As filed with the Securities and Exchange Commission on November 12, 2010

Registration No. 333-170238

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

AMENDMENT NO. 2
TO
Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Bitauto Holdings Limited
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands (State or other jurisdiction of incorporation or organization)	7370 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

New Century Hotel Office Tower, 6/F
No. 6 South Capital Stadium Road
Beijing, 100044
The People’s Republic of China
(86-10) 6849-2345
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Law Debenture Corporate Services Inc.
400 Madison Avenue, 4th Floor
New York, New York 10017
(212) 750-6474
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong (852) 3740-4700	Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, Tower 2, China World Trade Center No. 1 Jian Guo Men Wai Avenue Beijing 100004 The People’s Republic of China (86-10) 6535-5500	Alan Seem, Esq. Shearman & Sterling LLP 12/F East Tower, Twin Towers B-12 Jianguomenwai Dajie Beijing 100022 The People’s Republic of China (86-10) 5922-8000

Approximate date of commencement of proposed sale to the public:  as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to	Offering Price	Aggregate Offering	Registration
Securities to be Registered	be Registered	per Share	Price(2)(3)	Fee(4)
Ordinary Shares, par value $0.00004 per share(1)	12,190,000	$12.00	$146,280,000.00	$10,429.76

(1)	American depositary shares issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-170313). Each American depositary share represents one ordinary share.

(2)	Includes ordinary shares that are issuable upon the exercise of the underwriters’ option to purchase additional shares. Also includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These ordinary shares are not being registered for the purpose of sales outside the United States.

(3)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.

(4)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED NOVEMBER 12, 2010

10,600,000 American Depositary Shares

Bitauto Holdings Limited

Representing 10,600,000 Ordinary Shares

This is our initial public offering. We are offering 9,000,000 American depositary shares, or ADSs, each representing one ordinary share, par value $0.00004 per share. Certain of our shareholders identified in this prospectus are offering an additional 1,600,000 ADSs. We will not receive any proceeds from the ADSs sold by the selling shareholders. No public market currently exists for our shares or ADSs.

We currently anticipate the initial public offering price of our ADSs to be between $10.00 and $12.00 per ADS. We have applied to have the ADSs listed on the New York Stock Exchange, or the NYSE, under the symbol ‘‘BITA.”

Investing in our ADSs involves a high degree of risk. See “Risk Factors” beginning on page 11.

	Per ADS	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Bitauto Holdings Limited	$	$
Proceeds, before expenses, to the selling shareholders	$	$

We have granted the underwriters a 30-day option to purchase up to 1,590,000 additional ADSs from us at the initial public offering price less underwriting discounts and commissions.

Delivery of our ADSs will be made on or about          , 2010.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Citi	UBS Investment Bank

Oppenheimer & Co.	Lazard Capital Markets

The date of this prospectus is          , 2010.

BitAuto 易车

China's auto sales
16.6 M
13.8 M
9.5 M
2008
2009
2010 E
易车网
bitauto.com
UCar 优卡
cig 新意互动

A leading provider fo Internet content and marketing services for China’s fast-growing automotive industry

You should rely only on the information contained in this prospectus or in any related free-writing prospectus that we have filed with the Securities and Exchange Commission, or the SEC. We have not authorized anyone to provide you with information that is different from that contained in this prospectus or in any other filed free-writing prospectus. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales are permitted. Unless otherwise indicated, the information in this prospectus may only be accurate as of the date of this prospectus, regardless of the time of its delivery or of any sale of the ADSs.

We have not taken any action to permit a public offering of the ADSs outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of this prospectus outside the United States.

Until          , 2010 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

Conventions That Apply to This Prospectus

Unless we indicate otherwise, all information in this prospectus assumes no exercise by the underwriters of their option to purchase up to 1,590,000 additional ADSs representing 1,590,000 ordinary shares from us.

Unless the context indicates otherwise, all share and per share data in this prospectus give retrospective effect to a 1-to-2.5 share split that became effective on October 28, 2010.

Except where the context otherwise requires and for purposes of this prospectus only:

•	“we,” “us,” “our company,” “our” and “Bitauto” refer to Bitauto Holdings Limited, a Cayman Islands company, its subsidiaries and special purpose entities, or SPEs;

•	“ADSs” refers to our American depositary shares, each of which represents one ordinary share, and “ADRs” refers to American depositary receipts, which, if issued, evidence our ADSs;

•	“China” or the “PRC” refers to the People’s Republic of China excluding, for the purpose of this prospectus only, Hong Kong, Macau and Taiwan;

•	“IFRS” refers to International Financial Reporting Standards, as issued by the International Accounting Standards Board, or IASB;

•	“RMB” or “Renminbi” refers to the legal currency of China and “$,” “dollar,” “US$” or “U.S. dollar” refers to the legal currency of the United States; and

•	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.00004 per share, and “preference shares” refers to our Series A preference shares, Series B preference shares, Series C preference shares, Series D-1 preference shares and Series D-2 preference shares, par value $0.00004 per share.

Our financial statements are expressed in Renminbi, which is our presentation currency. Certain of our financial data in this prospectus are translated into U.S. dollars solely for your convenience. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this prospectus were made at a rate of RMB6.6905 to $1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2010. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all. For more information, see “Exchange Rates” on page 49 of the prospectus.

ii

PROSPECTUS SUMMARY

You should read the following summary together with the entire prospectus, including the more detailed information regarding us, the ADSs being sold in this offering, and our consolidated financial statements and related notes appearing elsewhere in this prospectus. You should consider carefully, among other things, the matters discussed in the section entitled “Risk Factors.” This summary and other sections of this prospectus contain information from a report, referred to in this prospectus as the iResearch Report, which we commissioned iResearch Consulting Group, or iResearch, an independent market research firm, to provide information on the industry in which we operate, including our market position in that industry.

Our Company

We are a leading provider of Internet content and marketing services for China’s fast-growing automotive industry. Our bitauto.com and ucar.cn websites provide consumers with up-to-date new and used automobile pricing information, specifications, reviews and consumer feedback. According to iResearch, our websites were the most visited automotive vertical websites in China for new and used automobile pricing information in the third quarter of 2010. Through our innovative “vertical plus portal” model, we also distribute our dealer customers’ automobile pricing and promotional information through 67 partner websites, including major portals operated by Tencent, Sina, Netease, Yahoo China and Tom Online. As a result, our automotive content had the broadest consumer reach to China’s Internet users in the third quarter of 2010, according to iResearch.

We manage our businesses in three segments, namely, our bitauto.com business, our ucar.cn business and our digital marketing solutions business. Our bitauto.com business provides subscription services to new automobile dealers that enable them to list pricing and promotional information on our bitauto.com website and our partner websites and to interact with consumers through our virtual call center. It also provides advertising services to dealers and automakers on our bitauto.com website. Our ucar.cn business provides listing services to used automobile dealers that enable them to display used automobile inventory information on our ucar.cn website and our partner websites. It also provides advertising services to used automobile dealers and automakers with certified pre-owned automobile programs on our ucar.cn website. Our digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising agent services.

We have established a nationwide dealer customer base in China. Our new automobile dealer subscribers have increased from 981 in 2007 to 2,783 in the first nine months of 2010, and our used automobile listing customers have increased from 265 in the first half of 2009 to 1,094 in the first nine months of 2010. Furthermore, an increasing number of our dealer customers regularly place advertisements on our bitauto.com and ucar.cn websites. We maintain regular in-person contact with our dealer customers through our extensive nationwide sales and service representative network located in 77 cities across China. We provide our new automobile dealer subscription services through our proprietary Easypass platform and used automobile listing services through our proprietary Transtar platform. Both platforms enable our customers to manage their online marketing efforts in an efficient and cost-effective manner, and use these services as needed without having to make large upfront investments in software, hardware, implementation services and IT staff as they would with traditional software solutions. Our large dealer customer base has enabled us to build a comprehensive automotive database among China’s automotive vertical websites and gives us a significant advantage over our competitors.

In addition, we have a diverse base of automaker customers, to whom we provide advertising services and digital marketing solutions. Of the approximately 80 major automakers in China, consisting of international and Chinese automobile manufacturers and their joint ventures, 55 placed advertisements on our bitauto.com website in the nine months ended September 30, 2010. We are the largest Internet advertising agency for automakers in China, placing advertisements representing more than 30% of the overall online advertising spending by automakers in China in 2009, according to iResearch. We believe our customers value our ability to offer a wide range of high-value services and efficient solutions to assist them in reaching a broad group of automobile consumers and influencing their purchase decisions.

Our revenues from continuing operations were RMB127.7 million, RMB239.0 million, RMB293.3 million ($43.8 million) and RMB299.3 million ($44.7 million) in 2007, 2008, 2009 and the nine months ended September 30, 2010. Under IFRS, we had a loss of RMB146.0 million, a profit of RMB84.3 million, a loss of RMB6.0 million ($0.9 million) and a loss of RMB786.9 million ($117.6 million) in 2007, 2008, 2009 and the nine months ended September 30, 2010, respectively, from our continuing operations. The losses were primarily attributable to the significant amounts of the charges recognized under IFRS in connection with the increase in fair value of our preference shares resulting from our improved business outlook. Our non-GAAP profit from continuing operations, defined as (loss)/profit from continuing operations excluding the charges relating to our preference shares and share-based payments, were RMB15.6 million, RMB54.3 million, RMB41.8 million ($6.2 million) and RMB33.4 million ($5.0 million) in 2007, 2008, 2009 and the nine months ended September 30, 2010, respectively. For a reconciliation of our non-GAAP profit from continuing operations to the IFRS (loss)/profit from continuing operations, see footnote (4) on page 9 of this prospectus.

Our Industry

China’s automobile market has experienced, and is expected to continue to experience, significant growth driven by increasing urbanization, continued macroeconomic growth and rising personal disposable income across the nation. In 2009, China overtook the U.S. to become the world’s largest automobile market based on domestic sales volume, according to China Automotive Dealers Association, or CADA. At the same time, China’s automobile market is still underpenetrated as compared to developed and certain other developing countries. According to J.D. Power and Associates, or J.D. Power, China’s personal automobile density, defined as the number of passenger vehicles per 1,000 persons of driving age, was 35 in 2009, significantly lower than that of the United States (985), Western Europe (611), Japan (541), Russia (277) and Brazil (142).

New automobile sales volume in China has grown rapidly at a CAGR of 24.2% from 5.8 million units in 2005 to 13.8 million units in 2009, and is expected to grow further at a CAGR of 11.5% to reach 21.3 million units in 2013, according to J.D. Power. Used automobile sales volume in China has also grown rapidly at a CAGR of 21.8% from 1.5 million units in 2005 to 3.3 million units in 2009, according to CADA. The used automobile market in China is still at an early stage of development, but is expected to grow quickly at a CAGR of 31.9% to reach 10.0 million units in 2013, according to CADA, driven by an overall increase of automobiles in the market and shorter average automobile holding periods, among other factors.

Along with the strong growth in China’s automobile market in recent years, automobile consumers’ demand for automobile information online has also increased significantly, as the Internet offers comprehensive, easily accessible, searchable and frequently updated content. Given automobile consumers’ increasing dependence on the Internet when searching for automobile-related information, the market has observed a growing adoption of online advertising and online listing by market participants in the automotive industry over the past few years.

According to iResearch, the online portion of China’s total automobile advertising spending has grown from 3.3% in 2005 to 7.4% in 2009, and is expected to grow to 10.9% in 2013. Total online automobile advertising spending in China has also increased at a CAGR of 54.3% from RMB254 million in 2005 to RMB1,440 million in 2009, and is expected to grow further at a CAGR of 27.5% to reach RMB3,806 million in 2013. At the same time, automakers and automobile dealers are rapidly adopting the Internet for brand marketing and pricing and product information listing to take advantage of the high visitor traffic of automobile vertical websites.

Our Strengths and Strategies

We believe that the following strengths have contributed to our success and differentiate us from our competitors:

•	broadest consumer reach;

•	comprehensive automotive content and database;

•	proprietary online marketing platforms;

•	nationwide dealer customer base;

•	diverse automaker customer base; and

•	seasoned management team with extensive industry knowledge and proven execution capabilities.

Our goal is to strengthen our position as a leading provider of Internet content and marketing services for China’s automotive industry. We intend to leverage our existing strengths and pursue the following strategies to achieve our goal:

•	broaden our service offerings and enhance our service capabilities;

•	capitalize on the fast growing used automobile market;

•	promote our brand image to increase our consumer and industry influence;

•	expand our customer base and deepen market penetration;

•	strengthen and expand our network of partner websites; and

•	selectively pursue strategic acquisitions and joint ventures.

Our Challenges

Our ability to realize our business objectives and execute our strategies is subject to many risks and uncertainties, including those relating to our ability to:

•	implement our business model and strategies and adapt and modify them as needed;

•	maintain and expand our customer base among automakers and automobile dealers and increase our brand recognition in China’s automotive industry;

•	anticipate the needs of the evolving used automotive industry and offer services that effectively address these needs;

•	increase our brand recognition among general Internet users;

•	anticipate and adapt to evolving economic conditions, changes in China’s automotive and Internet marketing industries as well as the impact of significant competitive and market dynamics; and

•	manage our growth effectively and efficiently.

Please see “Risk Factors” and other information included in this prospectus for a detailed discussion of these risks and uncertainties.

Our Corporate Information

Our principal executive offices are located at New Century Hotel Office Tower, 6/F, No. 6 South Capital Stadium Road, Beijing, 100044, the People’s Republic of China. Our telephone number at this address is (86-10) 6849-2345. Our registered office in the Cayman Islands is located at Offshore Incorporations (Cayman) Limited, Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman KY1-1112, Cayman Islands.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is corp.bitauto.com. The information contained on our website is not a part of this prospectus. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., 400 Madison Avenue, 4th Floor, New York, New York 10017.

Our Corporate Structure

We are a Cayman Islands holding company incorporated on October 21, 2005. We conduct substantially all of our business through our operating subsidiary, Beijing Bitauto Internet Information Company Limited, or BBII, and

our consolidated SPEs in China. We own 100% of the equity of BBII in China through a wholly owned subsidiary, Bitauto Hong Kong Limited, which was incorporated in Hong Kong on April 27, 2010.

Beijing C&I Advertising Company Limited, or CIG, which was incorporated in 2002, is one of our SPEs in China and provides digital marketing solutions to automakers. Beijing Bitauto Information Technology Company Limited, or BBIT, is another SPE of ours and was incorporated in 2005. BBIT conducts our bitauto.com business and our ucar.cn business. Beijing Easy Auto Media Company Limited, or BEAM, is one of our SPEs but is not actively conducting business at present.

Due to certain restrictions under PRC law on foreign ownerships of entities engaged in Internet and advertising businesses, we conduct our operations in China through contractual arrangements among BBII, our SPEs in China and the shareholders of these SPEs. As a result of these contractual arrangements, we control our SPEs and have consolidated the financial information of these SPEs and their subsidiaries in our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS.

The following diagram illustrates our corporate structure as of the date of this prospectus:

(1)	Bin Li and Weihai Qu hold 80% and 20% equity interest in CIG, respectively.

(2)	Bin Li and Weihai Qu hold 80% and 20% equity interest in BBIT, respectively.

(3)	Guang Chen, Jinsong Zhu, Shengde Wang, Rong Xiao, Aiping Xu, Xiaodong Hu, Xiangyu Chen and Jun Xia hold 16%, 16%, 16%, 16%, 16%, 8%, 6% and 6% equity interest in BEAM, respectively.

(4)	Beijing Bitauto Interactive Advertising Company Limited is 75% owned by CIG and 25% owned by BBIT.

(5)	Beijing You Jie Information Company Limited is 80% owned by CIG and 20% owned by BBIT.

(6)	You Jie Wei Ye (Beijing) Culture Media Company Limited is 80% owned by CIG and 20% owned by BBIT.

(7)	Beijing BitOne Technology Company Limited is 80% owned by BBIT and 20% owned by CIG.

The Offering

ADSs offered by us	9,000,000 ADSs.

ADSs offered by the selling shareholders	1,600,000 ADSs.

Offering price	We estimate that the initial public offering price will be between $10.00 and $12.00 per ADS.

ADSs outstanding immediately after this offering	10,600,000 ADSs.

Ordinary shares outstanding immediately after this offering	41,253,390 shares.

The ADSs	Each ADS represents one ordinary share, par value $0.00004 per share. The ADSs may be evidenced by ADRs.

The depositary will be the holder of the ordinary shares underlying your ADSs and you will have rights as provided in the deposit agreement among us, the depositary and owners and beneficial owners of ADSs from time to time.

Although we do not expect to pay dividends in the foreseeable future, if we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses.

You may turn in your ADSs to the depositary in exchange for ordinary shares underlying your ADSs. The depositary will charge you fees for exchanges.

We may amend or terminate the deposit agreement without your consent, and if you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

You should carefully read the section in this prospectus entitled “Description of American Depositary Shares” to better understand the terms of the ADSs. You should also read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Listing	We have applied to have the ADSs listed on the NYSE under the symbol “BITA.” The ADSs and shares will not be listed on any other exchange or quoted for trading on any other automated quotation system.

Option to purchase additional ADSs	We have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of 1,590,000 additional ADSs.

Reserved ADSs	At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of 730,000 ADSs offered in this offering to some of our directors, officers, employees, business associates and related persons through a directed share program. These reserved ADSs account for an aggregate of approximately 6.9% of the ADSs offered in this offering (assuming no exercise of the underwriters’ over-allotment option).

Use of proceeds	Our net proceeds from this offering are expected to be approximately $88.8 million, or approximately $102.6 million if the underwriters exercise their option to purchase additional ADSs in full, assuming an initial public offering price of $11.00 per ADS, which is the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. We will not receive any proceeds from the ADSs sold by the selling shareholders. We anticipate using the proceeds as follows:

• approximately $25.0 million of the net proceeds for product development;

• approximately $25.0 million of the net proceeds for sales and marketing; and

•  the balance for general corporate purposes, including working capital, approximately $3.0 million to pay an RMB20 million loan drawn from a revolving line of credit facility at an annual interest rate of 5.31% that will mature on April 29, 2011, and potential acquisitions, although we have not identified any potential acquisition targets at this time.

Depositary	Citibank, N.A.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in the ADSs.

Lock-up	We, our directors, executive officers and all of our shareholders have agreed with the underwriters not to sell, transfer or otherwise dispose of any of our ordinary shares or ADSs representing our ordinary shares for 180 days after the date of this prospectus. See “Underwriting.”

The number of ordinary shares that will be outstanding immediately after this offering:

•	assumes no exercise of the underwriters’ option to purchase additional ADSs;

•	assumes the conversion of all outstanding preference shares into 19,760,340 ordinary shares immediately prior to the completion of this offering; and

•	excludes 2,178,750 ordinary shares issuable upon the exercise of options outstanding as of September 30, 2010 under our 2006 Stock Incentive Plan, or the 2006 Plan, and our 2010 Stock Incentive Plan, or the 2010 Plan, at a weighted average exercise price of approximately $2.47 per share.

SUMMARY CONSOLIDATED FINANCIAL DATA

You should read this summary consolidated financial data together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with IFRS.

The following summary consolidated statements of comprehensive income data for the years ended December 31, 2007, 2008 and 2009 and the summary consolidated statements of financial position data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated statements of comprehensive income data for the nine months ended September 30, 2009 and 2010 and the summary consolidated statements of financial position data as of September 30, 2010 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial data. The unaudited interim financial information includes all adjustments, consisting only of normal and recurring adjustments that we consider necessary for a fair presentation of our financial position and results of operations for the periods presented. Our unaudited results for the nine months ended September 30, 2010 may not be indicative of our results for the full year ending December 31, 2010. Our historical results do not necessarily indicate our expected results for any future periods.

Consolidated Statements	For the Year Ended December 31,				For the Nine Months Ended September 30,
of Comprehensive Income Data	2007	2008	2009		2009	2010
			RMB	$	RMB	RMB	$
	RMB	RMB
	(In thousands)

Continuing Operations
Revenue	127,699	238,978	293,313	43,840	195,684	299,252	44,728
Cost of revenue	(44,502)	(74,224)	(105,746)	(15,805)	(67,712)	(98,241)	(14,684)

Gross profit	83,197	164,754	187,567	28,035	127,972	201,011	30,044
Selling and administrative expenses(1)	(67,589)	(99,951)	(125,268)	(18,723)	(85,772)	(145,368)	(21,728)
Product development expenses	(4,644)	(14,437)	(17,090)	(2,554)	(11,491)	(20,976)	(3,135)

Operating profit	10,964	50,366	45,209	6,758	30,709	34,667	5,181
Other income	1,933	4,180	595	89	550	1,686	252
Other expenses	(43)	(1,267)	(1,168)	(175)	(934)	(943)	(141)
Changes in fair value of derivative component of convertible preference shares	(155,202)	50,295	(33,305)	(4,978)	(9,769)	(806,934)	(120,609)
Changes in fair value of convertible promissory notes	—	(8,709)	680	102	680	—	—
Interest income	743	636	373	56	309	404	60
Interest expense	—	—	—	—	—	(457)	(68)
Finance costs on convertible preference shares	(4,252)	(10,748)	(14,917)	(2,230)	(12,502)	(8,037)	(1,201)

(Loss)/profit before tax from continuing operations	(145,857)	84,753	(2,533)	(378)	9,043	(779,614)	(116,526)
Income tax expense	(127)	(439)	(3,503)	(524)	(2,480)	(7,245)	(1,083)

(Loss)/profit from continuing operations	(145,984)	84,314	(6,036)	(902)	6,563	(786,859)	(117,609)

(Loss)/profit for the year(2)	(174,416)	36,416	(60,348)	(9,020)	(20,148)	(838,169)	(125,277)
Total comprehensive (loss)/income(3)	(164,395)	54,742	(60,150)	(8,990)	(19,994)	(822,702)	(122,966)

(Loss)/profit per share from continuing operations attributable to ordinary shareholders
Basic	(6.86)	3.16	(0.21)	(0.03)	0.23	(24.45)	(3.65)
Diluted	(6.86)	1.64	(0.21)	(0.03)	0.15	(24.45)	(3.65)

Consolidated Statements	For the Year Ended December 31,				For the Nine Months Ended September 30,
of Comprehensive Income Data	2007	2008	2009		2009	2010
			RMB	$	RMB	RMB	$
	RMB	RMB
	(In thousands)

(Loss)/profit per share attributable to ordinary shareholders
Basic	(8.21)	1.41	(2.07)	(0.31)	(0.72)	(26.04)	(3.89)
Diluted	(8.21)	0.87	(2.07)	(0.31)	(0.72)	(26.04)	(3.89)
Weighted average number of ordinary shares outstanding used in (loss)/profit per share calculation
Basic	10,633,323	12,048,856	12,123,008	—	12,048,856	12,424,369	—
Diluted	10,633,323	27,282,710	12,123,008	—	13,849,130	12,424,369	—
Other Financial Data:
Non-GAAP profit from continuing operations(4)	15,613	54,270	41,798	6,248	28,373	33,425	4,996

(1)	Including share-based payments of RMB2.1 million, RMB0.8 million, RMB0.3 million, RMB0.2 million and RMB5.3 million in 2007, 2008, 2009 and the nine months ended September 30, 2009 and 2010, respectively.

(2)	Including (loss)/profit for the year from continuing operations and loss after tax for the year from discontinued operations.

(3)	Including (loss)/profit for the year and foreign currency exchange difference.

(4)	Our management supplements the data they receive regarding IFRS (loss)/profit from continuing operations with non-GAAP profit from continuing operations, which excludes from IFRS (loss)/profit from continuing operations the charges relating to (i) changes in fair value of the derivative component of our convertible preference shares, (ii) changes in fair value of our convertible promissory notes, (iii) finance costs relating to our preference shares, and (iv) share-based payments. This non-GAAP financial measure provides our management with the ability to assess our operating results without considering the charges resulting from our convertible preference shares being characterized as liabilities under IFRS. In addition, our convertible preference shares will be automatically converted into ordinary shares upon the completion of this offering and, as a result, there will be no such charges relating to our convertible preference shares after the conversion other than in the quarter in which the conversion occurs. Furthermore, this non-GAAP financial measure eliminates the impact of items that we do not consider indicative of the performance of our business. We believe investors will similarly use such non-GAAP financial measure as one of the key metrics to evaluate our operating performance and compare our current operating results with historical and future periods and with other comparable companies.

The use of non-GAAP profit from continuing operations has certain limitations. Although we believe the excluded items are less meaningful in evaluating our current performance, the excluded items may be important in assessing our operating and financial performance if we grant options and issue preference shares or other financial instruments, such as warrants and convertible bonds, in the future. If any of these events occur, the impact of these items likewise will not be reflected in the presentation of the non-GAAP profit from continuing operations. This non-GAAP financial measure should be considered in addition to results prepared in accordance with IFRS, and should not be considered a substitute for or superior to IFRS results. In addition, our non-GAAP profit from continuing operations may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as we do.

The following table sets forth the reconciliation of our non-GAAP profit from continuing operations to IFRS (loss)/profit from continuing operations, the most directly comparable financial measure calculated and presented in accordance with IFRS:

	For the Year Ended				For the Nine Months Ended
	December 31,				September 30,
	2007	2008	2009		2009	2010
			RMB	$	RMB	RMB	$
	RMB	RMB	(In thousands)

(Loss)/profit from continuing operations	(145,984)	84,314	(6,036)	(902)	6,563	(786,859)	(117,609)
Changes in fair value of derivative component of convertible preference shares	155,202	(50,295)	33,305	4,978	9,769	806,934	120,609
Changes in fair value of convertible promissory notes	—	8,709	(680)	(102)	(680)	—	—
Finance costs on convertible preference shares	4,252	10,748	14,917	2,230	12,502	8,037	1,201
Share-based payments	2,143	794	292	44	219	5,313	795

Non-GAAP profit from continuing operations	15,613	54,270	41,798	6,248	28,373	33,425	4,996

The following table sets forth our summary consolidated statements of financial position as of December 31, 2008 and 2009 and September 30, 2010.

	As of December 31,			As of September 30,
Consolidated Statements of	2008	2009		2010
Financial Position Data	Actual	Actual		Actual		Pro Forma(1)
				RMB	$	RMB	$
	RMB	RMB	$
	(In thousands)

Assets
Current assets	276,312	429,761	64,235	437,960	65,460	437,960	65,460
Non-current assets	90,163	103,105	15,411	36,682	5,483	36,682	5,483

Total assets	366,475	532,866	79,646	474,642	70,943	474,642	70,943

Liabilities
Current liabilities	154,620	249,735	37,327	320,631	47,924	320,631	47,924
Non-current liabilities:
Convertible preference shares	305,850	473,620	70,790	1,267,120	189,391	—	—
Total non-current liabilities	353,083	477,299	71,340	1,267,120	189,391	—	—

Total liabilities	507,703	727,034	108,667	1,587,751	237,315	320,631	47,924

Total equity/(deficit)	(141,228)	(194,168)	(29,021)	(1,113,109)	(166,372)	154,011	23,019

Total liabilities and equity	366,475	532,866	79,646	474,642	70,943	474,642	70,943

(1)	Pro forma basis reflects the conversion of all outstanding preference shares on a 1-for-1 basis into an aggregate of 19,760,340 ordinary shares upon the completion of this offering.

RISK FACTORS

Investing in our ADSs involves a high degree of risk. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial position and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

Our future growth depends on the increased acceptance of the Internet as an effective marketing platform by the automotive industry and the increased Internet penetration among the general population in China.

We generate a significant portion of our revenues from providing Internet marketing services to automakers and automobile dealers. However, Internet marketing has not yet been widely accepted as an effective marketing platform by China’s automotive industry. In 2009, automakers only spent 7.4% of their marketing budgets for online advertising, according to iResearch. Many of our current or potential customers have not traditionally devoted a significant portion of their advertising or marketing budgets to web-based media. They may have limited experience with the Internet as an advertising and marketing medium and therefore may not find the Internet to be effective for promoting their automobiles and related services. Some automakers and dealers may still prefer traditional print and broadcast media and may not be willing to spend a significant portion of their marketing budgets on online advertising. In addition, development of web software that blocks Internet advertisements before they appear on a user’s screen may hinder the growth of Internet marketing. Our customers may choose not to use Internet marketing services if their advertisements cannot reach the intended population due to this kind of software. Any negative perceptions as to the effectiveness of Internet marketing services may limit the growth of our business and adversely affect our results of operations. If the Internet does not become more widely accepted as a media platform for advertising and marketing, our business, financial position and results of operations could be materially and negatively affected.

Internet usage in China is limited among the general population. China has a relatively low penetration rate compared to most developed countries. In 2009, China’s Internet penetration rate was 28.7%, much lower than 74.1% in the United States, according to iResearch. The relatively high cost of Internet access may limit the increase in Internet penetration rate in China. The relatively underdeveloped telecommunications infrastructure and capacity constraints may further impede the development of the Internet to the extent that users experience delays, transmission errors and other difficulties. In addition, China has only recently developed the Internet as a commercial medium and as a result, our Internet marketing business is subject to many uncertainties, which could materially and adversely affect our business prospects, financial condition and results of operations.

Our dealer service delivery model is relatively new in China, and if we cannot attract enough dealers to subscribe to such service, we may not be able to sustain our revenue growth and operating profit.

With respect to our dealer customers, the manner in which we deliver our services is relatively new in China. Our Easypass platform, designed for new automobile dealers, is based on a service distribution model through which we deliver a package of software applications over the Internet to the subscribers of our new automobile dealer services. Used automobile dealers may list their automobiles in our database and have the option to publish their listings on our ucar.cn website and our partner websites through our Transtar platform, which is similar to our Easypass platform but is focused on used car listings. These platforms are Internet-based and offer a package of software applications that enable our dealer customers to create their own websites, publish automobile pricing and other promotional information and communicate with interested buyers. This differs from the traditional licensing arrangements for software applications. Furthermore, Easypass and Transtar platforms enable our dealer customers to publish their automobile listing and promotional information simultaneously on our websites and our partner websites. We typically pay a fixed fee to our partner websites for space on their websites in order to extend our automotive content’s reach and to attract dealers to subscribe to our Easypass and Transtar services. If our service delivery model for dealers cannot gain sufficient market acceptance, we may not be able to sustain our revenue growth and operating profit.

Failure to enhance our brand recognition could have a material adverse effect on our results of operations and growth prospects.

While our brands have garnered recognition among automotive industry experts and participants, our bitauto.com and ucar.cn brands may not be widely recognized among general consumers and Internet users. In the past, while we had participated in trade shows and other branding events, we had not placed as significant a focus on marketing our brand names to general Internet users. We believe the importance of brand recognition will increase as the number of Internet users in China grows. If we fail to enhance our brand recognition among general Internet users, we may be less effective in attracting new advertising business to our own websites. Furthermore, for our websites to be successful, we need to attract visitors to our websites on a regular basis by providing automobile and other relevant information. We may need to offer news, reports, reviews and specifications on substantially all automobile models available in China even though the manufacturers of some automobiles do not use any of our Internet marketing services. If such free offerings fail to attract enough visitors to our websites, we may not be able to generate sufficient revenues to pay for these offerings, which could materially and adversely affect our financial position and results of operations.

We also need to continue to enhance our brand awareness among automobile dealers and automakers in order to build on our position as a leading automobile Internet marketing service provider. While we have a large network of dealer customers and can reach a broad consumer base by partnering with other portals, listings by our dealer customers are placed on our partner websites in addition to our own websites. Our partner websites that distribute our dealers’ listing information may not always quote our names on their websites, and as a result, we may not achieve greater visibility among Internet users. This could increase our reliance on our partner websites.

We intend to enhance our brand recognition among Internet users and gradually establish our identity independent of our partner websites by expending significant time and resources. However, we may not be able to achieve our goals in a short period of time, or our branding efforts may not achieve our expected results. This could significantly limit our business prospects and adversely affect our financial condition and results of operations.

A limited number of automakers have contributed to a significant portion of our revenues, and if we are unable to maintain these key relationships or establish new relationships with additional automakers, our results of operations would be materially and adversely affected.

In the past, a limited number of automakers have contributed a significant portion of our revenues, primarily in the form of service fees for our digital marketing solutions and advertising fees for advertisement placements on our bitauto.com and ucar.cn websites. Revenue concentration is primarily a factor for our digital marketing solutions business due to the relatively small number of automaker customers for this business segment and the large size of their contracts with us. In 2007, 2008, 2009 and the first nine months of 2010, revenues from the top three customers in each period accounted for approximately 32.7%, 28.3%, 28.9% and 24.9%, respectively, of our total revenues from continuing operations. In particular, our largest customer, FAW Mazda Motor Sales Co., Ltd., or FAW Mazda, a China-based joint venture automaker, accounted for 22.1%, 20.8%, 21.4% and 17.4%, of our total revenues from continuing operations in 2007, 2008, 2009 and the first nine months of 2010, respectively. In addition, we generate revenue indirectly from these top customers in the form of performance-based rebates. When we place advertisements on behalf of our automaker customers, we typically receive performance-based rebates from media vendors calculated as a percentage of qualifying payments for the advertising space purchased and utilized by our automaker customers. See “— Risks Related to Our Business and Industry — We may not be able to continue to collect performance-based rebates for the advertisements we place on other websites, which is an important source of revenues for us.”

Our top three customers vary from year to year, but FAW Mazda has remained our largest customer in the past three years. We anticipate that a small number of automakers, especially FAW Mazda, will continue to contribute to a significant percentage of our revenues in the foreseeable future. However, there is no assurance that our relationships with any of our existing automaker customers will continue in the future, or we could receive any minimum level of revenues from them. If we lose one or more of our important automaker customers, or if they materially reduce their purchase of our services, our results of operations would be materially and adversely affected.

We may not be able to continue to collect performance-based rebates for the advertisements we place on other websites, which is an important source of revenues for us.

An important part of our digital marketing solutions business is to place advertisements on other websites on behalf of our automaker customers. Such media vendor websites often offer incentives in the form of performance-based rebates equal to a percentage of qualifying payments for advertising space purchased and utilized by our customers. Performance-based rebates are an important source of our revenues. In 2009, income from performance-based rebates accounted for 20.8% of our total revenues from continuing operations. Nonetheless, our ability to collect rebates from a media vendor website is contingent upon the total value of advertisements we place on such websites during a set time period and whether such value reaches the pre-determined thresholds. If we fail to reach the set threshold, we may not be able to continue to collect performance-based rebates at our expected levels, if at all. Some major portals also require us to post a performance security deposit, which is usually 5% to 10% of the minimum value of advertisements we agree to place on such portals in a year or half a year. In this scenario, if we fail to reach the set minimum, we would lose not only part or all of the rebates, but also our performance security deposit. Some websites, in particular those with a large visitor base, may set the thresholds high or raise them from time to time and we may not be able to negotiate the rebate percentages or the threshold levels. Furthermore, media vendor websites may reduce the percentage of rebates or may not offer them at all. Our income from performance-based rebates may decrease or disappear, which could materially and adversely affect our financial condition and results of operations.

Our strategy to grow our used automobile-related business through our ucar.cn business may not succeed.

One of our growth strategies is to continue investing in our used automobile business through our ucar.cn website, which is currently a relatively small portion of our operations and for which we incurred a gross loss of RMB4.5 million in 2009 and a gross loss of RMB9.2 million in the nine months ended September 30, 2010 primarily due to increases in cost of revenues. In the past few years, automobile purchases by general consumers have experienced rapid growth in China. Automobiles are becoming more affordable to a broader group of consumers at different income levels. Many people have purchased or plan to purchase cars for the first time. We believe a market for used automobiles will gradually develop as the number of consumer-owned automobiles increases. However, the development of a used automobile market in China is subject to a high level of uncertainty and we cannot predict how the market will develop, if at all, in the future. Even if a used automobile market does develop, we cannot predict whether there will be a similar market on the Internet and whether our ucar.cn website will be poised to capture any of the growth. Our investment in the used automobile business may not prove profitable if the online market for used automobile information fails to develop or develops at a slower rate than expected, which could materially and adversely affect our financial condition and results of operations.

We are facing increased competition, and if we cannot compete effectively, our financial condition and results of operations may be harmed.

Our bitauto.com business faces competition from many market participants. With respect to our new automobile advertising services, we face competition from China’s automotive vertical websites, such as pcauto.com.cn and autohome.com.cn, as well as the automotive channels of major portals and traditional forms of media. Although we believe the rapid increase in China’s online population will draw more attention away from traditional forms of media, such as radio, television, newspapers, and magazines, we still compete with them for clients and advertising revenues. Competition with portals and automotive vertical websites is primarily centered on website traffic and brand recognition among general Internet users, spending by automakers and automobile dealers, and customer retention and acquisition. In addition, because the entry barrier for the Internet advertising business is relatively low, new competitors may be able to launch competitive services at relatively low costs and may acquire significant market share. Some competitors of our new automobile advertising services have greater financial and other resources than we do and may in the future achieve greater market acceptance and gain a greater market share. With respect to our new automobile dealer subscription services, we face competition from autohome.com.cn and pcauto.com.cn in terms of automobile inventory, timeliness and accuracy of automobile pricing information and website traffic. We believe our large dealer customer base and innovative Easypass automobile listing platform have put us at an advantageous position over our competitors, but we cannot assure you whether we would be able to maintain such competitive advantages in the future.

Our used automobile business, operated through our ucar.cn website, faces competitions from other used automobile websites, such as 51auto.com and hx2car.com, as well as other portals and media that publish used automobile information. The parameters of competition are similar to those of our bitauto.com business, except that the competition for our ucar.cn business is more focused on used automobile inventory and market penetration among dealers. Furthermore, the used automobile market is still in an early stage of development and we expect more competitors will join the market in the future.

For our digital marketing solutions business, we compete with other Internet marketing service providers in China. We face competition from the digital marketing business of well-established international advertising agencies such as Dentsu and WPP as well as local agencies that specialize in providing online marketing services, including AllYes Online Media, Hylink Advertising and Beijing Catch Stone Advertising. Most of these competitors do not focus only on the automotive industry, but also provide online marketing services to clients in other industries and may have greater resources and established reputation. As a result, these companies may be able to respond more quickly to changes in customer demands or to devote greater resources to the development, promotion and sale of their products and services than we can. In the automotive industry, we not only compete for customers, but also compete in terms of advertisement design, relationships with other media vendors, the quality, breadth, prices and effectiveness of services. Competition could affect our market share, pricing, and cost structure. We may not be able to continue to compete effectively with our existing competitors, maintain our current fee arrangements, or compete effectively with new competitors in the future.

If we are unable to compete effectively and successfully at reasonable costs against our existing and future competitors in any of our business segments, our business prospects, financial condition and results of operations could be materially and adversely affected.

We may not be able to maintain good cooperative relationships with our partner websites on reasonable terms, which could materially harm our business and results of operations.

To broaden our automotive content’s consumer reach, we not only place listings by our dealer customers on our automotive vertical websites, bitauto.com and ucar.cn, but also on 67 partner websites, including major portals operated by Tencent, Sina, Netease, Yahoo China and Tom Online. We typically pay a fixed fee to our partner websites for their advertising resources. Our partner websites may change the terms of cooperation, including raising prices, which would increase our operating expenses and eventually force us to end our relationships with them if the terms become commercially unreasonable. In addition, some of our partner websites may choose to partner with our competitors or decide to develop an automobile listing and dealer information database by themselves. If we are unable to partner with all or most of major portals on reasonable terms, we may experience a reduction in the number of dealers using our services, which could materially and adversely affect our results of operations. Although we do not rely on any one partner website for our dealer service business, material changes to our relationship, and our contract terms, with many of them may have a material adverse impact on our dealer service business model.

We rely on China’s automotive industry for substantially all our revenues and future growth, but the automotive industry is still at an early stage of development and subject to many uncertainties.

We rely on China’s automotive industry for substantially all our revenues, which we generate from providing Internet marketing services to automakers and automobile dealers. We have greatly benefited from the rapid growth of China’s automotive industry during the past few years. However, China’s automotive industry is still at an early stage of development and remains subject to many uncertainties. We cannot predict how this industry will develop in the future. Further, the growth of China’s automotive industry could be affected by many factors, including:

•	general economic conditions in China and around the world;

•	the growth of disposable household income and the availability and cost of credit available to finance automobile purchases;

•	taxes and other incentives or disincentives related to automobile purchases and ownership;

•	environmental concerns and measures taken to address these concerns;

•	the cost of energy, including gasoline prices, and the cost of automobile licensing and registration fees;

•	the improvement of the highway system and availability of parking facilities; and

•	other government policies relating to the automotive industry in China.

Any adverse change to these factors could reduce demand for automobiles, which, in return, would likely reduce demand for our products and services from automakers and dealers. Demand for our products and services is particularly sensitive to changes in general economic conditions. Automakers and dealers typically cut their marketing expenditures during periods of economic downturn. In addition, purchases of new automobiles are often discretionary for consumers and have been, and may continue to be, affected by negative trends in the economy. Historically, unit sales of automobiles, particularly new automobiles, has been cyclical, fluctuating with general economic cycles. If China’s automotive industry fails to expand or China’s economy stagnates or contracts, our business, financial condition and results of operations would be materially and adversely affected.

Any financial or economic crisis, or perceived threat of such a crisis, including a significant decrease in consumer confidence, may materially and adversely affect our business, financial condition and results of operations.

Any actual or perceived threat of a financial crisis in China, in particular a credit and banking crisis, could have an indirect, but material and adverse impact on our business and results of operations. After experiencing brief disruptions caused by the United States financial crisis, the Chinese economy has rebounded since early 2009 partly due to a sharp rise in the volume of bank loans as part of China’s response to the global economic crisis. It is impossible to predict how the Chinese economy would develop in the future and whether it might experience any financial crisis in a manner and scale similar to that in the United States. Nonetheless, any slowdown in China’s economic development might lead to tighter credit market, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of automobiles, which are still considered as luxury items in China, and our customers may also defer, reduce or cancel purchasing our services. To the extent any fluctuations in the Chinese economy significantly affect automakers’ and dealers’ demand for our services or change their spending habits, our results of operations may be materially and adversely affected.

In addition, an economic downturn may reduce the number of automakers and dealers in China and decrease the demand for our services. We depend on automakers and dealers for business. Continued economic growth in China expanded the network of automakers and dealers, which is the primary source of our customers. Since the early 1990s, many non-automotive enterprises joined China’s automotive industry and started offering new lines of automobiles. An increasing number of foreign brands gradually entered the Chinese market primarily by forming joint ventures with Chinese brands. Growing automobile production capacity and production volume have significantly increased the number of dealers. By contrast, negative economic trends could lead to consolidations among automakers and dealers, and in effect shrink our customer base. Production lines might be contracted or shut down. A reduction in the number of automakers and dealers would reduce the number of opportunities we have to sell our products and services. To the extent that the automakers and dealers have used our products or services, consolidations would result in cancellation of those product or service offerings. Any decrease in demand for our products and services could materially and adversely affect our ability to generate revenues, which in turn could adversely affect our financial condition and results of operations.

We may be liable to pay the media vendors in connection with the advertisements we placed with them on behalf of our automaker customers if we fail to collect some or all the payments from these automaker customers.

As part of our digital marketing solutions business, we place advertisements on the websites of our media vendors on behalf of our automaker customers. We enter into advertising agreements with media vendors only after our customers have confirmed the proposed advertisements in their agency agreements with us. The media vendors are obligated to place the advertisements based on our customers’ specific requirements. We receive net service fees for such advertising services and record a receivable from our customers and a corresponding payable due to the media vendors based on the total amount of advertisements placed. However, we need to pay our media vendors for their advertising resources when payments are due regardless of whether our automaker customers have made payments to us. Our contracts with media vendors generally also allow the media vendors to claim past-due payments of advertising fees directly from our automaker customers.

As of September 30, 2010, our trade and notes receivables and our trade payables were RMB321.7 million ($48.1 million) and RMB220.2 million ($32.9 million), respectively. Of these receivables and payables, RMB207.1 million ($31.0 million) was related to the receivables from our automaker customers and the corresponding payables due to media vendors in connection with the advertisements we placed with the media vendors on behalf of our automaker customers. Historically, we have not experienced any collection issues that required us to provide for bad debts in connection with our receivables from our automaker customers. Under our contracts with media vendors, terms of our trade payables due to media vendors generally correspond to, or are longer than, the terms of our receivables due from our automaker customers. However, we cannot assure you that our automaker customers will continue to make timely and full payments to us for the advertisements we placed on their behalves. If we fail to collect all or part of such payments from our automaker customers, we may continue to be held liable to pay the media vendors the full amount of our payables when they become due. In addition, we may incur penalty for late payments. As a result, our business, financial condition and results of operations would be materially and adversely affected.

Our customers may not renew their contracts for our services and we may not be able to sell additional or enhanced services to our existing customers.

Our customers, including automakers and dealers, may not renew their contracts or subscriptions for our services after the expiration of their terms. They may also renew for shorter contract lengths or for lower cost editions of our services. Our renewal rates may decline or fluctuate as a result of a number of factors, including customer dissatisfaction with our services, customers’ ability to maintain their operations and spending levels, and deteriorating general economic conditions. If our customers do not renew their contracts or subscriptions for our services or switch to lower cost editions at the time of renewal, our revenues could decline and our business may suffer. Our future success also depends in part on our ability to sell additional services or enhanced editions of our services to our current customers. This may also require increasingly sophisticated and costly sales efforts. Similarly, the rate at which our customers purchase new or enhanced services depends on a number of factors, including general economic conditions. If our efforts to sell new or enhanced services to our customers are not successful, our business may suffer.

Problems with China’s Internet infrastructure or with our third-party data center hosting facilities could impair the delivery of our services and harm our business.

Our Internet businesses are heavily dependent on the performance and reliability of China’s Internet infrastructure, the continual accessibility of bandwidth and servers to our service providers’ networks, and the continuing performance, reliability and availability of our technology platform. Our Easypass and Transtar platforms use the Internet to deliver services to our dealer customers, who access our software applications on the Internet. Distribution of dealer listing information is also accomplished through the Internet. Because we do not license our software to our customers, our customers depend on the Internet to access our services. In addition, we depend on the Internet to effectively publish our customers’ advertisements on our websites, which must be properly running and accessible to all visitors at all times. We rely on major Chinese telecommunication companies to provide us with bandwidth for our services, and we may not have any access to comparable alternative networks or services in the event of disruptions, failures or other problems. Our content distribution networks, located in several regions throughout China, may also be shut down or otherwise experience interruptions in a particular region. Internet access may not be available in certain areas due to national disasters, such as earthquakes, or local government decisions. If we experience technical problems in delivering our services over the Internet either at national or regional level, we could experience reduced demand for our services, lower revenues and increased costs.

Our main servers are located in the Internet data centers of third parties located in Beijing. We do not control the operation of these third-party data center hosting facilities, which are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures and similar events. They may also be subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct. Despite precautions taken at these facilities, the occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems at these facilities could result in lengthy interruptions in our services. We regularly back up our data on servers in different locations or on tapes stored in our offices. Even with disaster recovery arrangements, our services could still be interrupted. Such interruptions would reduce our revenues, require us to provide the services again, make refunds or pay penalties, shrink our customer base and adversely affect our ability to attract new customers. Our business could also be materially and adversely affected if our current and potential customers believe our services are unreliable.

Any breaches to our security measures, including unauthorized access, computer viruses and “hacking,” may adversely affect our database and reduce use of our services and damage our reputation and brand names.

Breaches to our security measures, including computer viruses and hacking, may result in significant damage to our hardware and software systems and database, disruptions to our business activities, inadvertent disclosure of confidential or sensitive information, interruptions in access to our websites, and other material adverse effects on our operations.

In particular, security breaches to our database could have a material and adverse effect on our business. Our Easypass and Transtar platforms not only allow our customers to edit and publish listing information, but also store and transmit such listings and keep track of data on historical marketing activities. This information is proprietary and confidential. Security breaches could expose us to risks of loss of this information and possible liability. We require user names and passwords to access this data and the accounts of our customers. These security measures may be breached as a result of third-party action, employee error, malfeasance or otherwise, during transfer of data or at any time, and result in persons obtaining unauthorized access to our customers’ data. Additionally, third parties may attempt to fraudulently induce employees or customers into disclosing sensitive information such as user names, passwords or other information in order to gain access to our or our customers’ data. Our customers may not have effective security measures and may share their user names and passwords with a group larger than necessary. If our security measures are breached and unauthorized access to ours or our customer’s data is obtained, our services may be perceived as not being secure and customers may curtail or stop using our services altogether and we may incur significant legal and financial exposure and liabilities. We may incur significant costs to protect our systems and equipment against the threat of, and to repair any damage caused by, computer viruses and “hacking.” Moreover, if a computer virus or “hacking” affects our systems and is highly publicized, our reputation and brand names could be materially damaged and use of our services may decrease.

We may not be able to successfully expand our service network into other geographical markets in China.

We currently have sales and service representatives located in 77 cities across China and plan to expand our operations to more cities. Geographical expansion is particularly important for us to acquire more dealer customers, whose operations are invariably localized and spread out in every region. Our consumer-facing websites need localized content that are relevant to our website visitors in a specific region. Nonetheless, expanding into new geographical markets imposes additional burdens on our sales, marketing and general managerial resources. As China is a large and diverse market, business practices and demands may vary significantly by region and our experience in the markets in which we currently operate may not be applicable in other parts of China. As a result, we may not be able to leverage our experience to expand into other parts of China. If we are unable to manage our expansion efforts effectively, if our expansion efforts take longer than planned or if our costs for these efforts exceed our expectations, our results of operations may be materially and adversely affected.

Our competitive position and ability to generate revenues could be further harmed if we fail to develop and introduce new products and services.

Continued increases in our advertising revenues from our new and used automobile websites depend on our ability to attract and acquire consumers to our websites and monetize that traffic at profitable margins with advertisers. If our websites do not provide a compelling, differentiated user experience, we may lose visitors to competing sites. Further, if traffic to our websites declines, we may lose some of our advertising customers who may reduce or eliminate their advertising purchases through us. Our competitors may introduce new alternative products that are more sophisticated and cost-effective than ours. In addition, both our dealer services and digital marketing solutions businesses rely on continued product and service innovations to retain existing, and attract new, customers. Our dealer customers may not continue to subscribe to our online listing services if we do not timely enhance their user experience and broaden our product and service offerings. Similarly, our digital marketing solutions business may gradually lose its competitive advantage if we are slower in technological innovations or in announcing either new or enhanced products and services.

To increase our brand recognition and stay competitive, we need to continue to develop new products and services for visitors to our websites and our automaker and dealer customers. The planned timing or introduction of new products and services is subject to risks and uncertainties. There can be no assurance that any of our new products and services will achieve widespread market acceptance and generate incremental revenues. Moreover, actual timing may differ materially from original plans. Unexpected technical, distribution or other problems could delay or prevent the introduction of one or more of its new products or services. If our new products and services are not well received, we may not only lose money, but also harm our reputation, and our results of operations could be materially and adversely affected.

Our business is subject to seasonal fluctuations and unexpected interruptions, which make it difficult to accurately predict our future operating results.

We have experienced, and expect to continue to experience, seasonal fluctuations in our revenues and results of operations. Historically, our revenues tend to be lower in the first half and higher in the second half of each year. Advertising and promotional activities often increase in the second half of each year. New automobile models tend to be introduced in the last quarter, which usually leads to increases in advertising spending by automakers. Furthermore, some of our customers whose fiscal year ends with the calendar year often choose to take advantage of the last opportunities to increase their annual revenues before the year ends. In comparison, activity levels tend to decrease after the fourth quarter’s spending. Our customers and automobile consumers may not yet have a set plan for the new fiscal year. Further, the holiday period following the Chinese New Year is usually in the first quarter, which may contribute to the lower activity levels in the first half of each year. Therefore, the seasonality of the automobile retail business and the resulting spending pattern of automakers and dealers may result in greater emphasis on the importance of our fourth quarter results.

Nonetheless, if conditions arise in the second half of a year that depress or affect automobile sales and marketing spending by our customers, such as depressed economic conditions or similar situations, our revenues for the year may be disproportionately and adversely affected. As a result of these factors, our revenues may vary from quarter to quarter and our quarterly results may not be comparable to the corresponding periods of prior years. Our actual results may differ significantly from our targets or estimated quarterly results. Therefore, you may not be able to predict our annual operating results based on a quarter-to-quarter comparison of our operating results. We expect quarterly fluctuations in our revenues and results of operations to continue. These fluctuations could result in volatility and cause the price of our ADSs to fall. As our revenues grow, these seasonal fluctuations may become more pronounced.

Our principal shareholders, directors and executive officers own a large percentage of our shares, allowing them to exercise significant influence over matters subject to shareholder approval, which may reduce the price of our ADSs and deprive you of an opportunity to receive a premium for your ADSs.

After this offering, our principal shareholders, directors and executive officers will beneficially own approximately 64.8% of our outstanding ordinary shares, assuming no exercise of the underwriters’ over-allotment option. Accordingly, these executive officers, directors and principal shareholders have substantial influence over the outcome of corporate actions requiring shareholders’ approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction, and their interests may not align with your interests as our ADSs holders. These shareholders may also delay or prevent a change of control or otherwise discourage a potential acquirer from attempting to obtain control of us, even if such a change of control would benefit you and our other shareholders. Corporate actions may be taken even if they are opposed by you and our other shareholders. This could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company. In addition, the significant concentration of share ownership may adversely affect the trading price of our ADSs due to investors’ perception that conflicts of interest may exist or arise.

Our business may be harmed by the potential conflicts of interest caused by our dual roles as both a supplier and a purchaser of advertisement resources.

As an Internet content provider, we supply advertisement space; as an advertising agent, we purchase advertisement space on behalf of our customers; as an automobile listing platform, we also purchase advertisement space and include it in our dealer subscription service package. Conflict of interests may arise between our roles as a purchaser and as a supplier of advertisement resources. As a supplier, we have incentives to place more advertisements on our own websites. Such conflicts could harm our reputation as an independent purchasing agent for our clients and our reputation as a supplier of advertisement resources. While we have and will continue to follow our clients’ instruction and maximize their interests, we do not know how the market will respond to our multi-functional roles in the future. Our customers have directed, and will continue directing, us to place their advertisements on websites of their choice, including websites in direct competition with ours, or our customers may choose not to advertise on our websites at all. As a result, our business, financial condition and results of operations could be materially and adversely affected.

Government policies on automobile purchases and ownership may materially affect our results of operations.

Government policies on automobile purchases and ownership may have a material effect on our business due to their influence on consumer behaviors. In early 2009, the PRC government lowered the purchase tax on passenger automobiles with 1.6 liter or smaller engine from 10% to 5% and introduced a trade-in subsidy on used automobiles with lower emission standards ranging from RMB3,000 to RMB6,000, leading to a 46% increase in passenger automobile sales in 2009. The purchase-tax cut was adjusted to 7.5% in 2010. In the face of concerns about a significant slowdown in automobile sales in 2010, the PRC government announced a plan to provide a subsidy of RMB3,000 per automobile for purchases of certain fuel-efficient automobiles with 1.6-liter or smaller engines. The trade-in subsidy was also expanded from RMB5,000 to RMB18,000. These government policies may have an indirect, but material impact on our business due to our reliance on the financial performance of automakers and automobile dealers. We cannot predict whether such government subsidies and tax cuts will continue in the future or whether similar incentives will be introduced, and if they are, their impact on automobile sales in China. It is possible that automobile sales may decline significantly upon expiration of the subsidy or tax cut if consumers have become used to such incentives and would delay purchase decisions in the absence of new incentives. As a result, our revenues may fluctuate and our results of operations may suffer.

If automakers are subject to product recalls, our business could suffer and our revenues may decrease.

Automakers are periodically subject to product recalls. In early 2010, Toyota announced product recalls around the world related to several of its automobile models. These product recalls interrupted the normal business operation of Toyota, its joint ventures and its dealers in China. In the past, other customers of ours also experienced product recalls. It is difficult to determine the impact product recalls might have on our business and revenues, but we expect that our revenues may decrease if Chinese consumers stop or reduce purchasing automobiles made by the recalling automakers, which might discourage such automakers and their dealers from using our services. If any of our customers experience product recalls in the future, our business, financial condition and results of operations could be adversely affected.

We may be subject to liability for placing advertisements with content that is deemed inappropriate or misleading.

PRC laws and regulations prohibit advertising companies from producing, distributing or publishing any advertisement that contains any content that violates laws and regulations, impairs the national dignity of the PRC, involves designs of the PRC national flag, national emblem or national anthem or the music of the national anthem, is considered reactionary, obscene, superstitious or absurd, is fraudulent, or disparages similar products. Some of our customers choose to produce their advertisements by themselves and we simply place them on our websites. While we do have a review procedure prior to publishing, we cannot guarantee that we can entirely eliminate such advertisements. If we are deemed to be in violation of such PRC regulations, we may be subject to penalties, including suspension of publishing, confiscation of the revenues related to these advertisements, levying of fines and suspension or revocation of our business license or advertising license, any of which may materially and adversely affect our business.

Furthermore, we may be subject to claims by consumers misled by information on our websites or other portals powered by our database. We may not to be able to recover our losses from advertisers by enforcing the indemnification provisions in the contracts. As a result, our business, financial condition and results of operations could be materially and adversely affected.

We may not be able to ensure the accuracy of dealer pricing and listing information.

We rely on our dealer customers to timely and accurately update their automobile information, prices, sales and promotions. The popularity of our automobile listings posted by dealers, in particular pricing information of automobiles, is premised on the accuracy, comprehensiveness and reliability of the data. If the information listed by our dealer customers is frequently misleading or exaggerated, we may gradually lose our appeal for our visitors. Our reputation could be harmed and we could experience reduced traffic to our websites, which could adversely affect our business and financial performance.

Failure to protect our brand, trademarks, software copyrights, trade secrets and other intellectual property rights could have a negative impact on our business.

We believe our brand, trademarks, software copyrights, trade secrets and other intellectual property rights are critical to our success. Any unauthorized use of our brand, trademarks, software copyrights, trade secrets and other intellectual property rights could harm our competitive advantages and business. Our efforts in protecting our brand and intellectual property rights may not always be effective. We regularly file applications to register our trademarks in China, but may not be able to register such marks, or register them within the category we seek. As of the date of this prospectus, our applications to register certain Chinese-language marks related to “ ” and “ ” are still pending approval by the Trademark Office of the State Administration for Industry and Commerce of PRC, or the PRC Trademark Office. Our “ ” trademark was registered under some categories, but not under all categories we applied for. We are aware that the name ‘‘ ” is currently being used by Shenzhen Jinwei Tech, an automobile navigation system manufacturer in China, and that Shenzhen Lianhe Licheng Technology Development Company Limited registered “ ” with the PRC Trademark Office in 2006 under a category different from ours. We are also aware that marks that bear similarities to “ ” in writing or in pronunciation (such as “ ’’, “ ” and “ ”) have been registered in a number of categories by third parties unrelated to us. As a result, our trademarks, in particular “ ”, may have been diluted. Such dilution could cause confusion among consumers or divert business opportunities from us, which could materially and adversely affect our business and results of operations.

Historically, China has not protected intellectual property rights to the same extent as the United States, and infringement of intellectual property rights continues to pose a serious risk in doing business in China. Monitoring and preventing unauthorized use is difficult. The measures we take to protect our intellectual property rights may not be adequate. For example, some of our applications to register certain trademarks were denied by relevant PRC authorities in the past. Further, the application of laws governing intellectual property rights in China is uncertain and evolving, and could involve substantial risks to us. As the right to use Internet domain names is not rigorously regulated in China, other companies may have incorporated in their domain names elements similar in writing or pronunciation to our trademarks and domain names. Our business could be materially and adversely affected if we could not adequately protect our content, trademarks, copyrights, trade secrets and our other intellectual property.

Copyright infringement and other intellectual property claims against us may adversely affect our business.

We have collected and compiled on our websites, automobile-related news and reports, automobile pictures and specifications, maps, consumer reviews, and other documents and information prepared by third parties. Because some content on our websites is collected from various sources, we may be subject to claims for breach of contract, defamation, negligence, unfair competition, copyright or trademark infringement, or claims based on other theories. We could also be subject to claims based upon the content that is displayed on our websites or accessible from our websites through links to other websites or information on our websites supplied by third parties. Any lawsuits or threatened lawsuits, in which we are involved, either as a plaintiff or as a defendant, could cost us a significant amount of time and money and distract management’s attention from operating our business. Any judgments against us in such suits, or related settlements, could harm our reputation and have a material adverse affect on our results of operations. If a lawsuit against us is successful, we may be required to pay damages or enter into royalty or license agreements that may not be based upon commercially reasonable terms, or we may be unable to enter into such agreements at all. As a result, the scope of our database we offer to the consumers could be reduced, which may adversely affect our ability to attract and retain customers.

We rely heavily on our senior management team and key personnel and the loss of any of their services could severely disrupt our business.

Our future success is highly dependent on the ongoing efforts of our senior management and key personnel. We rely on our management team for their extensive knowledge of and experience in China’s automotive and Internet industries as well as their deep understanding of the Chinese automobile market, business environment and regulatory regime. We do not carry, and do not intend to procure, key person insurance on any of our senior management team. The loss of the services of one or more of our senior executives or key personnel, Mr. Bin Li in particular, may have a material adverse effect on our business, financial condition and results of operations. Competition for senior management and key personnel is intense, and the pool of suitable candidates is very limited, and we may not be able to retain the services of our senior executives or key personnel, or attract and retain senior executives or key personnel in the future. If we fail to retain our senior management, our business and results of operations could be materially and adversely affected. In addition, if any members of our senior management or any of our key personnel joins a competitor or forms a competing company, we may not be able to replace them easily and we may lose customers, business partners and key staff members. Each of our senior executives and key personnel has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. In the event of a dispute between any of our senior executives or key personnel and us, we cannot assure you as to the extent, if any, that these provisions may be enforceable in the PRC due to uncertainties involving the PRC legal system.

We may not be able to attract and retain highly skilled employees, provide necessary training or maintain good relationships with our employees.

Our business is supported and enhanced by a team of highly skilled employees who are critical to maintaining the quality and consistency of our services and our brand and reputation. It is important for us to attract qualified employees, in particular sales executives and engineers with high levels of experience in creative design, software development and Internet-related services. Competition for these employees is intense. There may be a limited supply of qualified individuals in some of the cities in China where we have operations and other cities into which we intend to expand. In order to attract prospective, and retain current, employees, we may have to increase our employee compensation by a larger scale and at a faster pace than we expect, which would increase our operating expenses. In addition, we must hire and train qualified employees in a timely manner to keep pace with our rapid growth while maintaining consistent quality of services across our operations in various geographic locations. We must also provide continuous training to our employees so that they are equipped with up-to-date knowledge of various aspects of our operations and can meet our demand for high-quality services. If we fail to do so, the quality of our services may deteriorate in one or more of the markets where we operate, which may cause a negative perception of our brand and adversely affect our business. Finally, we may run into disputes with our employees from time to time and if we are not able to properly handle our relationship with our employees, our business and results of operations may be adversely affected.

Our business may suffer if we do not successfully manage our current and future growth.

We have experienced rapid growth in the past few years. Our revenues increased from RMB127.7 million in 2007 to RMB239.0 million in 2008 and RMB293.3 million ($43.8 million) in 2009 and increased from RMB195.7 million for the nine months ended September 30, 2009 to RMB299.3 million ($44.7 million) for the nine months ended September 30, 2010. Our sales and service representative network has expanded to 77 cities as of September 30, 2010. We intend to continue to expand our operations. However, we may not be able to sustain a similar growth rate in revenues or geographic coverage in future periods due to a number of factors, including the greater difficulty of growing at sustained rates from a larger revenue base. In addition, our expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. In order to manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified personnel, particularly as we expand into new markets. As our operations expand into more cities throughout China, we will face increasing challenges in managing a large and geographically dispersed group of employees. We may not be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new operations into our current business plan. As a result, our reputation, business and operations may suffer. Accordingly, you should not rely on our historical growth rate as an indication of our future performance.

Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations.

We began operations in 2000 and did not begin to grow significantly until 2005. Our limited operating history may not provide a meaningful basis on which to evaluate our business. We expect that our operating expenses will increase as we expand. Any significant failure to realize anticipated revenue growth could result in significant operating losses. We will continue to encounter risks and difficulties frequently experienced by companies at a similar stage of development, including our potential failure to:

•	implement our business model and strategy and adapt and modify them as needed;

•	increase awareness of our brands, protect our reputation and develop customer loyalty;

•	manage our expanding operations and service offerings, including the integration of any future acquisitions; and

•	anticipate and adapt to changing conditions in the China’s automotive and Internet marketing industries as well as the impact of any changes in government regulations, mergers and acquisitions involving our competitors, technological developments and other significant competitive and market dynamics.

If we are not successful in addressing any or all of these risks, our business may be materially and adversely affected.

We are susceptible to risks related to cash flow management.

We have experienced, and may continue to experience, short-term cash flow management problems from time to time. For example, some of our advertising services are not paid until after our services are fully performed. Some automakers may designate their advertising agencies to place their advertisements on our websites and subsequently pay us. Such advertising agencies may delay making payments to us, leading to longer aging cycles of our account receivables. Our cash flow from operations might not be sufficient to cover our account payables and we may incur penalty payments if we cannot pay third-party vendors on time. We may need to expend more resources in payment collections. This could negatively affect our results of operations in certain quarters and make it impossible to predict our future operating results.

Our third-party vendors may raise prices and as a result increase our operating expenses.

We rely on third parties for certain essential services, such as Internet services and server custody, and we may not have any control over the costs of the services they provide. Any third-party service provider may raise their prices, which might not be commercially reasonable to us. If we are forced to seek other providers, there is no assurance that we will be able to find alternative providers willing or able to provide high-quality services and there is no assurance that such providers will not charge us higher prices for their services. If the prices that we are required to pay third-party vendors for services rise significantly, our results of operations could be adversely affected.

Future acquisitions could prove difficult to integrate, disrupt our business and lower our operating results and the value of your investment.

As part of our business strategy, we regularly evaluate investments in, or acquisitions of, complementary businesses, joint ventures, services and technologies, and we expect that periodically we will continue to make such investments and acquisitions in the future. Acquisitions and investments involve numerous risks, including:

•	the potential failure to achieve the expected benefits of the combination or acquisition;

•	difficulties in, and the cost of, integrating operations, technologies, services and personnel; and

•	potential write-offs of acquired assets or investments.

In addition, if we finance acquisitions by issuing equity or convertible debt securities, our existing shareholders may be diluted, which could affect the market price of our ADSs. Further, if we fail to properly evaluate and execute acquisitions or investments, our business and prospects may be seriously harmed and the value of your investment may decline.

Furthermore, we may fail to identify or secure suitable acquisition and business partnership opportunities or our competitors may capitalize on such opportunities before we do, which could impair our ability to compete with our competitors and adversely affect our growth prospects and results of operations.

Any catastrophe, including outbreaks of health pandemics and other extraordinary events, could severely disrupt our business operations.

Our operations are vulnerable to interruption and damage from natural and other types of catastrophes, including earthquakes, fire, floods, hail, windstorms, severe winter weather (including snow, freezing water, ice storms and blizzards), environmental accidents, power loss, communications failures, explosions, man-made events such as terrorist attacks, and similar events. Due to their nature, we cannot predict the incidence, timing and severity of catastrophes. In addition, changing climate conditions, primarily rising global temperatures, may be increasing, or may in the future increase, the frequency and severity of natural catastrophes. If any such catastrophe or extraordinary event were to occur in the future, our ability to operate our business could be seriously impaired. Such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. Although we are headquartered in Beijing, we have operations in approximately 47 cities and sales and service representatives located in 77 cities throughout China, exposing us to potential catastrophes of all types in a broad geographic area in China. Because our property insurance only covers property damages caused by a limited number of numerated natural disasters and accidents and significant time could be required to resume our operations, our financial position and operating results could be materially and adversely affected in the event of any major catastrophic event.

In addition, our business could be materially and adversely affected by the outbreak of influenza A (H1N1), commonly referred to as “swine flu,” avian influenza, severe acute respiratory syndrome, or SARS, or other pandemics. Any occurrence of these pandemic diseases or other adverse public health developments in China could severely disrupt our staffing and otherwise reduce the activity levels of our work force, causing a material and adverse effect on our business operations.

We do not have any business liability, disruption or litigation insurance, and any business disruption or litigation we experience might result in our incurring substantial costs and diversion of resources.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products and are, to our knowledge, not well-developed in the field of business liability insurance. While business disruption insurance is available to a limited extent in China, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, except for property insurance and automobile insurance, we do not have any business liability, disruption or litigation insurance coverage for our operations in China. Any business disruption or litigation may result in our incurring substantial costs and diversion of resources.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with applicable PRC governmental restrictions on foreign investment in Internet content and marketing services, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

PRC law currently limits foreign ownership of companies that provide Internet content services in China up to 50%. Foreign and wholly foreign-owned enterprises are currently restricted from providing other Internet information services, such as Internet advertising. Also, PRC laws and regulations do not allow foreign entities with less than at least two years of direct experience operating an advertising business outside of China to invest in an advertising business in China. Because we have no direct experience operating an advertising business outside of China, we may not invest directly in a PRC entity that provides advertising services in China. We are a Cayman Islands company and foreign legal person under PRC law. Accordingly, neither we nor our wholly foreign-invested PRC subsidiary, BBII, is currently eligible to apply for the required licenses for providing Internet content services or advertising services in China.

As such, we conduct our business through contractual arrangements with our SPEs in China, that is, our Internet content business through BBIT, and our Internet advertising business through CIG and BEAM, and subsidiaries of BBIT and CIG. Each of the SPEs is currently owned by individual shareholders who are PRC citizens and holds the requisite licenses or permits to provide Internet content or advertising services in China. Their shareholders are set forth in “Our Corporate History and Structure.” BBIT holds licenses and permits required to operate our Internet content business and each of CIG and BEAM holds the licenses for our Internet advertising business. They all entered into a series of contractual arrangements with BBII but directly operate our businesses in China. We have been and are expected to continue to be dependent on SPEs to operate our businesses. We do not have any equity interest in any of the SPEs but substantially control their operations and receive the economic benefits through a series of contractual arrangements. For more information regarding these contractual arrangements, see “Our Corporate History and Structure.”

Furthermore, on July 26, 2006, Ministry of Industry and Information Technology, or MIIT, released the Circular on Strengthening the Administration of Foreign Investment in Operating Value-added Telecommunications Business, or the MIIT Notice, which reiterates certain provisions under China’s Administrative Rules on Foreign-Invested Telecommunications Enterprises. Among other things, the MIIT Notice prohibits domestic telecommunications license holders from renting, transferring or selling telecommunications licenses to any foreign investors in any form and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Under the MIIT Notice, holders of valued-added telecommunications business operating licenses, or their shareholders, must directly own the domain names and registered trademarks used by such license holders in their daily operations. BBIT’s Internet information services and CIG’s website creation and maintenance services are considered value-added telecommunication services set forth in the MIIT Notice, but BBIT and CIG do not directly own all the trademarks used on their websites. To comply with this requirement under the MIIT Notice, we are in the process of transferring the trademarks used on BBIT’s websites to BBIT, which holds a Telecommunication and Information Service Business

Operating License, or ICP License, for our Internet information services. CIG holds a Regional VAT license that allows it to provide website creation and maintenance services in Beijing. CIG generally owns the necessary domain names of the websites that CIG creates for, or maintains on behalf of, our customers, but CIG does not own the trademarks displayed on these websites. Since there is currently no official interpretation or implementation practice under the MIIT Notice, it remains uncertain how the MIIT Notice will be enforced and whether or to what extent the MIIT Notice may affect the legality of the corporate structures and contractual arrangements adopted by foreign-invested Internet companies that operate in China.

There are uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of our contractual arrangements with SPEs. We have also been advised by our PRC counsel that each of such contractual agreements for operating our business in China (including our corporate structure and contractual arrangements with the SPEs) complies with all applicable existing PRC laws, rules and regulations, and does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations. However, we cannot assure you that the PRC regulatory authorities will not adopt any new regulation to restrict or prohibit foreign investment in advertising business and value-added telecommunications business through contractual arrangement in the future, or will not determine that our corporate structure and contractual arrangements violate PRC laws, rules or regulations.

If we, any of the SPEs or any of their current or future subsidiaries are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the State Administration for Industry and Commerce, which regulates advertising companies, and the Ministry of Industry and Information Technology, which regulates Internet information services companies, would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of such entities;

•	discontinuing or restricting our PRC subsidiary’s and affiliates’ operations;

•	imposing fines, confiscating the income of the SPEs or our income, or imposing other requirements with which we or our PRC subsidiary and SPEs may not be able to comply;

•	imposing conditions or requirements with which we or our PRC subsidiary and affiliates may not be able to comply;

•	requiring us or our PRC subsidiary and SPEs to restructure our ownership structure or operations;

•	restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China; or

•	taking other regulatory or enforcement actions that could be harmful to our business.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business, and adversely affect our financial condition and results of operations.

We rely on contractual arrangements with our SPEs in China, and their shareholders, for our business operations, which may not be as effective in providing operational control or enabling us to derive economic benefits as through ownership of controlling equity interest.

We rely on and expect to continue to rely on contractual arrangements with our SPEs in China and their respective shareholders to operate our Internet content and advertising services business. These contractual arrangements may not be as effective in providing us with control over the SPEs as ownership of controlling equity interests would be in providing us with control over, or enabling us to derive economic benefits from the operations of, the SPEs. If we had direct ownership of the SPEs, we would be able to exercise our rights as a shareholder to (i) effect changes in the board of directors of those entities, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level, and (ii) derive economic benefits from the operations of the SPEs by causing them to declare and pay dividends. However, under the current contractual arrangements, as a legal matter, if any of the SPEs or any of their shareholders fails to perform its, his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies available under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. For example, if shareholders of a special purpose entity were to refuse to transfer their equity interests in such SPE to us or our designated persons when we exercise the purchase option pursuant to these contractual arrangements, we may have to take a legal action to compel them to fulfill their contractual obligations.

If (i) the applicable PRC authorities invalidate these contractual arrangements for violation of PRC laws, rules and regulations, (ii) any SPE or its shareholders terminate the contractual arrangements or (iii) any SPE or its shareholders fail to perform their obligations under these contractual arrangements, our business operations in China would be materially and adversely affected, and the value of your ADSs would substantially decrease. Further, if we fail to renew these contractual arrangements upon their expiration, we would not be able to continue our business operations unless the then-current PRC law allows us to directly operate Internet content and advertising businesses in China.

In addition, if any SPE or all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial position and results of operations. If any of the SPEs undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, our ability to generate revenues and the market price of your ADSs.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our operating entities and we may be precluded from operating our business, which would have a material adverse effect on our financial condition and results of operations.

The shareholders of our SPEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Conflicts of interest may arise between the dual roles of those individuals who are both minority shareholders, directors and executive officers of our company and shareholders of our SPEs. Mr. Bin Li and Mr. Weihai Qu jointly own all the equity interests in BBIT and CIG, with whom we conduct our business through contractual arrangements. In comparison, Mr. Li and Mr. Qu each only hold a minority interest in us and the percentage of their ownerships in us will become smaller when we go public. The fiduciary duty implied from their roles as our directors and executive officers is not fully aligned with their interests as shareholders of our SPEs. The same analysis applies to BEAM, which is is jointly owned by eight PRC individuals who may also serve as our officers. These individuals may breach or cause the SPEs that they beneficially own to breach or refuse to renew the existing contractual arrangements, which will have a material adverse effect on our ability to effectively control the SPEs and receive economic benefits from them. We do not have existing arrangements to address potential conflicts of interest between these individuals and our company and cannot assure you that when conflicts arise, these individuals will act in the best interests of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and those individuals, we would have to rely on legal proceedings, which may materially disrupt our business. There is also substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements with the SPEs may be subject to scrutiny by the PRC tax authorities and may result in a finding that we and the SPEs owe additional taxes or are ineligible for tax exemption, or both, which could substantially increase our taxes owed and thereby reduce our net income and the value of your investment.

Under applicable PRC laws, rules and regulations, arrangements and transactions among related parties may be subject to audits or challenges by the PRC tax authorities. We are not able to determine whether any of our transactions with our SPEs and their respective shareholders will be regarded by the PRC tax authorities as arm’s-length transactions. The relevant tax authorities may perform investigations to determine whether our contractual relationships with our SPEs and their respective shareholders were entered into on an arm’s-length basis. If any of the transactions we have entered into among our wholly-owned subsidiary in China and any of the SPEs and their respective shareholders are determined by the PRC tax authorities not to be on an arm’s-length basis, or are found to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, the PRC tax authorities may require us to make transfer pricing adjustments or adjust the profits and losses of such SPE and assess more taxes on it. In addition, the PRC tax authorities may impose late payment fees and other penalties to such SPE for under-paid taxes. Our results of operations may be adversely and materially affected if the tax liabilities of any of the SPEs increase or if it is found to be subject to late payment fees or other penalties.

Our contractual arrangements with our PRC special purpose entities may result in adverse tax consequences to us.

As a result of our corporate structure and the contractual arrangements between us and our PRC SPEs, we are effectively subject to a 5% PRC business tax on revenues derived from our contractual arrangements with our PRC SPEs. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and our PRC SPEs were not on an arm’s length basis and therefore constitute favorable transfer pricing arrangements. If this occurs, the PRC tax authorities could request that our PRC SPEs adjust its taxable income, if any, upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by increasing our PRC SPEs’ tax expenses without reducing our tax expenses, which could subject our PRC SPEs to late payment fees and other penalties for underpayment of taxes. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. As a result, our contractual arrangements with our PRC SPEs may result in adverse tax consequences to us.

We may rely on dividends and other distributions on equity paid by our wholly owned subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by BBII, our subsidiary in China, for our cash requirements, including the funds necessary to service any debt we may incur. If BBII incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements BBII currently has in place with the SPEs in a manner that would materially and adversely affect the ability of BBII to pay dividends and other distributions to us. Further, relevant PRC laws, rules and regulations permit payments of dividends by BBII only out of its retained earnings, if any, determined in accordance with accounting standards and regulations of China. Under PRC laws, rules and regulations, BBII is also required to set aside a portion of its net income each year to fund specific reserve funds. In addition, the statutory general reserve fund requires annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends until the cumulative fund reaches 50% of BBII’s registered capital. Therefore, BBII ability is limited in terms of transferring a portion of its net assets to us whether in the form of dividends, loans or advances. Any limitation on the ability of our subsidiary to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and materially and adversely affect our competitive position.

Since substantially all of our business operations are conducted in China, our business, financial position, results of operations and prospects are affected significantly by economic, political and legal developments in China. Because our business is closely related to the automotive industry and the Internet marketing industry, both of which are highly sensitive to business and personal discretionary spending levels, our business tends to decline during general economic downturns.

The Chinese economy differs from the economies of most developed countries in many respects, including the degree of government involvement, the level of development, the growth rate, the control of foreign exchange, access to financing and the allocation of resources. While the Chinese economy has grown significantly in the past three decades, the growth has been uneven, both geographically and among various sectors of the economy. Further, the Chinese economy has been transitioning from a planned economy to a more market-oriented economy and a substantial portion of the productive assets in China is still owned by the PRC government. The PRC government exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. In addition, other economic measures, as well as future actions and policies of the PRC government, could also materially affect our liquidity and access to capital and our ability to operate our business.

The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on our operations. For example, our results of operations and financial position may be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. Moreover, under current PRC regulations, since December 10, 2005, foreign entities have been allowed to directly own 100% of a PRC advertising business if the foreign entity has at least three years of direct operations of an advertising business outside of China, or to directly own less than 100% of a PRC advertising business if the foreign entity has at least two years of direct operations of an advertising business outside of China. This may encourage foreign advertising companies with more experience, greater technological know-how and more extensive financial resources than we have to compete against us and limit the potential for our growth. Also see “— Risks Related to Our Business and Industry — Government policies on automobile purchases and ownership may materially affect our results of operations.”

We may be required to obtain Internet publishing approval and be subject to fines and other penalties if we are deemed to conduct “Internet publishing” activities by relevant PRC authorities, which could have a material adverse effect on our business operation.

The General Administration of Press and Publication and the Ministry of Industry and Information Technology jointly issued the Interim Provisions for the Administration of Internet Publishing, or the Internet Publishing Regulations, which became effective on August 1, 2002. The Internet Publishing Regulations authorize the General Administration of Press and Publication, or the GAPP, to grant approval to all entities that engage in Internet publishing.

Pursuant to the Internet Publishing Regulations, the term “Internet publishing” shall mean the act of online spreading of articles, whereby the Internet information service providers select, edit and process works created by themselves or others and subsequently post such works on the Internet or transmit such works to users via the Internet for the public to browse, read, use or download.

As an Internet content provider, BBIT releases articles to the Internet users on its websites. According to the above regulations, such acts may be deemed Internet publishing. We and our PRC counsel have consulted the local press and publication administration authority and have been informed that BBIT is a private enterprise and the websites it owns do not have as extensive an influence on the industry compared to other Internet websites, therefore it is unlikely that such approval will be issued for BBIT’s publishing activities by GAPP. As a result, BBIT has not applied for such Internet publishing approval. However, in the event that such activities are deemed to be “Internet publishing” that require governmental approval in the future, we will be required to obtain approval from the GAPP. If we are deemed to be in breach of relevant Internet publishing regulations, the PRC regulatory authorities may seize the related equipment and servers used primarily for such activities and any revenues generated from such activities would also be confiscated. In addition, relevant PRC authorities may also impose a fine of five to ten times of any revenues exceeding RMB10,000 or a fine of not more than RMB50,000 if such related revenues are below RMB10,000.

We may be required to obtain an Internet news releasing service license and be subject to fines and/or suspension of business operations if any of the Internet news posted on our websites is deemed to be political in nature, relate to macro-economics, or otherwise would require an Internet news releasing service license.

In September 2005, the State Council Information Office and the Ministry of Industry and Information Technology jointly issued the Provisions for the Administration of Internet News Information Services, or Internet News Provision. Internet news information services shall include the publishing of news via Internet, provision of electronic bulletin services on current and political events, and transmission of information on current and political events to the public. Under the Internet News Provision, the Internet news service providers shall also include entities that are not established by news press but reproduce Internet news from other sources, provide electronic bulletin services on current and political events, and transmit such information to the public. The Information Office of the State Council shall be in charge of the supervision and administration of the Internet news information services throughout China. The counterparts of the Information Office of the State Council at the province level shall take charge of the supervision and administration of the Internet news information services within their own jurisdiction.

As an Internet content provider, we release information related to the automotive industry to Internet users. In the event that such activities are deemed to be Internet news releasing services, we will be required to obtain an Internet news releasing service license. However, we and our PRC counsel have consulted the relevant government authorities and have been informed that according to their understanding, the term “news” referred to in the Internet News Provision means macro-economic news of the state, that we would not be required to obtain the Internet news releasing license because we only post industry-related news produced by others, for which we clearly indicate the sources of such news on our websites, and we ourselves do not edit or compose such news. However, if any of the Internet news posted on our websites is deemed by the government to be political in nature, relate to macro-economics, or otherwise require such license, we would need to apply for such license. If we are deemed to be in breach of the Internet News Provision or other relevant Internet news releasing regulations, the PRC regulatory authorities may suspend relevant activities and impose a fine exceeding RMB10,000 but not more than RMB30,000. In serious cases, the PRC regulatory authorities may even suspend the Internet service or Internet access.

We may not be able to obtain a qualification certificate for our Internet mapping services, which could have an adverse effect on our business.

Pursuant to the PRC regulations applicable to Internet mapping services issued by the State Bureau of Surveying and Mapping, such as the Administrative Measures on the Qualifications of Surveying and Mapping and the Classification Standards for the Surveying and Mapping Qualifications, both of which took effect on June 1, 2009, and the Qualifications for Internet Mapping Services effective as of May 10, 2010, Internet maps refer to the real time generated electronic maps having inter-control, data search and property marking characteristics, which are produced based on the geographic information database at the server location and are posted on the Internet or transmitted through the Internet. The provider of Internet mapping services shall apply for a surveying and mapping qualification certificate for Internet mapping with the competent surveying and mapping bureau. The PRC regulations also provide for certain conditions and requirements for issuing the surveying and mapping qualification certificate, such as the minimum amount of registered capital, the number of technical personnel and map security verification personnel, security facilities, ISO9000 certification or approval from relevant provincial or municipal governments. BBIT currently provides online traffic information inquiry services as well as Internet map marking and inquiry services that allow users to locate automobile dealers. BBIT plans to expand its business in the future to include electronic mapping services that allow users to search driving routes and tourist spots. We are now applying for a surveying and mapping qualification certificate for Internet mapping. However, we cannot assure you that BBIT will satisfy all the conditions for the surveying and mapping qualification and therefore obtain the surveying and mapping qualification certificate for its Internet mapping business.

Uncertainties with respect to the PRC legal system could limit the protection available to you and us.

We conduct our business primarily through our subsidiaries and SPEs in China. Our operations in China are governed by PRC laws and regulations. The PRC legal system is a civil law system based on written statutes. Unlike in the common law system, prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. We conduct all of our business through our subsidiary and SPEs established in China. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, which may have a retroactive effect.

Any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention. It may be more difficult to evaluate the outcome of Chinese administrative and court proceedings and the level of legal protection we enjoy in China than in more developed legal systems because PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms. Such uncertainties may impede our ability to enforce the contracts we have entered into with our business partners, customers and suppliers. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you.

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering. Any requirement to obtain prior CSRC approval could delay this offering, and our failure to obtain this approval, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated a regulation entitled Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the SPV Regulation. The SPV Regulation provides that an offshore special purpose vehicle, or SPV, formed for purposes of overseas listing of equity interests in PRC companies via acquisition and controlled directly or indirectly by PRC companies or individuals shall obtain the approval of the CSRC prior to the listing and trading of the SPV’s securities on an overseas stock exchange. The applicability of the SPV Regulation with respect to CSRC approval is unclear. On September 21, 2006, the CSRC issued a clarification that sets forth the criteria and process for obtaining any required approval from the CSRC.

Our PRC counsel, Han Kun Law Offices, has advised us that, based on their understanding of the current PRC laws, rules and regulations, including the SPV Regulation, since our wholly-owned PRC subsidiary was established prior to September 8, 2006, the effective date of the SPV Regulation, by foreign direct investment, rather than through a merger or acquisition of a domestic company as defined under the SPV Regulation, and no explicit provision in the SPV Regulation classifies the contractual arrangements between BBII and each of the PRC affiliates as a type of acquisition transaction falling under the SPV Regulation, the SPV Regulation does not require us to obtain prior CSRC approval for the listing and trading of our ADSs on the NYSE. However, if the CSRC subsequently determines that its prior approval is required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations, limit our operating privileges, delay or restrict sending the proceeds from this offering into China, or take other actions that could have a material adverse effect on our business, financial position, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that such settlement and delivery may not occur.

We cannot predict when the CSRC may promulgate additional rules or other guidance, if at all. If implementing rules or guidance is issued prior to the completion of this offering and consequently we conclude that we are required to obtain CSRC approval, this offering will be delayed until we obtain CSRC approval, which may take several months or longer. Moreover, implementing rules or guidance, to the extent issued, may fail to resolve current ambiguities under the SPV Regulation. Uncertainties and/or negative publicity regarding the SPV Regulation could have a material adverse effect on the trading price of our ADSs.

PRC regulations relating to offshore investment activities by PRC residents may increase our administrative burden and restrict our overseas and cross-border investment activity. If our shareholders fail to make any required applications and filings under such regulations, we may be unable to distribute profits and may become subject to liability under PRC laws.

On October 21, 2005, the PRC State Administration of Foreign Exchange, or SAFE, issued a public circular, or Circular 75, which became effective on November 1, 2005. Circular 75, together with its subsequent implementation procedures and clarifications, requires PRC residents (including both legal person and natural persons) to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the circular as an “offshore special purpose company.” PRC residents who are shareholders of offshore special purpose companies established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. Circular 75 further requires amendment to the registration in the event of any significant changes with respect to the offshore special purpose company, such as increase or decrease of capital, equity investment or, including an initial public offering by such company.

Prior to this offering, all ultimate shareholders of our company who are PRC residents have filed or updated their foreign exchange registrations with the Beijing Office of the State Administration of Foreign Exchange with respect to their direct or indirect holding of shares in our company. After this offering, all of our ultimate shareholders who are PRC residents are also required to amend the foreign exchange registration again in accordance with Circular 75. However, we cannot assure you that all of them will continue to take necessary actions to amend their foreign exchange registrations with SAFE in full compliance with Circular 75 after this offering. In addition, the application to amend foreign exchange registrations with SAFE may take a long time and is subject to SAFE’s discretion on when and whether to approve such application, if at all. Failure or inability of our PRC resident shareholders to comply with the registration requirements set forth in Circular 75 may subject these PRC resident shareholders to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary, limit the ability of our PRC subsidiary to distribute dividends to us, make other distributions or otherwise adversely affect our business.

Governmental control of currency conversion may affect the value of your investment.

Under the PRC law, Renminbi is freely convertible to foreign currencies with respect to “current account” transactions, but not with respect to “capital account” transactions. We receive all our revenues in Renminbi. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiary. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiary to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy its foreign currency-denominated obligations. Approval or registration from SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also exercise its discretion to restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Fluctuations in exchange rates of the Renminbi could materially affect our reported results of operations.

The exchange rates between the Renminbi and the U.S. dollar, Euro and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of foreign currencies. This change in policy has resulted in a significant appreciation of the Renminbi against the U.S. dollar. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. On June 20, 2010, the People’s Bank of China announced that the PRC government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. Since then, the average exchange rates between the Renminbi and the U.S. dollar have slightly gone up, but it is difficult to predict how this new policy may impact the Renminbi exchange rate in the future.

As we may rely on dividends and other fees paid to us by our subsidiary and special purpose entities in China, any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, since the functional currency of our holding company, Bitauto Holdings Limited, is the U.S. dollar while the functional currency of our PRC subsidiary and PRC SPEs is the Renminbi, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would have a positive or negative effect on our reported financial results, which may not reflect any underlying change in our business, results of operations or financial position.

PRC regulations on loans and direct investments by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from this offering.

In utilizing the proceeds from this offering, as an offshore holding company of our PRC subsidiary, we may make loans to our PRC subsidiary and SPEs, or we may make additional capital contributions to our PRC subsidiary. Such loans to our subsidiary or SPEs in China and capital contributions are subject to PRC regulations and approvals. For example, loans by us to BBII cannot exceed statutory limits and must be registered with SAFE, or its local branch. Besides SAFE registration, loans to SPEs may also need government approval. Capital contributions to our PRC subsidiary must be approved by the PRC Ministry of Commerce or its local counterpart. In addition, the PRC government also restricts the convertibility of foreign currencies into Renminbi and use of the proceeds. On August 29, 2008, the State Administration of Foreign Exchange, or SAFE, promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The circular requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC unless otherwise provided by laws and regulations. In addition, SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency denominated capital of a foreign-invested company. The use of such Renminbi may not be changed without approval from SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used for purposes within the company’s approved business scope. Violations of Circular 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations.

We cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to contribute additional capital to fund our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

Dividends we receive from our subsidiary located in the PRC may be subject to PRC withholding tax, which could materially and adversely affect the amount of dividends, if any, we may pay our shareholders or ADS holders.

The PRC Enterprise Income Tax Law, or the EIT Law, classifies enterprises as resident enterprises and non-resident enterprises. The EIT Law provides that an income tax rate of 20% may be applicable to dividends payable to non-resident investors, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC. The State Council of the PRC reduced such rate to 10% through the implementation regulations of the EIT Law. Further, pursuant to the Double Tax Avoidance Arrangement between Hong Kong and Mainland China and the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the State Administration of Taxation, if the Hong Kong resident enterprise owns more than 25% of the equity interest in a company in China incessantly within 12 months immediately prior to obtaining dividend from such company, the 10% withholding tax on the dividends the Hong Kong resident enterprise received from such company in China is reduced to 5%. We are a Cayman Island holding company and we have a wholly owned subsidiary in Hong Kong which in turn holds 100% of the equity interest of BBII. Substantially all of our income may be derived from dividends we receive from our subsidiary located in the PRC. If we and our Hong Kong subsidiary are considered as non-resident enterprises and our Hong Kong subsidiary is considered as a Hong Kong resident enterprise under the Double Tax Avoidance Arrangement, then the dividends paid to our Hong Kong subsidiary by BBII may be subject to the reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Notice on the Comprehension and Recognition of Beneficial Owner in Tax Treaties issued on October 27, 2009 by the State Administration of Taxation, funnel companies, which are established for the purpose of evading or reducing tax, transferring or accumulating profits, shall not be recognized as beneficial owner and thus are not entitled to the abovementioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. If we are required under the EIT Law to pay income tax for any dividends we receive from our subsidiary in China, or if our Hong Kong subsidiary is determined by PRC government authority as receiving benefits from reduced income tax rate due to a structure or arrangement that is primarily tax-driven, it would materially and adversely affect the amount of dividends, if any, we may pay to our shareholders and ADS holders.

Under the EIT Law, we may be classified as a “resident enterprise” of China; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and materially and adversely affect our results of operations and financial condition.

Under the EIT Law, an enterprise established outside of China with “de facto management body” within China is considered a “resident enterprise”, meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define “de facto management body” as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

If the PRC tax authorities determine that our Cayman Islands company is a “resident enterprise” for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations; in our case, this would mean that income such as interest on offering proceeds and other income sourced from outside the PRC would be subject to PRC enterprise income tax at a rate of 25%. Second, the EIT Law provides that dividend paid between “qualified resident enterprises” is exempt from enterprise income tax. It is unclear whether the dividends we receive from BBII will constitute dividends between “qualified resident enterprises” and would therefore qualify for tax exemption, because the definition of qualified resident enterprises is unclear and the relevant PRC government authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes.

In addition to the uncertainty as to the application of the “resident enterprise” classification, there can be no assurance that the PRC Government will not amend or revise the taxation laws, rules and regulations to impose stricter tax requirements, higher tax rates or retroactively apply the EIT Law, or any subsequent changes in PRC tax laws, rules or regulations. If such changes occur and/or if such changes are applied retroactively, such changes could materially and adversely affect our results of operations and financial condition.

Discontinuation of any of the preferential tax treatments currently available to us in the PRC or imposition of any additional PRC taxes on us could adversely affect our financial position and results of operations.

In 2009, the State Taxation Bureau of the Haidian District of Beijing issued an enterprise income tax reduction and exemption record registration notice. Pursuant to such notice, BBII is entitled to a three-year 50% reduction of the 15% EIT rate for a tax rate of 7.5% for each of 2009, 2010 and 2011.

In May 2010, the State Administration of Taxation of China, or SAT, issued a Circular on Further Clarification Concerning the Implementation Standards of Corporate Income Tax Incentives in Grandfathering Period, or Circular 157, stating that enterprises recognized as “high and new technology enterprises strongly supported by the state” and eligible to enjoy the grandfathering treatments such as a two-year exemption from enterprise income tax followed by a three-year half reduction of enterprise income tax under a 2007 circular No. 39, or Circular 39, may choose the reduced tax rate of 15% applicable to “high and new technology enterprises strongly supported by the state” or the tax exemption/reduction based on the tax rates in the grandfathering period as stated in Circular 39. Enterprises are not allowed the 50% reduction based on the preferential tax rate for “high and new technology enterprises strongly supported by the state” of 15%. Circular 157 applies retroactively from January 1, 2008.

If Circular 157 is determined to be applicable to our subsidiary that is recognized as a “high and new technology enterprise strongly supported by the state,” the applicable income tax rate for Beijing BitAuto Internet Information Company Limited, or BBII, may be 10% and 11% for 2009 and 2010, respectively. As the relevant PRC governmental regulatory authorities have not yet issued any specific guidance regarding the application procedures for Circular 157, there is still uncertainty as to the practical application of Circular 157 to BBII as well as the consequential financial implication.

Preferential tax treatment granted to our subsidiary by the local governmental authorities is subject to review and may be adjusted or revoked at any time. The discontinuation of any preferential tax treatments currently available to us and our wholly-owned subsidiary will cause our effective tax rate to increase, which could have a material adverse effect on our financial position and results of operations. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

Certain of our leased property interests may be defective and we may be forced to relocate operations affected by such defects, which could cause significant disruption to our business.

As of September 30, 2010, we had leased properties in 48 cities in China. With respect to 13 of these leased properties, the lessors failed to provide property title certificates or other legal instruments proving the title ownership of these lessors. According to PRC laws, rules and regulations, in situations where a tenant lacks evidence of the landlord’s title or right to lease, the relevant lease agreement may not be valid or enforceable under PRC laws, rules and regulations, and may also be subject to challenge by third parties. However, we cannot assure you that such defects will be cured in a timely manner or at all. Our business may be interrupted and additional relocation costs may be incurred if we are required to relocate operations affected by such defects. Moreover, if our lease agreements are challenged by third parties, it could result in diversion of management attention and cause us to incur costs associated with defending such actions, even if such challenges are ultimately determined in our favor. In addition, certain lease agreements have not been registered with competent governmental authority. However, according to PRC laws, rules and regulations, the failure to register the lease agreement will not affect its effectiveness between the tenant and the landlord, however, such lease agreement may be subject to challenge by and unenforceable against a third party who leases the same property from the landlord and has duly registered the lease with the competent PRC government authority. Furthermore, the landlord and the tenant may be subject to administrative fines for such failure to register the lease.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject our PRC plan participants or us to fines and other legal or administrative sanctions.

Under relevant PRC rules and regulations, PRC citizens who are granted stock options by an overseas publicly listed company are required, through a qualified PRC domestic agent or PRC subsidiary of such overseas publicly-listed company, to register with SAFE and complete certain other procedures. We and our PRC citizen employees who have been granted stock options will be subject to this rule after this offering. If we or our PRC citizen employees granted our stock options fail to comply with these regulations, we or such employees may be subject to fines and other legal or administrative sanctions. Also see “Regulation — Regulations on Employee Stock Options Granted by Listed Companies.”

The implementation of the PRC Labor Contract Law may significantly increase our operating expenses and adversely affect our business and results of operations.

On June 29, 2007, the PRC National People’s Congress enacted the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law formalizes workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions and provides for specific standards and procedure for the termination of an employment contract. In addition, the Labor Contract Law requires the payment of a statutory severance pay upon the termination of an employment contract in most cases, including in cases of the expiration of a fixed-term employment contract. As there has been little guidance as to how the Labor Contract Law will be interpreted and enforced by the relevant PRC authorities, there remains substantial uncertainty as to its potential impact on our business and results of operations. The implementation of the Labor Contract Law may significantly increase our operating expenses, in particular our personnel expenses, as the continued success of our business depends significantly on our ability to attract and retain qualified personnel. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law may also limit our ability to effect these changes in a manner that we believe to be cost-effective or desirable, which could adversely affect our business and results of operations.

Risks Related to Our ADSs and This Offering

There has been no public market for our shares or ADSs prior to this offering and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this offering, there has been no public market for our shares or ADSs. We have applied to list the ADSs on the NYSE. Our shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

Negotiations with the underwriters will determine the initial public offering price for our ADSs, which may bear no relationship to their market price after this offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will remain at or above the initial public offering price.

The market price for our ADSs may be volatile.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results and changes or revisions of our expected results;

•	announcements of new services by us or our competitors;

•	changes in financial estimates or recommendations by securities analysts;

•	conditions in the automobile and/or advertising industries in China;

•	changes in the economic performance or market valuations of other companies that provide Internet content and marketing services to automakers and dealers;

•	fluctuations of exchange rates between the Renminbi and the U.S. dollar or other foreign currencies;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	release or expiration of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs;

•	sales or perceived potential sales of additional ordinary shares or ADSs;

•	pending or potential litigation or administrative investigations; and

•	general economic or political conditions in China.

In addition, the securities market has experienced significant price and volume fluctuations unrelated to the operating performance of any particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

You will experience immediate and substantial dilution because our initial public offering price is substantially higher than our net tangible book value per share.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately $8.32 per ADS, representing the difference between the assumed initial public offering price of $11.00 per ADS, the midpoint of the estimated range of the initial public offering price, and our net tangible book value per ADS as of September 30, 2010, after giving effect to the automatic conversion of our preference shares, immediately prior to the completion of this offering and net proceeds to us from this offering (assuming that the underwriters do not exercise their option to purchase additional ADSs). In addition, you may experience further dilution to the extent that our shares are issued upon the exercise of share options.

We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for return on your investment.

We intend to retain most, if not all, of our available funds and earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has significant discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial position, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have 41,253,390 ordinary shares outstanding, including 10,600,000 ordinary shares represented by ADSs, assuming that the underwriters do not exercise their option to purchase additional ADSs. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the representatives. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our ADSs could decline.

Upon completion of this offering, certain holders of our ordinary shares will have the right to cause us to register under the Securities Act the sale of their shares, subject to the 180-day lock-up period in connection with this offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs, in the public market could cause the price of our ADSs to decline.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this prospectus and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares represented by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Upon our written request, the depositary will mail to you a shareholder meeting notice which contains, among other things, a statement as to the manner in which your voting instructions may be given, including an express indication that such instructions may be given or deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. However, no voting instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary that (i) we do not wish such proxy given, (ii) substantial opposition exists, or (iii) such matter materially and adversely affects the rights of shareholders. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting. See “Description of American Depositary Shares.”

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

You may not receive cash dividends if it is impracticable to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may face difficulties in protecting your interests, and your ability to protect your rights through the United States federal courts may be limited because we are incorporated under Cayman Islands law, we conduct substantially all of our operations in China and all of our directors and officers reside outside the United States.

We are incorporated in the Cayman Islands and conduct substantially all of our operations in China through our PRC subsidiaries. All of our directors and officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will recognize as a valid judgment, a final and conclusive judgment in personam obtained in a federal or state court of the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon; provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in United States federal courts.

As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our ADS price.

We have not allocated a significant portion of the net proceeds of this offering to any particular purpose. Rather, our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to maintain profitability or increase our ADS price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

Our memorandum and articles of association will contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.

We will amend and restate our memorandum and articles of association that will become effective immediately upon the completion of this offering. Our new memorandum and articles of association will contain certain provisions that could limit the ability of others to acquire control of our company, including a provision that grants authority to our board of directors to establish from time to time one or more series of preference shares without action by our shareholders and to determine, with respect to any series of preference shares, the terms and rights of that series. The provisions could have the effect of depriving our shareholders of the opportunity to sell their shares, including shares represented by ADSs, at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

We are exempt from certain corporate governance requirements of the NYSE and we intend to rely on these exemptions.

We are exempt from certain corporate governance requirements of the NYSE by virtue of being a foreign private issuer. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by U.S. domestic companies under the NYSE rules. The standards applicable to us are considerably different than the standards applied to U.S. domestic issuers. The significantly different standards applicable to us do not require us to:

•	have a majority of the board be independent (other than due to the requirements for the audit committee under the United States Securities Exchange Act of 1934, as amended, or the Exchange Act);

•	have a minimum of three members on our audit committee;

•	have a compensation committee, a nominating or corporate governance committee;

•	provide annual certification by our chief executive officer that he or she is not aware of any non-compliance with any corporate governance rules of the NYSE;

•	have regularly scheduled executive sessions with only non-management directors;

•	have at least one executive session of solely independent directors each year;

•	seek shareholder approval for (i) the implementation and material revisions of the terms of share incentive plans, (ii) the issuance of more than 1% of our outstanding ordinary shares or 1% of the voting power outstanding to a related party, (iii) the issuance of more than 20% of our outstanding ordinary shares, and (iv) an issuance that would result in a change of control;

•	adopt and disclose corporate governance guidelines; or

•	adopt and disclose a code of business conduct and ethics for directors, officers and employees.

We currently intend to rely on all such exemptions provided by the NYSE to a foreign private issuer, except that we have adopted and disclosed a code of business conduct and ethics for directors, officers and employees, and that we will seek shareholder approval for the implementation of share incentive plans and for the increase in the number of shares available to be granted under share incentive plans and adopt corporate governance guidelines. As a result, you may not be provided with the benefits of certain corporate governance requirements of the NYSE.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could subject United States investors in the ADSs or ordinary shares to significant adverse United States federal income tax consequences.

Depending upon the value of our ordinary shares and ADSs and the nature of our assets and income over time, we could be classified as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes. A non-United States corporation will be treated as a PFIC for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Passive income is any income that would be foreign personal holding company income under the Internal Revenue Code of 1986, as amended, or the Code, including, without limitation, dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income, net gains from commodity transactions, net foreign currency gains and income from notional principal contracts. Although the law in this regard is unclear, we treat Beijing Bitauto Information Technology Company Limited, or BBIT, Beijing C&I Advertising Company Limited, or CIG, and Beijing Easy Auto Media Co., Ltd., or BEAM, as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations into our consolidated financial statements. Assuming that we are the owner of such entities for United States federal income tax purposes, based on our current income and assets and projections as to the value of our ordinary shares and ADSs pursuant to this offering, we do not expect to be classified as a PFIC for the current taxable year or the foreseeable future. While we do not anticipate becoming a PFIC, because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC for the current or subsequent taxable years. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. We have not sought a ruling from the United States Internal Revenue Service, or the IRS, with respect to our PFIC status, and there can be no assurance that the IRS will agree with our determination. The overall level of our passive assets will be affected by (i) future growth in activities that may potentially produce passive income, and (ii) how, and how quickly, we spend our liquid assets, including the cash raised in this offering. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. If it were determined, however, that we are not the owner of BBIT, CIG and BEAM for United States federal income tax purposes, we would likely be treated as a PFIC for our current taxable year and any subsequent taxable year.

If we were to be classified as a PFIC, a U.S. Holder (as defined in “Taxation — Material United States Federal Income Tax Considerations — General”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United

States federal income tax rules. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. We urge you to consult your tax advisor concerning the United States federal income tax consequences of acquiring, holding and disposing of ADSs or ordinary shares if we are classified as a PFIC. For more information, see “Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company Considerations.”

Our independent registered public accounting firm has identified material weaknesses in our internal control over financial reporting. If we are unable to correct these weaknesses, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of our securities may be adversely affected.

Prior to this offering, we have been a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. In connection with the audit of our consolidated financial statements and interim financial statements included in this prospectus, our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the United States Public Company Accounting Oversight Board. The material weaknesses identified were: (i) insufficient IFRS qualified accounting, tax and finance personnel, and (ii) insufficient detailed oversight and review of the financial statement close and reporting process from management.

Upon the completion of this offering, we will become a public company in the United States that will be subject to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, and applicable rules and regulations thereunder. We will continue to implement measures to remedy these material weaknesses and significant deficiencies in order to meet the deadline imposed by Section 404. However, if we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal control over financial reporting. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ADSs.

Compliance with rules and requirements applicable to public companies may cause us to incur additional costs, and any failure by us to comply with such rules and requirements could negatively affect investor confidence in us and cause the market price of our securities to decline.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as rules adopted by the SEC and the NYSE, has required changes in the corporate governance practices of public companies. We expect these rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. Complying with these rules and requirements may be especially difficult and costly for us because we may have difficulty locating sufficient personnel in China with experience and expertise relating to IFRS and United States public company reporting requirements, and such personnel may command high salaries. If we cannot employ sufficient personnel to ensure compliance with these rules and regulations, we may need to rely more on outside legal, accounting and financial experts, which may be very costly. In addition, we will incur additional costs associated with our public company reporting requirements. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial position, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our goals and strategies;

•	our future development, financial positions and results of operations;

•	the expected growth of the automotive industry and Internet marketing industry in China and globally;

•	market acceptance of our services;

•	our expectations regarding demand for our services;

•	our ability to stay abreast of market trends and technological advances;

•	our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others;

•	competition in the automotive industry and Internet marketing industry;

•	PRC and United States governmental policies and regulations relating to the automotive industry and Internet marketing industry;

•	litigation and government proceedings involving our company and industry; and

•	general economic and business conditions, particularly in the United States and China.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Prospectus Summary — Our Challenges,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Market Data and Forecasts

Unless otherwise indicated, information in this prospectus concerning economic conditions and our industry is based on information from independent industry analysts and publications, as well as our estimates. Except where otherwise noted, our estimates are derived from publicly available information released by third-party sources, as well as data from our internal research, and are based on such data and our knowledge of our industry, which we believe to be reasonable.

This prospectus also contains data related to the global and Chinese automotive industry and Internet marketing industry. These market data include estimates and projections that are based on a number of assumptions. If any one or more of the assumptions underlying the market data turn out to be incorrect, actual results may differ significantly from the projections. For example, the global and Chinese Internet markets may not grow at the rate projected by market data, or at all. In addition, the rapidly changing nature of the automotive industry and Internet marketing industry subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $88.8 million, or approximately $102.6 million if the underwriters exercise their option to purchase additional ADSs in full, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of $11.00 per ADS, the midpoint of the range shown on the front cover page of this prospectus. A $1.00 increase (decrease) in the assumed initial public offering price of $11.00 per ADS would increase (decrease) the net proceeds to us from this offering by $8.4 million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. We will not receive any proceeds from the ADSs sold by the selling shareholders.

We plan to use the net proceeds of this offering as follows:

•	approximately $25.0 million of the net proceeds for product development;

•	approximately $25.0 million of the net proceeds for sales and marketing; and

•	the balance for general corporate purposes, including working capital, approximately $3.0 million to pay a RMB20 million loan drawn from a revolving line of credit facility at an annual interest rate of 5.31% that will mature on April 29, 2011, and potential acquisitions, although we have not identified any potential acquisition targets at this time.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to use and allocate the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors — Risks Related to Our ADSs and This Offering — You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our ADS price.”

Pending any use of the net proceeds, as described above, we plan to invest the net proceeds in short-term, interest-bearing debt instruments or bank deposits. These investments may materially and adversely affect the United States federal income tax consequences of your investment in our ADSs. In particular, it is possible that we may become a passive foreign investment company for United States federal income tax purposes, which could result in negative tax consequences for you. See “Risk Factors — Risks Related to Our ADSs and This Offering — We may be classified as a passive foreign investment company for United States federal income tax purposes, which could subject United States investors in the ADSs or ordinary shares to significant adverse United States federal income tax consequences.” and “Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company Considerations.”

In using the proceeds from this offering, as an offshore holding company, we are permitted, under PRC laws and regulations, to provide funding to our PRC subsidiary only through loans or capital contributions. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiary or make additional capital contributions to our PRC subsidiary to fund their capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors — Risks Related to Doing Business in China — PRC regulations on loans and direct investments by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from this offering.”

DIVIDEND POLICY

We are a Cayman Islands holding company and substantially all of our operations are conducted through our PRC subsidiary, BBII, and our SPEs. We rely principally on dividends paid to us by our PRC subsidiary for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. In China, the payment of dividends is subject to certain limitations. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, foreign-invested enterprises in China are required to allocate at least 10% of its after-tax profit based PRC accounting standards to its statutory general reserves each year until the accumulative amount of the reserves reaches 50% of its registered capital. BBII, as a foreign-invested enterprise, is required to set aside funds for employee bonus and welfare fund from its after-tax profits each year at percentages determined at its sole discretion. These reserves are not distributable as cash dividends.

BBII has generated losses in each of the periods since its inception as determined pursuant to PRC Accounting Standards. Therefore, BBII currently has no accumulated profits as determined pursuant to PRC accounting standards and has not recorded any statutory reserves. As a result, we currently are not able to pay dividends. For a description of how earnings are transferred from our PRC subsidiary, BBII, and our SPEs to us, see “Our Corporate History and Structure.”

In addition, we do not have any present plan to pay cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has significant discretion on whether to distribute dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial position, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, the depositary will distribute such payments to our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2010:

•	on an actual basis;

•	on a pro forma basis to reflect the automatic conversion of all of our outstanding preference shares into 19,760,340 ordinary shares immediately upon the completion of this offering; and

•	on a pro forma as adjusted basis to reflect the automatic conversion of all of our outstanding preference shares into 19,760,340 ordinary shares immediately upon the completion of this offering, and the sale of 9,000,000 ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of $11.00 per ADS, the midpoint of the estimated public offering price range shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2010
					Pro Forma
	Actual		Pro Forma		as Adjusted
	RMB	$	RMB	$	RMB	$
	(In thousands)

Convertible preference shares
Series A convertible preference shares ($0.00004 par value; 4,023,810 shares authorized; 4,023,810 shares issued and outstanding)	242,006	36,172	—	—	—	—
Series B convertible preference shares ($0.00004 par value; 5,738,102.5 shares authorized; 5,738,102.5 shares issued and outstanding)	365,276	54,596	—	—	—	—
Series C convertible preference shares ($0.00004 par value; 4,885,562.5 shares authorized; 4,885,562.5 shares issued and outstanding)	314,119	46,950	—	—	—	—
Series D-1 convertible preference shares ($0.00004 par value; 5,000,000 shares authorized; 3,484,345 shares issued and outstanding)	236,816	35,396	—	—	—	—
Series D-2 convertible preference shares ($0.00004 par value; 2,500,000 shares authorized; 1,628,520 shares issued and outstanding)	108,903	16,277	—	—	—	—

Total convertible preference shares	1,267,120	189,391	—	—	—	—

Equity
Ordinary shares ($0.00004 par value; 1,227,852,525 shares authorized; 12,493,050 shares issued and outstanding):
Issued capital	4	1	9	1	11	2
Share premium	46,872	7,006	1,313,987	196,397	1,908,276	285,223
Employee equity benefit reserve	7,739	1,157	7,739	1,157	7,739	1,157
Foreign currency translation reserve	44,997	6,724	44,997	6,724	44,997	6,724
Accumulated losses	(1,212,721)	(181,260)	(1,212,721)	(181,260)	(1,212,721)	(181,260)

Total equity(1)	(1,113,109)	(166,372)	154,011	23,019	748,302	111,846

Total capitalization(1)	154,011	23,019	154,011	23,019	748,302	111,846

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $11.00 would increase (decrease) each of share premium, total equity and total capitalization by $8.4 million.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the conversion of our preference shares and the fact that the initial public offering price per ordinary share is substantially in excess of the book value per share attributable to the existing shareholders for our presently outstanding ordinary shares.

Net tangible book value represents the amount of our total consolidated tangible assets, which represent the amount of our total consolidated assets, excluding intangible assets, deferred tax assets and capitalized IPO transaction costs of approximately RMB8.1 million ($1.2 million). Our net tangible book value as of September 30, 2010 was a deficit of approximately $169 million, or $13.53 per ordinary share and $13.53 per ADS as of that date. We incurred the deficit primarily because the fair values of our preference shares are carried as liabilities under IFRS, and such fair values have increased significantly over the years resulting from our improved business outlook. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the conversion of all outstanding preference shares into ordinary shares immediately upon the completion of this offering and the additional proceeds we will receive from this offering, from the assumed initial public offering price per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after September 30, 2010, other than to give effect to the conversion of all outstanding preference shares into ordinary shares immediately upon the completion of this offering and our sale of the ADSs offered in this offering at the assumed initial public offering price of $11.00 per ADS, which is the mid-point of the estimated public offering price range set forth on the front cover of this prospectus, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2010 would have been $110.4 million, or $2.68 per outstanding ordinary share and $2.68 per ADS. This represents an immediate increase in net tangible book value of $2.05 per ordinary share and $2.05 per ADS to the existing shareholders and an immediate dilution in pro forma net tangible book value of $8.32 per ordinary share and $8.32 per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary
	Share	Per ADS

Assumed initial public offering price	$11.00	$11.00
Net tangible book value as of September 30, 2010	$(13.53)	$(13.53)
Pro forma net tangible book value after giving effect to the conversion of our preference shares	$0.63	$0.63
Pro forma as adjusted net tangible book value after giving effect to the conversion of our preference shares and this offering	$2.68	$2.68
Amount of dilution in net tangible book value to new investors in this offering	$8.32	$8.32

The amount of dilution in net tangible book value to new investors in this offering set forth above is calculated by deducting (i) the pro forma as adjusted net tangible book value after giving effect to the automatic conversion of our preference shares and this offering from (ii) the assumed initial public offering price.

The following table summarizes, on a pro forma basis as of September 30, 2010, the differences between existing shareholders, including holders of our preference shares that will be automatically converted into ordinary shares immediately upon the completion of this offering, and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share/ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters.

						Average
	Ordinary Shares					Price per	Average
	Purchased			Total Consideration		Ordinary	Price per
	Number		%	Amount	%	Share	ADS

Existing shareholders	32,253,390	(1)	78.2	$43,300,500	30.4	$1.34	$1.34
New investors	9,000,000		21.8	$99,000,000	69.6	$11.00	$11.00

Total	41,253,390		100.0	$142,300,500	100.0

(1)	Assumes automatic conversion of all of our preference shares into ordinary shares upon completion of this offering.

A $1.00 increase (decrease) in the assumed public offering price of $11.00 per ADS would increase (decrease) our pro forma as adjusted net tangible book value per ordinary share and per ADS after giving effect to the automatic conversion of our preference shares and this offering by $0.20 per ordinary share and $0.20 per ADS, and the dilution in our pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by $0.80 per ordinary share and $0.80 per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering.

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The discussion and tables above also assume no exercise of any outstanding share options. As of the date of this prospectus, there were 2,178,750 ordinary shares issuable upon exercise of outstanding share options at a weighted average exercise price of $2.47 per share, and there were 970,900 ordinary shares available for future issuance upon the exercise of future grants under the 2006 Plan and the 2010 Plan. To the extent that any of these options are exercised, there will be further dilution to new investors.

EXCHANGE RATES

We conduct substantially all of our operations in China. A substantial portion of our sales and our costs and expenses are denominated in Renminbi. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On November 5, 2010, the noon buying rate was RMB6.6622 to $1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you. For all dates and periods through December 31, 2008, exchange rates of Renminbi into the U.S. dollar are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB6.6905 to $1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2010.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per $1.00)

2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010
May	6.8305	6.8275	6.8310	6.8245
June	6.7815	6.8184	6.8323	6.7815
July	6.7735	6.7762	6.7807	6.7709
August	6.8069	6.7873	6.8069	6.7670
September	6.6905	6.7396	6.8102	6.6869
October	6.6705	6.6675	6.6912	6.6397
November (through November 5)	6.6622	6.6766	6.6906	6.6622

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the Cayman Islands in order to enjoy certain benefits, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include a less developed body of Cayman Islands securities laws that provide significantly less protection to investors compared to the laws of the United States, and the potential lack of standing by Cayman Islands companies to sue before the federal courts of the United States.

Our organizational documents do not contain provisions requiring disputes, including those arising under the securities laws of the United States, between us and our officers, directors and shareholders, be arbitrated.

We conduct substantially all of our operations in China, and substantially all of our assets are located in China. Some of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Law Debenture Corporate Services, Inc. as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Conyers Dill & Pearman, our counsel as to Cayman Islands law, and Han Kun Law Offices, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman has further advised us that the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in a federal or state court of the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon; provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

Han Kun Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data for the periods and as of the dates indicated should be read in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Our selected consolidated statements of comprehensive income data presented below for the years ended December 31, 2007, 2008 and 2009 and our selected consolidated statements of financial position data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our audited consolidated financial statements are prepared in accordance with IFRS and have been audited by Ernst & Young Hua Ming, an independent registered public accounting firm. The report of Ernst & Young Hua Ming on those consolidated financial statements is included elsewhere in this prospectus. We have not included financial information for the years ended December 31, 2005 and 2006, as such information is not available on a basis that is consistent with the consolidated financial information for the years ended December 31, 2007, 2008 and 2009, and cannot be provided on an IFRS basis without unreasonable effort or expense.

Our selected consolidated statements of comprehensive income data for the nine months ended September 30, 2009 and 2010 and the selected consolidated statements of financial position data as of September 30, 2010 have been derived from our unaudited interim financial statements included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial data. The unaudited interim financial information includes all adjustments, consisting only of normal and recurring adjustments that we consider necessary for a fair presentation of our financial position and results of operations for the periods presented. Our unaudited results for the nine months ended September 30, 2010 may not be indicative of our results for the full year ending December 31, 2010. Our historical results do not necessarily indicate results expected for any future periods.

Consolidated Statements	For the Year Ended December 31,				For the Nine Months Ended September 30,
of Comprehensive Income Data	2007	2008	2009		2009	2010
			RMB	$	RMB	RMB	$
	RMB	RMB
	(In thousands)

Continuing Operations
Revenue	127,699	238,978	293,313	43,840	195,684	299,252	44,728
Cost of revenue	(44,502)	(74,224)	(105,746)	(15,805)	(67,712)	(98,241)	(14,684)

Gross profit	83,197	164,754	187,567	28,035	127,972	201,011	30,044
Selling and administrative expenses(1)	(67,589)	(99,951)	(125,268)	(18,723)	(85,772)	(145,368)	(21,728)
Product development expenses	(4,644)	(14,437)	(17,090)	(2,554)	(11,491)	(20,976)	(3,135)

Operating profit	10,964	50,366	45,209	6,758	30,709	34,667	5,181
Other income	1,933	4,180	595	89	550	1,686	252
Other expenses	(43)	(1,267)	(1,168)	(175)	(934)	(943)	(141)
Changes in fair value of derivative component of convertible preference shares	(155,202)	50,295	(33,305)	(4,978)	(9,769)	(806,934)	(120,609)
Changes in fair value of convertible promissory notes	—	(8,709)	680	102	680	—	—
Interest income	743	636	373	56	309	404	60
Interest expense	—	—	—	—	—	(457)	(68)
Finance costs on convertible preference shares	(4,252)	(10,748)	(14,917)	(2,230)	(12,502)	(8,037)	(1,201)

(Loss)/profit before tax from continuing operations	(145,857)	84,753	(2,533)	(378)	9,043	(779,614)	(116,526)
Income tax expense	(127)	(439)	(3,503)	(524)	(2,480)	(7,245)	(1,083)

(Loss)/profit from continuing operations	(145,984)	84,314	(6,036)	(902)	6,563	(786,859)	(117,609)

(Loss)/profit for the year(2)	(174,416)	36,416	(60,348)	(9,020)	(20,148)	(838,169)	(125,277)
Total comprehensive (loss)/income(3)	(164,395)	54,742	(60,150)	(8,990)	(19,994)	(822,702)	(122,966)

Consolidated Statements	For the Year Ended December 31,				For the Nine Months Ended September 30,
of Comprehensive Income Data	2007	2008	2009		2009	2010
			RMB	$	RMB	RMB	$
	RMB	RMB
	(In thousands)

(Loss)/profit per share from continuing operations attributable to ordinary shareholders
Basic	(6.86)	3.16	(0.21)	(0.03)	0.23	(24.45)	(3.65)
Diluted	(6.86)	1.64	(0.21)	(0.03)	0.15	(24.45)	(3.65)
(Loss)/profit per share attributable to ordinary shareholders
Basic	(8.21)	1.41	(2.07)	(0.31)	(0.72)	(26.04)	(3.89)
Diluted	(8.21)	0.87	(2.07)	(0.31)	(0.72)	(26.04)	(3.89)
Weighted average number of ordinary shares outstanding used in (loss)/profit per share calculation
Basic	10,633,323	12,048,856	12,123,008	—	12,048,856	12,424,369	—
Diluted	10,633,323	27,282,710	12,123,008	—	13,849,130	12,424,369	—
Other Financial Data:
Non-GAAP profit from continuing operations(4)	15,613	54,270	41,798	6,248	28,373	33,425	4,996

(1)	Including share-based payments of RMB2.1 million, RMB0.8 million, RMB0.3 million, RMB0.2 million and RMB5.3 million in 2007, 2008, 2009 and the nine months ended September 30, 2009 and 2010, respectively.

(2)	Including (loss)/profit for the year from continuing operations and loss after tax for the year from discontinued operations.

(3)	Including (loss)/profit for the year and foreign currency exchange difference.

(4)	Our management supplements the data they receive regarding IFRS (loss)/profit from continuing operations with non-GAAP profit from continuing operations, which excludes from IFRS (loss)/profit from continuing operations the charges relating to (i) changes in fair value of the derivative component of our convertible preference shares, (ii) changes in fair value of our convertible promissory notes, (iii) finance costs relating to our preference shares, and (iv) share-based payments. This non-GAAP financial measure provides our management with the ability to assess our operating results without considering the charges resulting from our convertible preference shares being characterized as liabilities under IFRS. In addition, our convertible preference shares will be automatically converted into ordinary shares upon the completion of this offering and, as a result, there will be no such charges relating to our convertible preference shares after the conversion other than in the quarter in which the conversion occurs. Furthermore, this non-GAAP financial measure eliminates the impact of items that we do not consider indicative of the performance of our business. We believe investors will similarly use such non-GAAP financial measure as one of the key metrics to evaluate our operating performance and compare our current operating results with historical and future periods and with other comparable companies.

The use of non-GAAP profit from continuing operations has certain limitations. Although we believe the excluded items are less meaningful in evaluating our current performance, the excluded items may be important in assessing our operating and financial performance if we grant options and issue preference shares or other financial instruments, such as warrants and convertible bonds, in the future. If any of these events occur, the impact of these items likewise will not be reflected in the presentation of the non-GAAP profit from continuing operations. This non-GAAP financial measure should be considered in addition to results prepared in accordance with IFRS, and should not be considered a substitute for or superior to IFRS results. In addition, our non-GAAP profit from continuing operations may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as we do.

The following table sets forth the reconciliation of our non-GAAP profit from continuing operations to IFRS (loss)/profit from continuing operations, the most directly comparable financial measure calculated and presented in accordance with IFRS:

	For the Year Ended				For the Nine Months Ended
	December 31,				September 30,
	2007	2008	2009		2009	2010
			RMB	$	RMB	RMB	$
	RMB	RMB	(In thousands)

(Loss)/profit from continuing operations	(145,984)	84,314	(6,036)	(902)	6,563	(786,859)	(117,609)
Changes in fair value of derivative component of convertible preference shares	155,202	(50,295)	33,305	4,978	9,769	806,934	120,609
Changes in fair value of convertible promissory notes	—	8,709	(680)	(102)	(680)	—	—
Finance costs on convertible preference shares	4,252	10,748	14,917	2,230	12,502	8,037	1,201
Share-based payments	2,143	794	292	44	219	5,313	795

Non-GAAP profit from continuing operations	15,613	54,270	41,798	6,248	28,373	33,425	4,996

The following table sets forth our selected consolidated statements of financial position as of December 31, 2008 and 2009 and September 30, 2010.

	As of December 31,			As of September 30,
Consolidated Statements of	2008	2009		2010
Financial Position Data	Actual	Actual		Actual		Pro Forma(1)
	RMB	RMB	$	RMB	$	RMB	$
	(In thousands)

Assets
Current assets	276,312	429,761	64,235	437,960	65,460	437,960	65,460
Non-current assets	90,163	103,105	15,411	36,682	5,483	36,682	5,483

Total assets	366,475	532,866	79,646	474,642	70,943	474,642	70,943

Liabilities
Current liabilities	154,620	249,735	37,327	320,631	47,924	320,631	47,924
Non-current liabilities:
Convertible preference shares	305,850	473,620	70,790	1,267,120	189,391	—	—
Total non-current liabilities	353,083	477,299	71,340	1,267,120	189,391	—	—

Total liabilities	507,703	727,034	108,667	1,587,751	237,315	320,631	47,924

Total equity/(deficit)	(141,228)	(194,168)	(29,021)	(1,113,109)	(166,372)	154,011	23,019

Total liabilities and equity	366,475	532,866	79,646	474,642	70,943	474,642	70,943

(1)	Pro forma basis reflects the conversion of all outstanding preference shares on a 1-for-1 basis into an aggregate of 19,760,340 ordinary shares upon the completion of this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial position and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading provider of Internet content and marketing services for China’s fast-growing automotive industry. Our bitauto.com and ucar.cn websites provide consumers with up-to-date new and used automobile pricing information, specifications, reviews and consumer feedback. According to iResearch, our websites are the most visited automotive vertical websites in China for new and used automobile pricing information, respectively, in the third quarter of 2010. We also provide a broad range of marketing services to automobile dealers and automakers, such as services that enable them to list pricing and promotional information, manage their inventories, create their online showrooms and place advertisements. We manage our businesses in three segments: (i) our bitauto.com business, which provides subscription services to new automobile dealers and advertising services to both dealers and automakers primarily through our bitauto.com website, (ii) our ucar.cn business, which provides listing services to used automobile dealers and advertising services to both dealers and automakers primarily through our ucar.cn website, and (iii) our digital marketing solutions business, which provides one-stop digital marketing solutions, primarily to automakers.

Our revenues are from the following sources:

•	new automobile dealer subscription fees from our bitauto.com business for our customized dealer subscription service packages;

•	advertising fees from our bitauto.com website through selling advertisements to automakers and dealers;

•	used automobile dealer listing fees from our ucar.cn business;

•	advertising fees from our ucar.cn website through selling advertisements mainly to automakers with certified pre-owned automobile programs and dealers;

•	service fees paid for our integrated one-stop digital marketing solutions, which include website creation and maintenance, online advertising agent services, public relations and marketing campaigns; and

•	performance-based rebates from our media vendors.

On May 31, 2010, we distributed certain of our SPEs that provided advertising services focusing on traditional media forms such as radio, television, newspapers and magazines, to our shareholders. We discontinued these businesses because we intend to focus on our long-term growth strategy to provide Internet content and marketing services for China’s automotive industry. The financial results associated with these distributed entities have been presented as discontinued operations for all periods presented in this prospectus. Unless otherwise indicated, all the financial and operating data discussed in this prospectus relate to our continuing operations only.

Revenues from our continuing operations were RMB127.7 million, RMB239.0 million, RMB293.3 million ($43.8 million) and RMB299.3 million ($44.7 million) in 2007, 2008, 2009 and the nine months ended September 30, 2010, respectively. In 2009, revenues from our bitauto.com, ucar.cn and digital marketing solutions businesses accounted for 54.3%, 4.2% and 41.5%, respectively, of our total revenues. In the nine months ended September 30, 2010, revenues from our bitauto.com, ucar.cn and digital marketing solutions businesses accounted for 62.8%, 3.9% and 33.3%, respectively, of our total revenues. We had a loss of RMB146.0 million, a profit of RMB84.3 million, a loss of RMB6.0 million ($0.9 million) and a loss of RMB786.9 million ($117.6 million) in 2007, 2008, 2009 and the nine months ended September 30, 2010, respectively, from our continuing operations. The losses were primarily attributable to the significant amounts of the charges recognized under IFRS in connection with the increase in fair value of our preference shares resulting from our improved business outlook. Our non-

GAAP profit from continuing operations, which exclude from IFRS (loss)/profit from continuing operations the charges relating to our preference shares and share-based payments, were RMB15.6 million, RMB54.3 million, RMB41.8 million ($6.2 million) and RMB33.4 million ($5.0 million) in 2007, 2008, 2009 and the nine months ended September 30, 2010, respectively. For a reconciliation of our non-GAAP profit from continuing operations to the IFRS (loss)/profit from continuing operations, see footnote (4) on page 9 of this prospectus.

Factors Affecting Our Results of Operation

We believe the following factors have had, and will continue to have, a significant effect on our results of operations.

Development of China’s automotive industry.  We rely on China’s automotive industry for substantially all of our revenues, which we generate from providing Internet content and marketing services to automakers and dealers. We have greatly benefited from the rapid growth of China’s automotive industry during the past few years. China’s automotive industry is still at an early stage of development and remains subject to many uncertainties including the general economic conditions in China and around the world, the growth of disposable household income and the availability and cost of credit available to finance automobile purchases, taxes and other incentives or disincentives related to automobile purchases and ownership, environmental concerns and measures taken to address these concerns, and cost of energy including gasoline price. Adverse changes to the development of China’s automotive industry would likely reduce the demand for our services.

Growth in online advertising spending by China’s automobile dealers and automakers.  With the continuing growth of Internet usage in China, the Internet has become an increasingly important marketing and advertising channel to China’s automotive industry. According to iResearch, automakers’ online advertising spending in China increased at a CAGR of 52.3% from RMB231 million in 2005 to RMB1,244 million in 2009 and automobile dealers and related services’ online advertising spending in China increased from RMB23 million in 2005 to RMB196 million in 2009, representing a CAGR of 70.9%. iResearch expects that automakers and automobile dealers and related services’ online advertising spending in China will continue to grow in the foreseeable future. We believe we will continue to benefit from the growth in online advertising spending by automotive dealers and automakers in China.

Market penetration of our bitauto.com business.  Revenues from our bitauto.com business are directly affected by the number of new automobile dealers using our subscription services and the amount of advertisements placed by dealers and automakers on our bitauto.com website. Our business and results of operations will depend significantly on our ability to grow our dealer customer base, including expanding our services into new geographic areas and providing additional services to our existing dealer customers. In addition, the content offerings and the attractiveness of our consumer-facing websites may significantly impact the traffic of automotive consumers to our bitauto.com website, which in turn would affect automotive advertisers’ spending on our bitauto.com website. Finally, we believe our automotive content’s broad consumer reach achieved through our own automotive vertical websites and our partner websites is also a factor considered by our automobile dealer customers when choosing our subscription services.

Development of China’s used automobile market.  Revenues from our ucar.cn business currently constitute a small portion of our total revenues. We believe our ucar.cn business would benefit from the growth of China’s used automobile market. A number of automakers in China have started to promote their certified pre-owned automobiles and have been allocating more of their advertising budgets to establish their certified pre-owned automobile brands. Most of these automakers have been placing advertisements on our ucar.cn website, which contributes to a majority of our revenues from our ucar.cn business. The operating results of our ucar.cn business depend greatly on the continuing advertising spending on our ucar.cn website by the existing and new automakers that have certified pre-owned automobile brands. Currently, used automobile listing fees from automobile dealers only constitute a small portion of the revenues from our ucar.cn business. In the long term, we expect that the used automobile listing fees will gradually become subscription-based service fees as we intend to enhance our service offering to used automobile dealers when China’s used automobile market becomes more mature.

Expansion of customer base for our digital marketing solutions business.  We have a limited number of automaker customers for our digital marketing solutions business. In 2009 and the first nine months of 2010, revenues from our top three automaker customers accounted for approximately 28.9% and 24.9%, respectively, of our revenues from our digital marketing solutions business. In particular, our largest automaker customer accounted for 21.4% and 17.4% of our revenues from our digital marketing solutions business in 2009 and the first nine months of 2010, respectively. We anticipate that a small number of automakers will continue to represent a significant percentage of revenues for our digital marketing solutions business in the near future. The amount of advertising spending by these automaker customers, the addition of new automaker customers and/or the loss of any existing automaker customers will each have a direct impact on the revenues of our digital marketing solutions business and our total revenues.

Key Components of Results of Operations

Revenues

The following table sets forth our revenues derived from each of our business segments, both in an absolute amount and as a percentage of total revenues from our continuing operations, for the periods presented.

	For the Year Ended December 31,							For the Nine Months Ended September 30,
	2007		2008		2009			2009		2010
	RMB	%	RMB	%	RMB	$	%	RMB	%	RMB	$	%
	(In thousands, except percentages)

bitauto.com business	70,026	54.8	133,447	55.8	159,288	23,808	54.3	114,446	58.5	188,067	28,111	62.8
ucar.cn business	2,173	1.7	7,297	3.1	12,224	1,827	4.2	5,481	2.8	11,553	1,726	3.9
Digital marketing solutions business	55,500	43.5	98,234	41.1	121,801	18,205	41.5	75,757	38.7	99,632	14,891	33.3

Total revenues	127,699	100.0	238,978	100.0	293,313	43,840	100.0	195,684	100.0	299,252	44,728	100.0

Our bitauto.com business

Revenues from our bitauto.com business accounted for 54.8%, 55.8%, 54.3% and 62.8% of our total revenues in 2007, 2008, 2009 and the nine months ended September 30, 2010. We generate revenues through our bitauto.com website, which partners with other websites, by providing dealer subscription services to new automobile dealers and advertising services to dealers and automakers. We provide our new automobile dealer subscription services through our proprietary Easypass platform, which enables our customers to manage their online marketing efforts via a web browser-based interface developed by us while we maintain the core software and databases.

We generate revenues from new automobile dealer subscription services by charging Easypass subscribers a subscription fee. We had 981, 1,529, 1,965 and 2,783 Easypass subscribers in 2007, 2008 and 2009, and the first nine months of 2010, respectively. Our revenues from new automobile dealer subscription services were RMB16.3 million, RMB37.4 million, RMB50.7 million ($7.6 million) and RMB58.1 million ($8.7 million) in 2007, 2008, 2009 and the nine months ended September 30, 2010, respectively, representing 12.8%, 15.6%, 17.3% and 19.4% of our total revenues in the respective periods.

We generate advertising revenues from our bitauto.com website through selling advertisements to automakers and dealers. We provide text-based, banner, video and rich media advertisements on our bitauto.com website. Historically, advertising revenues from our bitauto.com website were mainly from automobile dealers. Advertising spending from automakers has grown to become another major source of our advertising revenues as we attract more automotive consumers to the bitauto.com website. Of the approximately 80 automakers in China with independent sales networks and marketing capabilities and annual sales volume of over 5,000 automobiles, consisting of international and Chinese automobile manufacturers and their joint ventures, 55 placed advertisements on our bitauto.com website in the first nine months of 2010. With increasing Internet usage in China, we expect that automakers and automobile dealers’ online advertising spending will continue to grow and our bitauto.com website will continue to benefit from such growth. Our revenues from advertising services on our bitauto.com website were RMB53.7 million, RMB96.0 million, RMB108.6 million ($16.2 million) and RMB130.0 million ($19.4 million) in 2007, 2008, 2009 and the nine months ended September 30, 2010, respectively, representing 42.0%, 40.2%, 37.0% and 43.4% of our total revenues in the respective periods.

Our ucar.cn business

Revenues from our ucar.cn business accounted for 1.7%, 3.1%, 4.2% and 3.9% of our total revenues in 2007, 2008, 2009 and the nine months ended September 30, 2010. We generate revenues from our ucar.cn website by providing listing services to used automobile dealers through our proprietary Transtar platform and providing advertising services to automobile dealers and automakers. Similar to our Easypass service platform, Transtar is a service platform through which we provide our service modules specifically developed for our used automobile dealer customers. Dealers pay fees each time they use our Transtar listing services. Our revenues from used automobile listing services were RMB0.1 million, RMB0.3 million, RMB0.9 million ($0.1 million) and RMB2.5 million ($0.4 million) in 2007, 2008, 2009 and the nine months ended September 30, 2010, respectively. Our ucar.cn website also generates advertising revenues through selling advertisements, including text-based, banner and rich media advertisements to used automobile dealers and automakers with certified pre-owned automobile programs. Most of China’s automakers with certified pre-owned automobile programs, as well as a significant number of used automobile dealerships, have been placing advertisements on our ucar.cn website. Our revenues from advertising services on our ucar.cn website were RMB2.1 million, RMB7.0 million, RMB11.3 million ($1.7 million) and RMB9.1 million ($1.3 million) in 2007, 2008, 2009 and the nine months ended September 30, 2010, respectively, representing 1.6%, 2.9%, 3.9% and 3.1% of our total revenues in the respective periods.

We expect that China’s used automobile market will continue to grow and the number of used automobiles listed on our ucar.cn website for sale and the number of customers of our used automobile listing services will likewise increase. A number of automakers in China have started to promote their certified pre-owned automobiles and have been allocating more of their advertising budgets to establish their certified pre-owned automobile brands. We believe our ucar.cn business could benefit from the growth of China’s used automobile market.

Our digital marketing solutions business

Revenues from our digital marketing solutions business accounted for 43.5%, 41.1%, 41.5% and 33.3% of our total revenues in 2007, 2008, 2009 and the nine months ended September 30, 2010, respectively. We derive our revenues from the service fees paid by our customers, principally automakers, for the digital marketing solutions we provide, which include website creation and maintenance, online public relations, online marketing campaigns and advertising agent services. In addition, we receive performance-based rebates from media vendors for our online advertising agent services, which are usually a percentage of the purchase price for qualifying advertising space purchased by our customers. In 2009, the total automotive online advertisements placed through our digital marketing solutions business amounted to more than 30% of the overall online advertising spending by automakers in China, according to iResearch.

Cost of Revenues

Cost of revenues for our bitauto.com and ucar.cn businesses mainly includes fees paid to our partner websites to distribute our dealer customers’ automobile pricing and promotional information, bandwidth leasing fees, salaries and benefits for employees directly involved in revenue generation activities, equipment depreciation and business taxes. Cost of revenues for our digital marketing solutions business mainly includes salaries and benefits for employees directly involved in revenue generation activities, bandwidth leasing fees and business taxes.

The following table sets forth our cost of revenues for continuing operations in each of our business segments, both as an absolute amount and as a percentage of total revenues, for the periods indicated.

	For the Year Ended December 31,							For the Nine Months Ended September 30,
	2007		2008		2009			2009		2010
	RMB	%	RMB	%	RMB	$	%	RMB	%	RMB	$	%
	(In thousands, except percentages)

Total revenues	127,699	100.0	238,978	100.0	293,313	43,840	100.0	195,684	100.0	299,252	44,728	100.0

Cost of revenues:
bitauto.com business	19,348	15.2	37,643	15.8	57,734	8,628	19.7	38,962	19.9	51,883	7,755	17.3
ucar.cn business	9,995	7.8	14,702	6.2	16,717	2,499	5.7	10,984	5.6	20,764	3,104	6.9
Digital marketing solutions business	15,159	11.9	21,879	9.2	31,295	4,678	10.7	17,766	9.1	25,594	3,825	8.6

Total cost of revenues	44,502	34.9	74,224	31.2	105,746	15,805	36.1	67,712	34.6	98,241	14,684	32.8

Selling and Administrative Expenses

Our selling and administrative expenses primarily consist of the following:

•	salaries and benefits for the sales and marketing personnel and administrative personnel;

•	marketing expenses we incurred to promote our brand image through various events such as automotive exhibitions and industry forums;

•	office expenses for our daily operations, and traveling and communication expenses;

•	operating lease expenses for our headquarters in Beijing and office space in various other cities;

•	share-based payments mainly arising from the 2006 Plan and the 2010 Plan;

•	provision for bad debts;

•	depreciation and amortization; and

•	others that include stamp duties, professional fees, training fees and delivery costs.

The following table sets forth our selling and administrative expenses for continuing operations, both as an absolute amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended December 31,							For the Nine Months Ended September 30,
	2007		2008		2009			2009		2010
	RMB	%	RMB	%	RMB	$	%	RMB	%	RMB	$	%
	(In thousands, except percentages)

Total revenues	127,699	100.0	238,978	100.0	293,313	43,840	100.0	195,684	100.0	299,252	44,728	100.0

Selling and administrative expenses:
Salaries and benefits	28,138	22.0	40,127	16.8	49,290	7,368	16.8	41,756	21.3	56,030	8,375	18.7
Marketing expenses	14,928	11.7	28,403	11.9	47,090	7,038	16.1	24,251	12.4	56,667	8,470	18.9
Office expenses	10,044	7.9	14,119	5.9	11,072	1,655	3.8	8,558	4.4	7,871	1,176	2.6
Operating lease expenses	6,964	5.5	8,685	3.6	9,065	1,355	3.1	7,848	4.0	13,078	1,955	4.4
Share-based payment	2,143	1.7	794	0.3	292	44	0.1	219	0.1	5,313	795	1.8
Provision for bad debts	836	0.7	1,386	0.6	1,649	246	0.6	—	0.0	—	—	0.0
Depreciation and amortization	268	0.2	1,492	0.6	2,920	436	1.0	1,996	1.0	4,184	625	1.4
Others	4,268	3.3	4,945	2.1	3,890	581	1.3	1,144	0.6	2,225	332	0.7

Total selling and administrative expenses	67,589	53.0	99,951	41.8	125,268	18,723	42.8	85,772	43.8	145,368	21,728	48.5

Product Development Expenses

Our product development expenses mainly include the salaries and benefits for our product development employees. Our product development expenses were RMB4.6 million, RMB14.4 million, RMB17.1 million ($2.6 million) and RMB21.0 million ($3.1 million) in 2007, 2008, 2009 and the nine months ended September 30, 2010, respectively, representing 3.6%, 6.0%, 5.8% and 7.0% of our total revenues in the respective periods.

Changes in Fair Value of the Derivative Component of Convertible Preference Shares and Fair Value of Convertible Promissory Notes

On March 9, 2006, we issued 2,500,000 and 750,000 Series A convertible preference shares to LC Fund II and Authosis Capital Inc., respectively, for a total amount of $1.3 million. Together with the issuance of Series A convertible preference shares, we issued warrants to LC Fund II and Authosis Capital Inc. to subscribe 595,237.5 and 178,572.5 Series A convertible preference shares, respectively, for a total amount of $0.4 million. The warrants were exercised on August 11, 2006.

On August 14, 2006, we issued 439,870, 131,960 and 2,672,210 Series B convertible preference shares to LC Fund II, Authosis Capital Inc. and NVCC Chinese New Stars I Partnership, respectively, for a total amount of $5.4 million. On August 31, 2006, we issued 2,494,062.5 Series B convertible preference shares to DCM IV, L.P. and DCM Affiliates Fund IV, L.P. for a total amount of $4.2 million.

On October 24, 2007, we issued 521,127.5, 3,811,517.5 and 96,930 Series C convertible preference shares to LC Fund II, DCM IV, L.P. and DCM Affiliates Fund IV, L.P., respectively, for a total amount of $13.6 million. On November 23, 2007, we issued 325,705 and 130,282.5 Series C convertible preference shares to Huitung Investments (BVI) Limited and Georgian Pine Investments LP, respectively, for a total amount of $1.4 million.

On July 20, 2009, we issued 3,484,345 Series D-1 convertible preference shares to Bertelsmann Asia Investments AG for a total amount of $12.0 million.

On June 27, 2008, we issued to DCM IV, L.P., DCM Affiliates Fund IV, L.P. and Huitung Investments (BVI) Limited zero coupon convertible promissory notes with an aggregate principal amount of $5.0 million. The debt contract net of the derivative component is considered an equity instrument and has no value. The derivative component consisting of the conversion feature and redemption feature is carried at fair value on the consolidated statements of financial position with any changes in fair value being charged or credited to the consolidated statements of comprehensive income in the period when the change occurs. On July 20, 2009, the convertible promissory notes were converted into 1,628,520 Series D-2 preference shares.

For more information on the issuance of our preference shares, see “Related Party Transactions — Private Placements.”

Our convertible preference shares are classified as a liability under IFRS and are marked-to-market for the applicable periods. The liability in connection with our Series A, B and C convertible preference shares are separated into two components: a derivative component consisting of the conversion option and a straight debt component, which is the residual value of the proceeds of the convertible preference shares after deducting the fair value of the derivative component and transaction costs. The conversion options of Series A, B and C convertible preference shares and the Series D-1 and D-2 convertible preference shares are carried at fair value on the consolidated statement of financial position. Increase in the fair value is recognized as a loss in the period when the increase occurs because it results in a higher carried liability. Decrease in the fair value is recognized as a profit because it results in a lower carried liability.

There have been significant changes in the fair value of our convertible preference shares and convertible promissory notes, which directly affect our results of operations. For assumptions and methodologies used in the valuation of the fair values of these convertible securities, see “— Critical Accounting Policies — Fair values of convertible preference shares and convertible promissory notes.” The following table sets forth the balance of the fair value of the derivative component of our Series A, B and C convertible preference shares, the fair value of our Series D-1 and D-2 convertible preference shares and the fair value of our convertible promissory notes, as well as changes of these fair values.

			For the
	For the Year Ended		Nine Months
	December 31,		Ended September 30,
	2008	2009	2010
	RMB	RMB	RMB
	(In thousands)

Derivative component of Series A, B and C convertible preference shares:
Opening balance	245,639	180,338	186,601
Changes in fair value of derivative component of convertible preference shares recorded in profit or loss	(50,295)	6,437	606,099
Foreign exchange reserve	(15,006)	(174)	(12,886)

Closing balance	180,338	186,601	779,814

Series D-1 and D-2 convertible preference shares at fair value:
Opening balance	—	—	150,809
Series D-1 and D-2 shares issued on July 8, 2009 and July 20, 2009, respectively	—	124,054	—
Changes in fair value of Series D-1 and D-2 convertible preference shares	—	26,868	200,835
Foreign exchange reserve	—	(113)	(5,925)

Closing balance	—	150,809	345,719

Convertible promissory notes:
Opening balance	—	42,744	—
Convertible promissory notes issued during the year	34,265	—	—
Changes in fair value recorded in profit or loss	8,709	(680)	—
Converted to Series D-2 convertible preference shares on July 20, 2009	—	(42,064)	—
Foreign exchange reserve	(230)	—	—

Closing balance	42,744	—	—

Finance costs on convertible preference shares

Our finance costs on convertible preference shares include the amortized interest expense in connection with the straight debt component of our preference shares calculated using the effective interest rate and the issuance cost for these preference shares. Our amortized interest expense as RMB0.2 million, RMB10.7 million, RMB10.8 million ($1.6 million) and RMB8.0 million ($1.2 million) in 2007, 2008, 2009 and the nine months ended September 30, 2010, respectively. We incurred issuance costs of RMB4.1 million in 2009 in connection with the issuance of our preference shares.

Taxation

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Our subsidiary Bitauto Hong Kong Limited did not have assessable profits that were earned in or derived from Hong Kong during the years ended December 31, 2007, 2008 and 2009 and the nine months ended September 30, 2010. Accordingly, we did not pay Hong Kong profit tax during these periods.

On March 16, 2007, China passed a new Enterprise Income Tax Law, or the EIT Law, and its implementing rules, both of which became effective on January 1, 2008. Under the EIT Law, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25% and enterprises identified as high-and-new-technology enterprises in need of key government support enjoy a preferential enterprise income tax rate of 15%. An enterprise established outside of China with its “de facto management body” located within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese domestic enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

Due to the short history of the EIT law and lack of applicable legal precedents, it remains unclear how the PRC tax authorities will determine the PRC tax resident treatment of a foreign company such as us. If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations; second, the EIT Law provides that dividends paid between “qualified resident enterprises” are exempt from enterprise income tax. It is unclear whether the dividends we receive from our subsidiary will constitute dividends between “qualified resident enterprises” and would therefore qualify for tax exemption, because the definition of qualified resident enterprises is unclear and the relevant PRC government authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. We are actively monitoring the possibility of “resident enterprise” treatment for the applicable tax years and are evaluating appropriate organizational changes to avoid this treatment, to the extent possible.

In 2009, the State Taxation Bureau of the Haidian District of Beijing issued an enterprise income tax reduction and exemption record registration notice. Pursuant to the notice, BBII is entitled to a tax rate of 7.5% for each of 2009, 2010 and 2011, representing a three-year 50% reduction of the 15% EIT rate. In May 2010, the State Administration of Taxation of China, or SAT, issued a Circular on Further Clarification Concerning the Implementation Standards of Corporate Income Tax Incentives in Grandfathering Period, or Circular 157, stating that enterprises recognized as “high and new technology enterprises strongly supported by the state” and eligible to enjoy the grandfathering treatments such as a two-year exemption from enterprise income tax followed by a three-year 50% reduction of enterprise income tax under a 2007 circular No. 39, or Circular 39, may choose the reduced tax rate of 15% applicable to “high and new technology enterprises strongly supported by the state” or the tax exemption/reduction based on the tax rates in the grandfathering period as stated in Circular 39. Enterprises are not allowed the 50% reduction based on the preferential tax rate for “high and new technology enterprises strongly supported by the state” of 15%. Circular 157 applies retroactively from January 1, 2008. If Circular 157 is determined to be applicable to our subsidiary that is recognized as a “high and new technology enterprise strongly supported by the state,” the applicable income tax rate BBII may be 10% and 11% for 2009 and 2010, respectively. As the relevant PRC governmental regulatory authorities have not yet issued any specific guidance regarding the application procedures for Circular 157, there is still uncertainty as to the practical application of Circular 157 to BBII as well as the consequential financial implication.

For more information on PRC tax regulations, see “Regulation — PRC Enterprise Income Tax Law.”

Foreign Currency Exchange Difference

Our presentation currency is Renminbi. The functional currency of our holding company, Bitauto Holdings Limited, and our wholly owned subsidiary, Bitauto Hong Kong Limited, is the U.S. dollar, while the functional currency of our PRC subsidiary and consolidated SPEs is the Renminbi. We recognize exchange differences arising on the currency translation in other comprehensive income when we consolidate our holding company, wholly-owned Hong Kong subsidiary and our PRC subsidiary and SPEs.

Critical Accounting Policies

We prepare our financial statements in accordance with IFRS, as issued by the IASB, which requires us to make significant judgments, estimates and assumptions that effect (i) the reported amounts of assets and liabilities, (ii) disclosure of contingent assets and liabilities at the end of each reporting period, and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

Some of our accounting policies require higher degrees of judgment than others in their application. When reviewing our consolidated financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions. We consider the policies discussed below to be critical to an understanding of our consolidated financial statements as their application place significant demands on the judgment of our management. The following descriptions of our critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements, the risks and uncertainties described under “Risk Factors” and other disclosures included in this prospectus.

Revenue Recognition

Consistent with the criteria of IAS 18, Revenue, we recognize revenues to the extent that it is probable that the revenues can be reliably measured and economic benefits will flow to us. We assess our revenue arrangements against specific criteria in order to determine if we are acting as principal or agent. We enter into transactions that may include website design, set-up, and maintenance services. The commercial effect of each separately identifiable component of the transaction is evaluated in order to reflect the substance of the transaction. The consideration from these transactions is allocated to each separately identifiable component based on the relative fair value of each component. We determine the fair value of each component based on the selling price of the component if sold separately by us. The consideration allocated to each component is recognized as revenue when the revenue recognition criteria for that component have been met. The following is a description of revenue recognition criteria for each of our services provided:

New automobile dealer subscription services.  We provide dealer subscription services to new automobile dealers in China to help them effectively market their inventories to relevant consumers. The subscription services include dealer listing, virtual call center through toll-free numbers that we provide, advertisement creation and placement and online showroom setup. The revenues from dealer subscription fees are recognized on a straight-line basis over the subscription period, which generally ranges from several months to one year. Revenues from new automobile dealer subscription services are reported at a gross amount.

Used automobile listing services.  We provide automobile listing services to used automobile dealers in China to help them effectively market their inventories to relevant consumers. These services include dealer listing, virtual call center through toll-free numbers provided by us, and online showroom setup. The revenues from used automobile listing services are recognized on a straight-line basis over the listing period. Revenues from used automobile listing services are reported at a gross amount.

Advertising services.  Revenues from advertising activities are recognized when the advertisements are published over the stated display period on our bitauto.com or ucar.cn websites and when the collectability is reasonably assured. We also conduct online marketing campaigns for our customers through market research of the target audience group, identifying effective online media, creating and strategically publishing campaign materials on multiple online media to help our customers to achieve their goals. These services are usually provided at a fixed price and completed within a short period of time. We recognize revenues from organizing such activities when the services have been rendered and the collectability is reasonably assured. In addition, we provide website development and maintenance services to automakers and automobile dealers, which are generally completed within a year. Revenues from development services are recognized when the services have been rendered and the collectability is reasonably assured. Revenues for maintenance services are recognized ratably over the contract period. Revenues from advertising activities are reported at a gross amount.

Advertising agent services.  Our advertising agent revenues are derived from fees received for assisting customers in placing advertisements on media vendor websites. The net fees are recognized when the advertisements are published and when the collectability is reasonably assured. We also receive performance-based rebates from the media vendors, equal to a percentage of the purchase price for qualifying advertising space purchased and utilized by the customers we represent. Revenues are recognized when the amounts of these performance-based rebates are probable and can be reasonably estimated.

Fair Value of Financial Instruments

Financial instruments include cash and cash equivalents, trade and notes receivables, other receivables, trade payables, other payables, and interest bearing borrowing. The fair values of these financial instruments approximate their carrying amounts largely due to the short-term maturity of these instruments.

Share-based Payments

Our share-based payment transactions with employees are measured based on the fair value of the equity instrument on the grant date. When we grant an award that vests in installments, or applies graded vesting, each installment or vesting tranche is treated as a separate award.

The cost of equity-settled transactions with employees is recognized, together with a corresponding increase in equity, as employee equity benefit reserve, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and our best estimate of the number of equity instruments that will ultimately vest. The expense or credit recognized in profit or loss for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

No expense is recognized for awards that do not ultimately vest, except for equity-settled transactions where vesting is conditional upon a market or non-vesting condition, which are treated as vesting irrespective of whether or not the market or non-vesting condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled transaction are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transactions, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph. All cancellations of equity-settled transaction awards are treated equally.

On September 14, 2006, we granted 59,380 ordinary shares to a key executive with the condition that he would remain in service for a period of one year from the date of grant. The fair value of ordinary shares granted is the estimated market value at the date of the grant, which was RMB0.3 million or $0.76 per ordinary share. On July 31, 2007, all shares granted to the key executive were modified to vest immediately. On the same day, the key executive agreed to exchange our shares issued to him for shares of Proudview Limited. The fair value of the Proudview Limited shares approximated the fair value of the shares issued to the key executive, resulting in no impact to the share-based payment cost recorded. We recorded share-based payment cost of RMB0.2 million for the year ended December 31, 2007.

On December 31, 2006, we adopted the 2006 Plan under which we have reserved 1,028,512.5 ordinary shares for employees. We granted options to purchase 750,000 ordinary shares at an exercise price of $0.40 per share to our employees on that date. Pursuant to the 2006 Plan, the first 33% of the options granted would vest 12 months after the grant date, the second 33% of the options would vest 24 months after the grant date, and the remaining 34% of the options would vest 36 months after the grant date, provided that the employee remained in service during these periods. There was no performance requirement for any options to be vested. Options granted typically expire ten years from relevant vesting date. Options can only be exercised without cash settlement alternatives. As of the date of this prospectus, no additional options were granted under the 2006 Plan subsequent to the initial grant on December 31, 2006.

On February 8, 2010, we implemented the 2010 Plan under which we have reserved 3,089,887.5 ordinary shares for our employees. We granted options to purchase 2,397,500 ordinary shares at an exercise price of $3.20 per share to our employees on that date. Pursuant to the 2010 Plan, the first 25% of the options would vest 12 months after the grant date, the second 25% of the options would vest 24 months after the grant date, the third 25% of the options would vest 36 months after the grant date and the remaining 25% of the options would vest 48 months after the grant date, on the condition that employees remain in service without any performance requirements. Options granted typically expire in 10 years from the grant date and there are no cash settlement alternatives. As of the date of this prospectus, no additional options were granted under the 2010 Plan subsequent to the initial grant on February 8, 2010.

On May 5, 2010, options related to 150,000 shares that were granted under the 2006 Plan were exercised. On May 31, 2010 and July 6, 2010, certain employees terminated their services with us and accordingly, forfeited options related to 776,250 shares and options related to 11,250 shares granted to them under the 2010 Plan respectively.

As of September 30, 2010, options related to 568,750 shares granted under the 2006 Plan with an aggregate fair value of $332,150 were outstanding, all of which have been fully vested, and options related to 1,610,000 shares granted under the 2010 Plan with an aggregate fair value of $2.3 million were outstanding, none of which has been vested.

Fair value of equity

In determining the grant date fair value of our ordinary shares for purposes of recording share-based compensation in connection with employee stock options, we, with the assistance of independent appraisers, performed retrospective valuation instead of contemporaneous valuation because, at the time of the valuation dates, our financial and limited human resources were principally focused on business development and marketing efforts. This approach is consistent with the guidance prescribed by the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid. Specifically, the “Level B” recommendation in paragraph 16 of the Practice Aid sets forth the preferred types of valuation that should be used.

We and our appraisers evaluated the use of three generally accepted valuation approaches: market, cost and income approaches to estimate our enterprise value. We and our appraisers considered the market and cost approaches as inappropriate for valuing our ordinary shares because no comparable market transaction could be found for the market valuation approach and the cost approach does not directly incorporate information about the economic benefits contributed by our business operations. Consequently, we and our appraisers relied solely on the income approach in determining the fair value of our ordinary shares. This method eliminates the discrepancy in the time value of money by using a discount rate to reflect all business risks including intrinsic and extrinsic uncertainties in relation to our company. Accordingly, we, with the assistance of the independent appraisers, used the income approach to estimate the enterprise value at each date on which options were granted. We applied the methodologies consistently for all valuation dates.

The income approach involves applying discounted cash flow analysis based on our projected cash flow using management’s best estimate as of the valuation dates. Estimating future cash flow requires us to analyze projected revenue growth, gross margins, effective tax rates, capital expenditures and working capital requirements. Our projected revenues were based on expected annual growth rates derived from a combination of our historical experience and the general trend in China’s automotive industry. The revenue and cost assumptions we used are consistent with our long-range business plan and market conditions in the online marketing and advertising industry. We also have to make complex and subjective judgments regarding our unique business risks, the liquidity of our shares and our limited operating history and future prospects at the time of grant or re-measurement. Other assumptions we used in deriving the fair value of our equity include:

•	no material changes will occur in the applicable future periods in the existing political, legal, fiscal or economic conditions and in the automotive advertising industry in China;

•	no material changes will occur in the current taxation law in China and the applicable tax rates will remain unchanged;

•	exchange rates and interest rates in the applicable future periods will not differ materially from the current rates;

•	our future growth will not be constrained by lack of funding;

•	we have the ability to retain competent management and key personnel to support our ongoing operations; and

•	industry trends and market conditions for the advertising and related industries will not deviate significantly from current forecasts.

In addition to estimating the cash flows during the projection period, we calculated the terminal value at the end of the projection period by applying the Gordon growth model, which assumes a constant annual growth rate of 3% after the projection period.

Our cash flows were discounted to present value using discount rates that reflect the risks the management perceived as being associated with achieving the forecasts and are based on the estimate of our weighted average cost of capital, or WACC, on each respective grant or re-measurement date. The WACCs were derived by using the capital asset pricing model, a method that market participants commonly use to price securities. Under the capital asset pricing model, the discount rate was determined considering the risk-free rate, industry-average correlated relative volatility coefficient, or beta, equity risk premium, size of our company, scale of our business and our ability in achieving forecast projections. Using this method, we determined the appropriate discount rates to be 24.5%, 20.0%, 20.8% and 20.2% as of December 31, 2008, December 31, 2009, February 8, 2010 and September 30, 2010, respectively. The decrease in WACC from 24.5% to 20.2% is due to the combined effect of (i) the continuous growth of our business and company size; (ii) the proximity to our initial public offering; (iii) the continuous improvement in overall market conditions and capital market sentiments; and (iv) additional financing obtained through the issuance of convertible preference shares. The risks associated with achieving our forecasts were appropriately assessed in our determination of the appropriate discount rates. If different discount rates had been used, the valuations could have been significantly different.

We also applied a discount for lack of marketability to reflect the fact that, at the time of the grants, we were a closely held company and there was no public market for our equity securities. To determine the discount for lack of marketability, we and the independent appraisers used the Black-Scholes option pricing model. Pursuant to that model, we used the cost of a put option, which can be used to hedge the price change before a privately held share can be sold, as the basis to determine the discount for lack of marketability. A put option was used because it incorporates certain company-specific factors, including timing of the expected initial public offering and the volatility of the share price of the guideline companies engaged in the same industry. Volatility of 58.7%, 61.9%, 59.8%, and 60.0% was determined by using the mean of volatility of the comparable companies as of December 31, 2008, December 31, 2009, February 8, 2010, and September 30, 2010, respectively. In evaluating comparable companies, we determined they should:

•	operate in the same or similar businesses;

•	have a trading history comparable to the remaining life of our share options as of each valuation date; and

•	either have operations in China, as we only operate in China, or be market players in the United States, as we plan to become a public company in the United States

Based on the foregoing analysis, marketability discounts of 30.0%, 24.0%, 22.0%, and 12.0% were adopted for these valuation dates. The proximity of this offering and continuous improvement in capital market sentiment increased the liquidity of our equity securities. As a result, we lowered the discount for lack of marketability applied for valuation of our equity as of each subsequent reporting period.

Fair value of our ordinary shares

Because the equity value of our Company includes both preferred shares and ordinary shares, the fair value of the equity is allocated to preferred shares and ordinary shares using the option-pricing method. Under the option-pricing method, we treat ordinary shares and preferred shares as call options on our company’s value, with exercise prices based on the value of the liquidation preference of the preferred shares. Because a call option is used, the Black-Scholes model, which is commonly adopted in the option-pricing method, is applied to price the call option. We considered various terms of the preferred shares and ordinary shares, including the level of seniority, dividend policy, probability of the completion of an IPO, special redemption terms and preferential allocation upon liquidation of the enterprise in the option-pricing method. The dividend yield was assessed to be zero because our company has not declared dividends and does not expect to do so in the near future. The expected volatility of our ordinary shares was based on the comparable companies in the same industry, which are listed and publicly traded over the most recent period. Had we used different estimates of volatility, the allocations of value between preferred shares and ordinary shares would have been different. As a result, we estimate the fair value of our ordinary shares to be $2.18, $2.40, $3.02, and $8.92 per share as of December 31, 2008, December 31, 2009, February 8, 2010 and September 30, 2010.

The fair value of our ordinary shares increased from $2.18 per share as at December 31, 2008 to $2.40 per share as at December 31, 2009, primarily due to the following factors:

•	In July 2009, we issued Series D-1 preferred shares and raised additional capital of $12 million;

•	The proximity of this offering and continuous improvement in capital market sentiment increased the liquidity of our equity securities. As a result, we lowered the discount for lack of marketability applied for valuation of our equity from 30.0% as of December 31, 2008 to 24.0% as of December 31, 2009; and

•	The discount rate used for valuation of our equity securities decreased from 24.5% as of December 31, 2008 to 20.0% as of December 31, 2009 due to the combined effect of (i) the continuous growth of our business and company size; (ii) the proximity to this offering; (iii) the continuous improvement in overall market conditions and capital market sentiment; and (iv) additional financing obtained through the issuance of preferred shares. We believed that these factors lowered our overall inherent risk and market participant’s required rate of return for investing in our equity securities, decreased our estimated cost of capital and hence the discounted rate applied for valuing our equity.

The fair value of our ordinary shares increased from $2.40 per share as at December 31, 2009 to $3.02 per share as of February 8, 2010, primarily due to the following factors:

•	We increased our projected operating earnings and cash flows to better reflect the recent improvement of our revenues and gross margins as sales to automakers and dealers exceeded our previous projections; and

•	The proximity of this offering and continuous improvement in capital market sentiment increased the liquidity of our equity securities. As a result, we lowered the discount for lack of marketability applied for valuation of our equity from 24.0% as of December 31, 2009 to 22.0% as of February 8, 2010.

The fair value of our ordinary shares increased from $3.02 per share as of February 8, 2010 to $8.92 per share as of September 30, 2010, primarily due to the following factors:

•	We updated our projected cash flows to exclude the future cash flows of 22 SPEs we distributed to our share holders on May 31, 2010 to focus on our long-term growth strategy to provide Internet content and marketing services for China’s automotive industry. These distributed SPEs had been incurring losses and had historically reduced the overall cash flows of our company. The discounted cash flow model as of February 8, 2010 included, and September 30, 2010 excluded the future negative cash flows of these distributed SPEs. The more favorable assumptions are on the basis that our revenue and margins are expected to improve after the distribution of these SPEs, as these SPEs all have lower margins. The more favorable assumptions are on the basis that our margins are expected to improve after the distribution of these SPEs, as these SPEs all have lower margins;

•	Our management has more experience in managing the continuing operations, compared to the operations distributed; and

•	The proximity of this offering and continuous improvement in capital market sentiment increased the expected liquidity of our equity securities. As a result, we lowered the discount for lack of marketability applied for valuation of our equity from 22.0% as of February 8, 2010 to 12.0% as of September 30, 2010.

Fair value of share options

We, with the assistance of independent appraisers, estimated the share-based payments for share options on the grant dates based on each option’s fair value as calculated using the binomial option model and the following assumptions and inputs:

	The 2006 Plan	The 2010 Plan

Grant date	December 31, 2006	February 8, 2010
Fair value per share	$0.91	$3.02
Exercise price per share	$0.40	$3.20
Risk-free interest rate of return	5.13%	3.62%
Dividend yield	0	0
Expected volatility	33.0%	59.8%
Weighted-average fair value per option granted	$1.46	$3.60

For the purpose of determining the estimated fair value of our share options, we believe the expected volatility and the estimated fair value of our ordinary shares are the most critical assumptions. Changes in these assumptions could significantly affect the fair value of share options and hence the amount of compensation expense we recognize in our consolidated financial statements. Since we did not have a trading history for our shares sufficient to calculate our own historical volatility, expected volatility of our future ordinary share price was estimated based on the price volatility of the shares of comparable public companies in the online marketing and advertising industry.

Fair value of convertible preference shares and convertible promissory notes

Convertible preference shares

Our convertible preference shares are classified as a liability under IFRS and are marked-to-market for the applicable periods. The liability in connection with our Series A, B and C convertible preference shares are separated into two components: a derivative component consisting of the conversion option and a straight debt component, which is the residual value of the proceeds of the convertible preference shares after deducting the fair value of the derivative component and transaction costs. On the issuance of the Series A, B and C convertible preference shares, the fair value of the embedded conversion option was calculated using the binomial option model. The derivative component is carried at fair value on the consolidated statements of financial position with changes in fair value being charged or credited to the consolidated statement of comprehensive income in the period when the change occurs. The straight debt component is subsequently carried at amortized cost until extinguished on conversion or redemption. Interest expense in connection with the straight debt component is calculated using the effective interest method by applying the effective interest rate to the straight debt component through the maturity date.

If Series A, B and C convertible preference shares are converted into our common shares, the carrying amounts of the derivative and liability components are transferred to share capital and share premium as consideration for the shares issued. If Series A, B and C convertible preference shares are redeemed, any difference between the amount paid and the carrying amounts of both components is recognized in profit or loss.

Our Series D-1 and Series D-2 convertible preference shares contain conversion features and redemption features that exhibit characteristics of an embedded derivative, and are designated as financial liabilities at fair value through profit or loss. If the Series D-1 and Series D-2 convertible preference shares are converted into common shares, the carrying amounts are transferred to share capital and share premium as consideration for the shares issued. If the convertible preference shares are redeemed, any difference between the amount paid and the carrying amounts is recognized in profit or loss.

Convertible promissory notes

The conversion feature and redemption feature of our convertible promissory notes are accounted for as one compound instrument. The debt contract net of the derivatives (conversion feature and redemption feature) is considered an equity instrument and has no value. The conversion feature and redemption feature were carried at fair value on the consolidated statements of financial position with any changes in fair value being charged or credited to the consolidated statements of comprehensive income in the period when the change occurs. The convertible promissory notes were converted on July 20, 2009 to Series D-2 convertible preference shares. Accordingly, the carrying amounts of the compound instrument components are transferred to a preference share liability as consideration for the preference shares issued.

Fair value estimates

Because the fair values of our Series A, B, C, D-1 and D-2 convertible preference shares, and convertible promissory notes recorded in the consolidated statements of financial position cannot be derived from active markets, they are determined using the binomial option model. The major inputs to the valuation model for the assessment of the fair values of our Series A, B, C, D-1 and D-2 convertible preference shares, and convertible promissory notes are the enterprise value of our company, expected volatility of our share price and discount rate. The enterprise value of our company is assessed based on discounted cash flow model. Inputs to these models are taken from observable markets where possible. Where not feasible, a degree of judgment is required in establishing the fair values. Changes in assumptions about these factors could affect the reported fair values of the financial instruments. We base our fair value estimates on assumptions we believe to be reasonable, but such assumptions are unpredictable and inherently uncertain. As such, actual future results may differ from these estimates. The major inputs of the binomial model are as follows:

	December 31, 2008	December 31, 2009	September 30, 2010

Total fair value of equity ($ million)	78.2	95.4	299.1
Expected volatility	58.7%	61.9%	60.0%
Dividend yield	0	0	0
Risk-free rate	3.20%	2.80%	1.67%

We estimated the fair value of our equity to be $78.2 million, $95.4 million and $299.1 million as of December 31, 2008, December 31, 2009 and September 30, 2010, respectively. For a detailed discussion on the calculation of the fair value of equity, see “— Critical Accounting Policies — Fair value of equity.” The increase in the fair value of our equity is attributable to the same reasons as the increase in the fair value of our ordinary shares. See “— Critical Accounting Policies — Fair value of our ordinary shares.”

Income taxes

In determining taxable income for financial statement reporting purposes, we must make certain estimates and judgments. These estimates and judgments are applied in the calculation of certain tax liabilities and in the determination of the recoverability of deferred tax assets, which arise from temporary differences between the recognition of assets and liabilities for tax and financial statement reporting purposes.

We must assess the likelihood that we will be able to recover our deferred tax assets. The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered. We consider past performance, future expected taxable income and prudent and feasible tax planning strategies in determining the amount of deferred tax that can be recovered.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax rules and the potential for future adjustment of our uncertain tax positions by the various jurisdictional tax authorities. If our estimates of these taxes are greater or less than actual results, an additional tax benefit or charge will result.

Goodwill and intangible assets with indefinite lives

Goodwill is initially measured at cost, being the excess of the consideration transferred over the net identifiable assets and liabilities acquired. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to the cash generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Goodwill and intangible assets with indefinite lives are tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill and intangible assets with indefinite lives by assessing the recoverable amount of the cash-generating unit, to which the goodwill and intangible assets with indefinite lives relate. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill are not reversable in future periods.

The recoverable amount of each cash-generating unit was determined based on a value in use calculation using cash flow projections based on financial budgets covering a five-year period approved by senior management. Cash flow projections were based on past experience, actual operating results and management’s best estimates about future developments, as well as certain market assumptions. We base our fair value estimates on assumptions we believe to be reasonable, but such assumptions are unpredictable and inherently uncertain. As such, actual future results may differ from these estimates.

Key assumptions were used in the value in use calculation of each cash-generating unit as of December 31, 2008 and 2009. The following describes each key assumption on which management has based its cash flow projections to undertake impairment testing of goodwill:

•	Budgeted gross margins. The basis used to determine the value assigned to the budgeted gross margins is the average gross margins achieved in the year immediately before the budget year, increased for expected efficiency improvements.

•	Discount rates. The discount rates applied to the cash flow projections ranged from 20% to 22% and cash flows beyond the five-year period are extrapolated using growth rates of 3%. The discount rates used are pre-tax interest rates and reflect specific risks relating to the relevant units.

We performed annual impairment tests as at December 31, 2008 and 2009 to assess the cash-generating units’ respective recoverable amounts, and concluded that there was no impairment as the recoverable amounts of the cash-generating units exceeded their carrying amounts. There were no indicators of impairment noted for the nine months ended September 30, 2010.

Intangible assets with finite lives

We amortize our intangible assets over the useful economic life on a straight-line basis and assess them for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in profit or loss in the expense category consistent with the function of the intangible asset. There has been no change to the estimated useful lives during the periods presented.

We evaluate our intangible assets with finite lives for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of intangible assets may not be recoverable. If such an indication exists, we estimate the asset’s recoverable amount. There were no indicators of impairment associated with the finite lived intangible assets as of December 31, 2008 and 2009 and September 30, 2010.

Internal Control over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. In connection with the audit of our consolidated financial statements and reviewing interim financial statements included in this prospectus, our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the United States Public Company Accounting Oversight Board. The material weaknesses identified were: (i) insufficient IFRS qualified accounting, tax and finance personnel, and (ii) insufficient detailed oversight and review of the financial statement close and reporting process from management.

Upon the completion of this offering, we will become a public company in the United States that will be subject to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, and its applicable rules and regulations. We have taken certain steps to remedy these material weaknesses, including:

•	we established an internal audit function in March 2009 and currently have two staff members in this function; and

•	we have established internal audit and accounting policies and procedures.

We will continue to implement measures to remedy these material weaknesses including:

•	providing training to our tax and finance personnel to improve their knowledge of IFRS and SEC reporting requirements;

•	establishing an audit committee;

•	hiring additional financial and accounting managers and staff members;

•	developing, communicating and implementing a comprehensive accounting policy and procedure with full coverage on recurring and non-recurring and complex transactions; and

•	establishing effective monitoring and oversight controls for our financial statement closing process.

Discontinued Operations

In early 2010, we adopted a corporate strategy to focus on our core Internet-related business that includes our bitauto.com business, our ucar.cn business and our digital marketing solutions business. On May 31, 2010, we distributed the net assets of certain of our SPEs that provide advertising services focusing on traditional media forms such as radio, television, newspapers and magazines, to our shareholders. We discontinued these businesses because we intend to focus on our long-term growth strategy to provide Internet content and marketing services for China’s automotive industry. We recognized a distribution to shareholders of RMB102.0 million ($15.2 million) in the unaudited interim consolidated statement of changes in equity for the period ended September 30, 2010, which included RMB8.1 million ($1.2 million) cash balance of the distributed entities.

The financial results associated with the distributed entities have been presented as discontinued operations for all periods presented in this prospectus. The following table sets forth a summary of the results of operations for the distributed entities:

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2007	2008	2009		2009	2010
	RMB	RMB	RMB	$	RMB	RMB	$
	(In thousands)

Discontinued Operations
Revenue	28,145	132,193	125,407	18,744	81,682	32,896	4,918
Cost of revenue	(25,198)	(103,060)	(99,548)	(14,879)	(55,811)	(31,579)	(4,720)

Gross profit	2,947	29,133	25,859	3,865	25,871	1,317	198
Expenses	(30,574)	(72,352)	(75,447)	(11,277)	(49,601)	(28,709)	(4,291)
Interest income	35	103	50	7	61	—	—
Other income/(expenses)	7	(718)	(1,374)	(205)	(1,370)	327	49

Loss before tax from discontinued operations	(27,585)	(43,834)	(50,912)	(7,610)	(25,039)	(27,065)	(4,044)
Income tax expense	(847)	(4,064)	(3,400)	(508)	(1,672)	(24,245)	(3,624)

Loss from discontinued operations	(28,432)	(47,898)	(54,312)	(8,118)	(26,711)	(51,310)	(7,668)

Results of Operations

The following tables set forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The following tables also include non-GAAP profit from continuing operations. For a reconciliation of our non-GAAP profit from continuing operations to IFRS profit from continuing operations, see footnote (4) on page 9 of this prospectus.

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2007	2008	2009		2009	2010
	RMB	RMB	RMB	$	RMB	RMB	$
	(In thousands)

Continuing Operations
Revenue	127,699	238,978	293,313	43,840	195,684	299,252	44,728
Cost of revenue	(44,502)	(74,224)	(105,746)	(15,805)	(67,712)	(98,241)	(14,684)

Gross profit	83,197	164,754	187,567	28,035	127,972	201,011	30,044
Selling and administrative expenses(1)	(67,589)	(99,951)	(125,268)	(18,723)	(85,772)	(145,368)	(21,728)
Product development expenses	(4,644)	(14,437)	(17,090)	(2,554)	(11,491)	(20,976)	(3,135)

Operating profit	10,964	50,366	45,209	6,758	30,709	34,667	5,181
Other income	1,933	4,180	595	89	550	1,686	252
Other expenses	(43)	(1,267)	(1,168)	(175)	(934)	(943)	(141)
Changes in fair value of derivative component of convertible preference shares	(155,202)	50,295	(33,305)	(4,978)	(9,769)	(806,934)	(120,609)
Changes in fair value of convertible promissory notes	—	(8,709)	680	102	680	—	—
Interest income	743	636	373	56	309	404	60
Interest expense	—	—	—	—	—	(457)	(68)
Finance costs on convertible preference shares	(4,252)	(10,748)	(14,917)	(2,230)	(12,502)	(8,037)	(1,201)

(Loss)/profit before tax from continuing operations	(145,857)	84,753	(2,533)	(378)	9,043	(779,614)	(116,526)
Income tax expense	(127)	(439)	(3,503)	(524)	(2,480)	(7,245)	(1,083)

(Loss)/profit from continuing operations	(145,984)	84,314	(6,036)	(902)	6,563	(786,859)	(117,609)

Other Financial Data
Non-GAAP profit from continuing operations(2)	15,613	54,270	41,798	6,248	28,373	33,425	4,996

(1)	Including share-based payments of RMB2.1 million, RMB0.8 million, RMB0.3 million, RMB0.2 million and RMB5.3 million in 2007, 2008, 2009 and the nine months ended September 30, 2009 and 2010, respectively.

(2)	For a reconciliation of our non-GAAP profit from continuing operations to the IFRS (loss)/profit from continuing operations, see footnote (4) on page 9 of this prospectus.

Nine Months Ended September 30, 2010 Compared to Nine Months Ended September 30, 2009

Revenue.  Our total revenue increased by 52.9% from RMB195.7 million for the nine months ended September 30, 2009 to RMB299.3 million ($44.7 million) in 2010 for the nine months ended September 30, 2010. This increase was primarily due to an increase in the number of our customers and an increased demand in all our lines of business as our dealer and automaker customers expand their business activities.

Our bitauto.com business.  Revenue from our bitauto.com business increased by 64.3% from RMB114.4 million for the nine months ended September 30, 2009 to RMB188.1 million ($28.1 million) for the nine months ended September 30, 2010, mainly due to an increase in the number of our Easypass subscribers and the increased advertising spending by automakers and automobile dealers on our bitauto.com website. Our Easypass subscribers increased to 2,783 in the nine months ended September 30, 2010 from 1,965 in 2009. Revenue from our new automobile dealer subscription services increased from RMB34.7 million for the nine months ended September 30, 2009 to RMB58.1 million ($8.7 million) for the nine months ended September 30, 2010, and revenue from our advertising services on our bitauto.com website increased from RMB79.7 million for the nine months ended September 30, 2009 to RMB130.0 million ($19.4 million) for the nine months ended September 30, 2010, primarily attributable to the increased number of automaker customers placing advertisements on our bitauto.com website and the increased average advertising spending by these customers.

Our ucar.cn business.  Revenue from our ucar.cn business increased by 110.8% from RMB5.5 million for the nine months ended September 30, 2009 to RMB11.6 million ($1.7 million) for the nine months ended September 30, 2010. This increase was mainly because of the overall advertising spending increase by our existing automaker customers. In addition, more automakers launched their certified pre-owned automobile programs in the nine months ended September 30, 2010 and started to place advertisements on our ucar.cn website. Revenue from our advertising services on our ucar.cn website increased from RMB0.4 million for the nine months ended September 30, 2009 to RMB2.5 million ($0.4 million) for the nine months ended September 30, 2010 primarily due to the increased number of automaker customers placing advertisements on our ucar.cn website. In the nine months ended September 30, 2010, 1,094 used automobile dealers listed their inventories on our ucar.cn website, compared to 265 used automobile dealers in the first half of 2009. As a result, revenue from our used automobile dealer listing services increased from RMB5.1 million for the nine months ended September 30, 2009 to RMB9.1 million ($1.3 million) for the nine months ended September 30, 2010.

Our digital marketing solutions business.  Revenue from our digital marketing solutions business increased by 31.5% from RMB75.8 million for the nine months ended September 30, 2009 to RMB99.6 million ($14.9 million) for the nine months ended September 30, 2010. This increase was attributable to the overall growth of our customer’s advertising spending and a major automobile customer we added in the nine months ended September 30, 2010.

Cost of Revenue.  Our cost of revenue increased by 45.1% from RMB67.7 million for the nine months ended September 30, 2009 to RMB98.2 million ($14.7 million) for the nine months ended September 30, 2010. This increase was due to increases in cost of revenue from all our lines of business as a result of the growth in both our Internet traffic and the number of our employees in late 2009 and the nine months ended September 30, 2010.

Our bitauto.com business.  Cost of revenue from our bitauto.com business increased by 33.2% from RMB39.0 million for the nine months ended September 30, 2009 to RMB51.9 million ($7.8 million) for the nine months ended September 30, 2010. This increase was mainly due to the increased fees we paid to most of our partner websites.

Our ucar.cn business.  Cost of revenue from our ucar.cn business increased by 89.0% from RMB11.0 million for the nine months ended September 30, 2009 to RMB20.8 million ($3.1 million) for the nine months ended September 30, 2010. This increase was largely attributable to higher total fees paid to our partner websites to distribute our dealer customers’ used automobile listing information as we expanded our number of partner websites. We also incurred higher bandwidth leasing fees resulting from higher Internet traffic to our ucar.cn website for the nine months ended September 30, 2010.

Our digital marketing solutions business.  Cost of revenue from our digital marketing solutions business increased by 44.1% from RMB17.7 million for the nine months ended September 30, 2009 to RMB25.5 million ($3.8 million) for the nine months ended September 30, 2010. This increase was mainly attributable to the increase in personnel expenses resulting from the increased number of employees directly engaged in revenue-generating activities.

Gross Profit.  Our gross profit increased by 57.1% from RMB128.0 million for the nine months ended September 30, 2009 to RMB201.0 million ($30.0 million) for the nine months ended September 30, 2010.

Selling and Administrative Expenses.  Our selling and administrative expenses increased by 69.5% from RMB85.8 million for the nine months ended September 30, 2009 to RMB145.4 million ($21.7 million) for the nine months ended September 30, 2010. This increase was primarily due to the increase in salaries and benefits and marketing expenses.

Salaries and benefits.  Expenses relating to our salaries and benefits increased by 34.2% from RMB41.8 million for the nine months ended September 30, 2009 to RMB56.0 million ($8.4 million) for the nine months ended September 30, 2010. This increase was mainly attributable to the increase in the number of our sales and marketing employees, a modest increase in the average employee salaries and higher PRC employee welfare contribution rates as adjusted by the relevant government authority.

Marketing expenses.  Our marketing expenses increased by 133.7% from RMB24.3 million for the nine months ended September 30, 2009 to RMB56.7 million ($8.5 million) for the nine months ended September 30, 2010. This increase was mainly due to increased expenses paid to Internet search companies and incurred in connection with our annual China Automotive Industry Forum in 2010, where we hosted over 1,500 automotive dealer participants. This increase also included additional marketing expenses incurred in connection with our participation in the annual automotive exhibition as part of our marketing strategies to enhance our brand image and industry influence.

Office expenses.  Our office expenses decreased by 8.0% from RMB8.6 million for the nine months ended September 30, 2009 to RMB7.9 million ($1.2 million) for the nine months ended September 30, 2010. This decrease was mainly attributable to a series of cost-effective pricing arrangements with our office service vendors.

Operating lease expenses.  Our operating lease expenses increased by 66.6% from RMB7.8 million for the nine months ended September 30, 2009 to RMB13.1 million ($2.0 million) for the nine months ended September 30, 2010, mainly because we rented additional office space for our headquarters in Beijing and our offices in other cities as we increased the number of our employees.

Product Development Expenses.  Our product development expenses increased by 82.6% from RMB11.5 million for the nine months ended September 30, 2009 to RMB21.0 million ($3.1 million) for the nine months ended September 30, 2010. This increase was mainly attributable to the increase in the size of our product development team to enhance our Easypass and Transtar service platforms.

Changes in Fair Value of Derivative Component of Convertible Preference Shares.  We recognized a loss of RMB806.9 million ($120.6 million) for the nine months ended September 30, 2010 compared to a loss of RMB9.8 million for the nine months ended September 30, 2009, mainly attributable to the increase in the fair value of the derivative component of our Series A, B and C convertible preference shares from RMB186.6 million ($27.9 million) as of December 31, 2009 to RMB779.8 million ($116.6 million) as of September 30, 2010 and the increase in the fair value of our Series D-1 and D-2 convertible preference shares from RMB150.8 million ($22.5 million) as of December 31, 2009 to RMB345.7 million ($51.7 million) as of September 30, 2010. The increase in the fair value of our convertible preference shares was due to our strong business growth and improving business outlook.

Income Tax (Expense)/Benefit.  Our income tax expense increased from RMB2.5 million for the nine months ended September 30, 2009 to RMB7.2 million ($1.1 million) for the nine months ended September 30, 2010. This increase was primarily because, unlike in the nine months ended September 30, 2009, we no longer had loss carryover in the nine months ended September 30, 2010 to reduce our tax liability. In addition, we accrued income tax at a higher rate due to a potential rule change by the local tax authority. See “—Taxation.”

(Loss)/Profit from Continuing Operations.  As a result of foregoing, we incurred a loss of RMB786.9 million ($117.6 million) for the nine months ended September 30, 2010 compared to a profit of RMB6.6 million for the nine months ended September 30, 2009.

Non-GAAP Profit from Continuing Operations.  Our non-GAAP profit from continuing operations increased by 17.8% from RMB28.4 million for the nine months ended September 30, 2009 to RMB33.4 million ($5.0 million) for the nine months ended September 30, 2010. This increase was mainly due to a significant increase in our revenue and an improvement in our gross margin, partially offset by the considerable increase in our marketing expenses and our employee-related expenses resulting from our rapid business growth in late 2009 and the nine months ended September 30, 2010.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenue.  Our total revenue increased by 22.7% from RMB239.0 million in 2008 to RMB293.3 million ($43.8 million) in 2009. This was due to an increase in the number of our customers and their demand for our services, partially offset by the adverse impact of the global financial crisis on the advertising spending of our automaker and dealer customers.

Our bitauto.com business.  Revenue from our bitauto.com business increased by 19.4% from RMB133.4 million in 2008 to RMB159.3 million ($23.8 million) in 2009, mainly due to the increase in the number of our Easypass subscribers and the increase in advertising spending by automakers and dealers on our bitauto.com website. Our Easypass subscribers increased from 1,529 in 2008 to 1,965 in 2009, and revenue from our subscription services increased from RMB37.4 million in 2008 to RMB50.7 million ($7.6 million) in 2009. Revenue from our advertising services increased from RMB96.0 million in 2008 to RMB108.6 million ($16.2 million) in 2009, primarily attributable to the increased number of automaker customers placing advertisements on our bitauto.com website and the increased average advertising spending by these customers.

Our ucar.cn business.  Revenue from our ucar.cn business increased by 67.5% from RMB7.3 million in 2008 to RMB12.2 million ($1.8 million) in 2009. This increase was mainly because more automakers started their certified pre-owned car programs in 2009 and most of them placed advertisements on our ucar.cn website. Revenue from our advertising services increased from RMB7.0 million in 2008 to RMB11.3 million ($1.7 million) in 2009 primarily due to the increased number of automakers placing advertisements on our ucar.cn website. Revenue from our listing services increased RMB0.3 million to RMB0.9 million ($0.1 million) in 2009, primarily because we began to charge used automobile dealers fees in 2009 for listing their inventory on our ucar.cn website and our partner websites.

Our digital marketing solutions business.  Revenue from our digital marketing solutions business increased by 24.0% from RMB98.2 million in 2008 to RMB121.8 million ($18.2 million) in 2009. This increase was attributable to the increase in the number of our advertising customers and the overall growth of our individual customer’s advertising spending.

Cost of Revenue.  Our cost of revenue increased by 42.5% from RMB74.2 million in 2008 to RMB105.7 million ($15.8 million) in 2009. This increase was due to increases in cost of revenue from all our lines of business.

Our bitauto.com business.  Cost of revenue from our bitauto.com business increased by 53.4% from RMB37.6 million in 2008 to RMB57.7 million ($8.6 million) in 2009. This increase was mainly because we contracted with significantly more partner websites in 2009 for our dealer subscription service to distribute our dealer customers’ automobile pricing and promotional information, which resulted in higher total fees paid to these partner websites. In addition, this increase was attributable to higher bandwidth leasing fees resulting from higher Internet traffic to our bitauto.com website and the increase in personnel expenses resulting from the increase in the number of employees directly engaged in revenue-generating activities.

Our ucar.cn business.  Cost of revenue from our ucar.cn business increased by 13.7% from RMB14.7 million in 2008 to RMB16.7 million ($2.5 million) in 2009. This increase was largely attributable to higher total fees paid to our partner websites to distribute our dealer customers’ used automobile listing information and higher bandwidth leasing fees resulting from higher Internet traffic to our ucar.cn website.

Our digital marketing solutions business.  Cost of revenue from our digital marketing solutions business increased by 43.0% from RMB21.9 million in 2008 to RMB31.3 million ($4.7 million) in 2009. This increase was mainly attributable to the increase in personnel expenses resulting from the increase in the number of employees directly engaged in revenue-generating activities.

Gross Profit.  Our gross profit increased by 13.8% from RMB164.8 million in 2008 to RMB187.6 million ($28.0 million) in 2009.

Selling and Administrative Expenses.  Our selling and administrative expenses increased by 25.3% from RMB100.0 million in 2008 to RMB125.3 million ($18.7 million) in 2009. This increase was primarily due to the increase in salaries and benefits to employees and marketing expenses.

Salaries and benefits.  Expenses relating to our salaries and benefits increased by 22.8% from RMB40.1 million in 2008 to RMB49.3 million ($7.4 million) in 2009. This increase was mainly attributable to the increase in the number of our sales and marketing personnel in 2009, a modest increase in the average employee salaries and a higher PRC employee welfare contribution rate as adjusted by the relevant government authorities in 2009. We do not expect to have a similar level of headcount increase in 2010.

Marketing expenses.  Our marketing expenses increased by 65.8% from RMB28.4 million in 2008 to RMB47.1 million ($7.0 million) in 2009. This increase was mainly attributable to approximately RMB12.0 million in expenses we incurred in connection with a series of television campaigns we conducted on China Central Television in the second half of 2009 and the higher marketing spending for the Guangzhou international automotive exhibitions in November 2009 as part of our marketing strategy initiated in the second half of 2009 to enhance our brand image and industry influence.

Office expenses.  Our office expenses decreased by 21.6% from RMB14.1 million in 2008 to RMB11.1 million ($1.7 million) in 2009. This decrease was mainly attributable to a series of cost cutting measures we undertook in 2009 such as using low-cost office supply vendors in response to the global financial crisis.

Operating lease expenses.  Our operating lease expenses increased by 4.4% from RMB8.7 million in 2008 to RMB9.1 million ($1.4 million) in 2009, mainly attributable to the increase in our office rentals in 2009.

Product Development Expenses.  Our product development expenses increased by 18.4% from RMB14.4 million in 2008 to RMB17.1 million ($2.6 million) in 2009. This increase was mainly attributable to the increase in the number of our product development team members to enhance our Easypass and Transtar service platforms.

Changes in Fair Value of Derivative Component of Convertible Preference Shares.  We recognize a loss of RMB33.3 million ($5.0 million) in 2009, compared to a gain of RMB50.3 million in 2008, primarily attributable to the increase in the fair value of the derivative component of our Series A, B and C convertible preference shares from RMB180.3 million on December 31, 2008 to RMB186.6 million ($27.9 million) on December 31, 2009, and the increase in the fair value of our Series D-1 and D-2 convertible preference shares from RMB124.1 million on July 20, 2009, the day of their issuance, to RMB150.8 million ($22.5 million) on December 31, 2009. The increase in the fair value of our convertible preference shares was due to our strong business growth and improving business outlook in 2009.

Income Tax (Expense)/Benefit.  Our income tax expense increased from RMB0.4 million in 2008 to RMB3.5 million ($0.5 million) in 2009. This increase was because, unlike in 2008, we no longer had significant loss carryover in 2009 to offset our tax liability.

(Loss)/Profit for the Year from Continuing Operations.  As a result of foregoing, our loss for 2009 from continuing operations was RMB6.0 million ($0.9 million) in 2009, compared to a profit of RMB84.3 million in 2008.

Non-GAAP Profit from Continuing Operations.  Our non-GAAP profit from continuing operations in 2009 was RMB41.8 million ($6.2 million), representing a decrease of 23.0% from RMB54.3 million in 2008. This decrease was mainly due to the fact that the growth of costs and expenses associated with our rapid business expansion in 2009 exceeds our revenue growth, which was negatively impacted by the global financial crisis.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenue.  Our total revenue increased by 87.1% from RMB127.7 million in 2007 to RMB239.0 million in 2008. The increase was attributable to revenue increases from all our lines of business.

Our bitauto.com business.  Revenue from our bitauto.com business increased by 90.6% from RMB70.0 million in 2007 to RMB133.4 million in 2008, mainly due to the increase in the number of our Easypass subscribers and the increase in advertising spending by automakers and dealers on our bitauto.com website. Our Easypass subscribers increased to 1,529 in 2008 from 981 in 2007, and revenue from our subscription services increased from RMB16.3 million in 2007 to RMB37.4 million in 2008. Revenue from our advertising services increased from RMB53.7 million in 2007 to RMB96.0 million in 2008, primarily attributable to the increased number of automaker customers placing advertisements on our bitauto.com website and the increased average advertising spending by these customers.

Our ucar.cn business.  Revenue from our ucar.cn business increased by 235.8% from RMB2.2 million in 2007 to RMB7.3 million in 2008. This increase was mainly because automakers with certified pre-owned car programs started to place advertisements on our ucar.cn website in 2008. Revenue from our advertising services increased from RMB2.1 million in 2007 to RMB7.0 million in 2008. Revenue from our listing services increased from RMB0.1 million in 2007 to RMB0.3 million in 2008 due to increased number of automaker customers placing advertisements on our ucar.cn website.

Our digital marketing solutions business.  Revenue from our digital marketing solutions business increased by 77.0% from RMB55.5 million in 2007 to RMB98.2 million in 2008. This increase was mainly attributable to the overall growth of our customers’ advertising spending. In addition, our rebate incentive revenues increased significantly in 2008 because our increased amounts of advertising placements enabled us to receive a higher rebate rate according to many Internet media companies’ progressive rebate rate scales.

Cost of Revenue.  Our cost of revenue increased by 66.8% from RMB44.5 million in 2007 to RMB74.2 million in 2008. This was due to increases in cost of revenue from all our lines of business.

Our bitauto.com business.  Cost of revenue from our bitauto.com business increased by 94.6% from RMB19.3 million in 2007 to RMB37.6 million in 2008. This increase was mainly because we had expanded our number of partner websites in 2008 for our dealer subscription services to distribute our dealer customers’ automobile pricing and promotional information, which resulted in higher total fees paid to these partner websites. In addition, this increase was also attributable to the increase in number of employees directly engaged in revenue-generating activities.

Our ucar.cn business.  Cost of revenue from our ucar.cn business increased by 47.1% from RMB10.0 million in 2007 to RMB14.7 million in 2008. This increase was attributable to higher total fees paid to our partner websites to distribute our dealer customers’ used automobile listing information.

Our digital marketing solutions business.  Cost of revenue from our digital marketing solutions business increased by 44.3% from RMB15.2 million in 2007 to RMB21.9 million in 2008. This increase was mainly attributable to the increase in personnel expenses resulting from the increased number of employees directly engaged in revenue-generating activities.

Gross Profit.  Our gross profit increased by 98.0% from RMB83.2 million in 2007 to RMB164.8 million in 2008.

Selling and Administrative Expenses.  Our selling and administrative expenses increased by 47.9% from RMB67.6 million in 2007 to RMB100.0 million in 2008. This increase was primarily due to the increase in salaries and benefits to employees, marketing expenses and office expenses.

Salaries and benefits.  Expenses relating to our salaries and benefits increased by 42.6% from RMB28.1 million in 2007 to RMB40.1 million in 2008. This increase was mainly attributable to the increase in both the number of our employees and the salaries and benefits for individual employees.

Marketing expenses.  Our marketing expenses increased by 90.3% from RMB14.9 million in 2007 to RMB28.4 million in 2008. This increase was mainly attributable to our first significant participation in the annual international automotive exhibition in 2008 and the establishment of our training program for owners and executives of our dealer customers.

Office expenses.  Our office expenses increased by 40.6% from RMB10.0 million in 2007 to RMB14.1 million in 2008. This increase was mainly attributable to the increase in our daily office operations and traveling and communication activities, as well as the increase in the number of our employees.

Operating lease expenses.  Our operating lease expenses increased by 24.7% from RMB7.0 million in 2007 to RMB8.7 million in 2008, mainly because we rented additional office spaces in response to the increase in our number of employees.

Product development expenses.  Our product development expenses increased from RMB4.6 million in 2007 to RMB14.4 million in 2008. This increase was mainly attributable to the costs incurred to enhance the functionality of our Transtar platform and increased activities in overall product development.

Changes in Fair Value of Derivative Component of Convertible Preference Shares.  We recognize a profit of RMB50.3 million in 2008 from the decrease in the fair value of the derivative component of our convertible preference shares, compared to a loss of RMB155.2 million in 2007. This decrease was mainly attributable to the decrease in the fair value of the derivative component of our Series A, B and C convertible preference shares from RMB245.6 million on December 31, 2007 to RMB180.3 million on December 31, 2008. The decrease in the fair value of our convertible preference shares mainly resulted from the negative business outlook in 2008 due to the global financial crisis.

(Loss)/Profit for the Year from Continuing Operations.  As a result of the foregoing, we incurred a profit of RMB84.3 million in 2008 compared to a loss of RMB146.0 million in 2007.

Non-GAAP Profit from Continuing Operations.  Our non-GAAP profit from continuing operations increased by 247.6% from RMB15.6 million in 2007 to RMB54.3 million in 2008. This increase was mainly attributable to our significant revenue growth in 2008.

Selected Quarterly Results of Operation

The following table sets forth our unaudited condensed consolidated quarterly results of operations for the seven quarters ended September 30, 2010. You should read the following table in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated quarterly financial data on the same basis as we have prepared our audited consolidated financial statements. The unaudited condensed consolidated financial data includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair statement of our financial position and operating results for the quarters presented.

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,
	2009	2009	2009	2009	2010	2010	2010
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)

Continuing Operations
Revenue	52,776	64,875	78,033	97,629	69,877	108,770	120,605
Cost of revenue	(17,197)	(21,927)	(28,588)	(38,034)	(24,803)	(35,022)	(38,416)

Gross profit	35,579	42,948	49,445	59,595	45,074	73,748	82,189
Selling and administrative expenses(1)	(21,467)	(31,689)	(32,616)	(39,496)	(38,120)	(53,343)	(53,905)
Product development expenses	(2,526)	(4,044)	(4,921)	(5,599)	(6,853)	(7,050)	(7,073)

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,
	2009	2009	2009	2009	2010	2010	2010
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)

Operating profit	11,586	7,215	11,908	14,500	101	13,355	21,211
Other income	—	152	398	45	—	542	1,144
Other expenses	(353)	(290)	(291)	(234)	(119)	(428)	(396)
Changes in fair value of derivative component of convertible preference shares	(40,244)	(9,312)	39,787	(23,536)	(63,895)	(537,235)	(205,804)
Changes in fair value of convertible promissory notes	5,208	(4,528)	—	—	—	—	—
Interest income	113	49	147	64	75	176	153
Interest expense	—	—	—	—	—	(183)	(274)
Finance costs on convertible preference shares	(2,975)	(2,973)	(6,554)	(2,415)	(2,688)	(2,685)	(2,664)

(Loss)/profit before tax from continuing operations	(26,665)	(9,687)	45,395	(11,576)	(66,526)	(526,458)	(186,630)
Income tax expense	(851)	(718)	(911)	(1,023)	(176)	(4,792)	(2,277)

(Loss)/profit from continuing operations	(27,516)	(10,405)	44,484	(12,599)	(66,702)	(531,250)	(188,907)

Other Financial Data
Non-GAAP profit from continuing operations(2)	10,568	6,481	11,324	13,425	1,081	10,744	21,600

(1)	Including share-based payments of RMB0.07 million, RMB0.07 million, RMB0.07 million, RMB0.07 million, RMB1.20 million, RMB2.07 million and RMB2.04 million for the respective periods.

(2)	Our management supplements the data they receive regarding IFRS (loss)/profit from continuing operations with non-GAAP profit from continuing operations, which excludes from IFRS (loss)/profit from continuing operations the charges relating to (i) changes in fair value of the derivative component of our convertible preference shares, (ii) changes in fair value of our convertible promissory notes, (iii) finance costs relating to our preference shares, and (iv) share-based payments. This non-GAAP financial measure provides our management with the ability to assess our operating results without considering the charges resulting from our convertible preference shares being characterized as liabilities under IFRS. In addition, our convertible preference shares will be automatically converted into ordinary shares upon the completion of this offering and, as a result, there will be no such charges relating to our convertible preference shares after the conversion other than in the quarter in which the conversion occurs. Furthermore, this non-GAAP financial measure eliminates the impact of items that we do not consider indicative of the performance of our business. We believe investors will similarly use such non-GAAP financial measure as one of the key metrics to evaluate our operating performance and compare our current operating results with historical and future periods and with other comparable companies.

The use of non-GAAP profit from continuing operations has certain limitations. Although we believe the excluded items are less meaningful in evaluating our current performance, the excluded items may be important in assessing our operating and financial performance if we grant options and issue preference shares or other financial instruments, such as warrants and convertible bonds, in the future. If any of these events occur, the impact of these items likewise will not be reflected in the presentation of the non-GAAP profit from continuing operations. This non-GAAP financial measure should be considered in addition to results prepared in accordance with IFRS, and should not be considered a substitute for or superior to IFRS results. In addition, our non-GAAP profit from continuing operations may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as we do.

The following table sets forth the reconciliation of our non-GAAP profit from continuing operations to IFRS (loss)/profit from continuing operations, the most directly comparable financial measure calculated and presented in accordance with IFRS:

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,
	2009	2009	2009	2009	2010	2010	2010
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)

(Loss)/profit from continuing operations	(27,516)	(10,405)	44,484	(12,599)	(66,702)	(531,250)	(188,907)
Changes in fair value of derivative component of convertible preference shares	40,244	9,312	(39,787)	23,536	63,895	537,235	205,804
Changes in fair value of convertible promissory notes	(5,208)	4,528	—	—	—	—	—
Finance costs on convertible preference shares	2,975	2,973	6,554	2,415	2,688	2,685	2,664
Share-based payments	73	73	73	73	1,200	2,074	2,039

Non-GAAP profit from continuing operations	10,568	6,481	11,324	13,425	1,081	10,744	21,600

Our quarterly results of operations reflect the seasonal fluctuations in our revenues and results of operations. Our revenue tends to be lower in the first quarter due to the reduced customer activities during the holiday period following the lunar New Year. Our revenue increases in the second quarter because the annual international automotive exhibition in China occurs in this quarter, around which period there tends to be more promotional activities by automakers. This is also a period in which we incur increased marketing expenses for participating in the automotive exhibition and organizing our annual China Automotive Industry Forum. Dealers and automakers’ advertising and promotional activities continue to increase in the second half of the year and a peak in the fourth quarter when they step up their marketing efforts to encourage automobile purchases prior to the holiday season. Our marketing expenses tend to be higher in the fourth quarter as well due to our increased sales and marketing activities in relation to increased automobile purchases in the holiday season.

Other factors may also cause quarterly operating results to fluctuate. For example, our cost of revenue and selling and administrative expenses in the third and fourth quarter of 2009 were relatively high due to an increase in the number of our employees resulting from our business expansion during these periods. These increases also resulted in the relatively low operating profit and non-GAAP profit from continuing operations in the first quarter of 2010.

We may experience fluctuations in our quarterly results of operations after this offering, for the reasons given above or other reasons, which may be significant. See also “Risk Factors — Risks Relates to Our Business and Industry — Our business is subject to seasonal fluctuations and unexpected interruptions, which make it difficult to accurately predict our operating results.”

Liquidity and Capital Resources

Our principal sources of liquidity have been the proceeds from the private placement of our Series A, B, C, D-1 and D-2 convertible preference shares. See “Related Party Transactions — Private Placements.” As of September 30, 2010, we had RMB79.6 million ($11.9 million) in cash and cash equivalents. On April 30, 2010, we entered into a RMB30.0 million revolving line of credit agreement available until April 29, 2011 with China Merchants Bank. The revolving line of credit is wholly guaranteed by Beijing Zhong Guan Cun High Technology Guarantee Company Limited, which is a professional guarantee institute mainly funded by the Chinese government and provides credit guarantees to high-tech enterprises. We have withdrawn RMB20.0 million from the line of credit as of September 30, 2010. Although we consolidate the results of our PRC SPEs, we do not have direct access to their cash and cash equivalents or future earnings. However, we can direct the use of their cash through agreements that provide us with effective control of these entities. Moreover, we are entitled to receive annual fees from them in exchange for certain technology consulting services provided by us and the use of certain intellectual properties owned by us. See “Our Corporate History and Structure.”

We believe that our current cash and net proceeds from this offering will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

The following table sets forth a summary of our cash flows for the periods indicated:

					For the Nine Months
	For the Year Ended December 31,				Ended September 30,
	2007	2008	2009		2010
	RMB	RMB	RMB	$	RMB	$
	(In thousands)

Net cash (used in)/from operating activities	(1,419)	(34,919)	3,161	472	(65,274)	(9,756)
Net cash used in investing activities	(3,964)	(38,125)	(31,134)	(4,653)	(17,631)	(2,635)
Net cash from financing activities	101,844	20,255	77,896	11,643	12,072	1,804

Net increase/(decrease) in cash and cash equivalents	96,461	(52,789)	49,923	7,462	(70,833)	(10,587)
Net foreign exchange difference	708	252	95	14	(165)	(25)
Cash and cash equivalents at beginning of the period	55,945	153,114	100,577	15,033	150,595	22,509

Cash and cash equivalents at the end of the period	153,114	100,577	150,595	22,509	79,597	11,897

Operating Activities

Net cash used in operating activities was RMB65.3 million ($9.8 million) for the nine months ended September 30, 2010. This amount was (i) primarily attributable to loss before tax from continuing operations of RMB779.6 million ($116.5 million) and loss before tax from discontinued operations of RMB27.1 million ($4.0 million), (ii) adjusted for certain non-cash expenses, principally an increase in fair value of derivative component of convertible preference shares of RMB806.9 million ($120.6 million) and for changes in certain working capital accounts that positively affected operating cash flow, primarily an increase in trade payables of RMB81.5 million ($12.2 million) and (iii) offset by changes in certain working capital accounts that negatively affected operating cash flow, primarily an increase of RMB162.2 million ($24.2 million) in trade and notes receivables. The increase in trade payables was primarily attributable to the increase in purchases from media vendors in the first nine months of 2010, which was in line with the increase in our sales volume. The increase in trade and notes receivables was primarily attributable to the increase of trade receivables from our top automaker customers, including an increase of RMB40.0 million in trade receivables from our largest automaker customer which utilized our services to help it launch two new automobile models in the first nine months of 2010.

Net cash provided by operating activities was RMB3.2 million ($0.5 million) for the year ended December 31, 2009. This amount was (i) primarily attributable to loss before tax from continuing operations of RMB2.5 million

($0.4 million) and loss before tax from discontinued operations of RMB50.9 million ($7.6 million), (ii) adjusted for certain non-cash expenses, principally an increase in fair value of derivative component of convertible preference shares of RMB33.3 million ($5.0 million), finance costs for our convertible preference shares of RMB14.9 million ($2.2 million), depreciation of property, plant and equipment of RMB5.8 million ($0.9 million) and amortization of intangible assets of RMB4.6 million ($0.7 million) and for changes in certain working capital accounts that positively affected operating cash flow, primarily an increase in trade payables of RMB95.2 million ($14.2 million) and other payables and accruals of RMB17.6 million ($2.6 million) and (iii) offset by changes in certain working capital accounts that negatively affected operating cash flow, primarily an increase of RMB88.2 million ($13.2 million) in trade and notes receivables and an increase of RMB8.8 million ($1.3 million) in prepayments and other receivables. The increase in trade payables was primarily attributable to the increase in the overall costs and expenses, which was in line with the expansion of our sales activities. In addition, we extended the payment terms to small media vendors in 2009 as compared to in 2008, reflecting our enhanced bargaining power. The increase in trade receivables was in line with higher sales volume due to an increase in the number of our customers and their demand for our services. In addition, we consider various factors, including historical experience, the age of the accounts receivable balances, credit quality of our customers, current economic conditions, and other factors that may affect customers’ ability to pay. Based on the results of the credit evaluations and our credit policy, we concluded, at the outset of the sales arrangements, that our customers were creditworthy. Accordingly, the sales to our customers met the collectability criteria for revenue recognition at the outset of the arrangements.

Net cash used in operating activities was RMB34.9 million for the year ended December 31, 2008. This amount was (i) primarily attributable to profit before tax from continuing operations of RMB84.8 million and loss before tax from discontinued operations of RMB43.8 million, (ii) adjusted for certain non-cash expenses, principally finance costs for our convertible preference shares of RMB10.7 million, depreciation of property, plant and equipment of RMB4.5 million and amortization of intangible assets of RMB5.2 million and for changes in certain working capital accounts that positively affected operating cash flow, primarily an increase in trade payables of RMB12.1 million and (3) offset by a decrease in fair value of derivative component of convertible preference shares of RMB50.3 million and changes in certain working capital accounts that negatively affected operating cash flow, primarily an increase of RMB70.1 million in trade and notes receivables. The increase in trade payables was primarily attributable to the increase in purchases from our media vendors near the end of 2008, which was in line with the increase in our revenue. The increase in trade receivables was in line with the significant increase in sales volume, which was primarily due to an increase in our customer base, mainly in our digital marketing solution segment.

Net cash used in operating activities was RMB1.4 million for the year ended December 31, 2007. This amount was (1) primarily attributable to loss before tax from continuing operations of RMB145.9 million and loss before tax from discontinued operations of RMB27.6 million, (2) adjusted for certain non-cash expenses, principally an increase in fair value of derivative component of convertible preference shares of RMB155.2 million, finance costs for our convertible preference shares of RMB4.3 million and for changes in certain working capital accounts that positively affected operating cash flow, primarily an increase in other payables and accruals of RMB49.9 million and (3) offset by changes in certain working capital accounts that negatively affected operating cash flow, primarily an increase of prepayments and other receivables of RMB14.0 million and a decrease of RMB4.0 million in trade payables. The increase in other payables and prepayments and other receivables were primarily attributable to our increased revenues resulting from our increased business activities. The decrease in trade payables was primarily attributable to shorter credit terms associated with our media vendors. The increase in trade receivables was in line with the increase in sales volume as a result of our business expansion in 2007.

Investing Activities

Our investing activities primarily relate to our purchases and disposals of property and equipment and to our acquisition activities.

Net cash used in investing activities was RMB17.6 million ($2.6 million) for the nine months ended September 30, 2010. This amount was primarily attributable to RMB17.3 million ($2.6 million) used in the purchase of property, plant and equipment.

Net cash used in investing activities was RMB31.1 million ($4.6 million) for the year ended December 31, 2009. This amount was primarily attributable to the contingent payments of RMB17.2 million ($2.6 million) in connection with our acquisition of Autoworld Media Company Limited on December 19, 2007. In addition, we used RMB11.0 million ($1.6 million) to purchase property, plant and equipment and RMB7.9 million ($1.2 million) to purchase intangible assets.

Net cash used in investing activities was RMB38.1 million for the year ended December 31, 2008. This amount was primarily attributable to the acquisition of SPEs, net of cash acquired, of RMB21.8 million, among which RMB14.2 million was used in the closing cash payment for the acquisition of Autoworld Media Company Limited on December 19, 2007 and RMB6.6 million was used in the acquisition of two other SPEs that are now part of our discontinued operations. In addition, we used RMB16.1 million to purchase property, plant and equipment.

Net cash used in investing activities was RMB4.0 million for the year ended December 31, 2007. This amount was primarily attributable to the purchase of property, plant and equipment, totaling RMB5.2 million, partially offset by the acquired cash of RMB3.0 million in connection with our acquisition of Autoworld Media Company Limited on December 19, 2007.

Financing Activities

Net cash provided by financing activities for the nine months ended September 30, 2010 was RMB12.1 million ($1.8 million), which was attributable to the RMB20.0 million ($3.0 million) withdrawn from the line of credit with China Merchants Bank and partially offset by the RMB8.1 million ($1.2 million) distribution to our shareholders in connection with the distribution of our non-core business.

Net cash provided by financing activities was RMB77.9 million ($11.6 million) for the year ended December 31, 2009, mainly attributable to proceeds from issuance of Series D-1 convertible preference shares with an aggregated principal amount of RMB82.0 million ($12.3 million) and offset by the associated financing cost of RMB4.1 million ($0.6 million).

Net cash provided by financing activities was RMB20.3 million for the year ended December 31, 2008, mainly attributable to proceeds from issuance of zero coupon convertible promissory notes with an aggregate principal amount of RMB34.3 million and offset by the distribution of RMB13.6 million to our shareholders in connection with the distribution of certain entities that formerly formed part of our corporate group to our shareholders.

Net cash provided by financing activities was RMB101.8 million for the year ended December 31, 2007, mainly attributable to proceeds from issuance of Series C convertible preference shares with an aggregate principal amount of RMB109.6 million and offset by the associated financing cost of RMB4.0 million and the ordinary shares repurchase cost of RMB4.1 million.

Trade Receivables and Payables

For the online advertising services we provide as part of our digital marketing solutions business, we act as an agent in placing advertisements on the websites of our media vendors on behalf of our automaker customers. After we have entered into publishing schedule agreements with our automaker customers, we enter into related advertising agreements with the media vendors who are then obligated to place the advertisements according to the customers, publishing schedule agreements. At such time, we record receivables from the automaker customers and, in the same amount, corresponding payables due to the media vendors. Such payments are conducted through us. We receive fees for assisting our automaker customers in placing advertisements on media vendors’ websites. These service fees are recognized only after the amount of fees have been contractually agreed with our automaker customers, the advertisements have been published and when the collectability is reasonably assured. The net fees recognized from each such transaction amount to a relatively small percentage of the related accounts receivable or payable.

As of September 30, 2010, our trade and notes receivables were RMB321.7 million ($48.1 million), and our trade payables were RMB220.2 million ($32.9 million). Of these receivables and payables, RMB207.1 million ($31.0 million) was related to the receivables from our automaker customers and the corresponding payables due to media vendors in connection with the advertisements we placed with the media vendors on behalf of our automaker customers under the publishing schedule agreements. Under our contracts with media vendors, terms of our trade payables due to media vendors are generally 90 days, which is shorter than the terms of our receivables due from our automaker customers, which is approximately 120 to 180 days. The remaining trade and notes receivables as of September 30, 2010 were RMB114.6 million and are generally on terms of 60 to 90 days. We have not experienced any collection issues that required us to provide for bad debts in connection with our receivables from our automaker customers. However, we may continue to be held liable to pay the media vendors the full amount of our payables when they become due and in advance of when we receive the related payments from our automaker customers. In addition, we may incur penalties for late payments. See “Risk Factors — Risks Related to Our Business and Industry — We may be liable to pay the media vendors in connection with the advertisements we placed with them on behalf of our automaker customers even if we fail to collect some or all the payments from these automaker customers.”

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2009:

	Payment Due by Period
		Less Than	1-3	3-5	More Than
	Total	1 Year	Years	Years	5 Years
	(In thousands of RMB)

Operating lease obligations(1)	27,170	14,217	12,953	—	—

(1)	Operating lease obligations are primarily related to the lease of office space. These leases have terms ranging from one to five years and are renewable upon negotiation. During the nine months ended September 30, 2010, our operating lease obligations increased to RMB28.5 million as a result of additional office space leased for our headquarters in Beijing for a five-year lease term. As such, as of September 30, 2010, payments due less than 1 year, within 1 to 3 years and within 3 to 5 years amounted to RMB9.5 million, RMB12.7 million, and RMB6.3 million, respectively.

Inflation

Inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China rose 4.8% and 5.9% in 2007 and 2008, respectively, and decreased by 0.7% in 2009. In September 2010, the consumer price index increased by 2.9% as compared to September 2009. Although we have not in the past been materially affected by inflation, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as personnel expenses, real estate leasing expenses, travel expenses and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposures to higher inflation in China.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

Our presentation currency is RMB. The functional currency of our holding company Bitauto Holdings Ltd. and our wholly owned subsidiary Bitauto Hong Kong Limited is U.S. dollar, while the functional currency of our PRC subsidiary and consolidated SPEs is RMB. We earn all of our revenues and incur most of our expenses in RMB, and substantially all of our services contracts are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the revised policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in a more than 20% appreciation of the RMB against the U.S. dollar in the following three years. Since July 2008, however, the RMB has traded within a narrow range against the U.S. dollar. As a consequence, the RMB has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. On June 20, 2010, the People’s Bank of China announced that the PRC government would further reform the RMB exchange rate regime and increase the flexibility of the exchange rate. It is difficult to predict how this new policy may impact the RMB exchange rate.

To the extent that we need to convert U.S. dollars we receive from this offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

We estimate that we will receive net proceeds of approximately $88.8 million, or approximately $102.6 million if the underwriters exercise the over-allotment option in full, from this offering, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on the initial offering price of $11.00 per ADS, which is the midpoint of the estimated range of the initial public offering price. Assuming that we convert the full amount of the net proceeds from this offering into Renminbi, a 10% appreciation of the Renminbi against the U.S. dollar will result in a decrease of RMB54.0 million ($8.1 million) of the net proceeds from this offering. Conversely, a 10% depreciation of the Renminbi against the U.S. dollar will result in an increase of RMB66.0 million ($9.9 million) of the net proceeds from this offering.

Interest Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Recent Accounting Pronouncements

New Standards, Amendments and Interpretations to Existing Standards Adopted by Us

IFRS 2 Share-based Payment (Amended).  The amended standard clarifies the definition of vesting conditions and prescribes the treatment for an award that is cancelled. We adopted this amendment as of January 1, 2009. It did not have an impact on our financial position or performance.

IFRS 3 Business Combinations (Revised) and IAS 27 Separate and Consolidated Financial Statements (Amended) (early adopted).  We adopted these standards from January 1, 2009. IFRS 3 (Revised) introduces significant changes in the accounting for business combinations occurring after this date. Changes affect the valuation of non-controlling interest, the accounting for transaction costs, the initial recognition and subsequent measurement of a contingent consideration and business combinations achieved in stages. These changes will impact the amount of goodwill recognized, the reported results in the period that an acquisition occurs and future reported results. IAS 27 (Amended) requires that a change in the ownership interest of a subsidiary (without loss of control) is accounted for as a transaction with owners in their capacity as owners. Therefore, such transactions will no longer give rise to goodwill, nor will it give rise to a gain or loss. Furthermore, the amended standard changes the accounting for losses incurred by the subsidiary as well as the loss of control of a subsidiary. The changes by IFRS 3 (Revised) and IAS 27 (Amended) will affect acquisitions or loss of control of subsidiaries and transactions with non-controlling interests. The change in accounting policy was applied prospectively and had no material impact on the consolidated financial statements.

IFRS 7 Financial Instruments: Disclosures.  The amended standard requires additional disclosures about fair value measurement and liquidity risk. Fair value measurements related to items recorded at fair value are to be disclosed by source of inputs using a three level fair value hierarchy, by class, for all financial instruments recognized at fair value. In addition, reconciliation between the beginning and ending balances for level 3 fair value measurements is now required, as well as significant transfers between levels in the fair value hierarchy. The amendments also clarify the requirements for liquidity risk disclosures with respect to derivative transactions and assets used for liquidity management. The liquidity risk disclosure is not significantly impacted by the amendments.

IFRS 8 Operating Segments.  IFRS 8 replaced IAS 14 Segment Reporting upon its effective date. It did not have an impact on our financial position or performance.

IAS 1 Presentation of Financial Statements.  The revised standard separates owner and non-owner changes in equity. The statement of changes in equity includes only details of transactions with owners, with non-owner changes in equity presented in a reconciliation of each component of equity. In addition, the standard introduces the statement of comprehensive income: it presents all items of recognized income and expense, either in one single statement, or in two linked statements. We elected to present one statement.

IAS 32 Financial Instruments: Presentation and IAS 1 Puttable Financial Instruments and Obligations Arising on Liquidation.  The standards have been amended to allow a limited scope exception for puttable financial instruments to be classified as equity if they fulfill a number of specific criteria. The adoption of these amendments did not have any impact on our financial position or performance.

IFRIC 16 Hedges of a Net Investment in a Foreign Operation.  The interpretation is to be applied prospectively. IFRIC 16 provides guidance on the accounting for a hedge of a net investment. As such it provides guidance on identifying the foreign currency risks that qualify for hedge accounting in the hedge of a net investment, where within our company the hedging instruments can be held in the hedge of a net investment and how an entity should determine the amount of foreign currency gain or loss, relating to both the net investment and the hedging instrument, to be recycled on disposal of the net investment.

IFRIC 17 Distributions of Non-cash Assets to Owners, effective for annual periods beginning on or after July 1, 2009 (early adopted).  This interpretation provides guidance on accounting for arrangements whereby an entity distributes non-cash assets to shareholders either as a distribution of reserves or as dividends. The interpretation applies to all non-reciprocal distributions of non-cash assets, including those giving the shareholders a choice of cash or other assets, provided that:

•	all owners of the same class of equity instruments are treated equally; and

•	the non-cash assets distributed are not ultimately controlled by the same party before and after the distribution (i.e., excluding transactions under common control).

An entity must recognize a liability for the distribution when it is no longer at the discretion of the entity (i.e., when shareholder approval is obtained, if required). The liability is initially recognized at the fair value of the assets to be distributed and is remeasured at the end of each reporting period and immediately before settlement. At settlement date, the difference between the carrying amount of the assets to be distributed and the liability is recognized in profit or loss as a separate line item.

IFRS 5 has also been amended to include assets that are classified as held for distribution. These assets are classified as held for distribution only when they are available for distribution in their present condition and the distribution is highly probable. This interpretation has been applied prospectively from January 1, 2009 and did not have an impact on the financial position or performance of the Group.

Improvements to IFRSs

In May 2008 and April 2009, the IASB issued omnibus of amendments to its standards, primarily with a view to removing inconsistencies and clarifying wordings. There are separate transitional provisions for each standard. The adoption of the following amendments resulted in changes to accounting policies but did not have any impact on our financial position or performance.

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.  This standard clarifies that the disclosures required in respect of non-current assets and disposal groups classified as held for sale or discontinued operations are only those set out in IFRS 5. The disclosure requirements of other IFRSs only apply if specifically required for such non-current assets or discontinued operations.

IFRS 8 Operating Segment Information.  This standard clarifies that segment assets and liabilities need only be reported when those assets and liabilities are included in measures that are used by the chief operating decision maker. As our chief operating decision maker does not review segment assets and liabilities, we have not disclosed this information.

IAS 1 Presentation of Financial Statements.  Assets and liabilities classified as held for trading in accordance with IAS 39 Financial Instruments: Recognition and Measurement are not automatically classified as current in the statement of financial position. We analyzed whether the expected period of realization of financial assets and liabilities differed from the classification of the instrument. This did not result in any reclassification of financial instruments between current and non-current in the statement of financial position.

IAS 7 Statement of Cash Flows.  This standard explicitly states that only expenditure that results in recognizing an asset can be classified as a cash flow from investing activities. This amendment will impact the presentation in the statement of cash flows of the contingent consideration on the business combination completed in 2009 upon cash settlement.

IAS 16 Property, Plant and Equipment.  This standard replaces the term “net selling price” with “fair value less costs to sell.” This amendment did not result in any change in the financial position.

IAS 18 Revenue.  The IASB has added guidance (which accompanies the standard) to determine whether an entity is acting as a principal or as an agent. The features to consider are whether the entity:

•	has primary responsibility for providing the goods or service;

•	has inventory risk;

•	has discretion in establishing prices; and

•	bears the credit risk.

We have assessed its revenue arrangements against these criteria and concluded that its previous revenue recognition accounting policy remains appropriate.

IAS 36 Impairment of Assets.  When discounted cash flows are used to estimate ‘fair value less cost to sell’ additional disclosure is required about the discount rate, consistent with disclosures required when the discounted cash flows are used to estimate ‘value in use’. This amendment had no immediate impact on our consolidated financial statements. The amendment clarified that the largest unit permitted for allocating goodwill, acquired in a business combination, is the operating segment as defined in IFRS 8 before aggregation for reporting purposes. The amendment has had no impact on us.

IAS 38 Intangible Assets.  Expenditure on advertising and promotional activities is recognized as an expense when we either have the right to access the goods or have received the service. This amendment has no material impact on us because we do not enter into such promotional activities. The reference to there being rarely, if ever, persuasive evidence to support an amortization method of intangible assets other than a straight-line method has been removed. We reassessed the useful lives of our intangible assets and concluded that the straight-line method was still appropriate.

The following standards are effective as at December 31, 2009, but are not applicable to us, and hence have had no impact on the consolidated financial statements:

IFRS 1 First time Adoption of International Financial Reporting Standards — Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associates (Amendments);
IAS 23 Borrowing Costs (Revised);
IFRIC 9 Remeasurement of Embedded Derivatives and IAS 39 Financial Instruments:
Recognition and Measurement effective for periods ending on or after June 30, 2009;
IFRIC 13 Customer Loyalty Programmes effective July 1, 2008; and
IFRIC 18 Transfers of Assets from Customers effective July 1, 2009 (early adopted).

Other amendments resulting from Improvements to IFRSs to the following standards did not have any impact on our accounting policies, financial position or performance:

IFRS 2 Share-based Payment;
IFRS 7 Financial Instruments: Disclosures;
IAS 8 Accounting Policies, Change in Accounting Estimates and Error;
IAS 10 Events after the Reporting Period;
IAS 19 Employee Benefits;
IAS 20 Government;
IAS 23 Borrowing Costs;
IAS 27 Consolidated and Separate Financial Statements;
IAS 28 Investments in Associates;
IAS 31 Interest in Joint Ventures;
IAS 34 Interim Financial Reporting;
IAS 38 Intangible Assets;
IAS 40 Investment Properties;
IAS 39 Financial Instruments: Recognition and Measurement;
IFRIC 9 Reassessment of Embedded Derivatives; and
IFRIC 16 Hedge of a Net Investment in a Foreign Operation.

The following standards are not yet effective. The standards will be adopted in the period they become effective. We are still in the process of determining the impact of each of the standards.

Effective for the 2010 financial year

IFRS 2 Group Cash-settled Share-based Payment Arrangements.  The definition of share based transactions and arrangements have been amended, the scope of IFRS 2 has been amended, and guidance on accounting for group cash-settled share-based payment transactions has been provided. The amendments clarify that to be within the scope of IFRS 2 an award must be a share based payment transaction, and part of a share based payment arrangement. This scope amendment incorporates the guidance from IFRIC 8 Scope of IFRS 2 and IFRIC 11 Group and Treasury Share Transactions and hence both IFRIC 8 and IFRIC 11 have been withdrawn. This amendment is effective for periods beginning on or after January 1, 2010.

Where an entity receives goods and services, the entity measures such goods and services as an equity settled share based payment when the entity’s own instruments are granted, or the entity has no obligation to settle the transaction. Otherwise, the entity measures the transaction as a cash settled share based payment. This accounting applies irrespective of any intra-group repayment arrangements. Transactions treated as equity settled share based payment transactions are remeasured only for changes in non-market vesting conditions or requirements to achieve a minimum target. This amendment is effective for periods beginning on or after January 1, 2010.

IAS 39 Financial Instruments: Recognition and Measurement — Eligible Hedged Items (Amendment) The final amendment addresses only the designation of a one-sided risk in a hedged item, and the designation of inflation as a hedged risk or portion in particular situations. The amendment clarifies that an entity is permitted to designate a portion of the fair value changes or cash flow variability of a financial instrument as a hedged item. An entity can designate the changes in fair value or cash flows related to a one-sided risk as the hedged item in an effective hedge relationship. In most cases, the intrinsic value of a purchased option hedging instrument, but not its time value, reflects a one-sided risk in a hedged item. The designated risks and portions of cash flows or fair values in an effective hedge relationship must be separately identifiable components of the financial instrument. Additionally, the changes in cash flows or fair value of the entire financial instrument arising from changes in the designated risks and portions must be reliably measurable. The amendment indicates that inflation is not a separately identifiable risk and cannot be designated as the hedged risk unless it represents a contractually specified cash flow. The amendment is effective for periods beginning on or after July 1, 2009.

Effective for the 2011 financial year

IFRIC 14, Prepayments of a Minimum Funding Requirement (Amendment).  The interpretation has been amended to permit an entity to treat the prepayment of a minimum funding requirement as an asset. The amendment should be applied to the beginning of the earliest period presented in the first financial statements in which the entity applied the original interpretation.

IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments.  IFRIC 19 clarifies that equity instruments issued to a creditor to extinguish a financial liability are consideration paid. As a result, the financial liability is derecognized and the equity instruments issued are treated as consideration paid to extinguish that financial liability. The interpretation states that equity instruments issued in a debt for equity swap should be measured at the fair value of the equity instruments issued, if this can be determined reliably. If the fair value of the equity instruments issued is not reliably determinable, the equity instruments should be measured by reference to the fair value of the financial liability extinguished as of the date of extinguishment. Any difference between the carrying amount of the financial liability that is extinguished and the fair value of the equity instruments issued is recognized immediately in profit or loss. The interpretation is effective for annual periods beginning on or after July 1, 2010 and should be applied retrospectively from the beginning of the earliest comparative period presented.

IAS 24, Related Party Disclosures (amendments).  The standard has been amended to simplify the identification of related party relationship and re-balance the extent of disclosures of transactions between related parties based on the costs to preparers and the benefits to users in having this information available in consolidated financial statements. The amendments become effective for annual periods beginning on or after January 1, 2011 and should be applied retrospectively.

IAS 32, Financial Instruments: Presentation — Classification of Rights Issues (amendment).  The definition of a financial liability in the standard has been amended to classify right issues (and certain options or warrants) as equity instruments if: (a) the rights are given pro rata to all of the existing owners of the same class of an entity’s non-derivative equity instruments; (b) the instruments are used to acquire fixed number of the entity’s own equity instruments for a fixed amount in any currency. The amendment is effective for annual periods beginning on or after February 1, 2010 and should be applied retrospectively.

Effective for the 2013 financial year

IFRS 9, Financial Instruments (Phase I). Phase I of IFRS 9 introduces new requirements for classifying and measuring financial assets. The IASB intends, in subsequent phases during 2010, to expand IFRS 9 to add new requirements for classifying and measuring financial liabilities, derecognition of financial instruments, impairment, and hedge accounting. The objective is to replace IAS 39 in its entirety by the end of 2010.

IFRS 9 (Phase I) is applicable to all financial assets within the scope of IAS 39 Financial Instruments: Recognition and Measurement. At initial recognition, all financial assets (including hybrid contracts with a financial asset host) are measured at fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs.

IFRS 9 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. IFRS 9 is required to be applied retrospectively, with certain exceptions, and requires comparative figures to be restated.

OUR CORPORATE HISTORY AND STRUCTURE

Our Corporate History and Structure

We are a holding company incorporated in the Cayman Islands on October 21, 2005. We conduct substantially all of our business through our operating subsidiary, Beijing Bitauto Internet Information Company Limited, or BBII, and our consolidated SPEs in China. We own 100% of the equity of BBII in China through our wholly-owned subsidiary, Bitauto Hong Kong Limited, which was incorporated in Hong Kong on April 27, 2010.

Beijing C&I Advertising Company Limited, or CIG, which was incorporated in 2002, is one of our SPEs in China and provides digital marketing solutions to automakers. Beijing Bitauto Information Technology Company Limited, or BBIT, is another SPE of ours and was incorporated in 2005. BBIT conducts our bitauto.com business and subsequently expanded to start our ucar.cn business in 2006.

In 2007, we acquired 100% of the ordinary shares of Autoworld Media Company Limited, or Autoworld, a company incorporated in the British Virgin Islands. Autoworld conducts its business operations in China through its subsidiary Autoworld Business Consulting (Shanghai) Co. and its SPE, Shanghai You Shi Advertising Communication Company Limited, which are referred to collectively as the Autoworld Group. The Autoworld Group provides television advertising services to China’s automotive industry.

From 2007 to 2008, we established or obtained control over several SPEs in the PRC that provide automobile advertising services through radio, television, newspapers and magazines. On June 27, 2008, we distributed cash and the net assets of Autoworld Media Company Limited, Autoworld Business Consulting (Shanghai) Co., Limited and Beijing Carsfun Information Technology Limited to our shareholders. The distribution amounted to RMB12,834,548. On September 22, 2009, we sold an SPE that provides print-based automobile advertising services to an SPE of Autoworld.

On May 31, 2010, in order to better align our business with our long-term growth strategy and focus on our core business of providing Internet content and marketing services, we distributed to our shareholders cash and the net assets of the entities formerly in our corporate group that provide advertising services focusing on the traditional media forms such as radio, television, newspapers and magazines.

Due to certain restrictions under PRC law on foreign ownerships of entities engaged in Internet and advertising businesses, we conduct our operations in China through contractual arrangements among BBII, our SPEs in China and the shareholders of these SPEs. As a result of these contractual arrangements, we control our SPEs and have consolidated the financial information of these SPEs and their subsidiaries in our consolidated financial statements in accordance with IFRS. Earnings of these SPEs are transferred to BBII under the contractual arrangements BBII currently has in place with the SPEs. The arrangements include exclusive business cooperation agreements and exclusive option agreements with the SPEs, which entitle BBII to receive a majority of SPEs’ residual returns. The earnings are transferred from BBII to our Hong Kong subsidiary, Bitauto Hong Kong Limited, and subsequently to us through dividends or other forms of distribution. In China, payment of dividends is also subject to certain limitations. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Under current PRC laws, regulations and accounting standards, our PRC subsidiary, BBII, is required to allocate at least 10% of its after-tax profit based PRC accounting standards to its statutory reserves each year until the accumulative amount of those reserves reaches 50% of its registered capital. In addition, BBII, as a foreign-invested enterprise, is required to set aside funds for employee bonus and welfare fund from its after-tax profits each year at percentages determined at its sole discretion. These reserves are not distributable as cash dividends.

For a description of these contractual arrangements, see “— Contractual Arrangements with our PRC SPEs.” For risks associated with these contractual arrangements, see “Risk Factors — Risks Related to Our Corporate Structure”.

The following diagram illustrates our corporate structure as of the date of this prospectus:

(1)	Bin Li and Weihai Qu hold 80% and 20% equity interest in CIG, respectively.

(2)	Bin Li and Weihai Qu hold 80% and 20% equity interest in BBIT, respectively.

(3)	Guang Chen, Jinsong Zhu, Shengde Wang, Rong Xiao, Aiping Xu, Xiaodong Hu, Xiangyu Chen and Jun Xia hold 16%, 16%, 16%, 16%, 16%, 8%, 6% and 6% equity interest in BEAM, respectively.

(4)	Beijing Bitauto Interactive Advertising Company Limited is 75% owned by CIG and 25% owned by BBIT.

(5)	Beijing You Jie Information Company Limited is 80% owned by CIG and 20% owned by BBIT.

(6)	You Jie Wei Ye (Beijing) Culture Media Company Limited is 80% owned by CIG and 20% owned by BBIT.

(7)	Beijing BitOne Technology Company Limited is 80% owned by BBIT and 20% owned by CIG.

Contractual Arrangements with Our PRC SPEs

PRC laws prohibit foreign ownership of entities engaged in Internet and online advertising businesses. Because we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations and our wholly owned PRC subsidiary, BBII, is classified as a foreign-invested enterprise. To comply with PRC laws and regulations, we conduct our operations in China through contractual arrangements among BBII, our SPEs in China and the shareholders of these SPEs. BBIT, CIG and BEAM are our PRC SPEs.

•	BBIT is currently 80% owned by Mr. Bin Li, our chief executive officer, chairman of our board of directors and the controlling shareholder of our parent company, Proudview Limited, and 20% owned by Mr. Weihai Qu, our senior vice president and director and the minority shareholder of Proudview Limited. Both Mr. Bin Li and Mr. Weihai Qu are PRC citizens.

•	CIG is currently 80% owned by Mr. Bin Li and 20% owned by Mr. Weihai Qu.

•	BEAM is currently owned by eight PRC citizens, i.e., 16% by Guang Chen, 16% by Jinsong Zhu, 16% by Shengde Wang, 16% by Rong Xiao, 16% by Aiping Xu, 8% by Xiaodong Hu, 6% by Xiangyu Chen, and 6% by Jun Xia.

Because all the shareholders of BBIT, CIG and BEAM are PRC citizens, these entities are classified as domestic companies under the PRC laws.

Agreements that Provide Us with Effective Control over Our PRC SPEs

Loan Agreements

As part of the contractual arrangements, each shareholder of our PRC SPEs entered into a loan agreement with BBII, pursuant to which BBII provides interest-free loans to each of the shareholders of BBIT, CIG and BEAM. The purpose of the loans is to provide capital and/or registered capital to our PRC SPEs in order to develop their businesses. As of the date of this prospectus, the outstanding loans that BBII granted to each shareholder of our PRC SPEs are summarized in the table below.

SPE	Shareholder of SPE	Amount of Loan (in RMB)	Date of Loan Agreement

BBIT	Bin Li	800,000	March 9, 2006
BBIT	Weihai Qu	200,000	March 9, 2006
BBIT	Bin Li	7,200,000	March 31, 2009
BBIT	Weihai Qu	1,800,000	March 31, 2009
CIG	Bin Li	400,000	March 9, 2006
CIG	Weihai Qu	100,000	March 9, 2006
CIG	Bin Li	7,600,000	March 31, 2009
CIG	Weihai Qu	1,900,000	March 31, 2009
BEAM	Guang Chen	80,000	April 30, 2010
BEAM	Jinsong Zhu	80,000	April 30, 2010
BEAM	Shengde Wang	80,000	April 30, 2010
BEAM	Rong Xiao	80,000	April 30, 2010
BEAM	Aiping Xu	80,000	April 30, 2010
BEAM	Xiaodong Hu	40,000	April 30, 2010
BEAM	Xiangyu Chen	30,000	April 30, 2010
BEAM	Jun Xia	30,000	April 30, 2010

Except for the information set forth in the table above, the major terms of these loan agreements are substantially the same.

•	Each loan has a term of 10 years and may be extended upon mutual written consent of the parties.

•	BBII has sole discretion on the method of repayment and may have a SPE shareholder transfer his/her equity interest in whole to legal or natural persons designated by BBII. If a SPE shareholder transfers his/her equity interest in such SPE to a third party, any proceeds from such transfer shall be used to repay the loan. Each shareholder of our SPEs is required to immediately repay the loans upon the occurrence of certain events, including but not limited to: (i) the SPE shareholder ceases to be a shareholder of the SPE; (ii) any third party files a claim against such shareholder that exceeds a certain amount, which was set to be RMB100,000 for the shareholders of CIG and BBIT and RMB500,000 for the shareholders of BEAM; or (iii) BBII exercises its exclusive option to purchase such shareholder’s equity interest in a SPE pursuant to the Exclusive Option Agreement described below.

•	Each loan agreement contains a number of covenants to restrict the actions that a SPE shareholder may take or cause the SPE to take. For example, a SPE shareholder (i) shall not transfer, sell, mortgage, dispose of, or encumber his/her equity interest in a SPE except in accordance with the Equity Interest Pledge Agreement discussed below, (ii) without BBII’s prior written consent, shall not take actions or omissions that may have a material impact on the assets, business and liabilities of a SPE, (iii) shall cause the shareholders’ meeting and/or the board of directors of a SPE not to approve the merger or consolidation of such SPE with any person, or any acquisition or investment in any person, without BBII’s prior written consent, and (iv) shall appoint any director candidates nominated by BBII.

Irrevocable Power of Attorney

Each shareholder of our PRC SPEs executed an irrevocable power of attorney, appointing BBII or a person designated by BBII as his/her attorney-in-fact to attend shareholders’ meetings of the respective SPE, exercise all the shareholder’s voting rights, including but not limited to the sale, transfer, pledge or disposition of his/her equity interest in each SPE, and designate or appoint legal representatives, directors and officers of the SPEs. Each power of attorney remains valid and irrevocable from the date of execution so long as he/she remains as the shareholder of the respective SPE. These powers of attorneys for each shareholder of our SPEs are substantially the same.

Share Pledge Agreement

On March 31, 2009, BBII entered into Share Pledge Agreements with BBIT and each of BBIT’s shareholders. Pursuant to the Share Pledge Agreements, each shareholder of BBIT agrees to pledge his/her shares in BBIT to secure BBIT’s payment obligations, including payment of consulting and service fees, under the Exclusive Business Cooperation Agreement between BBII and BBIT described below. This agreement amended and replaced the Share Pledge Agreements among BBII, BBIT and BBIT’s shareholders dated March 9, 2006.

On March 31, 2009, BBII entered into Share Pledge Agreements with CIG and each of its shareholders. These agreements have substantially the same terms as the agreements between BBII, BBIT and BBIT’s shareholders described above. These agreements amended and replaced the Share Pledge Agreements between BBII, CIG and CIG’s shareholders dated March 9, 2006.

On April 30, 2010, BBII entered into Share Pledge Agreements with BEAM and each of BEAM’s eight shareholders. Pursuant to the Share Pledge Agreements, each shareholder of BEAM agrees to pledge his/her equity interests in BEAM to secure BEAM’s payment obligations, including payment of consulting and service fees, under the Exclusive Business Cooperation Agreement between BBII and BEAM described below.

The terms of the Share Pledge Agreements are substantially the same. Each pledge of shares or equity interests is effective on the date when it is registered with the local administration for industry and commerce and remains effective until all payments due under the Exclusive Business Cooperation Agreements have been fulfilled by the respective SPE. During the term of a pledge, BBII, the pledgee, may dispose of the pledge if the SPE fails to pay the consulting and services fees under the Exclusive Business Cooperation Agreement. BBII also has the right to collect dividends generated by the shares or equity interests pursuant to these pledge agreements. In addition, each shareholder of our PRC SPEs agreed not to transfer or create any new encumbrance adverse to BBII on his/her equity interest in such SPEs without BBII’s prior written consent. We have registered the pledges of the shares or equity interests in our PRC SPEs with the local administration for industry and commerce.

Agreements that Transfer Economic Benefits from Our PRC SPEs to Our Company

Exclusive Business Cooperation Agreement

On March 9, 2006, BBII entered into an Exclusive Business Cooperation Agreement with BBIT, pursuant to which BBII agreed to provide BBIT, on an exclusive basis, with technical, consulting and other services in relation to BBIT’s e-commence and Internet content business. BBII’s services include, among other things, technical services, network support, business consultations, intellectual property licenses, equipment or property leasing, marketing consultancy, product search and development and system maintenance. In return, BBIT agreed to pay BBII service fees. During the term of this agreement, BBIT agreed not to accept any consultation and/or services provided by any third party without BBII’s prior written consent. The term of this agreement is 10 years and may be extended upon BBII’s prior written consent. BBII determines the extended term and BBIT agreed to unconditionally accept such extended term.

The Exclusive Business Cooperation Agreement dated March 9, 2006 between BBII and CIG and the Exclusive Business Cooperation Agreement dated April 30, 2010 between BBII and BEAM have terms that are substantially the same as those of the Exclusive Business Cooperation Agreement between BBII and BBIT described above.

Exclusive Option Agreements

On March 31, 2009, BBII entered into Exclusive Option Agreements with BBIT and each of BBIT’s shareholders. Pursuant to these agreements, each of BBIT’s shareholders irrevocably granted BBII an exclusive right to purchase, or designate one or more persons to purchase, the equity interests in BBIT then held by such shareholder of BBIT. BBII or its designee may elect to purchase such equity interests at any time, once or at multiple times, in part or in whole at its own sole and absolute discretion to the extent permitted by the PRC laws. Unless an appraisal is required by any applicable PRC laws, the purchase price shall equal the actual capital contribution paid in the registered capital of BBIT by BBIT’s shareholders. As agreed in the Loan Agreements between BBII and BBIT’s shareholders, upon BBII’s exercise of its option to purchase the equity interests in BBIT, BBII may elect to pay for the purchase by canceling the outstanding amount of loans owed by BBIT’s shareholders to BBII. The terms of these agreements are 10 years. The agreements may be renewed for an additional 10 years at BBII’s discretion. These agreements amended and replaced the Exclusive Option Agreements among BBII, CIG and CIG’s shareholders dated March 9, 2006.

On March 31, 2009, BBII entered into Exclusive Option Agreements with CIG and each of CIG’s shareholders, which amended and replaced the previous Exclusive Option Agreement dated March 9, 2006. On April 30, 2010, BBII entered into Exclusive Option Agreements with BEAM and each of BEAM’s shareholders. The terms of these agreements are substantially the same as the Exclusive Option Agreements among BBII, BBIT and each of BBIT’s shareholders described above.

As a result of these contractual arrangements, we control our SPEs and have consolidated the financial information of these SPEs and their subsidiaries into our consolidated financial statements in accordance with IFRS. We have been advised by our PRC counsel, Han Kun Law Offices, that each of such contractual agreements for operating our business in China (including our corporate structure and contractual arrangements with the SPEs) complies with all applicable existing PRC laws, rules and regulations, and does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations.

However, we cannot assure you that the PRC regulatory authorities will not adopt any new regulations to restrict or prohibit foreign investment in Internet and online Internet and advertising businesses through contractual arrangements in the future, or will not determine that our corporate structure and contractual arrangements violate the PRC laws, rules or regulations. See “Risk Factors — Risks Related to Our Corporate Structure — If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with applicable PRC governmental restrictions on foreign investment in Internet content and marketing services, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Risk Factors — Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could limit the protection available to you and us.”

INDUSTRY OVERVIEW

China Economy

China has one of the largest and fastest growing economies in the world. According to the National Bureau of Statistics of China, China’s nominal GDP grew from RMB18.5 trillion to RMB33.5 trillion at a CAGR of 16.0% between 2005 and 2009. Nominal GDP per capita increased at a CAGR of 15.6% from RMB14,053 to RMB25,125 over the same period. Nominal GDP per capita is significantly higher in tier one cities, such as Beijing and Shanghai; nominal GDP per capita in Beijing and Shanghai reached RMB68,788 and RMB78,989 in 2009, respectively. The following table sets forth China’s nominal GDP and nominal GDP per capita for the periods indicated:

	Year Ended December 31,					CAGR
	2005	2006	2007	2008	2009	2005–2009

China nominal GDP (RMB in billions)(1)	18,494	21,631	26,581	31,405	33,535	16.0%
China nominal GDP per capita (RMB)(1)
National	14,053	16,165	19,524	22,698	25,125	15.6%
Beijing	45,444	50,407	58,204	63,029	68,788	10.9%
Shanghai	52,535	58,837	68,024	75,109	78,989	10.7%

Sources: National Bureau of Statistics of China, Beijing Municipal Bureau of Statistics, Shanghai Municipal Bureau of Statistics.

(1) At current market prices

As of the end of 2009, China had a total population of 1.3 billion, of which 46.6% lived in urban areas, according to the National Bureau of Statistics of China. China’s urban population, the cornerstone of Chinese consumer demand, is expected to continue to increase and remain as a key growth driver of the Internet and automotive industries. From 2005 to 2009, per capita disposable income of urban households increased at a CAGR of 13.1% from RMB10,493 to RMB17,175. The following table sets forth the urbanization rate and per capita disposable income of urban households in China for the periods indicated:

	Year Ended December 31,					CAGR
	2005	2006	2007	2008	2009	2005–2009

Urbanization rate (%)	43.0	43.9	44.9	45.7	46.6	NA
Per capita disposable income of urban households (RMB)	10,493	11,759	13,786	15,781	17,175	13.1%

Source: National Bureau of Statistics of China.

Internet Usage in China

The number of Internet users in China has grown rapidly in recent years as the Internet has become a popular and powerful medium for information, communication and commerce in China and globally. According to iResearch, the number of Internet users in China grew from approximately 110 million in 2005 to approximately 384 million in 2009, representing a CAGR of 36.7%. The Internet penetration rate in China has also increased from 8.5% to 28.7% over the same period. The number of Internet users in China is expected to further grow at a CAGR of 14.7% and reach 664 million in 2013. The following table sets forth the number of Internet users in China for the periods indicated:

	Year Ended December 31,									CAGR
	2005	2006	2007	2008	2009	2010E	2011E	2012E	2013E	2005–2009	2009–2013E

Number of Internet users in China (in millions)	110	137	210	298	384	480	555	615	664	36.7%	14.7%

Source: iResearch.

China’s Automobile Market

China is the world’s largest automobile market based on domestic new automobile sales volume in 2009, according to CADA. Driven by the advancement of the economy and the rapid increase in per capita disposable income in China, the Chinese automotive industry has experienced significant growth in recent years. However, despite being the largest automobile market in the world, automobile ownership penetration in China is still significantly lower than that in many developed and developing countries, implying significant room for growth. According to J.D. Power, China’s personal automobile density, defined as the number of passenger vehicles per 1,000 persons of driving age, was 35 in 2009, significantly lower than that of the United States (985), Western Europe (611), Japan (541), Russia (277) and Brazil (142).

China’s automobile market can be divided into new and used automobile markets. In China’s new automobile market, international and domestic automakers supply new automobiles to franchised automobile dealers, which help sell automobiles to consumers and earn commissions. The main source of used automobiles in China is from consumers, who sell their automobiles to used automobile dealers or through other channels, including posting traditional classified ads and through network of friends and relatives. Unlike franchised new automobile dealers, which benefit directly from automakers’ brand and new automobile promotional advertising campaigns, used automobile dealers are mostly independent and smaller in scale, and thus need to rely more significantly on third-party automobile marketing services providers to provide a centralized used automobile information sharing platform, as well as other sales-enhancing marketing services.

China’s New Automobile Market

New automobile sales in China have grown rapidly in recent years, with total sales volume increasing by a CAGR of 24.2% from 5.8 million units in 2005 to 13.8 million units in 2009, according to J.D. Power. New automobile sales volume is expected to further increase at a CAGR of 11.5% to reach 21.3 million units by 2013, according to J.D. Power. The follow chart sets forth the historical and projected sales volume of China’s new automobile market for the periods indicated:

China New Automobile Sales Volume
(Millions of units)

Source: J.D. Power.

China’s Used Automobile Market

Historically, while China’s used automobile market sales volume had increased rapidly at a CAGR of 21.8% from 1.5 million units in 2005 to 3.3 million units in 2009, the used automobile market contributed to only approximately 19.3% of the overall automobile sales volume in 2009, according to used car sales volume figure from CADA and new automobile sales volume figure from J.D. Power. This is still significantly lower than more developed automobile markets, including those in the United States and Japan, where the used automobile markets accounted for 77.3% and 59.3% of the total automobile markets’ sales volume in 2009, according to National

Independent Automobile Dealers Association, or NIADA, and Japan Automobile Manufacturers Association, or JAMA, respectively. The following table sets forth the new and used vehicle breakdown for the countries indicated:

Automobile Sales Volume Breakdown (2009)
(Millions of units)

	New	Percentage	Used	Percentage	Total	Percentage
	Automobiles	of Total	Automobiles	of Total	Automobiles	of Total

China	13.8	80.7%	3.3	19.3%	17.1	100.0%
United States	10.4	22.7%	35.5	77.3%	45.9	100.0%
Japan	4.6	40.7%	6.7	59.3%	11.3	100.0%

Sources: CADA, J.D. Power, NIADA, JAMA.

As China’s automobile market continues to develop and mature, used automobile market sales volume is expected to increase significantly in the future, driven by an overall increase of automobiles in the market, per capita disposable income growth, shorter average automobile holding periods, and ongoing development of used automobile-related services and infrastructure, among other factors. Used automobile sales volume in China is expected to grow at a CAGR of 31.9% from 3.3 million in 2009 to 10.0 million in 2013, and will constitute approximately 31.9% of the overall automobile sales by 2013, according to used car sales volume estimates from CADA and new automobile sales volume estimates from J.D. Power. The following chart sets forth the historical and projected sales volume of China’s used automobile market for the periods indicated:

China Used Automobile Sales Volume
(Millions of units)

Source: CADA.

China’s Automobile Sales Channels

Franchised dealers

Franchised dealers are certified by automakers. The “4S” operating model, offering sales, survey, services and spare parts of a certain automobile brand, has become increasingly popular amongst automobile dealers in China. Franchised dealers usually obtain automobiles directly from automakers, and are required to sell these automobiles under certain price guidelines set by automakers. Franchised dealers also provide a variety of after-sale services, including repair and maintenance. Such dealers are a major sales channel for new cars, and are increasingly becoming an important sales channel for the used automobile market as well. Due to the increase in automakers with certified pre-owned automobile programs and an easing of relevant regulations, an increasing number of new automobile dealers are entering the used car market, enhancing their business coverage.

According to CADA, there were 13,531 automaker-franchised new automobile dealers and 3,059 automaker-franchised used automobile dealers in 2009.

Independent dealers

Independent dealers are not franchise-authorized by automakers. These dealers usually directly import new automobiles or purchase automobiles from franchised dealers to sell in the end market, and consequently, are not subject to the price constraints that may limit franchised dealers and do not provide many of the after-sale services that franchised dealers offer. Many of these dealers are also involved in the used automobile market, and mainly source used automobiles from individual owners. They usually have no obligation to certify used automobiles, and the services they provide are limited compared to those provided by the franchised dealers.

China Automobile Vertical Websites

As China’s automobile market continues to develop and its Internet penetration rate continues to rise, the Internet and automobile vertical websites have become increasingly important as a source of automobile-related information with significant influence on automobile consumers. Automobile consumers are increasingly using the Internet to search for general automobile information, while purchase-minded automobile consumers are increasingly using the Internet to search for pricing and model availability information, among other information, to help in the purchase process. Automobile vertical websites typically provide special search functions that allow prospective buyers to tailor automobile search results based on their preferences. Automobile listings on automotive vertical websites help prospective automobile consumers direct their search toward dealers which offer automobiles that fit their specific criteria and allow them to learn about the automobiles on offer prior to visiting the dealers in person. This filtering process allows prospective buyers to be more efficient with time spent visiting automobile dealers.

According to an iResearch survey on automobile consuming behavior in China conducted in 2010, the Internet has become the primary source for automobile related information that influences the automobile consuming decisions of Internet users, with 75.9% of Internet users referring to the Internet to browse information on China’s automobile market. The number of monthly peak unique visitors to China’s automobile vertical websites increased at a CAGR of 48.2% from 29 million in 2005 to 140 million in 2009. It is expected that the number of monthly peak unique visitors to China’s automobile vertical websites will continue to grow steadily and reach 280 million by 2013, representing a CAGR of 18.9%, according to iResearch.

China Automobile Vertical Website Unique Visitors
(Monthly Peak Unique Visitors in Millions)

Source: iResearch.

For automakers and automobile dealers, these automobile vertical websites are effective for:

Advertising and listing.  Automobile vertical websites provide automakers and automobile dealers with a cost-effective marketing platform to reach a significant base of prospective and purchase-minded consumers drawn to up-to-date automobile model pricing, specifications, reviews and other automobile-related information.

Integrated marketing.  Automobile vertical websites provide a platform for automakers and automobile dealers to promote their brands and new models not only online, but also through active social networking activities and off-line events.

Interaction platform.  Automakers and automobile dealers are able to interact directly with their customers via a web-based browser.

For consumers, these automobile vertical websites provide:

Information services and automobile assessments.  Automobile vertical websites provide the most up-to-date automobile-related information, including pricing, news, reviews, specifications and features, as well as community forums. They also allow consumers to compare and assess different automobile models with up-to-date information that is provided by automakers and automobile dealers.

Offline activities.  Automobile websites help facilitate the organization of offline activities by automobile consumers that share common interests such as test drives.

Online Automotive Marketing in China

With the rapid increase in disposable income, the demand for automobile-related information has also increased significantly in recent years. Automobile consumers are also increasingly seeking automobile-related information on the Internet as it offers comprehensive, easily accessible and searchable content that is updated frequently. Automakers and automobile dealers typically use several forms of media to promote new product offerings. However, as online advertising is a more cost-effective method to advertise and has the potential to reach a more targeted audience as compared to traditional media, the market has observed an increasing adoption of online advertising by market participants in the automotive industry in recent years.

According to iResearch, advertisement placements on the Internet have grown from 3.3% of the total China automotive industry advertising spending in 2005 to 7.4% in 2009; and is expected to grow to 10.9% in 2013. Automakers’ online advertising spending increased at a CAGR of 52.3% from RMB231 million in 2005 to RMB1,244 million in 2009. Over the same period, automobile dealers and related services’ online advertising spending has also exhibited significant growth, increasing from RMB23 million in 2005 to RMB196 million in 2009, representing a CAGR of 70.9%. It is expected that the online advertising spending by automakers and automobile dealers and related service providers will continue to grow steadily and reach RMB3,086 million and RMB720 million by 2013, representing a CAGR of 25.5% and 38.4%, respectively, according to iResearch. The following chart sets forth the online advertising spending of automakers and automobile dealers and related services in China for the periods indicated:

China Automotive Industry Online Advertising Spending
(RMB in Millions)

Source: iResearch.

In addition, unlike more developed and mature online automobile advertising markets, where advertisements are more brand-focused and are thus more cyclical and susceptible to economic downturns, China’s online automobile advertising market is highly fragmented and competitive with a bigger portion of first-time buyers who are less brand loyal and without fixed buying behavior. As such, automobile advertisements in China are comparatively more promotion-focused and are thus more counter-cyclical and resilient.

Given automobile consumers’ increasing dependence on the Internet in the search of automobile-related information, automakers and automobile dealers are also rapidly adopting the Internet for brand marketing and pricing and product information listing to take advantage of the high visitor traffic of automobile vertical websites.

Online Automobile Advertising Agency Market in China

As China automotive industry’s online advertising spending continues to grow, the online automobile advertising agency market has prospered. The total automakers’ online advertising spending in China reached RMB1.2 billion in 2009, according to iResearch.

Services offered by online automobile advertising agencies in China cover all aspects of online advertising, including advertisement placements, online marketing campaigns, digital marketing, website development and operation, online public relations, among other services. As the automotive industry in China continues to develop, automakers and automobile dealers demand increasingly specialized and tailored services from online automobile advertising agencies. This has led to continued consolidation in the industry, and has resulted in the current online automobile advertising agency market being dominated by a few well-established agencies. According to iResearch, the top three advertising agencies placed 77.3%, with our company placing more than 30% of the overall online advertising spending by automakers in China in 2009.

BUSINESS

Overview

We are a leading provider of Internet content and marketing services for China’s fast-growing automotive industry. Our bitauto.com and ucar.cn websites provide consumers with up-to-date new and used automobile pricing information, specifications, reviews and consumer feedback. According to iResearch, our websites were the most visited automotive vertical websites in China for new and used automobile pricing information in the third quarter of 2010. Through our innovative “vertical plus portal” model, we also distribute our dealer customers’ automobile pricing and promotional information through 67 partner websites, including major portals operated by Tencent, Sina, Netease, Yahoo China and Tom Online. As a result, our automotive content had the broadest consumer reach to China’s Internet users in the third quarter of 2010, according to iResearch.

We manage our businesses in three segments, namely, our bitauto.com business, our ucar.cn business and our digital marketing solutions business. Our bitauto.com business provides subscription services to new automobile dealers that enable them to list targeted pricing and promotional information on our bitauto.com website and our partner websites and to interact with consumers through our virtual call center. It also provides advertising services to dealers and automakers on our bitauto.com website. Our ucar.cn business provides listing services to used automobile dealers that enable them to display used automobile inventory information on our ucar.cn website and our partner websites. It also provides advertising services to used automobile dealers and automakers with certified pre-owned automobile programs on our ucar.cn website. Our digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising agent services.

We have established a nationwide dealer customer base in China. Our new automobile dealer subscribers have increased from 981 in 2007 to 2,783 in the first nine months of 2010, and our used automobile listing customers have increased from 265 in the first half of 2009 to 1,094 in the nine months ended September 30, 2010. Furthermore, an increasing number of our dealer customers regularly place advertisements on our bitauto.com and ucar.cn websites. We maintain regular in-person contact with our dealer customers through our extensive nationwide sales and service representative network located in 77 cities across China. We provide our new automobile dealer subscription services through our proprietary Easypass platform and used automobile listing services through our proprietary Transtar platform. Both platforms enable our customers to manage their online marketing efforts in an efficient and cost-effective manner, and use these services as needed without having to make large upfront investments in software, hardware, implementation services and IT staff as they would with traditional software solutions. Our large dealer customer base has enabled us to build a comprehensive automotive database among China’s automotive vertical websites and gives us a significant advantage over our competitors.

In addition, we have a diverse base of automaker customers, to whom we provide advertising services and digital marketing solutions. Of the approximately 80 major automakers in China, consisting of international and Chinese automobile manufacturers and their joint ventures, 55 placed advertisements on our bitauto.com website in the first nine months of 2010. We are the largest Internet advertising agency for automakers in China, placing advertisements representing more than 30% of the overall online advertising spending by automakers in China in 2009, according to iResearch. We believe our customers value our ability to offer a wide range of high-value services and efficient solutions to assist them in reaching a broad group of automobile consumers and influencing their purchase decisions.

Our revenues from continuing operations were RMB127.7 million, RMB239.0 million, RMB293.3 million ($43.8 million) and RMB299.3 million ($44.7 million) in 2007, 2008, 2009 and the nine months ended September 30, 2010. Under IFRS, we had a loss of RMB146.0 million, a profit of RMB84.3 million, a loss of RMB6.0 million ($0.9 million) and a loss of RMB786.9 million ($117.6 million) in 2007, 2008, 2009 and the nine months ended September 30, 2010, respectively, from our continuing operations. The losses were primarily attributable to the significant amounts of the charges recognized under IFRS in connection with the increase in fair value of our preference shares resulting from our improved business outlook. Our non-GAAP profits from continuing operations, defined as (loss)/profit from continuing operations excluding the charges relating to our preference shares and share-based payments, were RMB15.6 million, RMB54.3 million, RMB41.8 million

($6.2 million) and RMB33.4 million ($5.0 million) in 2007, 2008, 2009 and the nine months ended September 30, 2010, respectively. For a reconciliation of our non-GAAP profit from continuing operations to the IFRS (loss)/profit from continuing operations, see footnote (4) on page 9 of this prospectus.

Our Strengths

We believe that the following strengths have contributed to our success and differentiate us from our competitors. In addition, we believe the value we help to create within the automotive industry, especially among automakers, automobile dealers and consumers, further strengthen our competitive position.

Broadest consumer reach

Our bitauto.com and ucar.cn websites were the most visited automotive vertical websites in China for new and used automobile pricing information in the third quarter of 2010, according to iResearch. In the third quarter of 2010, our bitauto.com website had 76.4 million unique visitors, among which 18.5 million sought pricing information, more than 90% higher than that of our closest competitor; our ucar.cn website had 7.1 million unique visitors, more than 21% higher than that of our closest competitor, according to iResearch.

Through our innovative “vertical plus portal” model, our automotive content had the broadest consumer reach to China’s Internet users in the third quarter of 2010, according to iResearch. We distribute our dealer customers’ automobile pricing and promotional information through our bitauto.com and ucar.cn vertical websites, as well as through 67 partner websites, including major portals such as qq.com operated by Tencent, sina.com.cn operated by Sina, 163.com operated by Netease, yahoo.com.cn operated by Yahoo China and tom.com operated by Tom Online. In the third quarter of 2010, the automotive channels of qq.com, sina.com.cn and 163.com had 91.2 million, 49.4 million and 49.3 million unique visitors, respectively.

Comprehensive automotive content and database

We provide comprehensive automotive content and databases. In the first nine months of 2010, we had 1,983,358 listings of new automobile pricing information, 218,379 listings of new automobile promotional information, and 79,136 used automobile listings. Automobile pricing information in our database is updated regularly by dealers through our Easypass and Transtar service platforms and therefore generally reflects the dealers’ latest prices. We also provide other automotive content, such as automobile specifications and features, reviews, customer feedback, automobile-related pictures and video clips. In the first nine months of 2010, our content covered 896 new automobile models, 1,020 used automobile models, and approximately 13,000 automobile dealers’ business and contact information. With our up-to-date and comprehensive automotive content and database, we have been able to attract a large number of automobile consumers to our websites. Given the significant amount of time, resources and nationwide dealer customer base required to develop, maintain and regularly update such a comprehensive database, we believe our content and database represent a significant advantage over our competitors and is the foundation of the success of our dealer subscription, listing and advertising services.

Proprietary online marketing platforms

We provide our new automobile dealer subscription services and used automobile listing services through our user-friendly Easypass and Transtar platforms, respectively, which are specifically tailored to automobile dealers’ online marketing needs. Our Easypass and Transtar customers can access their online accounts to use these services as needed without having to make large upfront investments in software, hardware, implementation services and IT staff as they would with traditional software solutions. Our Easypass and Transtar platforms have been developed and are continually improved by our product development team. We believe our Easypass and Transtar platforms are highly effective marketing tools for automobile dealers, allowing them to focus on their core dealership business.

Nationwide dealer customer base

We have established a nationwide dealer customer base, with 2,783 new automobile dealer subscribers and 1,094 used automobile listing customers in the first nine months of 2010. The number of our new automobile dealer subscribers increased from 981 in 2007 to 1,965 in 2009, representing approximately 14.5% of the total number of manufacturer-franchised new automobile dealers in 2009. Since the introduction of our Transtar used automobile listing service in 2009, the number of our used automobile listing customers increased from 265 in the first half of 2009 to 747 in the second half of 2009, representing approximately 24.4% of the total number of manufacturer-franchised used automobile dealers in China in 2009. We provide localized services to our dealer customers through our extensive nationwide sales and service network, including advertising services, Easypass subscription services and Transtar listing services. We maintain regular in-person contact with our dealer customers through our extensive nationwide sales and service representative network located in 77 cities across China. Our strong commitment to providing customers with high-quality services has helped us rapidly expand our dealer customer base and develop strong customer loyalty among automobile dealers.

Diverse automaker customer base

We have established a diverse automaker customer base by providing high-value advertising services and integrated digital marketing solutions to automakers. The combination of a large number of website visitors and comprehensive automotive content offering has attracted most of China’s major automakers to place advertisements on our bitauto.com and ucar.cn websites. Among the approximately 80 automakers in China with independent sales networks and marketing capabilities and annual sales volume of over 5,000 automobiles, 55 placed advertisements on our bitauto.com website in the first nine months of 2010.

In addition to advertising services, we also provide automaker customers with one-stop digital marketing solutions, including website creation and maintenance, online advertising, marketing campaigns and online public relations. In many cases, we have expanded the scope of our business relationships with our advertising customers over time such that we not only provide them with creation, production and placement of advertisement services but also participate in the formation of their branding and advertising strategies. Our digital marketing solutions business had 10 automaker customers in 2009 and all of these automakers remained as our customers in the first nine months of 2010. In 2009, we placed RMB405.0 million of online automotive advertisements on behalf of our automaker customers, representing over 30% of the overall online advertising spending by automakers in China, according to iResearch.

Seasoned management team with extensive industry knowledge and proven execution capabilities

We have a seasoned management team with strong operational experience and extensive industry expertise. Led by Mr. Bin Li, our founder, our management team combines extensive knowledge of and experience in China’s Internet and automotive industries with a deep understanding of the Chinese market, business environment and regulatory regime. Mr. Bin Li has more than 10 years of experience in China’s Internet industry. Currently, Mr. Li also serves as the vice-chairman of China Automobile Dealers Association. Our president, Mr. Jingning Shao, has more than 10 years of experience in China’s Internet industry. Previously, Mr. Shao led the development of the automotive channel of sina.com.cn and oversaw Sina’s business operation department. Mr. Xuan Zhang, our chief financial officer, has more than 10 years of experience in finance, accounting and management and previously worked for Ernst & Young LLP as well as PricewaterhouseCoopers LLP. Mr. Weihai Qu, our senior vice president, has more than 10 years of combined experience in the automotive and digital marketing industries. Under their leadership, we have cultivated strong relationships with numerous participants in China’s automotive and Internet industries and have successfully launched various product and service offerings to effectively address the needs of our customers. We believe that our seasoned management team has contributed significantly to our past success and will continue to lead our future growth.

Our Strategies

Our goal is to strengthen our position as a leading provider of Internet content and marketing services for China’s automotive industry. We intend to leverage our existing strengths and pursue the following strategies to achieve our goal.

Broaden our service offerings and enhance our service capabilities

We plan to broaden our service offerings and enhance our service capabilities to meet our customers’ evolving needs. For our dealer subscription and listing services, we plan to continue to invest in product development to offer more functionalities, such as dealer management systems, mobile applications which enable our customers to access our new and used automobile database, and customer relationship management solutions. We also plan to improve our Easypass and Transtar customers’ experience by making these platforms even easier to use as well as by providing them with more training and customer support. For our advertising services, we plan to continue to broaden our content offerings on our bitauto.com and ucar.cn websites to increase automobile consumer traffic, enhance our brand recognition, and strengthen our relationships with existing automaker and dealer customers. For our digital marketing solutions services, we plan to expand the scope of our value-added service offerings and seek new automaker customers with high digital marketing needs by continuing to increase our creative design capability, procure advertisement resources at lower cost from media vendors and expand our network of marketing partners.

Capitalize on the fast growing used automobile market

We intend to capitalize on China’s fast growing used automobile market by continuing to invest in our ucar.cn business. Specifically, we plan to increase our used automobile listings and expand the dealer network of our used automobile listing service. We also plan to attract more purchase-minded automobile consumers and increase our traffic by continuing to improve our ucar.cn website. Many automakers in China have started to promote their certified pre-owned automobiles and have been allocating more of their advertising budgets to used automotive vertical websites. We expect the certified pre-owned automobile market to continue to expand, which should lead to more business opportunities for our ucar.cn business. In the long term, we expect to offer subscription services as we continue to expand and enhance our service offering to automobile dealers. In the future, as the Chinese used automobile market continues to develop and mature, we intend to become an online automobile marketplace.

Promote our brand image to increase our consumer and industry influence

We plan to continue to promote our brand image to increase awareness of our bitauto.com and ucar.cn brands among consumers and the automotive industry. In addition to broadening our content offerings, we plan to continue to expand our database and improve the overall experience of visitors to our websites. We plan to further enhance our industry influence by continuing to organize high-profile events such as the annual China Automotive Industry Forum, which we have been organizing since 2008, and to deepen our involvement in industry organizations such as China Automobile Dealers Association. We also plan to continue to actively participate in other key industry events such as annual international automobile exhibitions held in major cities in China in order to reach multiple segments and levels of automotive industry participants.

Expand our customer base and deepen market penetration

We plan to continue to capture growth opportunities along the automobile retail chain and explore new areas of growth by deepening our penetration into our current market and expanding our customer network into new markets. With respect to our dealer customer network, we plan to expand into new geographic areas with market potential and increase selling effort in cities we currently cover. In addition, we plan to continue to attract more automakers to use our services and broaden the scope of our service offerings to existing automaker customers in order to further diversify the customer base of our digital marketing solutions business. We also plan to offer products and services to other market participants in the automotive industry, including providers of automobile-related insurance, financing, services and parts, and maintenance services.

Strengthen and expand our network of partner websites

Based on our success achieved through partnering with other websites, we plan to continue to strengthen our cooperative relationships with our current partners and media vendors while seeking to establish new relationships. For example, we plan to embed our automobile search toolbar powered by our automobile search engine on other websites, including social networking and online retail websites, to route traffic back to our websites. We will continue to explore new forms of cooperation with other websites and expand our network of marketing partners.

Selectively pursue strategic acquisitions and joint ventures

In addition to developing new services and enhancing service capabilities internally, we will evaluate and selectively pursue strategic joint venture and acquisition opportunities to complement our existing services when these opportunities arise. Such opportunities will help us rapidly build new capabilities and broaden our service offerings. We have not identified any potential near-term joint venture or acquisition targets at this time.

Our Services

We manage our business in three segments, namely, our bitauto.com business, our ucar.cn business and our digital marketing solutions business. Our bitauto.com business provides subscription services to new automobile dealers that enable them to list targeted pricing and promotional information on our bitauto.com website and our partner websites and to interact with consumers through our virtual call center. Our bitauto.com business also provides advertising service to dealers and automakers on our bitauto.com website. Our ucar.cn business provides listing services to used automobile dealers that enable them to display targeted used automobile inventory information on our ucar.cn website and our partner websites. Our ucar.cn business also provides advertising services to used automobile dealers and automakers with certified pre-owned automobile programs on our ucar.cn website. Our digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relationship, marketing campaigns and advertising agent services.

Our bitauto.com business

We generate revenues through our bitauto.com website, which partners with other websites, by providing dealer subscription services to new automobile dealers and advertising services to dealers and automakers.

New automobile dealer subscription services

We provide subscription services to new automobile dealers in China to help them effectively market their automobiles to consumers. Our new automobile dealer subscription services are marketed under the “ ” brand, or “Easypass” in English. Easypass is a service platform through which we deliver a package of software applications over the Internet to our new automobile dealer services subscribers that enable them to create their own online showrooms, list pricing and promotional information, place advertisements and manage their inventories. The main service modules on the Easypass platform include Dealer Listing Service, Autosite, Virtual Call Center and Autosense, all of which are made available to our dealer customers by interfacing through our Dealer Assistance System.

•	Dealer Listing Service is a service we provide to Easypass subscribers to help them reach a broad base of purchase-minded consumers. We publish our Easypass subscribers’ new automobile pricing and promotional information on, and link their online showrooms developed using our Autosite services to, our bitauto.com website. To further broaden our Easypass subscribers’ consumer reach, we have entered into arrangements with 67 partner websites to become their exclusive provider of automobile pricing and promotional information. We automatically feed such information to our partner websites from our proprietary new automobile database, which is regularly updated and maintained by our dealer customers. We typically pay a fixed fee to our major partner websites for their advertising space. In the first nine months of 2010, our dealer customers posted approximately 2.0 million listings of new automobile pricing information and 0.2 million listings of new automobile promotional information through our Easypass platform.

•	Autosite is a service that enables our Easypass subscribers to quickly set up their own online showrooms by choosing their preferred website templates that we have pre-designed and uploading their own content, such as pricing, promotional and contact information as well as inventory information. The online showrooms developed using our Autosite services also have interactive features that allow consumers to make online reservations for test drives, place orders online and ask questions and get answers online from our dealer customers. We currently register and maintain independent Internet domain names for Autosite users.

•	Virtual Call Center is a service where we provide a toll-free number to our Easypass dealer for consumer inquiries. Each toll-free number has a virtual voicemail on the Easypass platform. About 3.6 million call minutes were logged in the first nine months of 2010.

•	Autosense is our proprietary advanced advertisement-generating application focusing on automotive content. It is a service that allows our Easypass subscribers to create advertisements with accurate keywords and optimize the effectiveness of such advertisements by displaying them on relevant web pages being viewed by web users in a specific location. For example, when a consumer from a certain city opens a web page that contains information on a particular automobile model, Autosense can analyze the consumer’s Internet protocol address and keywords on such web page and then display advertisements from dealers who are located near that consumer and have the matching or competing automobile model in its inventory. Autosense has been implemented both on our bitauto.com website and approximately 36 of our partner websites.

The service modules described above are made available to our dealer customers by interfacing through our Dealer Assistance System, which integrates all of our service modules on the Easypass platform into a single user-friendly operating environment and allows our Easypass subscribers to seamlessly update pricing, promotional, business, and inventory information, analyze market trends, and track all interactions with consumers. In 2007, 2008, 2009 and the nine months ended September 30, 2010, we had 981, 1,529, 1,965 and 2,783 Easypass subscribers, respectively.

Founded on the success of the services that our Easypass platform provides to individual automobile dealers, we are developing customized Easypass editions for automobile dealer groups and automakers, which we expect will assist them to better manage their dealer networks and coordinate their Internet marketing efforts with their franchised dealers. We expect to launch these editions by the end of 2010.

Our bitauto.com advertising services

We generate advertising revenues from our bitauto.com platform through selling advertisements to automakers and automobile dealers. We provide text-based, banner, video and rich media advertisements on our bitauto.com website. Different from those in text-based and display formats, advertisements in rich media format have extensive possibilities for interactive content, such as video and the ability to click to make a phone call. According to iResearch, approximately 76.4 million unique visitors visited our bitauto.com website during the third quarter of 2010. Because visitors to our websites usually seek specific information on, or related to, automobiles and therefore are more likely to be interested in making automobile purchases, our bitauto.com website has become an ideal destination for brand advertisements of automakers and automobile dealers. We are able to achieve cost-effective and targeted advertising results for our customers through our proprietary technologies, advertising services and placement algorithms that target specific consumer segments. For example, we can display advertisements to consumers located in specific geographic areas based on Internet protocol addresses. We can also display advertisements for particular automobile models or their competing models to consumers based on the content of the web pages they are viewing. Furthermore, we also help our new automobile dealer customers plan and organize promotional events, which we consider as part of our bitauto.com advertising services.

Our ucar.cn business

We generate revenues from our ucar.cn business by providing used automobile listing services to automobile dealers and advertising services to automakers and automobile dealers. Our ucar.cn website allows consumers to quickly and conveniently navigate through a large used automobile inventory in our database to select the ones that match their specific search criteria. If a consumer is interested in a specific used automobile, he or she will be directed to the selling automobile dealer’s dedicated webpage on ucar.cn for contact information and other business information.

Used automobile listing services

Our used automobile listing services are marketed under the “ ” brand, or “Transtar” in English. Similar to our Easypass service platform, Transtar is a service platform through which we provide our service modules specifically developed for the used automobile market to our used automobile dealer customers. Major Transtar service modules include Used Automobile Listing Service, Online Showroom Development and Maintenance, Virtual Call Center and Used Car Management System. Transtar customers may log on to their accounts to access the service modules discussed below.

•	Used Automobile Listing Service is a service we provide to our Transtar subscribers to list used automobiles on our ucar.cn website and our partner websites. We are able to display specific automobile dealer listings to ucar.cn visitors according to geographic area, automaker, model, configuration, mileage, location and usage history. As a result, our Transtar subscribers can reach relevant consumers at a high level of precision, a benefit that is unavailable through traditional media forms, such as radio, television, and newspaper advertising.

•	Online Showroom Development and Maintenance is a service we offer to used automobile dealers or automakers with certified pre-owned automobile programs through our Transtar platform with features similar to the Autosite service module on our Easypass platform.

•	Virtual Call Center is provided to our Transtar subscribers and has features similar to the Virtual Call Center service module provided through our Easypass platform.

•	Used Car Management System is a service we provide to our Transtar subscribers to help manage the used automobile sales process and business operations, including automobile sales, inventory management, and pre- and post-sales customer relationships. It can analyze sales data, such as the number and type of used automobiles sold in a particular period, and consumer interaction data, such as the number of inquiry calls, to automatically generate management reports.

Our ucar.cn advertising services

Similar to our bitauto.com website, we generate advertising revenues from our ucar.cn platform through selling advertisements on our ucar.cn website to used automobile dealers and automakers with certified pre-owned automobile programs, including text-based, banner, video and rich media advertisements. In the third quarter of 2010, iResearch ranked our ucar.cn website as the number one used automobile vertical website in terms of the number of quarterly unique visitors in China, with a third quarter total of 7.1 million, over 21% more than that of our closest competitor. This large base of purchased-minded visitors has attracted most of China’s automakers with certified pre-owned automobile programs as well as a significant number of used automobile dealers to place advertisements on our ucar.cn website.

Digital Marketing Solutions Business

Our digital marketing solutions business, operated through CIG, provides one-stop solutions to meet the digital advertising needs of international and domestic automakers in China. We distinguish ourselves from many of the general advertising agencies with our in-depth knowledge of China’s automotive industry and our ability to offer the following integrated advertising solutions to automakers.

•	Online advertising. We cover all aspects of online advertising. Our in-house creative team works closely with automakers to make strategic plans and produce digital advertisements. We procure media space and display periods from portals and automotive vertical websites, including bitauto.com and ucar.cn. We place advertisements on behalf of our customers on these portals and websites to achieve cost-effective advertising results. We monitor performance indicators such as the number of hits and clicks on online advertisements that we have placed using automatic monitoring tools. We analyze this data to optimize advertisement placing strategies for our automaker customers.

•	Website creation and maintenance. We provide website creation and maintenance services to our automaker customers. Our in-house creative team uses interactive and multimedia technologies to develop official websites for our automaker customers. Our typical automaker customer may have many official websites developed for each of their automobile models, local automobile dealers or special promotional events.

•	Online public relations. We have extensive experience in handling our automaker customers’ daily online media interactions, monitoring online media coverage and developing and implementing strategies in response to crisis.

•	Online marketing campaigns. We conduct cost-effective online marketing campaigns for our customers through performing in-depth market research of the target audience group, identifying the most effective online media, creating and publishing campaign materials on multiple online mediums to help our automaker customers achieve their goals.

We believe our in-depth knowledge of China’s automotive industry and our ability to offer integrated advertising solutions give us a competitive advantage over other advertising services companies and have allowed us to establish a nationwide customer base. In many cases, we have expanded the scope of our business relationships with our advertising clients over time such that we not only create, produce and place advertisements for our clients, but also participate in the formation of their branding and advertising strategies. In 2009, the total automotive online advertisements placed through our digital marketing solutions business represented more than 30% of the overall online advertising spending by automakers in China, according to iResearch. Considering the large volume of online advertisements we place on our media vendors, we believe we are one of the largest advertising partners of many portals in China, including sina.com.cn and sohu.com.

We derive our revenues from the service fees paid by our customers for the digital marketing solutions we provide as well as performance-based rebates from media vendors, which are usually a percentage of the purchase price for qualifying advertising space purchased by our customers. See “Risk Factors — Risks Related to Our Business and Industry — We may not be able to continue to collect performance-based rebates for the advertisements we place on other websites, which is an important source of revenues for us.”

Our Database

Our database is the source of information on our bitauto.com and ucar.cn websites and the automobile pricing, promotional and automobile dealer business information on our partner websites. We believe our automotive content and database are one of the most comprehensive among China’s online automotive marketing companies. Our database not only covers major metropolitan areas but also a broad geographic area across China, which provides the foundation for the success of our dealer subscription services and advertising services as well as for future expansions. Given the significant amount of time, resources and nationwide network of dealer customers required to develop, maintain and regularly update such a comprehensive database, we believe our database represents a significant advantage over our competitors. Our database features (1) content designed for automobile consumers; (2) dealers’ business and contact information; and (3) new automobile pricings and used automobile listings. As of September 30, 2010, our database contained:

•	automobile reviews, customer feedback, automobile-related pictures and video clips of 896 new automobile models;

•	approximately 13,000 new and used automobile dealers’ business and contact information;

•	1,983,358 listings of new automobile pricing information and 218,379 listings of new automobile promotional information;

•	79,136 used automobile listings;

•	specifications and features of 1,020 used automobile models; and

•	more than 1,100,000 pictures, videos and clips.

We collect data from multiple sources. Detailed automobile dealer business information is collected and maintained by our sales and service representatives located in 77 cities across China or by our dealer customers directly. Automobile pricing information is maintained and regularly updated by dealers through our Easypass and Transtar service platforms and generally reflects the dealers’ latest price. Specifications and features of each automobile model are collected by our editing team from automakers and dealers. Most automobile pictures are taken by our own editing team. Industry news is licensed from third-party content providers.

We have developed standardized data collection and quality control procedures to ensure the accuracy, consistency and timeliness of the data entered into our database. All business information of automobile dealers must be verified and approved by authorized personnel. Automobile pricing data is verified against the automakers’ suggested retail prices and market prices at relevant locations; irregular or misleading prices are deleted promptly. We have developed internal cross-checking procedures supplemented by user feedback to further strengthen our quality control over our database. We also license copyrighted materials from trusted third parties.

We have multi-level protection mechanisms to ensure the safety and integrity of our database. We maintain comprehensive information technology manuals that provide for detailed policies and procedures for the protection of our information technology system, including data backup procedures, anti-virus and anti-hacking procedures, procedures for dealing with emergencies and catastrophes, and network and hardware maintenance policies. Our computer servers perform automatic data backup on a regular basis, and continually monitor our database in an effort to detect and prevent unauthorized access while ensuring fast and reliable access by consumers and our automobile customers.

Product Development

Our Internet services are supported and enhanced by a team of more than 200 experienced and dedicated product development employees, including many industry experts with in-depth knowledge of automotive and information technologies and online marketing. We have been able to develop innovative and effective products and services to meet the evolving needs of automobile consumers and our customers. For our websites, we plan to continue to enhance our content production and management systems, including the editing and searching of content. For our Easypass and Transtar service platforms, we plan to add more customer relationship management functionalities while continuing to improve their current service modules. At the end of 2010, we expect to launch customized Easypass editions for dealer groups and automakers, which we expect will assist them to better manage their dealer networks and also better coordinate their Internet marketing efforts with their franchised dealers. In addition, we plan to provide more innovative products for mobile devices, such as developing mobile applications for consumers in order to further extend our consumer reach to mobile device users. We also plan to include our new and used automobile database and useful automobile purchase tools in our mobile device applications.

We spent approximately RMB4.6 million, RMB14.4 million, RMB17.1 million ($2.6 million) and RMB21.0 million ($3.1 million) on product development in 2007, 2008, 2009 and the first nine months of 2010, respectively. These expenditures represented 3.6%, 6.0%, 5.8% and 7.0% of our total revenues from continuing operations in 2007, 2008, 2009 and the nine months ended September 30, 2010.

Sales, Marketing and Customer Support

We employ an experienced sales force in each city to increase market penetration. We provide in-house education and training for our sales force to ensure they provide our current and prospective clients comprehensive information about our automaker and automobile dealer services and digital marketing solutions and convey the advantages of using our bitauto.com and ucar.cn websites as marketing channels. Also, to help our dealer and automaker customers explore the potential synergies between their sales and marketing initiatives, we have started to coordinate their respective selling and branding activities, which in return will improve the efficiency of our Internet marketing solutions and increase our customers’ satisfaction and their loyalty toward our services.

We believe our bitauto.com and ucar.cn brand names are well recognized throughout China’s automotive industry and our relationships with our partner websites are well established within the Internet marketing industry.

We use a variety of marketing programs to reach our current and prospective customers and consumers, including the following:

•	We have been organizing the China Automotive Industry Forum annually since 2008 and have developed it into a significant annual event in China’s automotive industry. The forum featured speakers, such as senior management of automakers and automobile dealer groups, academics and high-level government officials, and has been well attended by many industry participants;

•	We have been organizing training programs through our Bitauto Academy for owners or executives of our dealer customers;

•	We have been publishing bitauto newsletters since 2005, which are distributed to automobile dealers throughout China free of charge and can also be made available upon request. These newsletters feature topics that interest automobile dealers, such as relevant automobile market information and government policies, as well as reports on success stories of automobile dealers and their executives;

•	We place advertisements on other websites and traditional media. For example, we conducted a two-week television advertising campaign on China Central Television at prime time around the Mid-Autumn Festival in 2009 to promote the public’s awareness of our brands; and

•	We regularly participate in automobile exhibitions held in major metropolitan cities, such as Beijing and Shanghai, and have been one of the most popular and most active participants among China’s automotive vertical websites at many exhibits. For example, we rented a large exhibition area in the 2010 Beijing International Automotive Exhibition and sponsored a series of live TV and radio programs during the exhibition in order to achieve better marketing results.

We also provide customer services and training to our dealer customers in order to help them fully utilize the potential of our Easypass and Transtar products and foster customer loyalty.

Customers

Our customers consist primarily of automobile dealers and automakers that use one or more of our services, including Easypass, Transtar, advertising and digital marketing solutions. There are more automobile dealer customers because dealerships tend to be more geographically dispersed and smaller in size as compared to automakers. Our Easypass and Transtar services have a diverse customer base. No single dealer accounts for a material portion of our revenues, while revenues from automaker customers are generally more concentrated due to the relatively small number of automaker customers and the large size of their contracts with us. In 2007, 2008, 2009 and the nine months ended September 30, 2010, revenues from the top three customers in each period accounted for approximately 32.7%, 28.3%, 28.9% and 24.9%, respectively, of our total revenues from continuing operations. In particular, our largest customer, FAW Mazda, accounted for 22.1%, 20.8%, 21.4% and 17.4%, of our total revenues from continuing operations in 2007, 2008, 2009 and the nine months ended September 30, 2010, respectively. FAW Mazda has been our customer since 2005. Our digital marketing solutions business provides services to FAW Mazda pursuant to a framework Internet Marketing Service Agreement, which term starts on January 1 each year and ends on December 31 of the same year. This agreement has been renewed on similar terms and conditions over the past three years and its current term will expire on December 31, 2010. We expect that this agreement will be renewed for 2011 as well. Under this agreement, FAW Mazda agrees not to source Internet marketing services from other companies unless we fail to meet its requirements and are unable to remediate such failure or materially breach this agreement which causes significant losses to FAW Mazda. In return, we agree that our digital marketing solutions business will not provide the same type of services listed in the agreement to four automakers that directly compete with FAW Mazda. In addition, we also generate revenues indirectly from our automaker customers in the form of performance-based rebates. When we place advertisements on behalf of our automaker customers, we usually receive performance-based rebates from media vendors, which equal a percentage of qualifying payments for the advertising space purchased and utilized by our customers.

Customers of each type of services

The following summary illustrates the customers of our Easypass subscription and advertising services, Transtar listing and advertising services and digital marketing solutions. Considering the similarities between the customers of our bitauto.com business and our ucar.cn business, the following summary is not presented according to business segment.

•	Dealer services customers. We have established a large customer base for our dealer services. We had 2,783 Easypass subscribers and 1,094 Transtar customers in the first nine months of 2010. We enter into a service agreement with each Easypass subscriber, the terms of which generally range from several months to one year. The agreement has no renewal provision or provision for Easypass subscribers to terminate the agreement without cause. We also enter into a service agreement with each Transtar customer which has no fixed term and allows our Transtar customer to use our services as needed. Under these service agreements, we have the right to require Easypass or Transtar customers to revise their information to be published through our Easypass or Transtar platforms, respectively, if the information violates applicable laws. Each Easypass or Transtar customer is obligated to ensure the legitimacy, timeliness and accuracy of its listing information and is liable to any consumers who incur losses resulting from the subscriber’s failure to provide such updated and accurate information.

•	Advertising customers. We have a broad base of advertising customers. The combination of a large and purchase-minded visitor base and comprehensive automotive content has attracted most of China’s major automakers to place advertisements on our bitauto.com and ucar.cn websites. Of the approximately 80 automakers in China, consisting of international and Chinese automobile manufacturers and their joint ventures, 55 placed advertisements on our bitauto.com website in the first nine months of 2010. We consider each joint venture between Chinese and international automotive manufacturers as a unique automaker because each joint venture operates independently in China and is kept separate from the joint venture partners. In addition to automobile listings through our Easypass or Transtar platforms, many automobile dealers also place advertisements on our bitauto.com and ucar.cn websites. In the first nine months of 2010, 862 new automobile dealers placed advertisements on our bitauto.com website and 187 used automobile dealers placed advertisements on our ucar.cn website.

•	Digital marketing solutions customers. Our digital marketing solutions customers include many well-known automakers in China. We enter into Internet marketing service agreements with these automakers, the terms of which are generally one year though some automakers have been our customers for many years, even in the absence of a multi-year agreement. In 2009, our digital marketing solutions business had 10 automaker customers, all of which remained our customers in 2010. As of September 30, 2010, the number of our automaker customers increased to 12. On behalf of these automaker customers, we placed RMB405.0 million of online automotive advertisements in 2009, which represented more than 30% of the RMB1.2 billion overall online advertising spending by automakers in China, according to iResearch.

Customers of each business segment

Our bitauto.com business

The following table sets forth our customer base in terms of number of customers in each period for our bitauto.com business:

				For the
				Nine Months Ended
	For the Years Ended December 31,			September 30,
	2007	2008	2009	2010

Number of Easypass subscribers	981	1,529	1,965	2,783
Number of advertising dealer customers	325	551	640	862
Number of advertising automaker customers	37	44	51	55

Our ucar.cn business

Due to the limited operating history of our ucar.cn business, the following table sets forth the customer base of our ucar.cn business from the first half of 2009 to the first nine months of 2010 in terms of the number of Transtar customers and the number of advertising customers:

				For the
	For the Six Months Ended			Nine Months Ended
	June 30	December 31	June 30	September 30,
	2009	2009	2010	2010

Number of Transtar customers	265	747	901	1,094
Number of advertising customers	34	80	159	187

Our digital marketing solutions business

The following table sets forth our customer base in terms of number of automaker customers and the number of recurring automaker customers for our digital marketing solutions business for the periods indicated:

				For the
				Nine Months Ended
	For the Years Ended December 31,			September 30,
	2007	2008	2009	2010

Number of automaker customers	9	10	10	12
Number of recurring automaker customers	9	9	10	10

Competition

We face competition in each line of our services:

•	Our bitauto.com business faces competition from many market participants. With respect to our new automobile advertising services, we face competition from China’s automotive vertical websites, such as pcauto.com.cn and autohome.com.cn, as well as the automotive channels of major portals and traditional forms of media. Competition with other websites is primarily centered on website traffic and brand recognition among general Internet users, spending by automakers and automobile dealers, and customer retention and acquisition. With respect to our new automobile dealer subscription services, we also face competitions from pcauto.com.cn and autohome.com.cn in terms of automobile inventory, timeliness and accuracy of automobile pricing information and website traffic.

•	Our ucar.cn business faces competition from other used automobile websites, such as 51auto.com and hx2car.com, as well as other websites and media that publish used automobile information in China. The parameters of competition are similar to those of our bitauto.com business, except that the competition for our ucar.cn business is more focused on the size of used automobile inventory and market penetration among used automobile dealers.

•	Our digital marketing solutions business faces competition from other Internet marketing service providers in China. We face competition from the digital marketing business of well-established international advertising agencies such as Dentsu and WPP as well as local agencies that specialize in providing online marketing services, including AllYes Online Media, Hylink Advertising and Beijing Catch Stone Advertising. In the automotive industry, we not only compete for customers, but also compete in terms of advertisement design, relationships with media vendors, and the quality, breadth, pricing and effectiveness of services.

We believe we are well-positioned in each business line to compete with our competitors for market shares and revenues with our products and services specifically tailored to the particular market in which we compete. However, we cannot assure you that we can compete successfully against current or future competitors, many of which have substantially more resources than we do. Nor can we assure you that competitive pressures faced by us will not result in increased marketing costs or otherwise materially and adversely affect our business, results of operations and financial position. See “Risk Factors — Risks Related to Our Business and Industry — We are

facing increased competition, and if we cannot compete effectively, our financial condition and results of operations may be harmed.”

Employees and Training

We had 605, 825 and 1,109 employees as of December 31, 2007, 2008 and 2009, respectively. As of September 30, 2010, we had 1,204 employees. The following table sets forth the number and percentage of our employees by functional area as of September 30, 2010:

	Number of	% of
Functional Area	Employees	Total

Sales, marketing and customer support	614	51.0
Editorial and creative	283	23.5
Product development	205	17.0
General and administrative	102	8.5

Total	1,204	100.0

We invest significant resources in the recruitment, retention, training and development of our employees. Through a combination of short-term performance evaluations and long-term incentive arrangements, we have built a competent, loyal and highly motivated workforce. We believe that our relationships with our employees are good, and we have not experienced any work stoppages due to labor disputes.

Intellectual Property

The “ ” and “ ” trademarks, or “Easypass” and “Transtar”, respectively, in English, the bitauto.com and ucar.cn domain names, our proprietary automotive content and database and our other intellectual property contribute to our competitive advantage among Internet automotive content and marketing service providers in China. To protect our brand and other intellectual property, we rely on a combination of trademark, trade secret and copyright laws in China as well as imposing procedural and contractual confidentiality and invention assignment obligations on our employees, contractors and others. In 2009, we registered our “BitAuto” trademark under the Madrid Protocol of the World Intellectual Property Organization, extending the trademark protection afforded to such trademark in China to all member states of the Madrid Protocol system. We currently hold 166 registered trademarks, 197 pending trademark applications and 11 computer software copyrights in China. We have registered 1,571 domain names for our company and our customers, including our main website domain names www.bitauto.com and www.ucar.cn.

Facilities

Our headquarters are located in Beijing, China, where we lease office spaces in two adjacent office buildings with a combined area of approximately 5,016 square meters. We enter separate leases for individual floors, group of rooms or individual rooms in these buildings. Our leases in Beijing generally have terms from one to five years and may be renewed upon expiration of the lease terms. We generally make rental payment monthly. In addition, we lease office space in 47 cities across China for our subsidiaries and branch offices.

Legal Proceedings

We may from time to time be subject to various legal or administrative proceedings, either as plaintiff or defendant, arising in the ordinary course of our business. We are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim that, in the view of our management, is likely to materially and adversely affect our business, financial position or results of operations.

REGULATION

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us. As the Internet information services and advertisement service are at an early stage of development in China, new laws and regulations may be adopted from time to time that will require us to obtain additional licenses and permits in addition to those that we currently have, and address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future Chinese laws and regulations applicable to the Internet content service and advertisement service. See “Risk Factors — Risks Related to Doing Business in China.”

Regulations on Value-added Telecommunications Business

Our Internet content services are regarded as telecommunications services, which are primarily regulated by the Ministry of Industry and Information Technology. Under the Telecommunications Regulations of the PRC, telecommunications businesses are divided into two categories, namely (i) the “basic telecommunications business,” which refers to the business of providing public network infrastructure, public data transmission and basic voice communications services, and (ii) “value-added telecommunications business,” which refers to the telecommunications and information services provided through the public network infrastructure. Internet data processing service business is listed under the first category of the value-added telecommunications business.

Regulations on Internet Information Services

BBIT operates the websites www.bitauto.com, www.bitcar.com, www.baa.com.cn, www.ucar.cn, www.ucar.com.cn, www.cheyisou.com and www.autolist.com.cn to provide Internet information services for China’s automotive industry. Internet information services in China are primarily regulated by the Ministry of Industry and Information Technology. Pursuant to the applicable PRC regulations, to engage in commercial Internet information services, the service providers shall obtain a Telecommunication and Information Service Business Operating License, or an “ICP License.” BBIT obtained its ICP License issued by Beijing Telecommunications Administration Department, effective until February 28, 2011, which permits BBIT to carry out commercial Internet information services using the above-mentioned domain names. CIG provides maintenance services to www.dyk-club.com.cn, www.myfordfocus.cn and www.yumazu.com.cn. CIG obtained its ICP License issued by Beijing Telecommunications Administration Department, effective until March 23, 2015.

The PRC government regulates and restricts Internet content in China to protect state security and ensure the legality of the Internet content. Internet content providers and Internet publishers are prohibited from posting or displaying over the Internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide Internet content services and the closure of the concerned websites. In addition, the Ministry of Industry and Information Technology has published regulations that subject website operators to potential liability for content displayed on their websites and the actions of users and others using their systems, including liability for violations of PRC laws and regulations prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local Internet service provider to block any Internet website at its sole discretion. From time to time, the Ministry of Public Security has stopped the dissemination over the Internet of information which it believes to be socially destabilizing. The Ministry of Public Security has supervision and inspection rights in this regard. The National People’s Congress has enacted legislation that may subject to criminal punishment in China any person who: (1) gains improper entry into a computer or system of strategic importance; (2) disseminates politically disruptive information; (3) leaks state secrets; (4) spreads false commercial information; or (5) infringes intellectual property rights.

Laws and regulations that apply to communications and commerce conducted over the Internet are becoming more prevalent in China, and may impose additional burdens on companies conducting business online or providing Internet-related services such as us. Increased regulation could negatively affect our business directly, as well as the businesses of our customers, which could reduce their demand for our services.

Regulations on online Cultural Services

The Ministry of Culture promulgated the Internet Culture Provisions in May 2003. The Internet Culture Provisions apply to all ICP holders that carry out Internet cultural activities which involve the production and dissemination of cultural products via the Internet. “Internet cultural activities” are defined as an act of provision of Internet cultural products and related services, which includes: (i) production, duplication, importation, wholesale, retail, leases, and broadcasting of the Internet cultural products; (ii) online dissemination whereby cultural products are posted on the Internet or transmitted via Internet to client ends, such as computers, fixed line telephones, mobiles, radios, television sets, games machines, for online users’ browsing, reading, appreciation, use or downloading; and (iii) exhibition and competition of the Internet cultural products. In addition, “Internet cultural products” include online audio-video products, online games products, online performance programs, and online work of arts and animations. All entities engaging in commercial Internet cultural activities must be approved by the Ministry of Culture. Currently, BBIT obtained an internet culture operating license from the Ministry of Culture to provide Internet cultural services.

Regulations on Internet Publishing

The General Administration of Press and Publication and the Ministry of Industry and Information Technology jointly issued the Interim Provisions for the Administration of Internet Publishing, or the Internet Publishing Regulations, which became effective on August 1, 2002. The Internet Publishing Regulations authorize the General Administration of Press and Publication, or GAPP, to grant approval to all entities that engage in Internet publishing. Pursuant to the Internet Publishing Regulations, the term “Internet publishing” shall mean the act of online spreading of articles, whereby the Internet information service providers select, edit and process works created by themselves or others and subsequently post such works on the Internet or transmit such works to the users’ end via Internet for the public to browse, read, use or download.

As an Internet content provider, BBIT releases articles to the Internet users on its websites. According to the above regulations, such acts may be deemed Internet publishing. We and our PRC counsel have consulted the local press and publication administration authority and have been informed that BBIT is a private enterprise and the websites it owns do not have extensive influence on the industry like Sina, therefore it is unlikely that such approval will be issued for BBIT’s publishing activities by GAPP. As a result, BBIT has not applied for such Internet publishing approval. However, in the event that such activities are deemed to be “Internet publishing” that require governmental approval in the future, we will be required to obtain approval from the GAPP. If we are deemed to be in breach of relevant Internet publishing regulations, the PRC regulatory authorities may seize the related equipment and servers used primarily for such activities and any revenues generated from such activities would also be confiscated. In addition, relevant PRC authorities may also impose a fine of five to ten times of any revenues exceeding RMB10,000 or a fine of not more than RMB50,000 if such related revenues are below RMB10,000.

Regulations on Internet News Releasing Service

In September 2005, the State Council Information Office and the Ministry of Industry and Information Technology jointly issued the Provisions for the Administration of Internet News Information Services, or Internet News Provision. Internet news information services shall include the publishing of news via Internet, provision of electronic bulletin services on current and political events, and transmission of information on current and political events to the public. Under the Internet News Provision, the Internet news service providers shall also include entities that are not established by news press but reproduce Internet news from other sources, provide electronic bulletin services on current and political events, and transmit such information to the public. The Information Office of the State Council shall be in charge of the supervision and administration of the Internet news information services throughout China. The counterparts of the Information Office of the State Council at the provincial level shall take charge of the supervision and administration of the Internet news information services within their own jurisdiction.

As an Internet content provider, we release information related the automotive industry to Internet users. In the event that such activities are deemed to be Internet news releasing services, we will be required to obtain a Internet news releasing service license. However, we and our PRC counsel have consulted the relevant government authorities and have been informed that according to our service scale, we would not be required to obtain the Internet news releasing license because we only post industry-related news produced by others and we do ourselves not edit or compose such news. On our websites, we clearly indicate our news sources. However, if any of the Internet news posted on our website is deemed by the government to be political in nature, relate to macro economics, or otherwise require such license based on the sole discretion of the government authority, we would need to apply for such license. If we are deemed to be in breach of the Internet News Provision or other relevant Internet news releasing regulations, the PRC regulatory authorities may suspend the illegal activities and impose a fine exceeding RMB10,000 but not more than RMB30,000. In serious cases, the PRC regulatory authorities may even suspend the Internet service or Internet access.

Regulations on Internet Audio-Video Programs and Radio and Television Program Production

The State Administration of Radio, Film and Television and the Ministry of Industry and Information Technology jointly issued the Administrative Measures Regarding Internet Audio-Video Program Services, or the Internet Audio-Video Program Measures, which became effective on January 31, 2008. The Internet Audio-Video Program Measures stipulate, among other things, that any entity that engages in the production, editing, integration, and provision to the public through the Internet, of audio-video programs, and the provision of audio-video program uploading and transmission services, shall apply for an internet audio-video program operating license. To apply for the internet audio-video program operating license, the applicant shall be an entity wholly owned or controlled by state-owned enterprises, have sound technical measures for security protection, and meet other conditions set forth in the Internet Audio-Video Program Measures. However, according to the application procedures announced by the State Administration of Radio, Film and Television, non-State controlled websites which were established before promulgation of the Internet Audio-Video Program Measures and which are in compliance of the relevant PRC law may be granted with the license. BBIT has obtained an internet audio-video program operating license.

In addition to the internet audio-video program operating license, the internet audio-video program measures require that entities providing self-shot network play (film) services, online audio-video programs on hosting shows, interview shows and news reports and shall also obtain an operating license for the production of radio and television program. Further, the State Administration of Radio, Film and Television issued the Administrative Regulations on the Production and Operation of Radio and Television Programs, effective as of August 20, 2004, which regulates, among other things, the production of special topic programs, special column programs, variety shows, automations, radio programs and television programs. An operating license for the production of radio and television program is required for an entity that engages in the production and operation of the above mentioned programs. Foreign investments in film and television program production companies are prohibited. Foreign investments in film and television program production projects are restricted and may only take the form of Sino-foreign cooperation. During our business operation, we also edit video clips and broadcast them online. Such activities may be deemed to be “Internet movie producing.” BBIT has obtained an operating license for the production of radio and television program.

Regulations on Internet Mapping Services

Pursuant to the PRC regulations applicable to Internet mapping services issued by the State Bureau of Surveying and Mapping, maps called and transmitted through wireless Internet belong to Internet maps. To provide Internet mapping services, the provider shall apply for a Surveying and Mapping Qualification Certificate for Internet mapping with the competent surveying and mapping bureau. The PRC regulations also provide for certain conditions and requirements for issuing the Surveying and Mapping Qualification Certificate, such as the minimum amount of registered capital, the number of technical personnel and map security verification personnel, security facilities, and ISO9000 certification or approval from relevant provincial or municipal government. BBIT currently provides online traffic information inquiry services as well as Internet map marking and inquiry services that allow users to locate automobile dealers. BBIT plans to expand its business in the future to include electronic mapping services that allow users to search driving routes and tourist spots. We are now applying for a Surveying and Mapping Qualification Certificate for Internet mapping.

Regulations on Foreign Investment in Telecommunications Enterprises

The PRC government imposes limitations on foreign ownership of PRC companies that engage in telecommunications-related business. Under the Administrative Rules for Foreign Investments in Telecommunications Enterprises, a foreign investor is currently prohibited from owning more than 50% of the equity interest in a PRC subsidiary that engages value-added telecommunications business.

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, among others, requires a foreign investor to set up a foreign-invested enterprise and obtain an operating permit in order to carry out any value-added telecommunications business in China. Under this circular, a domestic value-added telecommunications service operator that holds a VAT license is prohibited from leasing, transferring or selling such license to foreign investors, and from providing any assistance in the form of resources, sites or facilities to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business of domestic operators must be owned by such domestic operators or their shareholders. The circular further requires each VAT license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its VAT license. In addition, all value-added telecommunications service operators are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Due to a lack of interpretations from the regulator, it remains unclear what impact this circular would have on us.

We conduct our businesses in China primarily through three sets of contractual arrangements. BBII has contractual arrangements with BBIT, CIG and BEAM and their respective shareholders. BBIT holds a Regional VAT license to conduct Internet information services in Beijing and currently owns, or otherwise has the legal right to use, all the domain names in connection with our business covered by its VAT license. BBII is in the process of transferring the trademarks used on BBIT’s websites to BBIT, which holds the ICP license for our Internet information services. CIG holds a Regional VAT license that allows it to provide website creation and maintenance services in Beijing. CIG generally owns the necessary domain names of the websites that CIG creates for, or maintains on behalf of, our customers, but CIG does not directly own all the trademarks used on its websites. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities may not take a view that the contractual arrangements by and among BBII, BBIT, CIG, BEAM and their respective shareholders are in violation of the PRC laws and regulations. If the PRC government finds that the contractual arrangements that establish the structure for operating our business do not comply with PRC law and regulations restricting foreign investment in the telecommunications business, we could be subject to severe penalties.

In addition, the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-Added Telecommunications Business provides that domestic telecommunication companies that intend to be listed overseas must obtain the approval from the Ministry of Industry and Information Technology for such overseas listing. Up to the date of this prospectus, the Ministry of Industry and Information Technology has not issued any definitive rule concerning whether offerings like ours would be deemed an indirect overseas listing of our PRC affiliates that engage in telecommunications business. Based on our oral consultation with certain officials of the Ministry of Industry and Information Technology, in practice, our offering should not be deemed an overseas listing of a domestic company. If the Ministry of Industry and Information Technology subsequently requires that we obtain its approval, it may create uncertainties for this offering and have a material adverse effect on the trading price of our ADSs.

Regulation of Advertising Content

The PRC government regulates the content of advertisements though Advertisement Law promulgated in October 27, 1994 and other similar laws and regulations in China. PRC laws and regulations prohibit, among other things, false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisements for anesthetic, psychotropic, toxic or radioactive drugs are not permitted. Advertisements for tobacco may not be broadcast on television. Restrictions also exist regarding the advertisement of patented products and processes, pharmaceuticals, medical instruments, agrochemicals, foodstuff, alcohol and cosmetics. All advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals, along with any other advertisements which are subject to censorship by administrative authorities according to relevant laws and administrative regulations, must be submitted to the relevant administrative authorities for content approval prior to dissemination.

Advertisers, advertising agencies and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute is true and accurate and in full compliance with applicable law. In providing advertising services, advertising operators and advertising distributors must review the specified supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws, rules and regulations. Prior to distributing advertisements for items that are subject to government censorship and approval, advertising distributors must confirm that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the State Administration for Industry and Commerce, or SAIC, or its local branches may revoke violators’ licenses or permits for their advertising business operations. Additionally, advertisers, advertising agencies or advertising distributors may be subject to civil liability if they infringe on the legal rights and interests of third parties in the course of their advertising business.

Pursuant to the local regulations issued by Beijing Administration for Industry and Commerce, or Beijing AIC, concerning online advertising, Beijing AIC shall be the government authority in charge of the administration of online advertising activities in Beijing. An Internet information service provider that engages in the design, production and distribution of online advertisements shall file with the Beijing AIC for the record, and include such activities in its business license.

Limitations on Foreign Ownership in the Advertising Industry

The main regulations governing foreign ownership in the PRC advertising industry include:

•	The Catalogue for Guiding Foreign Investment in Industry (as amended in 2007);

•	The Measures on Administration for Foreign-invested Advertising Enterprises (as amended in 2008); and

•	The Notice Regarding Investment in the Advertising Enterprises by Foreign Investors through Equity Acquisitions (2006).

The above regulations require that a foreign entity may invest directly in the PRC advertising industry only if it has at least two years of direct operations in the advertising industry outside of China. Since December 10, 2005, foreign investors have been permitted to directly own a 100% interest in advertising companies in China, but such foreign investors are required to be a company with advertising as its main business and to have at least three years of operations outside of China. PRC laws and regulations do not permit the transfer of any approvals, licenses or permits, including business licenses containing a scope of business that permits engaging in the advertising business.

The establishment of a foreign-invested advertising enterprise, by means of either a new establishment or equity acquisition of an existing domestic advertising company, is subject to examination by the SAIC or its branch at the provincial level and the issuance of an Opinion on the Examination and Approval of the Foreign-invested Advertising Enterprise Project. Upon obtaining such Opinion from the SAIC or its relevant branch, an approval from the Ministry of Commerce or its competent local counterparts is required before a foreign-invested advertising enterprise may apply for its business license. In addition, if a foreign-invested advertising enterprise intends to set up any branch, it must meet the requirements that (i) its registered capital has been fully subscribed and contributed and (ii) its annual advertising sales revenues are not less than RMB20 million.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents.

The Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents to Engage in Overseas Financing and Round Trip Investment via Overseas Special Purpose Vehicles, or Circular 75, issued by the State Administration of Foreign Exchange and effective on November 1, 2005, regulates the foreign exchange matters in relation to the use of a “special purpose vehicle” by PRC residents to seek offshore equity financing and conduct “round trip investment” in China. Under Circular 75, a “special purpose vehicle” refers to an offshore entity established or controlled, directly or indirectly, by PRC residents (natural persons or legal entities) for the purpose of seeking offshore equity financing using assets or interests owned by such PRC residents in onshore companies, while “round trip investment” refers to the direct investment in China by the PRC residents through the “special purpose vehicles,” including, without limitation, establishing foreign-invested enterprises and using such foreign-invested enterprises to purchase or control onshore assets through contractual arrangements. Circular 75 requires that, before establishing or controlling a “special purpose vehicle,” PRC residents are required to complete foreign exchange registration with the local offices of the State Administration of Foreign Exchange for their overseas investments.

Circular 75 applies retroactively. PRC residents who have established or acquired control of the “special purpose vehicles” which have completed “round-trip investment” before the implementation of the Circular 75 shall register their ownership interests or control in such “special purpose vehicles” with the local offices of the State Administration of Foreign Exchange before March 31, 2006. An amendment to the registration is required if there is a material change in the “special purpose vehicle,” such as increase or reduction of share capital and transfer of shares. Failure to comply with the registration procedures set forth in Circular 75 may result in restrictions on the foreign exchange activities of the relevant foreign-invested enterprises, including the payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate and the capital inflow from the offshore parent, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

A notice issued by State Administration of Foreign Exchange on May 29, 2007, or Circular 106, provides more detailed provisions and requirements regarding the foreign exchange registration under Circular 75. Under Circular 106, the PRC subsidiary of an offshore special purpose vehicle is required to coordinate and supervise the filing of foreign exchange registrations by the offshore holding company’s shareholders who are PRC residents in a timely manner. Furthermore, individuals who do not have domestic legal status in the PRC but reside in the PRC habitually for the purpose of economic interests are also subject to the foreign exchange registration procedure regardless whether he or she has a PRC statutory identification certificate such procedure includes (i) individuals who have domestic permanent residence and leave their domestic permanent residence temporarily for reasons including overseas travel, study, medical treatment, work, or the requirements of overseas residence, etc.; (ii) individuals who hold domestic-funded rights and interests in domestic enterprises; or (iii) individuals who hold domestic-funded rights and interests in domestic enterprises which were converted into foreign-funded rights and interests with the same individual holding the aforementioned rights and interests.

We conduct businesses in China primarily through contractual arrangements with BBIT, CIG and BEAM and their respective shareholders. The shareholders of both BBIT and CIG are Bin Li and Weihai Qu. The shareholders of BEAM are Guang Chen, Jinsong Zhu, Shengde Wang, Rong Xiao, Aiping Xu, Xiaodong Hu, Xiangyu Chen and Jun Xia. Prior to this offering, all ultimate shareholders of our company who are PRC residents have filed or updated their foreign exchange registrations with the Beijing Office of the State Administration of Foreign Exchange with respect to their direct or indirect holding of shares in our company. After this offering, all of our ultimate shareholders who are PRC residents are also required to amend the foreign exchange registration again in accordance with Circular 75. However, we cannot assure you that all of them can successfully amend their foreign exchange registrations with SAFE in full compliance with Circular 75 after this offering. Failure or inability of our PRC resident shareholders to comply with the registration requirements set forth in Circular 75 may subject these PRC resident shareholders to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary, limit the ability of our PRC subsidiary to distribute dividends to us, make other distributions or otherwise adversely affect our business.

Regulations on Employee Stock Options Granted by Listed Companies

The Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Ownership Plan or Stock Option Plan of Offshore Listed Companies, or Circular 78, regulate the foreign exchange matters associated with the employee stock option plans granted to PRC individuals by companies whose shares are listed on overseas stock exchanges. Domestic individuals who are granted shares or share options by companies listed on overseas stock exchanges based on the employee share option or share incentive plan are required to register with the State Administration of Foreign Exchange or its local counterparts. Pursuant to Circular 78, PRC individuals participating in the employee stock option plans of the overseas listed companies shall entrust their employers, including the overseas listed companies and the subsidiaries or branch offices of such offshore listed companies in China, or engage domestic agents to handle various foreign exchange matters associated with their employee stock options plans. The domestic agents or the employers shall, on behalf of the domestic individuals who have the right to exercise the employee stock options, apply annually to the State Administration of Foreign Exchange or its local offices for a quota for the conversion and/or payment of foreign currencies in connection with the domestic individuals’ exercise of the employee stock options. No PRC individual is allowed under the Circular 78 to use foreign currency held offshore in connection with the option award. The foreign exchange proceeds received by the domestic individuals from sale of shares under the stock option plans granted by the overseas listed companies must be remitted into the bank accounts in China opened by their employers or PRC agents.

In 2006 and 2010, our board of directors adopted the 2006 Plan and the 2010 Plan, respectively, pursuant to which, we may issue employee stock options our qualified employees and directors on a regular basis. In the application documents we filed with the Beijing office of the State Administration of Foreign Exchange in connection with the registration of the overseas investment in the Company by our PRC resident shareholders, it is indicated that 8.35% of the share capital of the Company are reserved for the employee stock options and service incentive shares. As of the date of this prospectus, we have granted employee stock options and incentive shares within the scope noted in the application documents which were filed with the Beijing office of the State Administration of Foreign Exchange. After this offering, we plan to advise our employees and directors participating in the Stock Incentive Plan to handle foreign exchange matters in accordance with Circular 78. However, we cannot assure you that our PRC individual beneficiary owners and the stock options holders can successfully register with the State Administration of Foreign Exchange in full compliance with Circular 78. The failure of our PRC individual beneficiary owners and the stock options holders to complete their registration pursuant to Circular 78 and other foreign exchange requirements may subject these PRC individuals to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us or otherwise materially adversely affect our business.

Further, a notice concerning the individual income tax on earnings from employee stock options, jointly issued by the Ministry of Finance and the State Administration of Taxation, and its implementing rules provide that domestic companies that implement employee share option programs shall (1) file the employee share option plans and other relevant documents to the local tax authorities having jurisdiction over them before implementing such employee share option plans; (2) file share option exercise notices and other relevant documents to the local tax authorities having jurisdiction over them before exercise by the employees of the share options, and clarify whether the shares issuable under the employee share options mentioned in the notice are the shares of publicly listed companies, and (3) withhold taxes from the PRC employees in connection with the PRC individual income tax.

SPV Regulation and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including China Securities Regulatory Commission, or the CSRC, promulgated a regulation entitled Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the SPV Regulation, which took effect on September 8, 2006. The SPV Regulation purports to require an offshore “special purpose vehicle” to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange, and under the SPV Regulation, “special purpose vehicle” is defined as an offshore company directly or indirectly controlled by PRC domestic companies or individuals for the purposes of listing the equity interests in PRC companies on overseas stock exchanges. On September 21, 2006, the CSRC published on its official website the procedures regarding its approval of overseas listings by special purpose vehicles. The approval procedures require the filing of a number of documents and would take several months. However, it remains unclear whether the SPV Regulation and the requirement of the CSRC approval apply. Up to the date of this prospectus, the CSRC has not issued any rules or written interpretation clarifying whether offerings like ours under this prospectus are subject to this new procedure.

Employment Laws

We are subject to laws and regulations governing our relationship with our employees, including wage and hour requirements, working and safety conditions, and social insurance, housing funds and other welfare. The compliance with these laws and regulations may require substantial resources.

China’s National Labor Law, which became effective on January 1, 1995, and China’s National Labor Contract Law, which became effective on January 1, 2008, permit workers in both state “-owned” and private enterprises in China to bargain collectively. The National Labor Law and the National Labor Contract Law provide for collective contracts to be developed through collaboration between the labor union (or worker representatives in the absence of a union) and management that specify such matters as working conditions, wage scales, and hours of work. The laws also permit workers and employers in all types of enterprises to sign individual contracts, which are to be drawn up in accordance with the collective contract. The National Labor Contract Law has enhanced rights for the nation’s workers, including permitting open-ended labor contracts and severance payments. The legislation requires employers to provide written contracts to their workers, restricts the use of temporary labor and makes it harder for employers to lay off employees. It also requires that employees with fixed-term contracts be entitled to an indefinite-term contract after a fixed-term contract is renewed twice or the employee has worked for the employer for a consecutive ten-year period.

Regulations on Foreign Currency Exchange

Pursuant to applicable PRC regulations on foreign currency exchange, Renminbi is freely convertible only to the extent of current account items, such as trade-related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from the State Administration for Foreign Exchange or its local branch for conversion of Renminbi into a foreign currency, such as U.S. dollars. Payments for transactions that take place within the PRC must be made in Renminbi. Domestic companies or individuals can repatriate foreign currency payments received from abroad, or deposit these payments abroad subject to the requirement that such payments by repatriated within a certain period of time. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks. Foreign currencies received for current account items can be either retained or sold to financial institutions that have foreign exchange settlement or sales business without prior approval from the State Administration for Foreign Exchange, subject to certain regulations. Foreign exchange income under capital account can be retained or sold to financial institutions that have foreign exchange settlement and sales business, with prior approval from the State Administration for Foreign Exchange, unless otherwise provided.

In addition, another notice issued by the State Administration for Foreign Exchange, or Circular 142, regulates the conversion by foreign-invested enterprises of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Circular 142 requires that Renminbi converted from the foreign currency-dominated capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the relevant government authority and may not be used to make equity investments in PRC, unless specifically provided otherwise. The State Administration for Foreign Exchange further strengthened its oversight over the flow and use of Renminbi funds converted from the foreign currency-dominated capital of a foreign-invested enterprise. The use of such Renminbi may not be changed without approval from the State Administration for Foreign Exchange, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used. Any violation of Circular 142 may result in severe penalties, including substantial fines.

Regulations on Dividend Distribution

Under applicable PRC laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign-invested enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund statutory reserve funds unless these reserves have reached 50% of the registered capital of the respective enterprises. Foreign-invested enterprises are also required to set aside funds for the employee bonus and welfare fund from their after-tax profits each year at percentages determined at their sole discretion. These reserves are not distributable as cash dividends.

PRC Enterprise Income Tax Law

On March 16, 2007, China passed a new Enterprise Income Tax Law, or the EIT Law, and its implementing rules, both of which became effective on January 1, 2008. Under the EIT Law, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25% and enterprises identified as high-and-new-technology enterprises in need of key government support enjoy a preferential enterprise income tax rate of 15%. An enterprise established outside of China with its “de facto management bodies” located within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese domestic enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

Due to the short history of the EIT law and lack of applicable legal precedents, it remains unclear how the PRC tax authorities will determine the PRC tax resident treatment of a foreign company such as the Company. If the PRC tax authorities determine that the Company is a “resident enterprise” for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations; second, the EIT Law provides that dividend paid between “qualified resident enterprises” is exempt from enterprise income tax. It is unclear whether the dividends the Company receives from its subsidiary will constitute dividends between “qualified resident enterprises” and would therefore qualify for tax exemption, because the definition of qualified resident enterprises is unclear and the relevant PRC government authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. We are actively monitoring the possibility of “resident enterprise” treatment for the applicable tax years and are evaluating appropriate organizational changes to avoid this treatment, to the extent possible.

The EIT Law and the implementation rules provide that an income tax rate of 10% will normally be applicable to dividends payable to investors that are “non-resident enterprises,” or non-resident investors, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends are derived from sources within the PRC. The State Council of the PRC or a tax treaty between China and the jurisdictions in which the non-PRC investors reside may reduce such income tax. Pursuant to the Double Tax Avoidance Arrangement between Hong Kong and Mainland China and the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the State Administration of Taxation, if the Hong Kong resident enterprise owns more than 25% of the equity interest in a company in China within 12 months immediately prior to obtaining dividends from such company, the 10% withholding tax on the dividends the Hong Kong resident enterprise received from such company in China is reduced to 5%. If our Hong Kong subsidiary is considered as a Hong Kong resident enterprise under the Double Tax Avoidance Arrangement and is considered as a “non-resident enterprise” under the EIT Law, then the dividends paid to it by BBII may be subject to the reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Notice on the Comprehension and Recognition of Beneficial Owner in Tax Treaties issued on October 27, 2009 by the State Administration of Taxation, funnel companies, which are established for the purpose of evading or reducing tax, or transferring or accumulating profits, shall not be recognized as beneficial owners and thus are not entitled to the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

In January, 2009, the State Administration of Taxation promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, or the Measures, pursuant to which, the entities which have the direct obligation to make the following payment to a non-resident enterprise shall be the relevant tax withholders for such non-resident enterprise, and such payment includes: incomes from equity investment (including dividends and other return on investment), interests, rents, royalties, and incomes from assignment of property as well as other incomes subject to enterprise income tax received by non-resident enterprises in China. Further, the Measures provides that in case of equity transfer between two non-resident enterprises which occurs outside China, the non-resident enterprise which receives the equity transfer payment shall, by itself or engage an agent to, file tax declaration with the PRC tax authority located at place of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred shall assist the tax authorities to collect taxes from the relevant non-resident enterprise.

In 2009, the State Taxation Bureau of the Haidian District of Beijing issued an enterprise income tax reduction and exemption record registration notice. Pursuant to such notice, BBII is entitled to a three-year 50% reduction of the 15% EIT rate for a tax rate of 7.5% for each of 2009, 2010 and 2011. In May 2010, the State Administration of Taxation of China, or SAT, issued a Circular on Further Clarification Concerning the Implementation Standards of Corporate Income Tax Incentives in Grandfathering Period, or Circular 157, stating that enterprises recognized as “high and new technology enterprises strongly supported by the state” and eligible to enjoy the grandfathering treatments such as a two-year exemption from enterprise income tax followed by a three-year half reduction of enterprise income tax under a 2007 circular No. 39, or Circular 39, may choose the reduced tax rate of 15% applicable to “high and new technology enterprises strongly supported by the state” or the tax exemption/reduction based on the tax rates in the grandfathering period as stated in Circular 39. Enterprises are not allowed the 50% reduction based on the preferential tax rate for “high and new technology enterprises strongly supported by the state” of 15%. Circular 157 applies retroactively from January 1, 2008. If Circular 157 is determined to be applicable to our subsidiary that is recognized as a “high and new technology enterprise strongly supported by the state,” the applicable income tax rate BBII may be 10% and 11% for 2009 and 2010, respectively. As the relevant PRC governmental regulatory authorities have not yet issued any specific guidance regarding the application procedures for Circular 157, there is still uncertainty as to the practical application of Circular 157 to BBII as well as the consequential financial implication.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title

Bin Li	36	Chairman of the Board of Directors, Chief Executive Officer
Jingning Shao	41	Director, President
Weihai Qu	34	Director, Senior Vice President
Erhai Liu	42	Director
Ruby Lu	39	Director
Yuan Shuan	53	Director*
Yu Long	37	Director
Sidney Xuande Huang	45	Independent Director†
Xuan Zhang	34	Chief Financial Officer

*	Yuan Shuan will resign from our board of directors effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

†	Sidney Xuande Huang has accepted our appointment to be our independent director, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

Mr. Bin Li is our founder and has served as our chairman of the board of directors and chief executive officer since 2005. In 2002, Mr. Li and Mr. Weihai Qu, our senior vice president, co-founded Beijing C&I Advertising Company Limited, one of our SPEs in China, and has served as its chairman of the board of directors and chief executive officer since its inception. In 2000, Mr. Li co-founded Beijing Bitauto E-Commerce Co., Ltd. and served as its director and president until 2006. In 1996, Mr. Li co-founded Beijing Antarctic Technology Development Co., Ltd., a pioneer web hosting service provider in China, and served as its director and general manager from 1996 to 2000. Mr. Li currently also serves as the vice-chairman of CADA and was recognized by CADA in 2008 as one of the top 10 most influential and distinguished people in China’s automobile dealer industry in the past 30 years. Mr. Li received his Bachelor’s degree in Sociology from Peking University where he minored in Law.

Mr. Jingning Shao has served as our director and president since 2010. Mr. Shao joined us in 2009 as our chief operating officer. Prior to joining us, Mr. Shao was the general manager of Sina Corporation’s business operation department from 2007 to 2009 and the editor-in-chief of Sina’s automotive channel from 2000 to 2009. From 1995 to 2000, Mr. Shao was a journalist and editor for newspapers of China Business Media Corporation Limited. Mr. Shao received his Bachelor’s degree in Literature from Capital Normal University.

Mr. Weihai Qu has served as our director since 2005 and as our senior vice president since 2007. In 2002, Mr. Qu and Mr. Bin Li, our chairman of the board of directors and chief executive officer, co-founded Beijing C&I Advertising Company Limited, one of our SPEs in China. Mr. Qu served as the general manager of Beijing C&I Advertising Company Limited and managed the operation of our digital marketing solutions business until 2009. Prior to joining us in 2000, Mr. Qu served as a project manager of the strategic planning department of Beiqi Foton Motor Co., Ltd. from 1997 to 2000. Mr. Qu received his Bachelor’s degree in Automotive Engineering from Jilin University (formerly known as Jilin University of Technology) and received his EMBA from China Europe International Business School in 2010.

Mr. Erhai Liu has served as our director since 2005.  Mr. Liu is a managing director of Legend Capital, a China-based private investment fund. Mr. Liu also serves on the board of directors of other Legend Capital portfolio companies, including Rock Mobile (Cayman) Corporation, MAS Technology Company Limited, United Automobile (China) Inc., Chongqing New Standard Medical Equipment Co., Ltd., Universal Education Holdings and

Coremax Group Limited. Prior to joining Legend Capital in 2003, Mr. Liu was the chief operating officer of China RailcomNet Co., Ltd. from 2001 to 2003, the vice general manager of Clarent China from 2000 to 2001 and the director of the Value Added Service business of Jitong Communications Co., Ltd. from 1994 to 2000. Mr. Liu received his Bachelor’s degree in Telecommunications from Guilin Institute of Electronic Technology, his Master’s degree in Telecommunications and Information System from Xidian University and his EMBA from Peking University.

Ms. Ruby Lu has served as our director since 2006.  Ms. Lu is a general partner at DCM, a venture capital investment company headquartered in Silicon Valley. Ms. Lu also serves on the board of VanceInfo Technologies Inc., a NYSE-listed software outsourcing company and other DCM portfolio companies, including E-Commerce China Dangdang, Inc., a leading e-commerce retailer in China and Wikinvest, Inc., a user generated financial information website in the United States. Prior to joining DCM in 2003, Ms. Lu was a vice president in the technology, media and telecommunications investment banking group of Goldman Sachs & Co. During her tenure at Goldman Sachs & Co. from 1996 to 2003, Ms. Lu advised clients on projects ranging from privatization restructuring, corporate finance, mergers and acquisitions. Ms. Lu received her Bachelor’s degree in Economics with honors from the University of Maryland and Master’s degree in International Economics as well as Energy, Environment, Science and Technology from Johns Hopkins University, School of Advanced International Studies.

Mr. Yuan Shuan has served as our director since 2006 and will resign upon the SEC’s declaration of effectiveness of our registration statement, of which this prospectus is a part.  Mr. Shuan is an investment manager of Nippon Venture Capital Corporation and a partner of New Starts Partners, which is the general partner of NVCC Chinese New Starts I Partnership, one of our shareholders. Mr. Shuan also serves on the board of directors of other privately-held companies, including Ladder Education Group, United Finance Group and Innopath Software Company. Prior to that, Mr. Shuan was an independent consultant from 1993 to 1996, a researcher at Sanwa Research Institute from 1991 to 1993 and an auditor at Ernst & Young LLP from 1990 to 1991.

Ms. Yu Long has served as our director since 2008.  Ms. Long is a chief executive of Bertelsmann China Corporate Center and a managing director of Bertelsmann Asia Investments AG, the strategic investment arm of Bertelsmann AG based in Beijing, China. Ms. Long also serves on the board of directors of other Bertelsmann portfolio companies, including yoho.cn and China Distance Education Holdings Limited. Ms. Long joined Bertelsmann in New York in 2005 before moving to Asia in 2007. Prior to that, Ms. Long was a lead anchor and later a producer of Sichuan Broadcasting Group from 1996 to 2003 and a host and producer of Chengdu People’s Radio Broadcasting Networks from 1994 to 1996. Ms. Long received her Bachelor’s degree in Electrical Engineering from the University of Electronic Science and Technology in China and her MBA from the Stanford Graduate School of Business.

Mr. Sidney Xuande Huang will serve as our independent director upon the SEC’s declaration of effectiveness of our registration statement, of which this prospectus is a part. Mr. Huang has been the chief operating officer since 2008 and the chief financial officer since 2006 at VanceInfo Technologies Inc., a China-based outsourcing and IT services provider. Mr. Huang currently serves as a director on the board of VanceInfo Technologies Inc. and Beijing Enlight Media Co., Ltd. Prior to joining VanceInfo, he was the chief financial officer of Longtop Financial Technologies Limited, a China-based software development and IT services provider, from 2005 to 2006. From 2004 to 2005, he served as the chief financial officer of 800buy China Limited, an e-commerce company in China. Previously, Mr. Huang was an investment banker with Citigroup Global Markets Inc. in New York and prior to that an audit manager of KPMG LLP. He is a Certified Public Accountant in the State of New York. Mr. Huang obtained his master’s of business administration with distinction from the Kellogg School of Management at Northwestern University as an Austin Scholar. He received his bachelor’s degree in accounting from Bernard M. Baruch College, where he graduated as class valedictorian.

Mr. Xuan Zhang has served as our chief financial officer since 2009 and was our vice president of finance from 2006 to 2009. Prior to joining us in 2006, Mr. Zhang was a manager of Ernst & Young LLP from 2002 to 2004. Prior to that, he worked at PricewaterhouseCoopers LLP from 2000 to 2002. Mr. Zhang received both of his Bachelor’s degree in Finance and Accounting from New York University. Mr. Zhang is a certified public accountant in the state of New York.

Board of Directors

Upon the completion of this offering, our board of directors will consist of 7 directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided the nature of the interest is disclosed prior to voting. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of employment.

Committees of the Board of Directors

We have established an audit committee under the board of directors and have adopted a charter for the committee as summarized below. We currently plan to rely on the home country practice and not to establish a compensation committee and a nominating committee.

Audit Committee.  Our audit committee will consist of Mr. Sidney Xuande Huang and Ms. Yu Long. Mr. Sidney Xuande Huang will be the chairman of our audit committee and meets the criteria of an audit committee financial expert under applicable rules of SEC. Mr. Sidney Xuande Huang satisfies the “independence” requirements of Rule Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Securities Exchange Act of 1934. Our audit committee will consist of two independent directors within 90 days of this offering and solely of independent directors within one year of this offering. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving past or proposed related party transactions;

•	reviewing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies; and

•	meeting separately and periodically with management and the independent auditors.

Duties of Directors

Under Cayman Islands law, our directors have a statutory duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. After the second amended and restated articles of association become effective, our board of directors will be divided into three classes: Class I, Class II and Class III. Each class shall consist of as nearly equal number of directors as possible, and designated Class I, Class II, and Class III. The term of each class of directors shall be three years except that the initial term of Class I directors shall be one year following the effectiveness of the said articles and that the initial term of Class II directors shall be two years following the effectiveness of the said articles. A director may be removed by the affirmative vote of the holders representing at least seventy-five percent (75%) of our issued and outstanding shares at any time before the expiration of his term of office.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified period. We may terminate employment for cause, at any time, without notice or remuneration, for certain acts of the employee, such as willful misconduct or gross negligence, and indictment or conviction for, or confession of, a felony or any crime involving moral turpitude. We may also terminate an executive officer’s employment without cause upon thirty days’ advance written notice or with thirty days’ salary in lieu of the written notice under certain circumstances when he or she is no longer able to perform his or her duty.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment, any of our confidential information or trade secrets, any confidential information or trade secretes of our customers or prospective customers, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. In addition, each executive officer has agreed to be bound by non-competition restrictions during his or her employment for one year after the termination of his or her employment. Specifically, each executive officer has agreed (i) not to provide services to, own or operate any business that provides products, services or technologies substantially similar to the business currently conducted or proposed to be conducted by us; (ii) interfere with our business or solicit any of our suppliers or customers in connection with our business activities; and (iii) solicit any employee or consultant who was employed or was engaged by us at any time in the year preceding such termination.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2009, we paid an aggregate of approximately RMB2.8 million ($0.4 million) in cash to our executive officers and directors as a group, and paid an aggregate of approximately RMB0.3 million ($0.04 million) in premiums for commercial medical insurance coverage for one executive officer. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiary and SPEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits.

2006 Stock Incentive Plan

On December 31, 2006, we adopted the 2006 Plan to attract and retain the best available personnel and provide additional incentives to employees, directors and consultants. As of September 30, 2010, options to purchase 568,750 ordinary shares under the 2006 Plan at the exercise price of $0.40 per share were outstanding.

The following table summarizes, as of September 30, 2010, the shares related to options granted under the 2006 Plan to certain of our directors and executive officers and to other individuals as a group.

	Number of	Exercise Price		Date of
Name	Shares	($/Share)	Date of Grant	Expiration	Vesting Schedule

Xuan Zhang	150,000 (1)	0.40	December 31, 2006	December 31, 2016	Fully vested on December 31, 2009
Other individuals as a group	568,750	0.40	December 31, 2006	December 31, 2016	Fully vested on December 31, 2009

(1)	On May 5, 2010, Mr. Xuan Zhang exercised his option to purchase 150,000 ordinary shares that were granted under the 2006 Plan on December 31, 2006.

The following paragraphs describe the principal terms of the 2006 Plan.

Types of awards.  The 2006 Plan permits the awards of options, share application rights, restricted shares, restricted share units or deferred equity rights.

Plan Administration.  Our board of directors or a committee designated by our board of directors will administer the 2006 Plan. The committee or the full board of directors, as appropriate, will determine the terms and conditions of each award grant.

Award Agreement.  Awards granted under the 2006 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award. In addition, the award agreement may also provide that securities granted are subject to a 180-day lock-up period following the effective date of a registration statement filed by us under the Securities Act, if so requested by us or any representative of the underwriters in connection with any registration of the offering of any of our securities.

Evidence of Award.  Awards can be evidenced by an agreement, certificate, resolution or other type of writing or an electronic medium approved by the board of directors that sets forth the terms and conditions of the awards granted. An evidence of award, with the approval of the board of directors, need not be signed by a representative of our company or the recipient.

Eligibility.  Awards other than incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986 as amended, may be granted to employees, directors and consultants. Incentive stock options may be granted only to our employees.

Acceleration of Awards upon Change in Control of the Company.  Except as provided otherwise in an award agreement, in the event of a change in control, each award which is at the time outstanding under the 2006 Plan automatically shall become fully vested and exercisable and be released from any repurchase or forfeiture rights immediately prior to the specified effective date of such change in control, provided that the grantee’s continuous service has not terminated prior to such date.

Exercise Price and Term of Awards.  Our board of directors, or a committee designated by our board of directors, determines the exercise price, grant price and expiration date for each award. The term of each award shall be stated in the award agreement, provided however, that the term of each option may not be more than 10 years from the date of grant.

Vesting Schedule.  In general, our board of directors, or a committee designated by our board of directors, determines, or the evidence of award specifies, the vesting schedule.

Transfer Restrictions.  Incentive stock options may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution. Awards other than incentive stock options shall be transferable by will or the laws of descent and distribution and during the lifetime of the grantee, to the extent and in the manner authorized by our board of directors, or a committee designated by our board of directors.

Termination of the 2006 Stock Incentive Plan.  Unless terminated earlier, the 2006 Plan will terminate automatically in 2016. Our board of directors has the authority to amend or terminate the 2006 Plan to the extent necessary to comply with applicable law or the rules of the principal securities exchange upon which our ADSs are traded or quoted.

2010 Stock Incentive Plan

On February 8, 2010, we adopted a second stock incentive plan, or the 2010 Plan, to attract and retain the best available personnel and provide additional incentives to employees, directors and consultants. As of September 30, 2010, options to purchase 1,610,000 ordinary shares under the 2010 Plan at the exercise price of $3.20 per share were outstanding.

The following table summarizes, as of September 30, 2010, the shares related to options granted under the 2010 Plan to certain of our directors and executive officers and to other individuals as a group.

	Number of	Exercise Price		Date of	Vesting
Name	Shares	($/Share)	Date of Grant	Expiration	Schedule

Xuan Zhang	350,000	3.20	February 8, 2010	February 8, 2020	4 years
Jingning Shao	375,000	3.20	February 8, 2010	February 8, 2020	(2)
Other individuals as a group	885,000 (1)	3.20	February 8, 2010	February 8, 2020	4 years

(1)	On May 31, 2010 and July 6, 2010, certain employees terminated their services with us and accordingly forfeited options related to 776,250 shares and options related to 11,250 shares granted to them under the 2010 Plan, respectively.

(2)	25% to be vested on December 31, 2010, 37.5% to be vested on December 31, 2011 and 37.5% to be vested on December 31, 2012.

On October 28, 2010, our board of directors agreed to grant to our directors, officers, employees and consultants of options to purchase approximately 750,000 ordinary shares at an exercise price equal to the price of ordinary share to be sold in this offering. This grant is conditioned upon, and effective concurrently with, the closing of this offering.

The following paragraphs describe the principal terms of the 2010 Plan.

Types of awards.  The 2010 Plan permits the awards of options, share application rights, restricted shares, restricted share units or deferred equity rights.

Plan Administration.  Our board of directors or a committee designated by our board of directors will administer the 2010 Plan. The committee or the full board of directors, as appropriate, will determine the terms and conditions of each award grant.

Award Agreement.  Awards granted under the 2010 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award. In addition, the award agreement may also provide that securities granted are subject to a 180-day lock-up period following the effective date of a registration statement filed by us under the Securities Act, if so requested by us or any representative of the underwriters in connection with any registration of the offering of any of our securities.

Evidence of Award.  Awards can be evidenced by an agreement, certificate, resolution or other type of writing or an electronic medium approved by the board of directors that sets forth the terms and conditions of the awards granted. An evidence of award, with the approval of the board of directors, need not be signed by a representative of our company or the recipient.

Eligibility.  Awards other than incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986 as amended, may be granted to employees, directors and consultants. Incentive stock options may be granted only to our employees.

Acceleration of Awards upon Change in Control of the Company.  Except as provided otherwise in an award agreement, in the event of a change in control, each award which is at the time outstanding under the 2010 Plan automatically shall become fully vested and exercisable and be released from any repurchase or forfeiture rights immediately prior to the specified effective date of such change in control, provided that the grantee’s continuous service has not terminated prior to such date.

Exercise Price and Term of Awards.  Our board of directors, or a committee designated by our board of directors, determines the exercise price, grant price and expiration date for each award. The term of each award shall be stated in the award agreement, provided however, that the term of each option may not be more than 10 years from the date of grant.

Vesting Schedule.  In general, our board of directors, or a committee designated by our board of directors, determines, or the evidence of award specifies, the vesting schedule.

Transfer Restrictions.  Incentive stock options may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution. Awards other than incentive stock options shall be transferable by will or the laws of descent and distribution and during the lifetime of the grantee, to the extent and in the manner authorized by our board of directors, or a committee designated by our board of directors.

Termination of the 2010 Stock Incentive Plan.  Unless terminated earlier, the 2010 Plan will terminate automatically in 2020. Our board of directors has the authority to amend or terminate the 2010 Plan to the extent necessary to comply with applicable law or the rules of the principal securities exchange upon which our ADSs are traded or quoted.

PRINCIPAL AND SELLING SHAREHOLDERS

Except as specifically noted in the table, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus and as adjusted to reflect the sale of ADSs offered in this offering by:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5% of our ordinary shares; and

•	each selling shareholder.

Beneficial ownership is determined in accordance with the rules and regulations of the United States Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares		Ordinary Shares		Ordinary Shares
	Beneficially Owned		Being Sold in		Beneficially Owned
	Prior to This Offering		This Offering		After This Offering
	Number	%	Number	%	Number	%

Directors and Executive Officers:
Bin Li(1)	10,248,962.5	31.8	450,000	1.4	9,798,962.5	23.8
Jingning Shao	—	—	—	—	—
Weihai Qu(2)	10,248,962.5	31.8	450,000	1.4	9,798,962.5	23.8
Erhai Liu(3)	4,056,235	12.6	—	—	4,056,235	9.8
Yuan Shuan(4)	2,672,210	8.3	660,000	2.0	2,012,210	4.9
Ruby Lu(5)	7,216,770	22.4	—	—	7,216,770	17.5
Yu Long(6)	3,484,345	10.8	—	—	3,484,345	8.4
Xuan Zhang	*	*	—	—	*	*
Jinsong Zhu	*	*	—	—	*	*
All Directors and Executive Officers as a group	27,828,522.5	86.3	1,110,000	3.4	26,718,522.5	64.8
Principal and Selling Shareholders:
Proudview Limited(7)	10,248,962.5	31.8	450,000	1.4	9,798,962.5	23.8
DCM IV, L.P. and DCM Affiliates Fund IV, L.P.(8)	7,216,770	22.4	—	—	7,216,770	17.5
LC Fund II(9)	4,056,235	12.6	—	—	4,056,235	9.8
Bertelsmann Asia Investment AG(10)	3,484,345	10.8	—	—	3,484,345	8.4
NVCC Chinese New Stars I Partnership(11)	2,672,210	8.3	660,000	2.0	2,012,210	4.9
Huitung Investments (BVI) Limited(12)	1,139,965	3.5	340,000	1.1	799,965	1.9
LZ Holdings Limited(13)	*	*	150,000	0.5	—	—

*	Less than 1% of our total outstanding shares.

(1)	Includes 10,248,962.5 ordinary shares owned by Proudview Limited, a British Virgin Islands company owned by Mr. Bin Li and Mr. Weihai Qu. Mr. Li is a director of Proudview Limited. The business address of Mr. Li is New Century Hotel Office Tower, 6/F, No. 6 South Capital Stadium Road, Beijing, China, 100044.

(2)	Includes 10,248,962.5 ordinary shares owned by Proudview Limited, a British Virgin Islands company owned by Mr. Weihai Qu and Mr. Bin Li. The business address of Mr. Qu is New Century Hotel Office Tower, 6/F, No. 6 South Capital Stadium Road, Beijing, China, 100044.

(3)	Includes 3,095,237.5 ordinary shares convertible from Series A preference shares, 439,870 ordinary shares convertible from Series B preference shares and 521,127.5 ordinary shares convertible from Series C preference shares held by LC Fund II. Mr. Liu is the director of our company appointed by LC Fund II. Mr. Liu disclaims beneficial ownership with respect to the above shares except to the extent of his pecuniary interest therein. The business address for Mr. Liu is 10/F, Tower A, Raycom InfoTech Park, No. 2 Kexueyuan Nan Lu, Haidian District, Beijing, China, 100190.

(4)	Includes 2,672,210 ordinary shares convertible from Series B preference shares held by NVCC Chinese New Stars I Partnership. Mr. Yuan Shuan is the director of our company appointed by NVCC Chinese New Stars I Partnership. Mr. Shuan disclaims beneficial ownership with respect to the above shares except to the extent of her pecuniary interest therein. The business address of Mr. Shuan is ParkAxis ShibuyaJinnan 1202, 6-20 Udagawa-cho, Shibuya-ku, Tokyo 150-0042 Japan.

(5)	Includes 2,432,210 ordinary shares convertible from Series B preference shares held by DCM IV, L.P., 61,852.5 ordinary shares convertible from Series B preference shares held by DCM Affiliates Fund IV, L.P., 3,811,517.5 ordinary shares convertible from Series C preference shares held by DCM IV, L.P., 96,930 ordinary shares convertible from Series C preference shares held by DCM Affiliates Fund IV, L.P., 794,065 ordinary shares convertible from Series D-2 preference shares held by DCM IV, L.P. and 20,195 ordinary shares convertible from Series D-2 preference shares held by DCM Affiliates Fund IV, L.P. Ms. Ruby Lu is the director of our company appointed by DCM IV, L.P. and DCM Affiliates Fund IV, L.P. Ms. Lu disclaims beneficial ownership with respect to the above shares except to the extent of her pecuniary interest therein. The business address of Ms. Lu is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, the United States.

(6)	Includes 3,484,345 ordinary shares convertible from Series D-1 preference shares held by Bertelsmann Asia Investment AG. Ms. Yu Long is the director of our company appointed by Bertelsmann Asia Investment AG. Ms. Long disclaims beneficial ownership with respect to the above shares except to the extent of her pecuniary interest therein. The business address of Ms. Long is Units 2804-2805, SK Tower 6A Jianguomenwai Avenue, Chaoyang District, Beijing, China, 100022.

(7)	Proudview Limited is a British Virgin Islands company and is 79.6% owned by Mr. Bin Li and 12.6% owned by Mr. Weihai Qu. The remaining 7.8% is respectively owned by three PRC natural persons. Mr. Li has sole voting and investment power over all the shares held by Proudview Limited. The business address of Mr. Li is New Century Hotel Office Tower, 6/F, No. 6 South Capital Stadium Road, Beijing, China, 100044.

(8)	Includes 2,432,210 ordinary shares convertible from Series B preference shares held by DCM IV, L.P., 61,852.5 ordinary shares convertible from Series B preference shares held by DCM Affiliates Fund IV, L.P., 3,811,517.5 ordinary shares convertible from Series C preference shares held by DCM IV, L.P., 96,930 ordinary shares convertible from Series C preference shares held by DCM Affiliates Fund IV, L.P., 794,065 ordinary shares convertible from Series D-2 preference shares held by DCM IV, L.P. and 20,195 ordinary shares convertible from Series D-2 preference shares held by DCM Affiliates Fund IV, L.P. The general partner of DCM IV, L.P. and DCM Affiliates Fund IV, L.P. is DCM Investment Management IV, L.P., whose general partner is DCM International IV, Ltd. DCM International IV, Ltd., through DCM Investment Management IV, L.P., has sole voting and investment power over these shares, and such voting and investment power is exercised by K. David Chao, Dixon R. Doll, Peter W. Moran and Thomas Blaisdell, the directors of DCM International IV, Ltd. Each of the directors disclaims beneficial ownership of the shares held by DCM IV, L.P. and DCM Affiliates Fund IV, L.P., except to the extent of each person’s pecuniary interest therein. The business address of DCM IV, L.P. and DCM Affiliates Fund IV, L.P. is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, the United States.

(9)	Includes 3,095,237.5 ordinary shares convertible from Series A preference shares, 439,870 ordinary shares convertible from Series B preference shares and 521,127.5 ordinary shares convertible from Series C preference shares. LC Fund II is a Cayman Islands fund 63.46% owned by Right Lane Limited, which is wholly owned by Legend Holdings Ltd., a limited liability company organized under the laws of the PRC. Legend Holdings Ltd. is 36% owned by the Chinese Academy of Science, 35% owned by the Employees’ Shareholding Society of Legend Holdings Limited, and 29% owned by China Oceanwide Holdings Group Co., Ltd. Legend Holdings Ltd. has sole voting and investment power over these shares, and such power is exercised by Chuanzhi Liu, Maicun Deng, Zhiqiang Lu, Maochao Zeng and Linan Zhu, the directors of Legend Holdings Ltd. The business address for LC Fund II is Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681GT, George Town, Grand Cayman, Cayman Islands.

(10)	Includes 3,484,345 ordinary shares convertible from Series D-1 preference shares. Bertelsmann AG is the indirect beneficial owner of 3,484,345 Series D-1 preference shares which are held directly by its wholly-owned subsidiary Bertelsmann Asia Investments AG. Bertelsmann Asia Investment AG is an investment fund used to finance Bertlesmann’s strategic investments. Bertelsmann Stiftung owns 77.4% of the shares of Bertelsmann AG and the Mohn family owns the remaining 22.6% of the shares of Bertelsmann AG, each through intermediate shareholding companies. The Bertelsmann Verwaltungsgesellschaft, which is controlled by the Mohn family, controls Bertelsmann AG through intermediate shareholding companies. Mrs. Liz Mohn of the Mohn family exercises sole voting and investment power over these shares. The business address for Bertelsmann Asia Investment AG is Dammstrasse 19, 6300 Zug, Switzerland.

(11)	Includes 2,672,210 ordinary shares convertible from Series B preference shares. The general partner of NVCC Chinese New Stars I Partnership is New Stars Partners LLP, which is 50% owned by our director, Mr. Yuan Shuan, and 50% owned by Nippon Venture Capital Co., Ltd. Mr. Shuan is a general partner of New Stars Partners LLP and was nominated to exercise the sole voting and investment power over these shares. The business address of Mr. Shuan is ParkAxis ShibuyaJinnan 1202, 6-20 Udagawa-cho, Shibuya-ku, Tokyo 150-0042 Japan. Nippon Venture Capital Co., Ltd. does not have any voting or investment power over these shares. The business address of NVCC Chinese New Stars I Partnership is 7-1-16 Akasaka, Minato-ku, Tokyo 107-0052, Japan.

(12)	Includes 325,705 ordinary shares convertible from Series C preference shares and 814,260 ordinary shares convertible from Series D-2 preference shares. Huitung Investments (BVI) Limited is wholly owned by Hotung Investment Holdings Limited, a company listed on Singapore Exchange Ltd. The business address of Hotung Investment Holdings Limited is Claredon House, 2 Church Street, Hamilton HM 11, Bermuda. The board of directors of Hotung Investment Holdings Limited has the voting and investment powers over these shares.

(13)	Includes 150,000 ordinary shares. The sole shareholder of LZ Holdings Limited is Aiping Xu and the business address of LZ Holdings Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.

As of the date of this prospectus, a total of 130,282.5 Series C preference shares are held of record by one Series C preference shareholder in the United States, representing approximately 0.4% of our total outstanding shares. None of our existing shareholders has different voting rights from other shareholders after the completion of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Contractual Arrangements with our PRC Special Purpose Entities and Their Shareholders

Due to certain restrictions under PRC law on foreign ownerships of entities engaged in Internet and advertising businesses, we conduct our operations in China through contractual arrangements among our wholly foreign owned PRC subsidiary, Beijing Bitauto Internet Information Company Limited, or BBII, our SPEs in China, or SPEs, and the shareholders of these SPEs. For a description of these contractual arrangements, see “Our Corporate History and Structure.”

Shareholders’ Agreements

On October 24, 2007, in connection with the issuance and sale of our Series C convertible preference shares, we entered into a shareholders’ agreement with holders of our then outstanding preference shares, our shareholder Proudview Limited, Mr. Bin Li, Mr. Weihai Qu and other principals. We granted the holders of our outstanding preference shares certain registration rights, including demand and piggyback registration rights and Form F-3 registration rights. This 2007 shareholders’ agreement was subsequently terminated by the following shareholders’ agreement in 2009.

On July 8, 2009, in connection with the issuance and sale of our Series D-1 convertible preference shares, we entered into a shareholders’ agreement with holders of our preference shares, our shareholder Proudview Limited, Mr. Bin Li and Mr. Weihai Qu. We have granted the holders of our outstanding preference shares certain registration rights, including demand and piggyback registration rights and Form F-3 registration rights. See “Description of Share Capital — Registration Rights.”

Ordinary Share Issuances

See “Description of Share Capital — History of Securities Issuances” for a description of ordinary shares we have issued as of the date of this prospectus.

Private Placements

On March 9, 2006, we issued 2,500,000 and 750,000 Series A convertible preference shares, respectively, to LC Fund II and Authosis Capital Inc., for a total amount of $1,300,000. Together with the issuance of Series A convertible preference shares, we issued warrants to LC Fund II and Authosis Capital Inc. to subscribe for 595,237.5 and 178,572.5 Series A convertible preference shares, respectively, for a total amount of $433,333. The warrants were exercised on August 14, 2006.

On August 14, 2006, we issued 439,870, 131,960 and 2,672,210 Series B convertible preference shares, respectively, to LC Fund II, Authosis Capital Inc. and NVCC Chinese New Stars I Partnership, for a total amount of $5,408,463. On August 31, 2006, we issued 2,494,062.5 Series B convertible preference shares to DCM IV, L.P. and DCM Affiliates Fund IV, L.P. for a total amount of $4,158,204.

On October 24, 2007, we issued 521,127.5, 3,811,517.5 and 96,930 Series C convertible preference shares to LC Fund II, DCM IV, L.P. and DCM Affiliates Fund IV, L.P., respectively, for a total amount of $13,600,000. On November 23, 2007, we issued 325,705 and 130,282.5 Series C convertible preference shares to Huitung Investments (BVI) Limited and Georgian Pine Investments LP, respectively, for a total amount of $1,400,000.

On July 20, 2009, we issued 3,484,345 Series D-1 convertible preference shares to Bertelsmann Asia Investments AG for a total amount of $12,000,000.

On July 20, 2009, we issued 794,065, 20,195 and 814,260 Series D-2 convertible preference shares to DCM IV, L.P., DCM Affiliates Fund IV, L.P. and Huitung Investments (BVI) Limited, respectively. These preference shares were converted from the corresponding convertible promissory notes, which we issued to DCM IV, L.P., DCM Affiliates Fund IV, L.P. and Huitung Investments (BVI) Limited, respectively, on June 27, 2008.

The purchase price per share was determined through an arm’s-length negotiation with these investors and was approved by our board of directors. The preference shares are convertible, at the option of the holders of the preference shares, at any time after the date of issuance of such preference shares, into ordinary shares.

Transactions with Entities Controlled by Certain Directors, Officers and Shareholders

On June 27, 2008, we distributed cash and the net assets of Autoworld Media Company Limited, Autoworld Business Consulting (Shanghai) Co., Limited and Beijing Carsfun Information Technology Limited to our shareholders on a pro rata basis according to each shareholder’s percentage equity interest in our company. The distribution amounted to RMB12,834,548.

Since 2008, we have purchased toll-free calling services from Beijing Easy Auto Reach Media Company Limited, a company with common shareholders of us. In 2008, 2009 and the nine months ended September 30, 2010, the purchase prices charged by Beijing Easy Auto Reach Media Company Limited amounted to RMB870,000, RMB1,560,000 and RMB1,890,000, respectively.

On September 22, 2009, we sold Shanghai Cheng Chen Media Company Limited to a PRC special purpose entity of Autoworld Media Company Limited for consideration of RMB350,000.

On May 31, 2010, in order to better align our business with our long-term growth strategy and focus on our core business of providing Internet content and marketing services, we distributed to our shareholders cash and the net assets of the entities that provide advertising services through traditional media forms, such as radio, television newspapers and magazines. The distribution was made on a pro rata basis according to each shareholder’s percentage equity interest in our company. We recognized a distribution to shareholders of RMB102.0 million ($15.2 million) in the unaudited interim consolidated statement of changes in equity for the period ended September 30, 2010, which included RMB8.1 million ($1.2 million) cash balances of the distributed entities.

On October 28, 2010, we effected a 1-to-2.5 share split. As a result, the number of our issued and outstanding convertible preference shares increased from 7,904,136 to 19,760,340.

Loans Extended to Certain Directors and Officers and Entities Controlled by Certain Directors, Officers and Shareholders

From time to time, we provide unsecured loans to our executive officers on an interest-free basis and with no fixed term of repayment. As of September 30, 2010, the total amount due from our key executive offers was RMB6.5 million, among which RMB3.8 million was due from Mr. Xuan Zhang, RMB2.4 million from Mr. Weihai Qu and RMB0.05 million from Mr. Bin Li. All outstanding loans due from our directors and officers have been repaid in full.

Contractual Arrangements with BBIT, CIG, BEAM and their Respective Shareholders.

See “Our Corporate History and Structure — Contractual Arrangements with our PRC SPEs.”

Employment Agreements

See “Management — Employment Agreements.”

Stock Incentive Plan

See “Management — 2006 Stock Incentive Plan” and “Management — 2010 Stock Incentive Plan.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our amended and restated memorandum and articles of association and the Companies Law of the Cayman Islands, referred to as the Companies Law below.

As of the date of this prospectus, our authorized share capital consists of 1,227,852,525 ordinary shares, with a par value of 0.00004 each, and 22,147,475 preference shares, with a par value of $0.00004 each. As of the date of this prospectus, there are 12,493,050 ordinary shares issued and outstanding and 19,760,340 preference shares issued and outstanding. All of our issued and outstanding preference shares will automatically convert into 19,760,340 ordinary shares immediately upon the completion of this initial public offering.

An amended and restated memorandum and articles of association will become effective upon completion of this offering and will replace the current amended and restated memorandum and articles of association in its entirety. The following are summaries of material provisions of our proposed amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General.  All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends.  The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law and to our amended and restated memorandum and articles of association.

Voting Rights.  Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any shareholders’ meeting is by show of hands unless required by the rules of the listing exchange or a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder present in person or by proxy.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for important matters such as amending our amended and restated memorandum and articles of association. Holders of the ordinary shares may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidate and divide all or any of our share capital into shares of larger amount than our existing share capital, and cancel any shares.

Transfer of Shares.  Subject to the restrictions contained in our amended and restated memorandum and articles of association, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share. Our directors may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of ordinary shares; (c) the instrument of transfer is properly stamped, if required; (d) the ordinary shares transferred are fully paid and free of any lien in favor of us; (e) in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or (f) any fee related to the transfer has been paid to us.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, after compliance with any notice requirements of the NYSE, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation.  On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Redemption of Shares.  Subject to the provisions of the Companies Law and other applicable law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner, including out of capital, as may be determined by the board of directors.

Variations of Rights of Shares.  All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such previously existing class of shares.

Inspection of Books and Records.  Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will in our amended and restated memorandum and articles of association provide our shareholders with the right to inspect our list of shareholders and to receive annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions.  Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders;

•	limit the ability of shareholders to call special meetings of shareholders; and

•	divide our board of directors into three classes of directors serving staggered three year terms.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

General Meetings of Shareholders.  Shareholders’ meetings may be convened by a majority of our board of directors or our chairman. Advance notice of at least ten clear days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum for a meeting of shareholders consists of at least two shareholders present or by proxy, representing not less than one-third in nominal value of the total issued voting shares in our company.

History of Securities Issuances

The following is a summary of our securities issuances since the inception of Bitauto Holdings Limited.

Ordinary Shares.

On October 21, 2005, in connection with our corporate restructuring and the incorporation of our Cayman Islands holding company, we issued 10,687,500 ordinary shares to Proudview Limited, an entity that is 80% owned by Mr. Bin Li and 20% owned by Mr. Weihai Qu, and 562,500 ordinary shares to Best China Management Limited.

On August 14, 2006, we issued 120,832.5 ordinary shares to Proudview Limited and repurchased 562,500 ordinary shares previously issued to Best China Management Limited.

On July 31, 2007, we repurchased 618,750 ordinary shares previously issued to Proudview Limited and further issued 59,380 ordinary shares to Proudview Limited.

In connection with the purchase of Autoworld Media Company Limited on December 19, 2007, through a series of transactions, we issued to its three shareholders Charm Huge Management Limited, Winstate Investments Limited and Honour State Limited 434,235, 160,037.5 and 434,235 ordinary shares, respectively, as part of the closing payment in February 2008. We further issued 257,127.5, 257,130 and 257,127.5 ordinary shares, respectively, as the first contingent payment in July 2009 and 98,065, 98,065 and 98,065 ordinary shares, respectively, as the second contingent payment in December 2009 to the same three shareholders.

On May 5, 2010, Mr. Xuan Zhang exercised his option under the 2006 Plan and was issued 150,000 ordinary shares, which were transferred to LZ Holdings Limited, a British Virgin Islands corporation, on the same day.

On October 28, 2010, we effected a 1-to-2.5 share split. As a result, the number of our issued and outstanding ordinary shares increased from 4,997,220 shares to 12,493,050 shares.

Preference shares.  See “Related Party Transactions — Ordinary Share Issuances” for a description of preference shares we have issued as of the date of this prospectus.

Option Grants.  As of September 30, 2010, we had 568,750 ordinary shares issuable upon the exercise of outstanding share options under the 2006 Plan and 1,610,000 ordinary shares issuable upon the exercise of outstanding share options under the 2010 Plan. See “Management — 2006 Stock Incentive Plan” and “Management — 2010 Stock Incentive Plan.”

Differences in Corporate Law

The Companies Law is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements.  A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by (a) a majority in number representing seventy-five percent (75%) in value of the shareholders voting together as one class and (b) if the shares to be issued to each shareholder in the surviving company are to have the same rights and economic value as the shares held in the constituent company, a special resolution of the shareholders voting together as one class.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors (representing 75% by value) with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take over offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits.  In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authority, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could be effected if duly authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Transactions with Directors.  Under the Delaware General Corporation Law, or the DGCL, transactions with directors must be approved by disinterested directors or by the shareholders, or otherwise proven to be fair to the company as of the time it is approved. Any such transaction will be void or voidable, unless (i) the material facts of any interested directors’ interests are disclosed or are known to the board of directors and the transaction is approved by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; (ii) the material facts of any interested directors’ interests are disclosed or are known to the shareholders entitled to vote thereon, and the transaction is specifically approved in good faith by vote of the shareholders; or (iii) the transaction is fair to the company as of the time it is approved.

Cayman Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our amended and restated memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable rules of the NYSE or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his interest in any contract or arrangement which he is interested in, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such a meeting.

Directors’ Fiduciary Duties.  Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties.

Under Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company, and therefore he or she owes the following duties to the company: a duty to act bona fide in the best interests of the company; a duty not to make a profit out of his or her position as director (unless the company permits him or her to do so); and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interests or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Under our amended and restated memorandum and articles of association, directors who are in any way, whether directly or indirectly, interested in a contract or proposed contract with our company shall declare the nature of their interest at a meeting of the board of directors. Following such declaration, a director may vote in respect of any contract or proposed contract notwithstanding his interest and be counted in the quorum at such meeting.

Majority Independent Board.  A domestic United States company listed on the NYSE must comply with requirement that a majority of the board of directors must comprise independent directors as defined under the NYSE rules. As a Cayman Islands company, we are allowed to follow home country practices in lieu of certain corporate governance requirements under the NYSE rules where there is no similar requirement under the laws of the Cayman Islands. We intend to rely on home country practice with respect to our corporate governance matters.

Shareholder Action by Written Consent.  Under the DGCL, a corporation may eliminate the right of shareholders to act by written consent by inclusion of such a restriction in its certificate of incorporation. Our amended and restated memorandum and articles of association provide that any action required or permitted to be taken at our annual or extraordinary general meetings may be taken only upon the vote of members at an annual general meeting or extraordinary general meeting and may not be taken by written resolution of shareholders without a meeting.

Shareholder Proposals.  The DGCL does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the certificate of incorporation or bylaws, but shareholders may be precluded from calling special meetings.

Neither the Companies Law nor our amended and restated memorandum and articles of association allow our shareholders to requisition a general meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. However, our amended and restated articles of association require us to call such meetings every year. Neither the Companies Law nor our amended and restated memorandum and articles of association provides shareholders any right to bring business before a general meeting or to nominate directors. Our amended and restated articles of association only allow a majority of our board of directors or the chairman of our board of directors to call an extraordinary general meeting.

Cumulative Voting.  Under the DGCL, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director.

There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our amended and restated memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any fewer protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors.  Under the DGCL, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated memorandum and articles of association, directors can only be removed by the affirmative vote of the holders of representing at least 75% of the issued and outstanding shares of our company.

Transactions with Interested Shareholders.  The DGCL contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by an amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns 15% or more of the corporation’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among others, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Amendment of Governing Documents.  Under the DGCL, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. As permitted by Cayman Islands law, our amended and restated memorandum and articles of association may be amended by a special resolution of shareholders. In addition, any amendment to the director’s removal provisions requires the approval of holders of at least 75% of the issued and outstanding shares of our company.

Rights of Non-resident or Foreign Shareholders.  There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Indemnification.  Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud which may attach to such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

We intend to enter into indemnification agreements with our directors and executive officers to indemnify them to the fullest extent permitted by applicable law and our amended and restated memorandum and articles of association, from and against all costs, charges, expenses, liabilities and losses incurred in connection with any litigation, suit or proceeding to which such director or executive director is or is threatened to be made a party, witness or other participant.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

Registration Rights

We have granted registration rights to holders of our preference shares in connection with their purchase of the preference shares in July 2009. Set forth below is a description of the registration rights granted under the investors’ rights agreement.

Demand Registration Rights.  At any time after six months following an initial public offering, the holders of at least 25% of the ordinary shares issuable or issued upon conversion of our preference shares, or Registrable Securities, or the Initiating Holders, have the right to request that we file a registration statement covering the offer and sale of part or all of their Registrable Securities, provided that the securities proposed to be registered have an estimated market value of at least $7,500,000. We are not obligated to effect more than three such demand registrations. A demand registration is not considered to have been effected if an underwritten offering is contemplated by such demand registration and the conditions to closing specified in the applicable underwriting agreement are not satisfied for any reason, other than by reason of a failure by the Initiating Holders.

Form F-3 or Form S-3 Registration Rights.  At any time after six months following a qualified initial public offering, as defined in the investors’ rights agreement, if we are eligible to use Form F-3 or Form S-3, the Initiating Holders have the right to request that we file a registration statement on Form F-3 or Form S-3 covering part or all of their Registrable Securities provided that the securities proposed to be registered have an estimated market value of at least $3,000,000. There is no limit to the number of Form F-3 or Form S-3 registrations the Initiating Holders may request.

Piggyback Registration Rights.  If we propose to file a registration statement with respect to an offering of equity or equity — related securities of our company, we must generally offer each holder of Registrable Securities the opportunity to include its Registrable Securities in the registration statement. We have the right to withdraw or delay any registration whether or not any such holder has elected to participate in the registration. We are not required to register any Registrable Securities in an underwritten offering unless these securities are included in the underwriting and their holders enter into an underwriting agreement in customary form with the underwriters selected by us. The underwriters may exclude some or all of these securities if including them would have a significant adverse effect on the underwritten offering, provided that such exclusion does not reduce the number of Registrable Securities to be included by such holders below 20% of the total number of ordinary shares to be included in such offering.

Expenses of Registration.  We will pay all expenses relating to any demand, Form F-3, Form S-3 or piggyback registration, except for underwriting discounts and commissions.

Our Right to Defer Registration.  We have the right to defer the registration requested by the Initiating Holders pursuant to their demand registration rights and Form F-3 or Form S-3 registration rights, if within 10 days of the receipt of any registration request from the Initiating Holders we inform the Initiating Holders of our bona fide intention to file our own registration statement within 60 days of the receipt of such request, or if such request is made within six months immediately following the effective date of any registration statement relating to securities of our company. We can also defer such registration for a period of not more than 90 days if, in the good faith judgment of a majority of our board of directors, filing a registration statement at that time would require us to make a public disclosure of material non-public information which, but for the filing of the registration statement, would not be required to be disclosed and if disclosed, would have a materially adverse impact on us. We cannot use the deferral right described in the previous sentence more than once in any twelve month period.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

Citibank, N.A. has agreed to act as the depositary for the American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A. — Hong Kong, located at 10/F, Harbour Front (II), 22, Tak Fung Street, Hung Hom, Kowloon, Hong Kong.

We appoint Citibank as depositary pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov).

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of ADSs but that may not be contained in the deposit agreement.

Each ADS represents the right to receive one ordinary share on deposit with the custodian. An ADS also represents the right to receive any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of the Cayman Islands, which may be different from the laws in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on behalf of you to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company (“DTC”), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

Dividends and Distributions

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian bank. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the Cayman Islands laws and regulations.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement.

Distributions of Shares

Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-ordinary shares ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The depositary will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares other than in the form of ADSs.

The depositary will not distribute the rights to you if:

•	We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

•	We fail to deliver satisfactory documents to the depositary; or

•	It is not reasonably practicable to distribute the rights.

The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a holder of ordinary shares would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

The depositary will not distribute the property to you and will sell the property if:

•	We do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

•	We do not deliver satisfactory documents to the depositary; or

•	The depositary determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary in advance. If it is reasonably practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

Changes Affecting ordinary shares

The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the Shares. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of ordinary shares

The depositary may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by U.S. and the Cayman Islands legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

•	The ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

•	All preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised.

•	You are duly authorized to deposit the ordinary shares.

•	The ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).

•	The ordinary shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

•	ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices. Your ability to withdraw the ordinary shares may be limited by U.S. and Cayman Islands legal considerations applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•	Temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	Obligations to pay fees, taxes and similar charges.

•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in “Description of Share Capital — Ordinary Shares”.

At our request, the depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs.

Voting at our shareholders’ meetings is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or any shareholder present in person or by proxy. If the depositary bank timely receives voting instructions from a holder of ADSs, the depositary bank will endeavor to cause the ordinary shares on deposit to be voted as follows: (a) in the event voting takes place at a shareholders’ meeting by show of hands, the depositary bank will instruct the custodian to vote, directly or by proxy, all ordinary shares on deposit in accordance with the voting instructions received from a majority of the holders of ADSs who provided voting instructions; or (b) in the event voting takes place at a shareholders’ meeting by poll, the depositary bank will instruct the custodian to vote, directly or by proxy, the ordinary shares on deposit in accordance with the voting instructions received from holders of ADSs.

In the event of voting by poll, holders of ADSs in respect of which no timely voting instructions have been received shall be deemed to have instructed the depositary to give a discretionary proxy to a person designated by us to vote the ordinary shares represented by such holders’ ADSs; provided, that no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary that we do not wish such proxy to be given; provided, further, that no such discretionary proxy shall be given (x) with respect to any matter as to which we inform the depositary that (i) there exists substantial opposition, or (ii) the rights of holders of ADSs or the shareholders of the Company will be adversely affected and (y) in the event that the vote is on a show of hands.

Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, pursuant to the deposit agreement, we will give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date, although our post-IPO memorandum and articles of association only otherwise require an advance notice of at least 10 days.

Fees and Charges

As an ADS holder, you will be required to pay the following service fees to the depositary:

Service		Fees

•	Issuance of ADSs	Up to U.S. 5¢ per ADS issued
•	Cancellation of ADSs	Up to U.S. 5¢ per ADS canceled
•	Distribution of cash dividends or other cash distributions	Up to U.S. 5¢ per ADS held
•	Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights.	Up to U.S. 5¢ per ADS held
•	Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held
•	Depositary Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the Depositary
•	Transfer of ADRs	U.S. $1.50 per certificate presented for transfer

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

•	Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•	Taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The Depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividend, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes.

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as the Company and the Depositary may agree from time to time.

Amendments and Termination

We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary’s obligations to you. Please note the following:

•	We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•	The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•	The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•	We and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our memorandum and articles of association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

•	We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our memorandum and articles of association or in any provisions of or governing the securities on deposit.

•	We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•	We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

Pre-Release Transactions

Subject to the terms and conditions of the deposit agreement, the depositary may issue to broker/dealers ADSs before receiving a deposit of ordinary shares or release ordinary shares to broker/dealers before receiving ADSs for cancellation. These transactions are commonly referred to as “pre-release transactions,” and are entered into between the depositary and the applicable broker/dealer. The deposit agreement limits the aggregate size of pre-release transactions (not to exceed 30% of the shares or deposit in the aggregate) and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency (without liability for interest) for the applicable holders.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 10,600,000 ADSs outstanding, representing approximately 25.7% of our outstanding ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and although we have applied to list the ADSs on the NYSE, we cannot assure you that a regular trading market will develop for the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

We have agreed that we will not offer, sell, contract to sell, pledge, grant any option to purchase, purchase any option or contract to sell, right or warrant to purchase, make any short sale, file a registration statement with respect to, or otherwise dispose of (including entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership interests) any of our ADSs or ordinary shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ADSs or ordinary shares or any substantially similar securities, without the prior written consent of the representatives of the underwriters for a period ending 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee share options outstanding on the date hereof. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or announce any material news or a material event or (2) prior to the expiration of the “lock-up” period, we announce, or if the representatives determine, that we will release earnings results during the 15-day period following the last day of the “lock-up” period, then in each case the “lock-up” period will be automatically extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the announcement of the material news or material event, as applicable, unless the representatives waive, in writing, such an extension.

Each of our existing shareholders, executive officers and directors has agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, purchase any option or contract to sell, right or warrant to purchase, make any short sale, file a registration statement with respect to, or otherwise dispose of (including entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership interests) any of our ADSs or ordinary shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ADSs or ordinary shares or any substantially similar securities, without the prior written consent of the representatives for a period ending 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the relevant “lock-up” period, we release earnings results or announce any material news or a material event or (2) prior to the expiration of the “lock-up” period, we announce, or if the representatives determine, that we will release earnings results during the 15-day period following the last day of the “lock-up” period, then in each case the “lock-up” period will be automatically extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the announcement of the material news or material event, as applicable, unless the representatives waive, in writing, such an extension. After the expiration of the 180-day period, the ordinary shares or ADSs held by our existing shareholders, executive officers and directors may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

All of our ordinary shares outstanding prior to this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of us and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

•	1% of the then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal 412,534 ordinary shares immediately after this offering, assuming the underwriters do not exercise their option to purchase additional ADSs; or

•	the average weekly trading volume of our ordinary shares, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell such ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Registration Rights

Upon completion of this offering, certain holders of our ordinary shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital — Registration Rights.”

TAXATION

The following summary of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman, our special Cayman Islands counsel. To the extent that the discussion relates to legal conclusions under current United States federal income tax law, and subject to qualifications herein, it represents the opinion of Skadden, Arps, Slate, Meagher and Flom LLP, our special United States counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Council:

(1) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

(2) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

The undertaking for us is for a period of twenty years from August 24, 2010.

People’s Republic of China Taxation

Under the new Enterprise Income Tax Law, or EIT Law, and its implementation rules, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes. We are a holding company incorporated in the Cayman Islands, which indirectly holds, through our Hong Kong subsidiary, 100% of our equity interests in our subsidiary in the PRC. Our business operations are principally conducted through our PRC subsidiary and its SPEs and most of our directors and management staff are PRC nationals. If we are considered a PRC tax resident enterprise under the above definition, then our global income will be subject to PRC enterprise income tax at the rate of 25%. Further, the EIT Law and the implementation rules provide that an income tax rate of 10% may be applicable to China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent that is not a PRC resident enterprise, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, unless there are applicable treaties that reduce such rate. Under a special arrangement between China and Hong Kong, such dividend withholding tax rate is reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company distributing the dividends. As our Hong Kong subsidiary owns 100% of our PRC subsidiary, under the aforesaid arrangement, any dividends that our PRC subsidiary pay our Hong Kong subsidiary may be subject to a withholding tax at the rate of 5% if our Hong Kong subsidiary is not considered to be a PRC tax resident enterprises as described below. However, if our Hong Kong subsidiary is not considered to be the beneficial owners of such dividends under a tax notice promulgated on October 27, 2009, such dividends would be subject to the withholding tax rate of 10%.

The implementation rules of the new Enterprise Income Tax Law provide that (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%, subject to reduction by an applicable treaty.

See “Risk Factors — Risks Related to Doing Business in China — Dividends we receive from our subsidiary located in the PRC may be subject to PRC withholding tax.”

Material United States Federal Income Tax Considerations

The following is a summary of the material United States federal income tax considerations relating to the acquisition, ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that will acquire our ADSs or ordinary shares in the offering and will hold our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, the Code. This summary is based upon existing United States federal tax law, including the Code, its legislative history, existing, temporary and proposed regulations thereunder, published rulings and court decisions, all of which are subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the IRS with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities treated as partnerships for United States federal income tax purposes) and their partners and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our voting stock, holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. This summary does not address holders of equity interests in a holder of ADSs or ordinary shares. In addition, this summary does not discuss any United States federal estate, gift or alternative minimum tax consequences or any non-United States, state or local tax considerations. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

General

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner of a partnership holding our ADSs or ordinary shares, the U.S. Holder is urged to consult its tax advisor regarding an investment in our ADSs or ordinary shares.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with the terms.

For United States federal income tax purposes, a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company”, or PFIC, for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income, or the asset test. Passive income is any income that would be foreign personal holding company income under the Code including, without limitation, dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income, net gains from commodity transactions, net foreign currency gains and income from notional principal contracts. For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company’s unbooked intangibles are taken into account. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is unclear, we treat Beijing Bitauto Information Technology Company Limited, or BBIT, Beijing C&I Advertising Company Limited, or CIG, and Beijing Easy Auto Media Co., Ltd., or BEAM, as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. If it were determined, however, that we are not the owner of the above entities for United States federal income tax purposes, we would likely be treated as a PFIC for our current taxable year and any subsequent taxable year.

Assuming that we are the owner of BBIT, CIG and BEAM for United States federal income tax purposes, we primarily operate as a provider of Internet marketing services for China’s automotive industry. Based on our current income and assets and projections as to the value of our ADSs and outstanding ordinary shares pursuant to this offering, we do not expect to be classified as a PFIC for the current taxable year or the foreseeable future. While we do not anticipate becoming a PFIC, because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC for the current or subsequent taxable years. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization following the close of this offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become classified as a PFIC for the current or one or more future taxable years.

The composition of our income and our assets will also be affected by (i) future growth in activities that may potentially produce passive income, and (ii) how, and how quickly, we spend our liquid assets, including the cash raised in this offering. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may successfully challenge our classification of certain income and assets as non-passive, which may result in our company becoming classified as a PFIC for the current or subsequent taxable years. Because PFIC status is a fact-intensive determination made on an annual basis and will depend upon the composition of our assets and income, and the value of our tangible and intangible assets from time to time, no assurance can be given that we are not or will not become classified as a PFIC. If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or ordinary shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are classified as a PFIC for our current or subsequent taxable years are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. For taxable years beginning before January 1, 2011, a non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a maximum United States federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. We have applied to list the ADSs on the NYSE. Provided the listing is approved on either of the New York Stock Exchange or the NASDAQ Global Market, which is an established securities markets in the United States, the ADSs are expected to be readily tradable. Thus, we believe that dividends we pay on our ADSs will meet the conditions required for the reduced tax rates. Since we do not expect that our ordinary shares will be listed on an established securities market, we do not believe that dividends we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for these reduced tax rates. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. See “Taxation — People’s Republic of China Taxation.” We may, however, be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation.

Dividends generally will be treated as income from foreign sources for United States foreign tax credit purposes and generally will constitute passive category income. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld, may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in amounts equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the

ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain under the United States-PRC income tax treaty. The deductibility of a capital loss is subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special United States federal income tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or ordinary shares. Under the PFIC rules the:

•	excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•	amounts allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, or a pre-PFIC year, will be taxable as ordinary income;

•	amounts allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

•	interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than the current taxable year or a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of each such non-United States subsidiary classified as a PFIC for purposes of the application of these rules. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs, but not our ordinary shares, provided that the listing of the ADSs on the New York Stock Exchange or the NASDAQ Global Market is approved and that the ADSs are regularly traded. We anticipate that our ADSs should qualify as being regularly traded for the purposes of the mark-to-market rules, but no assurances may be given in this regard. If a U.S. Holder makes a valid mark-to-market election, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. In the case of a U.S. Holder who has held ADSs or ordinary shares during any taxable year in respect of which we were classified as a PFIC and continues to hold such ADSs or ordinary shares (or any portion thereof) and has not previously determined to make a mark-to-market election, and who is now considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs or ordinary shares.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

The “QEF election” regime, which may potentially serve as a further alternative to the foregoing rules, will not be available. Subject to various limitations, a U.S. Holder may make a “qualified electing fund” election, or “QEF election”, with respect to a PFIC in which the U.S. Holder directly or indirectly owns shares. If a U.S. Holder timely makes a valid QEF election, such holder must generally include in income, on a current basis, its pro rata share of the PFIC’s net capital gain and other earnings and profits, in each case whether or not such income is actually distributed, for each year the corporation meets the PFIC income test or the PFIC asset test. In such case, a subsequent distribution of those earnings and profits that were previously included in the U.S. Holder’s income will not be taxable as dividends. Under the QEF election rules, the tax basis of a U.S. Holder’s ADSs or ordinary shares will be increased by amounts that are included in income, and decreased by amounts distributed on ADSs or ordinary shares but not taxed as dividends. A U.S. Holder may elect to defer actual payment of the tax liability arising from certain “non-passive” income until the PFIC makes actual distributions of amounts previously deemed included in such U.S. Holder’s income, subject to an interest charge generally applicable to underpayments of tax on such deferred tax liability. Notwithstanding the foregoing, a U.S. Holder may be required to report taxable income as a result of the QEF election without corresponding receipts of cash. No portion of any such ordinary earnings inclusions would be eligible for the reduced 15% tax rate on non-corporate taxpayers in respect of “qualified dividends.” A QEF election would only be possible for a U.S. Holder if the PFIC furnished such U.S. Holder with certain information, including statements with sufficient information to enable the holder to calculate its pro rata share of the PFIC’s net capital gains and ordinary earnings on an annual basis. Because we do not intend to provide the information necessary to enable a U.S. Holder to make a QEF election, the QEF election will not be available to U.S. Holders.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder may be required to file an annual IRS Form 8621. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding and disposing ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election and the unavailability of the QEF election.

Information Reporting and Backup Withholding

Dividend payments with respect to the ADSs or ordinary shares and proceeds from the sale, exchange or redemption of the ADSs or ordinary shares may be subject to information reporting to IRS the and possible United States backup withholding at a rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s United States federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

Pursuant to the Hiring Incentives to Restore Employment Act enacted on March 18, 2010, in taxable years beginning after the date of enactment, an individual U.S. Holder and certain entities may be required to submit to the IRS certain information with respect to his or her beneficial ownership of the ADSs or ordinary shares, if such ADSs or ordinary shares are not held on his or her behalf by a financial institution. This new law also imposes penalties if an individual U.S. Holder is required to submit such information to the IRS and fails to do so.

UNDERWRITING

Citigroup Global Markets Inc. and UBS AG are acting as joint book-running managers of this offering and as the representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement to be entered into among us, the selling shareholders and the underwriters, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of ADSs set forth opposite the underwriter’s name.

Number of
Underwriters	ADSs

Citigroup Global Markets Inc.
UBS AG
Oppenheimer & Co. Inc.
Lazard Capital Markets LLC

Total	10,600,000

The underwriting agreement provides that the obligations of the underwriters to purchase the ADSs included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the ADSs (other than those covered by the over-allotment option described below) if they purchase any of the ADSs. Our ADSs are offered subject to the underwriters’ receipt and acceptance of our ADSs and the underwriters’ right to reject orders in whole or in part.

ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $      per ADS. If all the ADSs are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us and the selling shareholders that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more ADSs than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,590,000 additional ADSs at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional ADSs approximately proportionate to that underwriter’s initial purchase commitment. Any ADSs issued or sold under the option will be issued and sold on the same terms and conditions as the other ADSs that are the subject of this offering.

We, our directors, executive officers and all of our shareholders have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of the representatives, dispose of or hedge any of our ordinary shares, ADSs, or any securities convertible into or exchangeable for our ordinary shares. The representatives in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

At our request, the underwriters have reserved up to 6.9% of the ADSs being offered in this offering (assuming no exercise of the over-allotment option) for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us. Any sale to these persons will be made by UBS Financial Services Inc., an affiliate of UBS AG, through a directed share program. The number of ADSs available for sale to the general public will be reduced by the number of directed ADSs purchased by participants in the program. Except for certain of our officers, directors and employees who have entered into lock-up agreements as contemplated in the immediately preceding paragraph, each person buying ADSs through the program has agreed that, for a period of 25 days from the date of this prospectus, he or she will not, without the prior written consent of the representatives, dispose of or hedge any ADSs, ordinary shares, or any securities convertible into or exchangeable for our ADSs or ordinary shares with respect to ADSs purchased in the program. For certain officers, directors and employees purchasing ADSs through the program, the lock-up agreements contemplated in the immediately preceding paragraph shall govern with respect to their purchases. The representatives in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. Any directed ADSs not purchased will be offered by the underwriters to the general public on the same basis as all other ADSs offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed ADSs.

Prior to this offering, there has been no public market for the ADSs. Consequently, the initial public offering price for the ADSs will be determined by negotiations among us, the selling shareholders and the representatives. Among the factors to be considered in determining the initial public offering price are our results of operations, our current financial position, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the ADSs will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in the ADSs will develop and continue after this offering.

We have applied to have the ADSs listed on the NYSE under the symbol ‘‘BITA.”

The following table shows the underwriting discounts and commissions that we and the selling shareholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Paid by Us		Paid by the Selling Shareholders
	No Exercise	Full Exercise	No Exercise	Full Exercise

Per ADS	$	$	$	$
Total	$	$	$	$

In connection with the offering, the underwriters may purchase and sell ADSs in the open market. Purchases and sales of ADSs in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of ADSs than they are required to purchase in the offering.

•	“Covered” short sales are sales of ADSs in an amount up to the number of ADSs represented by the underwriters’ over-allotment option.

•	“Naked” short sales are sales of ADSs in an amount in excess of the number of ADSs represented by the underwriters’ over-allotment option.

•	Covering transactions involve purchases of ADSs either pursuant to the over-allotment option or in the open market after the distribution has been completed in order to cover short positions.

•	To close a naked short position, the underwriters must purchase ADSs in the open market after the distribution has been completed. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.

•	To close a covered short position, the underwriters must purchase ADSs in the open market after the distribution has been completed or must exercise the over-allotment option. In determining the source of ADSs to close the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option.

•	Stabilizing transactions involve bids to purchase ADSs so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ADSs. They may also cause the price of the ADSs to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

The underwriters may, from time to time, engage in transactions with and perform commercial banking, investment banking and advisory services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

All sales of ADSs in the United States will be made through United States registered broker-dealers. UBS AG is expected to make offers and sales in the United States through its SEC-registered broker-dealer affiliate selling agent, UBS Securities LLC. Sales of ADSs made outside the United States may be made by affiliates of the underwriters. Citigroup Global Markets Inc.’s address is 388 Greenwich Street, New York, NY 10013, U.S.A. UBS AG’s address is 52/F, International Finance Centre, 8 Finance Street, Central, Hong Kong. UBS Securities LLC’s address is 299 Park Avenue, New York, NY 10171, U.S.A. In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

NOTICE TO INVESTORS

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of ADSs described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the ADSs that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined below) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of ADSs described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the ADSs have not authorized and do not authorize the making of any offer of ADSs through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the ADSs as contemplated in this prospectus. Accordingly, no purchaser of the ADSs, other than the underwriters, is authorized to make any further offer of the ADSs on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Switzerland

This prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations, or CO, and the ADSs will not be listed on the SIX Swiss Exchange. Therefore, this prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the ADSs may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the ADSs with a view to distribution.

Notice to Prospective Investors in Australia

This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the ADSs.

The ADSs are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the ADSs has been, or will be, prepared.

This prospectus does not constitute an offer in Australia other than to wholesale clients. By submitting an application for the ADSs, you represent and warrant to us that you are a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, the ADSs shall be deemed to be made to such recipient and no applications for the ADSs will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for the ADSs you undertake to us that, for a period of 12 months from the date of issue of the ADSs, you will not transfer any interest in the ADSs to any person in Australia other than to a wholesale client.

Notice to Prospective Investors in Hong Kong

The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and the ADSs will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with the conditions set forth in the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

In addition, investors in Singapore should note that the securities acquired by them are subject to resale and transfer restrictions specified under Section 276 of the SFA, and they, therefore, should seek their own legal advice before effecting any resale or transfer of their securities.

Notice to Prospective Investors in the Cayman Islands

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

Notice to Prospective Investors in the PRC

This prospectus has not been and will not be circulated or distributed in the PRC, and our ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any residents of the PRC except pursuant to applicable laws and regulations of the PRC. For the purposes of this paragraph, the PRC does not include Taiwan, Hong Kong or Macau.

Notice to Prospective Investors in Qatar

In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Notice to Prospective Investors in Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds”, its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Notice to Prospective Investors in the United Arab Emirates

Our company has not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities or governmental agencies in the United Arab Emirates. This prospectus is strictly private and confidential and has not been reviewed, deposited or registered with any licensing authority or governmental agency in the United Arab Emirates, and is being issued to a limited number of institutional investors and must not be provided to any person other than the original recipient and may not be reproduced or used for any other purpose. The ADSs may not be offered or sold directly or indirectly to the public in the United Arab Emirates.

Notice to Prospective Investors in Saudi Arabia

This prospectus may not be distributed in the Kingdom except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with the offer and sale of the ADSs by us and the selling shareholders. The total expenses will be allocated among the selling shareholders and us proportionally according to the amount of proceeds received by each party. With the exception of the Securities and Exchange Commission registration fee and the Financial Industry Regulatory Authority, Inc. filing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$10,430
NYSE Listing Fee	150,000
Financial Industry Regulatory Authority, Inc. Fee	15,128
Printing and Engraving Expenses	150,000
Legal Fees and Expenses	1,500,000
Accounting Fees and Expenses	1,295,000
Miscellaneous	700,000

Total	$3,820,558

LEGAL MATTERS

We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain legal matters as to United States federal securities and New York state law. The underwriters are being represented by Shearman & Sterling LLP with respect to certain legal matters as to United States federal securities and New York state law. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Conyers Dill & Pearman. Certain legal matters as to PRC law will be passed upon for us by Han Kun Law Offices and for the underwriters by King & Wood. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Conyers Dill & Pearman with respect to matters governed by Cayman Islands law and Han Kun Law Offices with respect to matters governed by PRC law. Shearman & Sterling LLP may rely upon King & Wood with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of Bitauto Holdings Limited, as of December 31, 2008 and 2009, and for each of the three years in the period ended December 31, 2009, appearing in this prospectus and registration statement have been audited by Ernst & Young Hua Ming, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The offices of Ernst & Young Hua Ming are located at 17/F Ernst & Young Tower, Oriental Plaza, No.1 East Chang An Avenue, Beijing 100738, the People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission, or the SEC, a registration statement on Form F-1, including relevant exhibits and securities under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. We have also filed with the SEC a related registration statement on F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon completion of this offering we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual report on Form 20-F, within six months of our fiscal year end, with the SEC. For the fiscal years ending on or after December 31, 2012, we will be required to file our annual reports on Form 20-F within 120 days after the end of each fiscal year. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain additional information over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with International Financial Reporting Standards, and all notices of shareholders’ meetings and other reports and communications generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

BITAUTO HOLDINGS LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated statements of comprehensive income for the years ended December 31, 2007, 2008 and 2009	F-3

Consolidated statements of financial position as at December 31, 2008 and 2009	F-4

Consolidated statements of changes in equity for the years ended December 31, 2007, 2008 and 2009	F-5

Consolidated statements of cash flows for the years ended December 31, 2007, 2008 and 2009	F-6

Notes to consolidated financial statements for the years ended December 31, 2007, 2008 and 2009	F-7

Unaudited Interim Consolidated Financial Statements

Unaudited interim consolidated statements of comprehensive income for the nine months ended September 30, 2009 and 2010	F-65

Unaudited interim consolidated statements of financial position as at September 30, 2010 and audited consolidated statements of financial position as at December 31, 2009	F-66

Unaudited interim consolidated statements of changes in equity for the nine months ended September 30, 2009 and 2010	F-67

Unaudited interim consolidated statements of cash flows for the nine months ended September 30, 2009 and 2010	F-69

Notes to unaudited interim consolidated financial statements for the nine months ended September 30, 2009 and 2010	F-70

Report of Independent Registered Public Accounting Firm

The Board of Directors of Bitauto Holdings Limited

We have audited the accompanying consolidated statements of financial position of Bitauto Holdings Limited (the “Company”) as at December 31, 2008 and 2009, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bitauto Holdings Limited at December 31, 2008 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/  Ernst & Young Hua Ming

Beijing, People’s Republic of China
October 28, 2010

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

	Notes	2007	2008	2009
		RMB	RMB	RMB

Continuing operations
Revenue	4	127,698,765	238,977,561	293,313,061
Cost of revenue		(44,501,925)	(74,223,973)	(105,746,286)

Gross profit		83,196,840	164,753,588	187,566,775
Selling and administrative expenses	5.1	(67,588,916)	(99,951,192)	(125,267,481)
Product development expenses		(4,644,046)	(14,436,509)	(17,089,988)

Operating profit		10,963,878	50,365,887	45,209,306
Other income	5.2	1,933,278	4,179,162	594,213
Other expenses	5.3	(43,339)	(1,266,805)	(1,167,647)
Changes in fair value of derivative component of convertible preference shares	18	(155,202,332)	50,294,966	(33,305,170)
Changes in fair value of convertible promissory notes	18	—	(8,708,905)	680,067
Interest income		743,185	636,446	372,785
Finance costs on convertible preference shares		(4,252,104)	(10,747,750)	(14,917,041)

(Loss)/profit before tax from continuing operations		(145,857,434)	84,753,001	(2,533,487)
Income tax expense	6	(126,824)	(438,826)	(3,502,093)

(Loss)/profit for the year from continuing operations		(145,984,258)	84,314,175	(6,035,580)
Discontinued operations
Loss after tax for the year from discontinued operations	7	(28,432,212)	(47,898,076)	(54,312,233)

(Loss)/profit for the year		(174,416,470)	36,416,099	(60,347,813)

Other comprehensive income
Foreign currency exchange difference		10,021,588	18,325,921	197,559

Other comprehensive income for the year, net of tax		10,021,588	18,325,921	197,559

Total comprehensive (loss)/income for the year		(164,394,882)	54,742,020	(60,150,254)

Attributable to:
Ordinary shareholders
(Loss)/profit for the year from continuing operations		(145,984,258)	84,314,175	(6,035,580)
Loss for the year from discontinued operations		(28,641,233)	(46,599,995)	(54,012,212)

(Loss)/profit for the year attributable to ordinary shareholders		(174,625,491)	37,714,180	(60,047,792)

Attributable to:
Non-controlling interest
Profit for the year from continuing operations		—	—	—
Profit/(loss) for the year from discontinued operations		209,021	(1,298,081)	(300,021)

Profit/(loss) for the year attributable to non-controlling interest		209,021	(1,298,081)	(300,021)

Total comprehensive (loss)/income attributable to:
Ordinary shareholders		(164,603,903)	56,040,101	(59,850,233)
Non-controlling interest		209,021	(1,298,081)	(300,021)
(Loss)/profit per share	16
— basic, (loss)/profit for the year per share attributable to ordinary shareholders		(8.21)	1.41	(2.07)
— diluted, (loss)/profit for the year per share attributable to ordinary shareholders		(8.21)	0.87	(2.07)
(Loss)/profit per share from continuing operations	16
— basic, (loss)/profit per share from continuing operations attributable to ordinary shareholders		(6.86)	3.16	(0.21)
— diluted, (loss)/profit from continuing operations attributable to ordinary shareholders		(6.86)	1.64	(0.21)

The accompanying notes are an integral part of the consolidated financial statements

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT DECEMBER 31, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

	Notes	2008	2009
		RMB	RMB

ASSETS
Non-current assets
Property, plant and equipment	8	20,369,983	19,701,273
Intangible assets	9	20,080,170	23,015,266
Goodwill	10	48,064,833	58,745,849
Deferred tax assets	6	1,647,914	1,642,693

		90,162,900	103,105,081

Current assets
Trade and notes receivables	12	139,155,841	224,800,373
Prepayments and other receivables	13	32,849,015	36,333,953
Due from related parties	21	3,670,407	15,741,413
Other current assets		59,860	2,289,965
Cash and cash equivalents	14	100,576,916	150,595,315

		276,312,039	429,761,019

TOTAL ASSETS		366,474,939	532,866,100

EQUITY AND LIABILITIES
Equity
Issued capital	15	3,613	3,905
Share premium	15	22,385,229	45,864,771
Share consideration to be issued	3	16,561,452	—
Employee equity benefit reserve		2,731,945	3,024,104
Other reserve
— Foreign currency translation reserve		29,331,764	29,529,323
Accumulated losses		(212,541,689)	(272,589,481)

Equity attributable to ordinary shareholders		(141,527,686)	(194,167,378)
Non-controlling interest		299,191	(830)

Total equity		(141,228,495)	(194,168,208)

Non-current liabilities
Convertible preference shares	18	305,850,492	473,619,896
Convertible promissory notes	18	42,743,588	—
Deferred tax liabilities	6	4,488,834	3,679,499

		353,082,914	477,299,395

Current liabilities
Trade payables	19	60,997,221	152,273,917
Other payables and accruals	20	70,036,493	72,729,752
Due to related parties	21	13,358,492	5,661,332
Deferred revenue		—	2,095,987
Income tax payable		10,228,314	16,973,925

		154,620,520	249,734,913

Total liabilities		507,703,434	727,034,308

TOTAL EQUITY AND LIABILITIES		366,474,939	532,866,100

The accompanying notes are an integral part of the consolidated financial statements

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

	Attributable to Ordinary Shareholders
					Other Reserve -
	Issued		Share Consideration	Employee Equity	Foreign Currency
	Capital	Share Premium	to be Issued	Benefits Reserve	Translation	Accumulated		Non-Controlling	Total
	(Note 15)	(Note 15)	(Note 3)	(Note 17)	Reserve	Losses	Total	Interest	Equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

At January 1, 2007	3,498	—	—	98,788	984,255	(58,508,483)	(57,421,942)	—	(57,421,942)
(Loss)/profit for the year	—	—	—	—	—	(174,625,491)	(174,625,491)	209,021	(174,416,470)
Other comprehensive income	—	—	—	—	10,021,588	—	10,021,588	—	10,021,588

Total comprehensive income/(loss) for the year	—	—	—	—	10,021,588	(174,625,491)	(164,603,903)	209,021	(164,394,882)
Share-based payment	—	—	—	2,142,991	—	—	2,142,991	—	2,142,991
Issuance of ordinary shares	19	303,607	—	(303,626)	—	—	—	—	—
Repurchase of issued ordinary shares	(200)	—	—	—	—	(4,287,347)	(4,287,547)	—	(4,287,547)
Acquisition of Autoworld Media Company Limited — equity settled consideration (Note 3)	—	—	38,643,370	—	—	—	38,643,370	—	38,643,370
Contribution from non-controlling interest (Note 3)	—	—	—	—	—	—	—	400,000	400,000

At December 31, 2007	3,317	303,607	38,643,370	1,938,153	11,005,843	(237,421,321)	(185,527,031)	609,021	(184,918,010)

At January 1, 2008	3,317	303,607	38,643,370	1,938,153	11,005,843	(237,421,321)	(185,527,031)	609,021	(184,918,010)
Profit/(loss) for the year	—	—	—	—	—	37,714,180	37,714,180	(1,298,081)	36,416,099
Other comprehensive income	—	—	—	—	18,325,921	—	18,325,921	—	18,325,921

Total comprehensive income/(loss) for the year	—	—	—	—	18,325,921	37,714,180	56,040,101	(1,298,081)	54,742,020
Acquisition of Autoworld Media Company Limited — equity settled consideration (Note 3)	296	22,081,622	(22,081,918)	—	—	—	—	—	—
Share-based payment	—	—	—	793,792	—	—	793,792	—	793,792
Acquisition of subsidiaries (Note 3)	—	—	—	—	—	—	—	428,251	428,251
Recognition of non-controlling interest (Note 3)	—	—	—	—	—	—	—	960,000	960,000
Acquisition of non-controlling interest (Note 3)	—	—	—	—	—	—	—	(400,000)	(400,000)
Distribution to shareholders (Note 7)	—	—	—	—	—	(12,834,548)	(12,834,548)	—	(12,834,548)

At December 31, 2008	3,613	22,385,229	16,561,452	2,731,945	29,331,764	(212,541,689)	(141,527,686)	299,191	(141,228,495)

At January 1, 2009	3,613	22,385,229	16,561,452	2,731,945	29,331,764	(212,541,689)	(141,527,686)	299,191	(141,228,495)
Loss for the year	—	—	—	—	—	(60,047,792)	(60,047,792)	(300,021)	(60,347,813)
Other comprehensive income	—	—	—	—	197,559	—	197,559	—	197,559

Total comprehensive income/(loss) for the year	—	—	—	—	197,559	(60,047,792)	(59,850,233)	(300,021)	(60,150,254)
Acquisition of Autoworld Media Company Limited — equity settled consideration (Note 3)	292	23,479,542	(16,561,452)	—	—	—	6,918,382	—	6,918,382
Share-based payment	—	—	—	292,159	—	—	292,159	—	292,159

At December 31, 2009	3,905	45,864,771	—	3,024,104	29,529,323	(272,589,481)	(194,167,378)	(830)	(194,168,208)

The accompanying notes are an integral part of the consolidated financial statements

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

	Notes	2007	2008	2009
		RMB	RMB	RMB

Operating activities
(Loss)/profit before tax from continuing operations		(145,857,434)	84,753,001	(2,533,487)
Loss before tax from discontinued operations		(27,584,601)	(43,833,595)	(50,911,927)

(Loss)/profit before tax		(173,442,035)	40,919,406	(53,445,414)

Non-cash adjustments to reconcile (loss)/profit before tax to net cash flows:
Depreciation of property, plant and equipment	8	1,813,208	4,503,765	5,848,993
Amortization of intangible assets	9	318,324	5,189,647	4,574,835
Loss on disposal of a subsidiary	7	—	—	300,412
Loss on disposal of property, plant and equipment		617,975	683,683	884,748
Share-based payment	17	2,142,991	793,792	292,159
Provision for bad debts	12	853,451	1,550,933	2,469,167
Interest income		(778,250)	(739,047)	(422,999)
Unrealized exchange gains	5.2	(1,933,278)	(4,147,693)	(308,962)
Finance costs		4,252,104	10,747,750	14,917,041
Changes in fair value of derivative component of convertible preference shares		155,202,332	(50,294,966)	33,305,170
Changes in fair value of convertible promissory notes		—	8,708,905	(680,067)
Changes in working capital:
Trade and notes receivables		(21,717,214)	(70,054,888)	(88,186,327)
Prepayments and other receivables		(13,950,944)	4,455,456	(8,776,120)
Due from related parties		(664,510)	(143,874)	(12,071,006)
Other current assets		(660,472)	(1,339,356)	(2,230,105)
Trade payables		(3,985,099)	12,092,039	95,203,598
Other payables and accruals		49,857,705	(11,704,720)	17,550,825
Deferred revenue		—	—	2,095,987
Due to related parties		—	13,358,492	(7,697,160)

		(2,073,712)	(35,420,676)	3,624,775
Interest received		778,250	739,047	422,999
Income tax paid		(123,915)	(237,803)	(886,752)

Net cash flows (used in)/from operating activities		(1,419,377)	(34,919,432)	3,161,022

Investing activities
Proceeds from sale of property, plant and equipment		—	—	4,887,028
Purchases of property, plant and equipment	8	(5,200,008)	(16,114,299)	(11,001,677)
Purchases of intangible assets	9	(1,741,467)	(255,610)	(7,858,328)
Acquisition of subsidiaries, net of cash acquired	3	2,977,056	(21,755,543)	(17,160,682)

Net cash flows used in investing activities		(3,964,419)	(38,125,452)	(31,133,659)

Financing activities
Proceeds from issue of convertible preference shares	18.1	109,569,000	—	81,990,000
Financing cost associated with issuance of convertible preference shares		(4,024,631)	—	(4,093,967)
Proceeds from issue of convertible promissory notes	18.2	—	34,264,500	—
Distribution to shareholders	7	—	(13,610,000)	—
Acquisition of non-controlling interest in subsidiaries	3	—	(400,000)	—
Contribution from non-controlling interest	3	400,000	—	—
Repurchase of ordinary shares	15	(4,100,016)	—	—

Net cash flows from financing activities		101,844,353	20,254,500	77,896,033

Net increase/(decrease) in cash and cash equivalents		96,460,557	(52,790,384)	49,923,396
Net foreign exchange difference		708,094	253,496	95,003
Cash and cash equivalents at beginning of the year		55,945,153	153,113,804	100,576,916

Cash and cash equivalents at end of the year		153,113,804	100,576,916	150,595,315

Supplemental disclosure of non-cash activities:
Acquisition of Autoworld Media Company Limited	3	64,519,460	—	6,918,382
Repurchase of ordinary shares	15	187,531	—	—
Acquisition of subsidiary	3	—	360,000	—
Purchase of software		—	—	1,630,000
Recognition of non-controlling interest	3	—	960,000	—
Conversion of convertible promissory notes	18.2	—	—	42,063,521

The accompanying notes are an integral part of the consolidated financial statements

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

1.	Corporate information

Bitauto Holdings Limited (the “Company”) is a limited liability company incorporated and domiciled in the Cayman Islands. The registered office is located at Scotia Centre, George Town, Grand Cayman, Cayman Islands.

The Company does not conduct any substantial operations other than acting as an investment holding company and parent of its subsidiary and special purpose entities (the “SPEs”). The Company, its subsidiary and SPEs (collectively, the “Group”) conducts its business operations through the Company’s subsidiary and SPEs, which are all established in the People’s Republic of China (the “PRC”).

The Group is principally engaged in the provision of media services in the automobile industry, including advertising services and advertising agent services in the PRC.

As at December 31, 2009, the Company’s subsidiary and the SPEs are as follows:

Place and Date of Incorporation
Name	or Registration and Place of Operations

Subsidiary
Beijing Bitauto Internet Information Company Limited	January 20, 2006 PRC
SPEs
Beijing C&I Advertising Company Limited	December 30, 2002 PRC
Beijing Carsfun Media Advertising Company Limited	May 17, 2005 PRC
Beijing Bitauto Information Technology Company Limited	November 30, 2005 PRC
Beijing A&I Advertising Company Limited	November 30, 2005 PRC
Beijing Brainstorm Advertising Company Limited	February 10, 2006 PRC
Beijing New Line Advertising Company Limited	June 8, 2006 PRC
Beijing Auto Alliances Company Limited	February 27, 2006 PRC
Chongqing Chenxing Advertising Company Limited	December 17, 2007 PRC
Shanghai You Shi Advertising Communication Company Limited	December 24, 2001 PRC
Jiangsu Auto Alliances Advertising Company Limited	May 9, 2007 PRC
Beijing Bitauto Interactive Advertising Company Limited	December 12, 2007 PRC
Beijing Auto Times Advertising Company Limited	December 12, 2007 PRC
Beijing Bitauto Linkage Advertising Company Limited	December 12, 2007 PRC

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

Place and Date of Incorporation
Name	or Registration and Place of Operations

SPEs
Che Zhi Meng (Beijing) Advertising Company Limited	April 30, 2008 PRC
Shanghai Cheng Chen Media Company Limited	December 30, 2006 PRC
Beijing Radio Alliance Advertising Company Limited	July 10, 2007 PRC
Beijing You Jie Information Company Limited	July 11, 2008 PRC
Beijing Auto Reach Media Company Limited	January 28, 2008 PRC
Beijing Auto Communication Media Company Limited	February 19, 2008 PRC
Beijing Auto Radio Advertising Company Limited	July 08, 2008 PRC
Beijing Easy Reach Media Company Limited	February 19, 2008 PRC
You Jie Wei Ye (Beijing) Culture Media Company Limited	February 02, 2008 PRC
Beijing Easy Auto Media Company Limited	March 07, 2008 PRC
Shanghai Max Vision Media Company Limited	December 05, 2008 PRC
Shanghai Max TV Media Company Limited	December 05, 2008 PRC
Beijing Auto Radio Media Company Limited	January 31, 2008 PRC
Beijing Auto Culture Media Company Limited	March 07, 2008 PRC
Xuzhou Xun Mei Culture Media Company Limited	March 09, 2009 PRC
Jurong Bo Da Culture Media Company Limited	March 09, 2009 PRC
Beijing Auto Reach Technology Company Limited	October 16, 2008 PRC
Beijing Auto Reaches Media Company Limited	October 16, 2008 PRC

For the years ended December 31, 2007, 2008 and 2009, the Company controlled 100% of its subsidiary and the SPEs except for the following:

Beijing Auto Alliances Company Limited (2007, 2008 and 2009: 60%)

Chongqing Chenxing Advertising Company Limited (2007: 60%, 2008 and 2009:100%)

Che Zhi Meng (Beijing) Advertising Company Limited (2007: 0%, 2008 and 2009:60%)

Shanghai Cheng Chen Media Company Limited (2007: 0%, 2008: 70%, 2009:0%)

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

The subsidiary’s principal activities are the provision of technical and consulting services to the SPEs. All of the SPEs principal activities are the provision of advertising services and advertising agent services through various forms of media, such as website, newspaper, magazine, radio and television channels.

2.1  Basis of preparation

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments that have been measured at fair value. The consolidated financial statements are presented in Renminbi (“RMB”).

The Group has a net deficiency in assets as at December 31, 2009, primarily due to the convertible preference share liability. The redemption date of the convertible preference shares will commence from July 2013. The Board of Directors believes that the Group will be able to meet with all other liabilities when they fall due in the foreseeable future from December 31, 2009. Accordingly, the consolidated financial statements have been prepared on a going concern basis.

Statement of compliance

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

Basis of consolidation after January 1, 2009

Pursuant to a number of contractual and trust agreements, the Company owns and controls its SPEs through nominees. At the option of the Company, the Company could or could direct another person to purchase the entire equity interests of the SPEs from the nominees. In addition, the nominees transferred to the Company all the voting power over the financial and operating policies of the SPEs as well as all the economic benefits received from the SPEs.

The consolidated financial statements comprise the financial statements of the Company, its subsidiaries and its SPEs for the years ended December 31, 2007, 2008 and 2009.

Subsidiaries and SPEs are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries and SPEs are prepared for the same reporting period as the parent company, using consistent accounting policies. All intercompany balances, income and expenses, unrealized gains and losses and dividends resulting from intercompany transactions are eliminated in full.

A change in the ownership interest of a subsidiary or SPE, without a change of control, is accounted for as an equity transaction.

Losses are attributed to the non-controlling interest even if that results in a deficit balance.

If the Company loses control over a subsidiary or SPE, it:

•	Derecognizes the assets (including goodwill) and liabilities of the subsidiary or SPE

•	Derecognizes the carrying amount of any non-controlling interest

•	Derecognizes the cumulative translation differences, recorded in equity

•	Recognizes the fair value of the consideration received

•	Recognizes the fair value of any investment retained

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

•	Recognizes any surplus or deficit in profit or loss

•	Reclassifies the parent’s share of components previously recognized in other comprehensive income to profit or loss.

A subsidiary is an entity (or a special purpose entity) whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities. Details on subsidiaries of the Company are disclosed in Note 1 — Corporate information.

In order to effectively control the SPEs, subsidiaries of the Company has entered into exclusive business cooperation agreements and supplementary agreements with the SPEs, which entitle the subsidiaries of the Company to receive a majority of SPEs’ residual returns. The paid-in capital of the SPEs was funded by the Company through long-term loans to the nominees. As a security for such loans, the nominees have agreed to pledge their interests in the SPEs to the subsidiaries of the Company. In addition to the aforesaid agreements, the nominees have agreed not to transfer the equity interests, or place or permit the existence of any security interest or other encumbrance that affects the Company’s rights and interests in the SPEs, without the prior written consent of the Company.

Based on these contractual arrangements, the Company believes that the SPEs are considered special purpose entities under SIC 12 Consolidation — Special Purpose Entity (“SIC 12”) and the SPEs are consolidated under SIC 12 as the SPEs are controlled by the Company, even when the Company directly owns none of the equity of an entity.

The substance of all the aforesaid arrangements is that the Company controlled the SPEs in which:

i) the activities of the SPEs are being conducted on behalf of the Company according to its specific business needs so that the Company obtains benefits from the SPEs’ operations;

ii) the Company has the decision-making powers to obtain the majority of the benefits of the activities of the SPEs;

iii) in substance, the Company has rights to obtain the majority of the benefits of the activities of the SPEs; or

iv) in substance, the Company retains the majority of the residual or ownership risks related to the SPEs or its assets in order to obtain benefits from their activities.

Accordingly, all SPEs are consolidated by the Company.

Basis of consolidation prior to January 1, 2009

In comparison to the above mentioned requirements, which were applied on a prospective basis, the following differences applied:

•	Non-controlling interests represented the portion of profit or loss and net assets that were not held by the Company and were presented separately in the consolidated statements of comprehensive income and within equity in the consolidated statement of financial position, separately from the parent shareholders’ equity. Acquisitions of non-controlling interests were accounted for using the parent entity extension method, whereby, the differences between the consideration and the book value of the share of the net assets acquired were recognized in goodwill.

•	Losses incurred by the Company were attributed to the non-controlling interest until the balance was reduced to nil. Any further excess losses were attributable to the parent, unless the non-controlling interest had a binding obligation to cover these.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

•	Upon loss of control, the Company accounted for the investment retained at its proportionate share of net asset value at the date control was lost.

2.2  Significant accounting estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

a.	Impairment of non-financial assets

The Group assesses whether there are any indicators of impairment for all non-financial assets at each reporting date. Goodwill and other indefinite life intangible assets are tested for impairment annually and at other times when such indicators exist. Other non-financial assets are tested for impairment when there are indicators that the carrying amounts may not be recoverable.

When value in use calculations are undertaken, management must estimate the expected future cash flows from the asset or cash generating unit and choose a suitable discount rate in order to calculate the present value of those cash flows.

Further details are set out in Note 11.

b.	Share-based payments

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including volatility and dividend yield and making assumptions about them. The assumptions and models used are disclosed in Note 17.

c.	Deferred tax assets

Deferred tax assets are recognized for unused tax losses and other deductible temporary tax differences reversing in future years to the extent it is probable taxable profit will be available against which the losses and other deductible temporary tax differences can be recognized. Significant management estimates are required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies.

Further details are set out in Note 6.

d.	Fair values of the Series A, B, C, Series D-1 and D-2 convertible preference shares, and convertible promissory notes

As the fair values of the Series A, B, C, Series D-1 and D-2 convertible preference shares, and convertible promissory notes recorded in the consolidated statements of financial position cannot be derived from active markets, they are determined using valuation techniques.

The major inputs to the valuation model for the assessment of the fair values of the Series A, B and C, Series D-1 and D-2 convertible preference shares, and convertible promissory notes are the enterprise valuation, expected volatility of the Company’s share price and the discount rate. The enterprise valuation is assessed based on the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing the fair values. Changes in assumptions

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

about these factors could affect the reported fair values of the financial instruments. The assumptions and models used are further disclosed in Note 18.

2.3  Summary of significant accounting policies

Business combinations and goodwill

Business combinations from January 1, 2009

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the noncontrolling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are expensed.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value as at the acquisition date through profit and loss.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability will be recognized in accordance with IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) either in profit or loss or as change to other comprehensive income. If the contingent consideration is classified as equity, it shall not be remeasured until it is finally settled within equity.

Goodwill is initially measured at cost being the excess of the consideration transferred over the Group’s net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill forms part of a cash-generating unit (“CGU”) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the CGU retained.

Business combinations prior to January 1, 2009

In comparison to the above mentioned requirements, the following differences applied:

Business combinations were accounted for using the purchase method. Transaction costs directly attributable to the acquisition formed part of the acquisition costs. The non-controlling interest (formerly known as minority interest) was measured at the proportionate share of the acquiree’s identifiable net assets.

Business combinations achieved in stages were accounted for as separate steps. Any additional acquired share of interest did not affect previously recognized goodwill.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

When the Group acquired a business, embedded derivatives separated from the host contract by the acquiree were not reassessed on acquisition unless the business combination resulted in a change in the terms of the contract that significantly modified the cash flows that otherwise would have been required under the contract.

Contingent consideration was recognized if, and only if, the Group had a present obligation, the economic outflow was more likely than not and a reliable estimate was determinable. Subsequent adjustments to the contingent consideration affected goodwill.

Foreign currencies

The Group’s presentation currency is the RMB. The Company, its subsidiary and the SPEs individually determine their functional currency and items included in the financial statements of each entity are measured using that functional currency. The functional currency of the Company is the U.S. dollar, while the functional currency of its PRC subsidiary and PRC SPEs is the RMB. Since the Group’s operations are primarily denominated in RMB, the Group has chosen the RMB as the presentation currency for the consolidated financial statements.

Transactions in foreign currencies are initially recorded by the entities within the Group at their respective functional currency rates prevailing at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency spot rates of exchange ruling at the reporting date.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

The assets and liabilities of entities that have a functional currency that is different from the presentation currency are translated into RMB at the rates of exchange prevailing at the reporting date and their consolidated statements of comprehensive income are translated at exchange rates prevailing at the date of the transactions. The exchange differences arising on the translation are recognized in other comprehensive income. On disposal of a foreign entity, the component of other comprehensive income relating to that particular entity is recognized in profit or loss.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the consolidated statements of comprehensive income in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment, and where the cost of the item can be measured reliably, the expenditure is capitalized as an additional cost of that asset or as a replacement.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

Depreciation is calculated on a straight-line basis over the estimate useful life of the assets as follows:

Estimated
Useful Life

Computers and servers	5 years
Motor vehicles	5 years
Furniture and fixtures	5 years

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statements of comprehensive income when the asset is derecognized.

The assets’ residual values, useful lives and methods of depreciation are reviewed at least at each financial year end, and adjusted prospectively, if appropriate.

Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

The useful lives of intangible assets are assessed as either finite or indefinite.

Estimated Useful Life Internally Generated or Acquired

Purchased software	5 - 10 years	Acquired
Trade name and lifetime membership	Indefinite	Acquired
Customer relationships	4 years	Acquired
Partnership agreement	0.7 - 2.7 years	Acquired
Others	5 years	Acquired

Intangible assets with finite lives are amortized over the useful economic life on straight line basis and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in profit or loss in the expense category consistent with the function of the intangible asset.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the CGU level. The assessment of indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

The trade name and lifetime membership acquired may be used indefinitely without significant costs of renewal. The expected cash flows generated from the trade name and lifetime membership are for an indefinite period. As a result, the trade name and lifetime membership are assessed as having an indefinite useful life.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in profit or loss when the asset is derecognized.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

Impairment of non-financial assets other than goodwill and intangible assets with indefinite lives

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used.

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the Group estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years.

Impairment of goodwill and intangible assets with indefinite lives

Goodwill and intangible assets with indefinite lives are tested for impairment annually and when circumstances indicate that the carrying value may be impaired.

Impairment is determined for goodwill and intangible assets with indefinite lives by assessing the recoverable amount of the CGU, to which the goodwill and intangible assets with indefinite lives relates. Where the recoverable amount of the CGU is less than the carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill are not reversed in future periods.

Product development expenses

Expenditure on product development research is expensed as incurred.

Expenditure on development or from the development phase of an individual project is recognized as an internally generated intangible if, and only if, the Group can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	its intention to complete the intangible asset and use or sell it;

•	its ability to use or sell the intangible asset;

•	how the intangible asset will generate probable future economic benefits.

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

In addition, expenditure on website development should only be capitalized as an intangible asset if, in addition to complying with all of the conditions above, the Group can demonstrate that the website is used directly in the revenue generating process.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

Following initial recognition of the development expenditure as an asset, the cost model is applied requiring the asset to be carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. It is amortized over the period of expected future benefit. Amortization is recorded in cost of sales. During the period of development, the asset is tested for impairment annually.

Cash and cash equivalents

Cash and cash equivalents in the consolidated statements of financial position comprise cash at banks and on hand and cash equivalents with an original maturity of three months or less.

For the purpose of the consolidated statement of cash flow, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

Convertible preference shares — Series A, B and C

The Series A, B and C convertible preference shares are separated into two components: a derivative component consisting of the conversion option and a liability component consisting of the straight debt element of the preference shares.

On the issuance of the Series A, B and C convertible preference shares, the fair value of the embedded conversion option was calculated using the binomial model. The derivative component, the embedded conversion option, is carried at fair value on the consolidated statements of financial position with changes in fair value being charged or credited to the consolidated statement of comprehensive income in the period when the change occurs. The carrying value of the liability component on the issuance date is the residual value of proceeds after deducting the fair value of the derivative component and transaction cost. The liability component is subsequently carried at amortized cost until extinguished on conversion or redemption. Interest expense is calculated using the effective interest method by applying the effective interest rate to the liability component through the maturity date.

If the Series A, B and C convertible preference shares are converted, the carrying amounts of the derivative and liability components are transferred to share capital and share premium as consideration for the shares issued. If the Series A, B and C convertible preference shares are redeemed, any difference between the amount paid and the carrying amounts of both components is recognized in profit or loss.

Convertible preference shares — Series D-1 and Series D-2

The Series D-1 and D-2 convertible preference shares contain conversion features and redemption features that are embedded derivatives. On initial recognition, the Company designated the Series D-1 and D-2 convertible preference shares in their entirety as financial liabilities at fair value through profit or loss.

If the Series D-1 and D-2 convertible preference shares are converted, the carrying amounts are transferred to share capital and share premium as consideration for the shares issued. If the convertible preference shares are redeemed, any difference between the amount paid and the carrying amounts is recognized in profit or loss.

Convertible promissory notes

The conversion feature and redemption feature of the convertible promissory notes are accounted for as one compound instrument. The host debt contract net of the derivatives (conversion feature and redemption feature) is considered an equity instrument and has no value. The conversion feature and redemption feature were carried at fair value on the consolidated statements of financial position with any changes in fair value being charged or credited to the consolidated statements of comprehensive income in the period when the change occurs. When the

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

convertible promissory notes are converted, the carrying amounts of the compound instrument components are transferred to a preference share liability, as consideration for the preference shares issued. The liability is separated into a derivative component and a liability component depending on the terms of the preference shares issued. If the convertible promissory notes are redeemed, any difference between the amount paid and the carrying amounts of compound instrument is recognized in profit or loss. The convertible promissory notes were converted into Series D-2 convertible preference shares on July 20, 2009 (Note 18).

Initial recognition and subsequent measurement of financial assets

The Group’s financial assets include cash and cash equivalents, and trade and notes receivables.

Trade and other receivables, categorized as loans and receivables, are recognized initially at fair value and subsequently measured at amortized cost, to the extent that the effect of discounting is material, using the effective interest rate method, less provision for impairment.

A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated statements of comprehensive income. When a trade and other receivable is uncollectible, it is written-off against the allowance account for trade and other receivables. Subsequent recoveries of amounts previously written-off are recognized as income in profit or loss.

Initial recognition and subsequent measurement of financial liabilities

Initial recognition and measurement

Financial liabilities within the scope of IAS 39 are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial liabilities at initial recognition.

The Group’s financial liabilities include financial liabilities at fair value through profit or loss, loans and borrowings. The Group determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value and in the case of loans and borrowings, plus directly attributable transaction costs.

Subsequent measurement

The measurement of financial liabilities depends on their classification as follows:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss includes the derivative component of the Series A, B and C convertible preference shares, the convertible promissory notes, and the Series D-1 and D-2 convertible preference shares.

Changes in fair value are recognized in profit or loss.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

Other financial liabilities

After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest rate method.

Derecognition of financial assets and liabilities

Financial assets

A financial asset (or, where applicable a part of a financial asset or part of a Group of similar financial assets) is derecognized when:

•	the rights to receive cash flows from the asset have expired;

•	the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a “pass through” arrangement; or

•	the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Group’s continuing involvement in the asset. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in profit or loss.

Employee benefits — PRC contribution plan

Full-time employees of the Group in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made.

Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

reimbursement is virtually certain. The expense relating to any provision is recognized in profit or loss net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Share-based compensation transactions

Employees (including senior executives) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments (“equity-settled transactions”). When the Group grants an award that vest in installments, or graded vesting, each installment or vesting tranche is treated as a separate award.

Equity-settled transactions

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date on which they are granted. The fair value of the ordinary shares at the option grant dates was determined with assistance from an independent valuation firm.

The cost of equity-settled transactions with employees is recognized, together with a corresponding increase in equity, presented as employee equity benefit reserve, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit recognized in profit or loss for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

No expense is recognized for awards that do not ultimately vest, except for equity-settled transactions where vesting is conditional upon a market or non-vesting condition, which are treated as vesting irrespective of whether or not the market or non-vesting condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled transaction are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transactions, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph. All cancellations of equity-settled transaction awards are treated equally.

Leases

Where the Group is a lessee and a significant portion of the risks and rewards of ownership are retained by the lessor, the lease is classified as an operating lease. Operating lease payments are recognized as an expense in profit or loss on the straight-line basis over the lease term.

Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received. The Group assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

The Group enters into transactions that may include website design, set-up, and maintenance services. The commercial effect of each separately identifiable component of the transaction is evaluated in order to reflect the substance of the transaction. The consideration from these transactions is allocated to each separately identifiable component based on the relative fair value of each component. The Group determines the fair value of each component based on the selling price of the component if sold separately by the Group. The consideration allocated to each component is recognized as revenue when the revenue recognition criteria for that component have been met. The following is a description of the revenue recognition for the services provided:

(a)	Advertising services

(i)	Advertising activities

Revenue from advertising activities is recognized when the advertisements are published over the stated display period in the case of websites or for the first time in the case of television, radio, newspapers and magazines and when the collectability is reasonably assured. The Group also organizes promotional activities to assist customers to promote their products. The Group recognizes revenue from organizing promotional activities when the services have been rendered, and the collectability is reasonably assured. Additionally, the Group provides website design, setup and maintenance services to car automakers and dealers, which is generally completed within a year. Revenue from development services is recognized when the services have been rendered, which is once the setup of the website is complete, and the collectability is reasonably assured. Revenue for maintenance services is recognized ratably over the contract period. Revenues from advertising activities are reported at a gross amount.

(ii)	Dealer subscription and listing services

The Group provides advertisement services to new and used car dealers. The Group makes available throughout the subscription or listing period a webpage linked to its website or media vendors’ websites where car dealers can publish information such as the pricing of their automobiles, locations and addresses and other related information. The revenue is recognized on a straight-line basis over the subscription or listing period. Revenues from dealer subscription and listing services are reported at a gross amount.

(b)	Advertising agent services

Advertising agent service revenues are primarily derived from fees received for assisting customers in placing advertisements on media vendor websites and radio. The net commission revenue from advertising agent services is recognized when the advertisements are published over the stated display period in the case of websites or for the first time in the case of radio, and when the collectability is reasonably assured. The Group also receives performance-based rebates from the media vendors, equal to a percentage of the purchase price for qualifying advertising space purchased and utilized by the customers the Group represents. Revenue is recognized when the amounts of these performance-based commissions are probable and reasonably estimable. Revenues from advertising agent services are reported at a net amount.

Taxes

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, by the reporting date, in the countries where the Group operates and generates taxable income.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

Current income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statements of comprehensive income. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation or uncertainty exists related to the sustainability of such positions taken and establishes provisions where appropriate.

Deferred tax

Deferred income tax is provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•	where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

•	in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets recognized for all deductible temporary differences, carry- forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

•	where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

•	in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is recognized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to item recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction directly in equity.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

Discontinued operations

A discontinued operation is a component of the Group’s business, the operations and cash flows of which can be clearly distinguished from the rest of the Group and which represents a separate major line of business or geographical area of operations, or is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations, or is a subsidiary acquired exclusively with a view to resale.

Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. It also occurs when the operation is abandoned.

Where an operation is classified as discontinued, a single amount is presented on the face of the consolidated statements of comprehensive income, which comprises:

•	the post-tax profit or loss of the discontinued operation; and

•	the post-tax gain or loss recognized on the measurement to fair value less costs to sell, or on the disposal, of the assets or disposal groups constituting the discontinued operation.

Comparative information for prior periods is represented in the financial statements so that the disclosures relate to all operations that have been discontinued by the end of the reporting period for the latest period presented.

The classification, measurement and presentation requirements above are also applied to non-current assets that are held for distribution, or distributed to shareholders acting in their capacity as shareholders.

Related parties

A party is considered to be related to the Group if:

(1) the party, directly or indirectly through one or more intermediaries, (a) controls, is controlled by, or is under common control with, the Group; (b) has an interest in the Group that gives it significant influence over the Group; or (c) has joint control over the Group;

(2) the party is a member of the key management personnel of the Group or its parent;

(3) the party is a close member of the family of any individual referred to in (1) or (2).

(4) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (2) or (3); or

(5) the party is a post-employment benefit plan for the benefit of the employees of the Group, or of any entity that is a related party of the Group.

2.4 Recent accounting pronouncements

New standards, amendments and interpretations to existing standards adopted by the Group

IFRS 2 Share-based Payment (Amended)

The IASB issued an amendment to IFRS 2, which clarifies the definition of vesting conditions and prescribes the treatment for an award that is cancelled. The Group adopted this amendment as of January 1, 2009. It did not have an impact on the financial position or performance of the Group.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

IFRS 3 Business Combinations (Revised) and IAS 27 Separate and Consolidated Financial Statements (Amended) (early adopted)

The Group adopted the standards from January 1, 2009. IFRS 3 (Revised) introduces significant changes in the accounting for business combinations occurring after this date. Changes affect the valuation of non-controlling interest, the accounting for transaction costs, the initial recognition and subsequent measurement of a contingent consideration and business combinations achieved in stages. These changes will impact the amount of goodwill recognized, the reported results in the period that an acquisition occurs and future reported results.

IAS 27 (Amended) requires that a change in the ownership interest of a subsidiary (without loss of control) is accounted for as a transaction with owners in their capacity as owners. Therefore, such transactions will no longer give rise to goodwill, nor will it give rise to a gain or loss. Furthermore, the amended standard changes the accounting for losses incurred by the subsidiary as well as the loss of control of a subsidiary. The changes by IFRS 3 (Revised) and IAS 27 (Amended) will affect acquisitions or loss of control of subsidiaries and transactions with non-controlling interests.

The change in accounting policy was applied prospectively and had no material impact on the consolidated financial statements.

IFRS 7 Financial Instruments: Disclosures

The amended standard requires additional disclosures about fair value measurement and liquidity risk. Fair value measurements related to items recorded at fair value are to be disclosed by source of inputs using a three level fair value hierarchy, by class, for all financial instruments recognized at fair value. In addition, reconciliation between the beginning and ending balances for level 3 fair value measurements is now required, as well as significant transfers between levels in the fair value hierarchy. The amendments also clarify the requirements for liquidity risk disclosures with respect to derivative transactions and assets used for liquidity management. The fair value measurement disclosures are presented in Note 18. The liquidity risk disclosure is not significantly impacted by the amendments and is presented in Note 23.

IFRS 8 Operating Segments

IFRS 8 replaced IAS 14 Segment Reporting upon its effective date. It did not have an impact on the financial position or performance of the Group.

IAS 1 Presentation of Financial Statements

The revised standard separates owner and non-owner changes in equity. The statement of changes in equity includes only details of transactions with owners, with non-owner changes in equity presented in a reconciliation of each component of equity. In addition, the standard introduces the statement of comprehensive income: it presents all items of recognized income and expense, either in one single statement, or in two linked statements. The Group elected to present one statement.

IAS 32 Financial Instruments: Presentation and IAS 1 Puttable Financial Instruments and Obligations Arising on Liquidation

The standards have been amended to allow a limited scope exception for puttable financial instruments to be classified as equity if they fulfill a number of specific criteria. The adoption of these amendments did not have any impact on the financial position or performance of the Group.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

IFRIC 16 Hedges of a Net Investment in a Foreign Operation

The interpretation is to be applied prospectively. IFRIC 16 provides guidance on the accounting for a hedge of a net investment. As such it provides guidance on identifying the foreign currency risks that qualify for hedge accounting in the hedge of a net investment, where within the Group the hedging instruments can be held in the hedge of a net investment and how an entity should determine the amount of foreign currency gain or loss, relating to both the net investment and the hedging instrument, to be recycled on disposal of the net investment.

IFRIC 17 Distributions of Non-cash Assets to Owners, effective for annual periods beginning on or after July 1, 2009 (early adopted)

This interpretation provides guidance on accounting for arrangements whereby an entity distributes non-cash assets to shareholders either as a distribution of reserves or as dividends. The interpretation applies to all non-reciprocal distributions of non-cash assets, including those giving the shareholders a choice of cash or other assets, provided that:

•	All owners of the same class of equity instruments are treated equally; and

•	The non-cash assets distributed are not ultimately controlled by the same party before and after the distribution (i.e., excluding transactions under common control)

An entity must recognize a liability for the distribution when it is no longer at the discretion of the entity (i.e., when shareholder approval is obtained, if required). The liability is initially recognized at the fair value of the assets to be distributed and is remeasured at the end of each reporting period and immediately before settlement. At settlement date, the difference between the carrying amount of the assets to be distributed and the liability is recognized in profit or loss as a separate line item.

IFRS 5 has also been amended to include assets that are classified as held for distribution. These assets are classified as held for distribution only when they are available for distribution in their present condition and the distribution is highly probable.

This interpretation has been applied prospectively from January 1, 2009 and did not have an impact on the financial position or performance of the Group.

Improvements to IFRSs

In May 2008 and April 2009 the IASB issued omnibus of amendments to its standards, primarily with a view to removing inconsistencies and clarifying wording. There are separate transitional provisions for each standard. The adoption of the following amendments resulted in changes to accounting policies but did not have any impact on the financial position or performance of the Group.

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations:  clarifies that the disclosures required in respect of non-current assets and disposal groups classified as held for sale or discontinued operations are only those set out in IFRS 5. The disclosure requirements of other IFRSs only apply if specifically required for such non-current assets or discontinued operations.

IFRS 8 Operating Segment Information:  clarifies that segment assets and liabilities need only be reported when those assets and liabilities are included in measures that are used by the chief operating decision maker. As the Group’s chief operating decision maker does not review segment assets and liabilities, the Group has not disclosed this information in Note 24.

IAS 1 Presentation of Financial Statements:  Assets and liabilities classified as held for trading in accordance with IAS 39 are not automatically classified as current in the statement of financial position. The Group analyzed

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

whether the expected period of realization of financial assets and liabilities differed from the classification of the instrument. This did not result in any reclassification of financial instruments between current and non-current in the statement of financial position.

IAS 7 Statement of Cash Flows:  Explicitly states that only expenditure that results in recognizing an asset can be classified as a cash flow from investing activities.

IAS 16 Property, Plant and Equipment:  Replaces the term “net selling price” with “fair value less costs to sell”. This amendment did not result in any change in the financial position.

IAS 18 Revenue:  The IASB has added guidance (which accompanies the standard) to determine whether an entity is acting as a principal or as an agent. The features to consider are whether the entity:

•	Has primary responsibility for providing the goods or service

•	Has inventory risk

•	Has discretion in establishing prices

•	Bears the credit risk

The Group has assessed its revenue arrangements against these criteria and concluded that its previous revenue recognition accounting policy remains appropriate.

IAS 36 Impairment of Assets:  When discounted cash flows are used to estimate ‘fair value less cost to sell’ additional disclosure is required about the discount rate, consistent with disclosures required when the discounted cash flows are used to estimate ‘value in use’. This amendment had no immediate impact on the consolidated financial statements of the Group.

The amendment clarified that the largest unit permitted for allocating goodwill, acquired in a business combination, is the operating segment as defined in IFRS 8 before aggregation for reporting purposes. The amendment has had no impact on the Group.

IAS 38 Intangible Assets:  Expenditure on advertising and promotional activities is recognized as an expense when the Group either has the right to access the goods or has received the service. This amendment has no material impact on the Group because it does not enter into such promotional activities. The reference to there being rarely, if ever, persuasive evidence to support an amortization method of intangible assets other than a straight-line method has been removed. The Group reassessed the useful lives of its intangible assets and concluded that the straight-line method was still appropriate.

The following standards are effective as at December 31, 2009, but are not applicable to the Group, and hence have had no impact on the consolidated financial statements:

IFRS 1 First time Adoption of International Financial Reporting Standards — Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associates (Amendments);

IAS 23 Borrowing Costs (Revised);

IFRIC 9 Remeasurement of Embedded Derivatives and IAS 39 Financial Instruments:

Recognition and Measurement effective for periods ending on or after June 30, 2009;

IFRIC 13 Customer Loyalty Programmes effective July 1, 2008;

IFRIC 18 Transfers of Assets from Customers effective July 1, 2009 (early adopted);

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

Other amendments resulting from Improvements to IFRSs to the following standards did not have any impact on the accounting policies, financial position or performance of the Group:

IFRS 2 Share-based Payment

IFRS 7 Financial Instruments: Disclosures

IAS 8 Accounting Policies, Change in Accounting Estimates and Error

IAS 10 Events after the Reporting Period

IAS 19 Employee Benefits

IAS 20 Government

IAS 23 Borrowing Costs

IAS 27 Consolidated and Separate Financial Statements

IAS 28 Investments in Associates

IAS 31 Interest in Joint Ventures

IAS 34 Interim Financial Reporting

IAS 38 Intangible Assets

IAS 40 Investment Properties

IAS 39 Financial Instruments:  Recognition and Measurement

IFRIC 9 Reassessment of Embedded Derivatives

IFRIC 16 Hedge of a Net Investment in a Foreign Operation

New standards, amendments and interpretations to existing standards not yet adopted by the Group

The following standards are not yet effective. The standards will be adopted in the period they become effective. The Group is still in the process of determining the impact of each of the standards.

Effective for the 2010 financial year

IFRS 2 Group Cash-settled Share-based Payment Arrangements

The definition of share based transactions and arrangements have been amended, the scope of IFRS 2 has been amended, and guidance on accounting for group cash-settled share-based payment transactions has been provided. The amendments clarify that to be within the scope of IFRS 2 an award must be a share based payment transaction, and part of a share based payment arrangement. This scope amendment incorporates the guidance from IFRIC 8 Scope of IFRS 2 and IFRIC 11 Group and Treasury Share Transactions and hence both IFRIC 8 and IFRIC 11 have been withdrawn. This amendment is effective for periods beginning on or after January 1, 2010.

Where an entity receives goods and services, the entity measures such goods and services as an equity settled share based payment when the entity’s own instruments are granted, or the entity has no obligation to settle the transaction. Otherwise, the entity measures the transaction as a cash settled share based payment. This accounting applies irrespective of any intra-group repayment arrangements. Transactions treated as equity settled share based payment transactions are remeasured only for changes in non-market vesting conditions or requirements to achieve a minimum target. This amendment is effective for periods beginning on or after January 1, 2010.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

IAS 39 Financial Instruments: Recognition and Measurement—Eligible Hedged Items (Amendment)

The final amendment addresses only the designation of a one-sided risk in a hedged item, and the designation of inflation as a hedged risk or portion in particular situations. The amendment clarifies that an entity is permitted to designate a portion of the fair value changes or cash flow variability of a financial instrument as a hedged item. An entity can designate the changes in fair value or cash flows related to a one-sided risk as the hedged item in an effective hedge relationship. In most cases, the intrinsic value of a purchased option hedging instrument, but not its time value, reflects a one-sided risk in a hedged item. The designated risks and portions of cash flows or fair values in an effective hedge relationship must be separately identifiable components of the financial instrument. Additionally, the changes in cash flows or fair value of the entire financial instrument arising from changes in the designated risks and portions must be reliably measurable. The amendment indicates that inflation is not a separately identifiable risk and cannot be designated as the hedged risk unless it represents a contractually specified cash flow. The amendment is effective for periods beginning on or after July 1, 2009.

New standards, amendments and interpretations to existing standards not yet adopted by the Group

Effective for the 2011 financial year

IFRIC 14, Prepayments of a Minimum Funding Requirement (Amendment)

The interpretation has been amended to permit an entity to treat the prepayment of a minimum funding requirement as an asset. The amendment should be applied to the beginning of the earliest period presented in the first financial statements in which the entity applied the original interpretation.

IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments

IFRIC 19 clarifies that equity instruments issued to a creditor to extinguish a financial liability are consideration paid. As a result, the financial liability is derecognized and the equity instruments issued are treated as consideration paid to extinguish that financial liability. The interpretation states that equity instruments issued in a debt for equity swap should be measured at the fair value of the equity instruments issued, if this can be determined reliably. If the fair value of the equity instruments issued is not reliably determinable, the equity instruments should be measured by reference to the fair value of the financial liability extinguished as of the date of extinguishment. Any difference between the carrying amount of the financial liability that is extinguished and the fair value of the equity instruments issued is recognized immediately in profit or loss. The interpretation is effective for annual periods beginning on or after July 1, 2010 and should be applied retrospectively from the beginning of the earliest comparative period presented.

IAS 24, Related Party Disclosures (amendments)

The standard has been amended to simplify the identification of related party relationship and re-balance the extent of disclosures of transactions between related parties based on the costs to preparers and the benefits to users in having this information available in consolidated financial statements. The amendments become effective for annual periods beginning on or after January 1, 2011 and should be applied retrospectively.

IAS 32, Financial Instruments: Presentation — Classification of Rights Issues (amendment)

The definition of a financial liability in the standard has been amended to classify right issues (and certain options or warrants) as equity instruments if: (a) the rights are given pro rata to all of the existing owners of the same class of an entity’s non-derivative equity instruments; (b) the instruments are used to acquire fixed number of the entity’s own equity instruments for a fixed amount in any currency. The amendment is effective for annual periods beginning on or after February 1, 2010 and should be applied retrospectively.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

New standards, amendments and interpretations to existing standards not yet adopted by the Group

Effective for the 2013 financial year

IFRS 9, Financial Instruments (Phase I)

Phase I of IFRS 9 introduces new requirements for classifying and measuring financial assets. The IASB intends, in subsequent phases during 2010, to expand IFRS 9 to add new requirements for classifying and measuring financial liabilities, derecognition of financial instruments, impairment, and hedge accounting. The objective is to replace IAS 39 in its entirety by the end of 2010.

IFRS 9 (Phase I) is applicable to all financial assets within the scope of IAS 39 Financial Instruments: Recognition and Measurement. At initial recognition, all financial assets (including hybrid contracts with a financial asset host) are measured at fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs.

Subsequent to initial recognition, financial assets that are debt instruments are classified at amortized cost or fair value on the basis of both: (a) the entity’s business model for managing the financial assets; and (b) the contractual cash flow characteristic of the financial asset. Debt instrument may be subsequently measured at amortized cost if: (a) the asset is held within a business model whose objective is to hold the assets to collect the contractual cash flows; and (b) the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal outstanding. All other debt instruments are subsequently measured at fair value.

All financial assets that are equity investments are measured at fair value either through other comprehensive income or profit or loss. This is an irrevocable choice the entity makes by instrument unless the equity investments are held for trading, in which case, they must be measured at fair value through profit or loss.

IFRS 9 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. IFRS 9 is required to be applied retrospectively, with certain exceptions, and requires comparative figures to be restated.

3.	Acquisitions

Acquisitions in 2007

Acquisition of Autoworld Media Company Limited

On December 19, 2007, the Company acquired 100% of the ordinary shares of Autoworld Media Company Limited (“Autoworld”), a company incorporated in the British Virgin Islands. Autoworld conducts its business operations through its subsidiary, Autoworld Business Consulting (Shanghai) Co. and SPE, Shanghai You Shi Advertising Communication Company Limited, which are established in the PRC, (collectively known as the “Autoworld Group”). The Autoworld Group provides television advertising services targeted to the automobile industry.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

The fair values of the identifiable assets and liabilities as at the date of acquisition and the corresponding carrying values immediately before the acquisition were:

	Fair Value	Previous
	Recognized on	Carrying
	Acquisition	Value
	RMB	RMB

Property, plant and equipment	1,866,474	1,866,474
Cash and cash equivalents	2,977,056	2,977,056
Trade receivables	11,930,139	11,930,139
Prepayment and other receivables	383,090	383,090
Intangible assets
Trade name	10,300,000	—
Customer relationship	8,320,000	—
Contract backlog	470,000	—
Non-compete agreement	240,000	—
Trade payables	(432,841)	(432,841)
Deferred tax liability	(4,832,500)	—
Other payables and accruals	(3,607,130)	(3,607,130)
Tax payable	(1,196,642)	(1,196,642)
Dividend payables	(4,469,641)	(4,469,641)

Net assets	21,948,005	7,450,505

Goodwill arising on acquisition	42,571,455

Total consideration	64,519,460

The purchase consideration comprises of a closing payment and two further payments contingent on achieving certain performance targets. On the acquisition date, December 19, 2007, management concluded with certainty that the first contingent payment was going to be made based on the consolidated accounts of Autoworld Media Company Limited, therefore the total consideration of the business combination at acquisition date was RMB64,519,460, which comprised the issuance of 1,028,507.5 shares, cash consideration of RMB14,786,337 (United States Dollars (“US$”) 2,000,000) as part of the closing payment, the first contingent consideration payment which comprised the issuance of 771,385.0 shares and RMB11,089,753 (US$1,500,000) in cash consideration and costs directly attributable to the business combination. The equity consideration was recorded in equity as “Equity consideration to be issued” at the date of the acquisition. The shares for the closing payment and the first contingent payment were issued on February 1, 2008 and July 14, 2009, respectively. The cash consideration (net of foreign currency translation differences) of RMB14,211,600 for the closing payment and first contingent payment of RMB10,242,300 was paid on March 3, 2008 and July 14, 2009, respectively.

RMB

Consideration at acquisition date:
Closing payment 1,028,507.5 shares to be issued	22,081,918
Cash consideration	14,786,337

Total	36,868,255

First contingent consideration payment 771,385.0 shares to be issued	16,561,452
Cash consideration	11,089,753

Total consideration	64,519,460

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

Cash Flows Associated With this Acquisition:	2007	2008	2009
	RMB	RMB	RMB

Cash acquired	2,977,056	—	—
Cash paid	—	(14,211,600)	(17,160,682)

From the date of acquisition through December 31, 2007, Autoworld Media Company Limited has contributed RMB2,550,054 and RMB1,094,730, respectively, to the revenue and net profit of the discontinued operations of the Group, respectively. If the business combination had taken place at the beginning of 2007, the net revenue and loss from discontinued operations (Note 7) of the Group would have been RMB46,859,987 and RMB26,278,291, respectively.

The goodwill of RMB42,571,455 represented expected synergies arising at acquisition from the knowledge and expertise of the employees of Shanghai You Shi Advertising Communication Company Limited.

On December 31, 2009, upon the resolution of the contingent performance targets as agreed upon with the former shareholders of Autoworld Media Company Limited, an additional 294,195.0 shares and cash consideration of RMB6,918,382 was settled as the second contingent payment. This resulted in an increase of goodwill of RMB13,836,764 to RMB56,408,219.

Acquisition of Chongqing Chenxin Advertising Company Limited

On December 17, 2007, the Group established a start-up newspaper and television advertising agency, Chongqing Chenxin Advertising Company Limited (“CQCX”). The Group’s 60% interest in CQCX amounted to RMB600,000. On March 26, 2008, the Group acquired the remaining 40% interest in CQCX for RMB400,000 and became the sole shareholder of CQCX. The acquisition of the 40% non-controlling interest was accounted for under the parent entity extension method.

Acquisitions in 2008

On January 1, 2008, the Group acquired 100% of the ordinary shares of Beijing Radio Alliance Advertising Company Limited, which is a company incorporated in the PRC. Beijing Radio Alliance Advertising Company Limited (“BRAA”) specializes in the provision of radio advertising services targeted to the automobile industry.

On April 30, 2008, the Group acquired 70% of the ordinary shares of Shanghai Cheng Chen Media Company Limited, which is a company incorporated in the PRC. Shanghai Cheng Chen Media Company Limited (“SHCC”) specializes in the provision of newspaper advertising services targeted to the automobile industry.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

The aggregate fair values of the identifiable assets and liabilities as at respective dates of acquisitions and the corresponding aggregate carrying amounts immediately before the acquisition were:

		Previous
	Fair Value	Carrying Value
	RMB	RMB

Property, plant and equipment	319,166	319,166
Cash and cash equivalents	623,557	623,557
Trade receivables	7,397,431	7,397,431
Prepayments and other receivables	1,046,970	1,046,970
Intangible assets
Partnership with suppliers	1,450,000	—
Customer relationships	330,000	—
Non-compete agreement	250,000	—
Other payables and accruals	(8,770,978)	(8,770,978)
Tax payable	(16,273)	(16,273)
Deferred tax liability	(507,500)	—

Net assets	2,122,373	599,873

Non-controlling interest	(428,251)

Total net assets acquired	1,694,122
Goodwill arising on acquisition	5,493,378

Total consideration	7,187,500

The consideration of acquiring BRAA and SHCC was RMB3,187,500 and RMB4,000,000, respectively, which totaled RMB7,187,500.

RMB

Cost:
Cash paid in association with the acquisitions	7,187,500

Total	7,187,500

RMB

Cash outflow on acquisitions:
Net cash acquired with the subsidiaries	623,557
Cash paid	(7,187,500)

Net cash outflows	(6,563,943)

From the date of acquisition through December 31, 2008, the two subsidiaries of SPEs, collectively, have contributed RMB50,226,522 and RMB919,734, respectively, to the revenue and net profit of the discontinued operations of the Group, respectively. If the business combination had taken place at the beginning of 2008, the net revenue and loss from discontinued operations (Note 7) of the Group would have been RMB138,843,252 and RMB48,846,874, respectively.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

The goodwill of RMB5,493,378 represented expected synergies arising at acquisition from the knowledge and expertise of the employees of BRAA and SHCC.

Acquisition of Che Zhi Meng (Beijing) Advertising Company Limited (“CZM”)

On June 30, 2008, the Group acquired a 60% ownership interest in a subsidiary, CZM, whose principal activities were intended to be the provision of newspaper advertising services for RMB1,440,000. On the acquisition date, CZM had assets comprising of a partnership agreement with a local newspaper publication amounting to RMB2,300,000 and cash of RMB100,000 but had not commenced operations.

4.	Revenue

	2007	2008	2009
	RMB	RMB	RMB

Advertising activities	79,636,750	133,704,185	160,356,579
Dealer subscription and listing services	16,383,500	37,692,735	51,529,488
Advertising agent services	31,678,515	67,580,641	81,426,994

	127,698,765	238,977,561	293,313,061

5.	(Loss)/profit before tax

5.1 Selling and administrative expenses

	2007	2008	2009
	RMB	RMB	RMB

Salaries and benefits	28,138,195	40,126,695	49,290,389
Depreciation and amortization	268,188	1,491,899	2,919,612
Operating lease expenses	6,963,933	8,685,160	9,064,851
Share based payment	2,142,991	793,792	292,159
Office expenses	10,043,816	14,119,300	11,071,795
Provision for bad debts	835,627	1,385,793	1,649,488
Marketing expenses	14,927,986	28,403,097	47,089,741
Others	4,268,180	4,945,456	3,889,446

	67,588,916	99,951,192	125,267,481

5.2 Other income

	2007	2008	2009
	RMB	RMB	RMB

Unrealized exchange gains	1,933,278	4,147,693	308,962
Others	—	31,469	285,251

	1,933,278	4,179,162	594,213

Unrealized exchange gains represent foreign exchange differences on the US$ denominated intercompany loans from the Company to its subsidiary and an SPE. The intercompany monetary asset recognized by the Company, cannot be eliminated against the corresponding intercompany liability recognized by its subsidiary and the SPE, without the subsidiary and the SPE recognizing an exchange difference resulting from the currency

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

exposure on the US$ denominated intercompany loans. The unrealized exchange gain above is as a result from the appreciation of the RMB against the US$.

5.3 Other expenses

	2007	2008	2009
	RMB	RMB	RMB

Loss on disposal of property, plant and equipment	24,078	366,603	666,449
Others	19,261	900,202	501,198

	43,339	1,266,805	1,167,647

6.	Income tax expense

The major components of income tax expense for the years ended December 31, 2007, 2008 and 2009 are:

	2007	2008	2009
	RMB	RMB	RMB

Current income tax
Current income tax charge	37,164	1,321,900	3,936,842
Deferred income tax
Relating to operating loss	—	(543,515)	(136,617)
Relating to origination and reversal of temporary differences	89,660	(339,559)	(298,132)

Income tax expense reported in the consolidated statements of comprehensive income	126,824	438,826	3,502,093

A reconciliation between income tax expense and the product of the accounting (loss)/profit multiplied by the PRC tax rate for the years ended December 31, 2007, 2008, and 2009 is as follows:

	2007	2008	2009
	RMB	RMB	RMB

(Loss)/ profit before tax from continuing operations	(145,857,434)	84,753,001	(2,533,487)
Loss before tax from discontinued operations	(27,584,601)	(43,833,595)	(50,911,927)

Accounting loss/( profit) before income tax	(173,442,035)	40,919,406	(53,445,414)

Tax at statutory tax rate of 25% (2007: 33%)	(57,235,872)	10,229,852	(13,361,353)
Tax holiday or lower tax rates for certain entities comprising the Group	(1,144,262)	(1,524,280)	(2,746,659)
Effect of differing tax rates in different jurisdictions	53,176,985	(7,547,376)	11,954,421
Utilization of previously unrecognized tax losses	(322,283)	(1,195,583)	(1,199,019)
Non-taxable income	(650,505)	(1,036,923)	(2,720,675)
Non-deductible expenses	4,646,423	3,190,995	4,036,403
Effect on deferred tax of changes in tax rates	1,605,050	32,725	(35,311)
Unrecognized tax losses	898,899	2,353,897	10,974,592

	974,435	4,503,307	6,902,399

Income tax expense reported in the consolidated statements of comprehensive income	126,824	438,826	3,502,093
Income tax attributable to a discontinued operation	847,611	4,064,481	3,400,306

	974,435	4,503,307	6,902,399

Effective income tax rate	(0.6)%	11.0%	(12.9)%

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

Deferred tax

Deferred tax at December 31, 2008 and 2009, relates to the following:

	Consolidated Statements		Consolidated Statements
	of Financial Position		of Comprehensive Income
	2008	2009	2008	2009
	RMB	RMB	RMB	RMB

Deferred tax assets
Depreciation of property, plant and equipment	51,500	53,178	14,972	1,678
Amortization of intangible assets	20,509	62,563	18,050	42,054
Provision for bad debts	525,544	796,028	293,781	270,484
Tax losses available for offset against future taxable income	1,050,361	730,924	985,019	(319,437)

	1,647,914	1,642,693	1,311,822	(5,221)

Deferred tax liabilities
Intangible assets acquired in business combination	(4,488,834)	(3,753,652)	811,040	735,182
Disposal of a subsidiary	—	74,153	—	—

	(4,488,834)	(3,679,499)

Deferred tax expense			2,122,862	729,961

Deferred tax liabilities, net	(2,840,920)	(2,036,806)

Reconciliation of deferred tax liabilities, net

	2008	2009
	RMB	RMB

Opening balance as of January 1,	(4,456,282)	(2,840,920)
Tax expense recognized in profit or loss during the period	2,122,862	729,961
Deferred taxes acquired in a business combinations	(507,500)	—
Discontinued operations	—	74,153

	(2,840,920)	(2,036,806)

At December 31, 2009, the Group had RMB60,762,008 (2008: RMB19,297,262, 2007: RMB14,292,193) of tax losses carry forwards that would be available to offset against future taxable profit. A deferred tax asset has been recognized in respect of RMB4,020,363 of losses in 2009 (2008: RMB4,201,445, 2007: RMB653,423). No deferred tax asset has been recognized in respect of RMB56,741,645 of losses in 2009 (2008: RMB15,095,817, 2007: RMB13,638,770) as they may not be used to offset taxable profits elsewhere in the Group and they have arisen in subsidiaries that have been loss-making for some time. These subsidiaries have no taxable temporary differences or any tax planning opportunities available that could support the recognition of these losses as deferred tax assets. The tax losses would expire five years after the losses were incurred.

At December 31, 2009, the Group had RMB6,291,231 (2008: RMB3,795,624, 2007: RMB2,387,032) of other temporary differences. Deferred tax assets have been recognized in 2009 for RMB4,362,704 of these temporary differences (2008: RMB2,679,764, 2007: RMB1,176,847), which is offset by deferred tax liabilities associated

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

with taxable temporary differences recognized during business combinations. No deferred tax asset has been recognized in respect of RMB1,928,527 of the other temporary differences in 2009 (2008: RMB1,115,860, 2007 RMB1,210,185). These other temporary differences do not have a fixed expiry date.

The Group did not provide for deferred income taxes and withholding taxes on the undistributed earnings of its subsidiary and its SPEs as of December 31, 2008 and 2009 on the basis of its intent to reinvest the earnings. The Company is able to control the timing of the reversal of the temporary difference. Also, management considered that it is probable that the temporary difference will not reverse in the foreseeable future. Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable.

7.	Discontinued operations

On May 31, 2010, the Company distributed cash and the net assets of the entities which were providing advertising services through newspaper, magazine, radio and television channels (“the distributed entities”) to its shareholders. This decision was based on the Board of Directors assessment that the distributed entities were not aligned with the Group’s long-term growth strategy, making it difficult for management to focus on its core business, which is the provision of internet related services to derive growth and profitability for the Group.

The distributed entities are considered to be discontinued operations. Comparative information for prior periods are presented in the consolidated financial statements so that the disclosures relate to all operations that have been discontinued by the end of the reporting period for the latest period presented, which is September 30, 2010 (as presented in the accompanying unaudited interim consolidated financial statements).

Accordingly, the disposal group has been presented as discontinued operations from January 1, 2007 forward and its results are presented below:

	2007	2008	2009
	RMB	RMB	RMB

Revenue	28,144,938	132,193,607	125,407,237
Cost of revenue	(25,197,514)	(103,060,083)	(99,547,859)

Gross profit	2,947,424	29,133,524	25,859,378
Expenses	(30,573,800)	(72,351,874)	(75,447,116)
Interest income	35,065	102,601	50,214
Other income/(expenses)	6,710	(717,846)	(1,374,403)

Loss before tax from discontinued operations	(27,584,601)	(43,833,595)	(50,911,927)
Income tax expense	(847,611)	(4,064,481)	(3,400,306)

Loss for the year from the discontinued operations	(28,432,212)	(47,898,076)	(54,312,233)

The cash flows of the discontinued operations for the years ended December 31, 2007, 2008 and 2009 were as follows:

	2007	2008	2009
	RMB	RMB	RMB

Operating activities	(5,432,238)	(9,621,069)	(9,596,132)
Investing activities	2,983,529	(8,269,465)	(4,435,821)
Financing activities	8,355,620	53,196,904	—

Net cash inflows/(outflows)	5,906,911	35,306,370	(14,031,953)

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

	2007	2008	2009
	RMB	RMB	RMB

Loss per share:
Basic, attributable to ordinary shareholders	(1.35)	(1.75)	(1.86)
Diluted, attributable to ordinary shareholders	(1.35)	(1.75)	(1.86)

On June 27, 2008, the Company distributed cash and the net assets of Autoworld Media Company Limited, Autoworld Business Consulting (Shanghai) Co., Limited and Beijing Carsfun Information Technology Limited (“disposed entities”) to its shareholders. The cash distribution of RMB13,610,000 included cash balances of the disposed entities amounting to RMB273,208. The disposed entities were in a net liability position of RMB502,244. Accordingly, the Group recognized a distribution to shareholders amounting to RMB12,834,548 in the statement of changes in equity for the year ended December 31, 2008. The disposed entities were included as part of discontinued operations in the above disclosure.

On September 22, 2009, the Company sold SHCC to Autoworld Media Company Limited and recognized a loss on discontinued operations amounting to RMB300,412, this amount is included in the loss on discontinued operations in the disclosure above.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

8.	Property, plant and equipment

	Computers and	Motor	Furniture
	Servers	Vehicles	and Fixtures	Total
	RMB	RMB	RMB	RMB

Cost:
At January 1, 2008	10,191,788	2,862,385	348,118	13,402,291
Additions	8,093,867	6,718,413	1,302,019	16,114,299
Acquisition of subsidiaries	319,166	—	—	319,166
Disposals	(705,341)	(439,924)	—	(1,145,265)
Distribution to shareholders	(1,613,003)	(199,295)	(84,706)	(1,897,004)

At December 31, 2008	16,286,477	8,941,579	1,565,431	26,793,487
Additions	5,927,930	3,212,419	1,861,328	11,001,677
Disposals	(497,506)	(6,424,596)	(194,070)	(7,116,172)
Disposal of SHCC	(85,664)	—	—	(85,664)

At December 31, 2009	21,631,237	5,729,402	3,232,689	30,593,328

Accumulated depreciation:
At January 1, 2008	2,138,017	524,146	36,060	2,698,223
Charge for the year	2,988,300	1,300,256	215,209	4,503,765
Disposals	(422,712)	(38,870)	—	(461,582)
Distribution to shareholders	(262,913)	(27,112)	(26,877)	(316,902)

At December 31, 2008	4,440,692	1,758,420	224,392	6,423,504
Charge for the year	3,072,638	1,608,655	1,167,700	5,848,993
Disposals	(310,595)	(873,125)	(160,676)	(1,344,396)
Disposal of SHCC	(36,046)	—	—	(36,046)

At December 31, 2009	7,166,689	2,493,950	1,231,416	10,892,055

Net book value:
At December 31, 2009	14,464,548	3,235,452	2,001,273	19,701,273

At December 31, 2008	11,845,785	7,183,159	1,341,039	20,369,983

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

9.	Intangible assets

		Trade Name
	Purchased	and Lifetime	Customer	Partnership
	Software	Membership	Relationships	Agreement	Others	Total
	RMB	RMB	RMB	RMB	RMB	RMB

Cost:
At January 1, 2008	1,791,667	10,300,000	8,320,000	—	710,000	21,121,667
Additions	255,610	—	—	—	—	255,610
Acquisition of subsidiaries	—	—	330,000	3,750,000	250,000	4,330,000
Distribution to shareholders	(135,550)	—	—	—	—	(135,550)

At December 31, 2008	1,911,727	10,300,000	8,650,000	3,750,000	960,000	25,571,727
Additions	5,296,803	2,561,525	—	—	—	7,858,328
Disposal of SHCC	—	—	—	(370,000)	(250,000)	(620,000)

At December 31, 2009	7,208,530	12,861,525	8,650,000	3,380,000	710,000	32,810,055

Amortization:
At January 1, 2008	162,820	—	49,200	—	111,304	323,324
Amortization	364,237	—	2,162,500	2,217,176	445,734	5,189,647
Distribution to shareholders	(21,414)	—	—	—	—	(21,414)

At December 31, 2008	505,643	—	2,211,700	2,217,176	557,038	5,491,557
Amortization	967,142	—	2,162,500	1,358,482	86,711	4,574,835
Disposal of SHCC	—	—	—	(195,658)	(75,945)	(271,603)

At December 31, 2009	1,472,785	—	4,374,200	3,380,000	567,804	9,794,789

Net book value
At December 31, 2009	5,735,745	12,861,525	4,275,800	—	142,196	23,015,266

At December 31, 2008	1,406,084	10,300,000	6,438,300	1,532,824	402,962	20,080,170

The addition in purchased software was mainly the Oracle accounting system and Microsoft software purchased in order to improve the enterprise resource process. The addition in trade name was the registration fee for the trade name of “BITAUTO” and lifetime membership fee.

Management determined the trade name and lifetime membership would have an indefinite useful life as the assets may be used indefinitely without significant costs of renewal. There were no indicators of impairment associated with the finite lived intangible assets as of December 31, 2008 and 2009. Refer to Note 11 for further discussion on the impairment testing of indefinite lived intangible assets.

10.	Goodwill

RMB

At January 1, 2008	42,571,455
Acquisition of subsidiaries (Note 3)	5,493,378

At December 31, 2008	48,064,833
Goodwill arising from settlement of contingent consideration (Note 3)	13,836,764
Disposal of SHCC	(3,155,748)

At December 31, 2009	58,745,849

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

11.	Impairment testing of goodwill and intangible assets with indefinite lives

Goodwill and intangible assets with indefinite lives have been allocated to the following CGUs, which are separate entities, respectively, for impairment testing.

•	Shanghai You Shi Advertising Communication Company Limited (“SHYS”)

•	Beijing Radio Alliance Advertising Company Limited (“BRAA”)

•	Beijing Bitauto Internet Information Company Limited (“BBII”)

•	Shanghai Cheng Chen Media Company Limited (“SHCC”)

	December 31, 2008
	SHYS	BRAA	BBII	SHCC	Total
	RMB	RMB	RMB	RMB	RMB

Goodwill	42,571,455	2,337,630	—	3,155,748	48,064,833
Trade name with indefinite useful lives	10,300,000	—	—	—	10,300,000

	December 31, 2009
	SHYS	BRAA	BBII	SHCC	Total
	RMB	RMB	RMB	RMB	RMB

Goodwill	56,408,219	2,337,630	—	—	58,745,849
Trade name with indefinite useful lives	10,300,000	—	—	—	10,300,000
Lifetime membership	—	—	1,641,480	—	1,641,480
BITAUTO trade name	—	—	920,045	—	920,045

The goodwill of RMB3,155,748 was initially recognized upon the acquisition of SHCC on April 30, 2008 (Note 3). On September 22, 2009, the Group disposed of SHCC (Note 7), resulting in the derecognition of the associated goodwill.

The Group performed annual impairment tests as at December 31, 2008 and 2009 to assess the cash generating units’ respective recoverable amounts. Management concluded that there was no impairment as the recoverable amounts of the cash generating units exceeded their carrying amounts.

The recoverable amount of each CGU was determined based on a value in use calculation using cash flow projections based on financial budgets covering a five-year period approved by senior management. The discount rates applied to the cash flow projections ranged from 20% to 22% and cash flows beyond the five-year period are extrapolated using growth rates of 3%.

Key assumptions were used in the value in use calculation of each CGU as of December 31, 2008 and 2009. The following describes each key assumption on which management has based its cash flow projections to undertake impairment testing of goodwill:

Budgeted gross margins — The basis used to determine the value assigned to the budgeted gross margins is the average gross margins achieved in the year immediately before the budget year, increased for expected efficiency improvements.

Discount rates — The discount rates used are pre-tax interest rates and reflect specific risks relating to the relevant units.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

12.	Trade and notes receivables

	2008	2009
	RMB	RMB

Trade receivables	137,080,225	205,041,437
Less: Provision for bad debts	(2,404,384)	(801,613)

	134,675,841	204,239,824
Notes receivable	4,480,000	20,560,549

	139,155,841	224,800,373

Trade receivables are non-interest bearing and are generally on terms of 60 to 90 days. In some cases, these terms are extended up to 180 days for certain qualifying long term customers who have met specific credit requirements.

As at December 31, 2009, trade receivables at initial value of RMB801,613 (2008: RMB2,404,384) were impaired and fully provided for. Movements in the provision for individually impaired trade receivables were as follows:

	Individually
	Impaired	Total
	RMB	RMB

At January 1, 2007	50,000	50,000
Charge for the year	853,451	853,451
Write off	(50,000)	(50,000)

At December 31, 2007	853,451	853,451
Charge for the year	1,550,933	1,550,933

At December 31, 2008	2,404,384	2,404,384
Charge for the year	2,469,167	2,469,167
Write off	(4,071,938)	(4,071,938)

At December 31, 2009	801,613	801,613

As at December 31, the ageing analysis of trade receivables was as follows:

		Neither Past Due	Past Due But Not Impaired
	Total	Nor Impaired	<90 Days	90-180 Days	>180 Days
	RMB	RMB	RMB	RMB	RMB

2009	224,800,373	96,839,090	75,853,191	43,075,700	9,032,392
2008	139,155,841	60,470,177	55,387,037	16,829,691	6,468,936

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

13.	Prepayments and other receivables

	2008	2009
	RMB	RMB

Advances to suppliers	18,813,300	15,061,934
Prepaid expenses	658,428	342,299
Deposits	7,621,169	8,496,847
Staff advances	5,632,882	6,195,792
Others	123,236	6,237,081

	32,849,015	36,333,953

Prepayments and other receivables are unsecured, interest-free and have no fixed terms of repayment.

14.	Cash and cash equivalents

	2008	2009
	RMB	RMB

Cash at bank and on hand	100,576,916	150,595,315

Cash at bank earns interest at floating rates based on daily bank deposit rates.

15.	Issued capital and share premium

Authorized Shares	2008	2009

Ordinary shares of US$0.00004 each	1,232,738,087.5	1,227,852,525.0

	Number of
Ordinary Shares Issued and Fully Paid	Shares	RMB

At January 1, 2007	10,808,332.5	3,498
Issuance of shares on July 31, 2007 as equity-settled compensation to employee	59,380.0	19
Repurchase of shares	(618,750.0)	(200)

At December 31, 2007	10,248,962.5	3,317
Issuance of shares on February 1, 2008 in exchange for issued share capital of Autoworld Media Company Limited	1,028,507.5	296

At December 31, 2008	11,277,470.0	3,613
Issuance of shares on July 14, 2009 in exchange for issued share capital of Autoworld Media Company Limited	771,385.0	211
Issuance of shares on December 31, 2009 in exchange for issued share capital of Autoworld Media Company Limited	294,195.0	81

At December 31, 2009	12,343,050.0	3,905

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

	Number of
Ordinary Shares Issued and Fully Paid	Shares	RMB

Share premium
At January 1, 2008		303,607
Issuance of shares on February 1, 2008 in exchange for issued share capital of Autoworld Media Company Limited		22,081,622

At December 31, 2008		22,385,229
Issuance of shares on July 14, 2009 in exchange for issued share capital of Autoworld Media Company Limited		16,561,241
Issuance of shares on December 31, 2009 in exchange for issued share capital of Autoworld Media Company Limited		6,918,301

At December 31, 2009		45,864,771

The Company issued a total of 2,094,087.5 ordinary shares to former shareholders of Autoworld Media Company Limited as part of the consideration for the Autoworld Media Company Limited acquisition. Refer to Note 3 for further discussion.

16.	Basic and diluted earnings per share

Basic earnings per share is computed by dividing profit/(loss) for the year attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Profit/(loss) attributable to ordinary shareholders is calculated using the two class method as the Company has issued shares other than ordinary shares that contractually entitle the holder of such securities to participate in dividends and earnings of the Company. Dividends are calculated for the participating security on undistributed earnings and are a reduction in the profit/(loss) for the year attributable to ordinary shareholders. The Company’s Series A, B, C, D-1 and D-2 convertible preference shares are participating securities with rights to dividends should dividends be declared on ordinary shares. See note 18.1. The assumed dividends on undistributed earnings are allocated as if the entire profit/(loss) for the year were distributed and are based on the relationship of the weighted average number of common shares outstanding and the weighted average number of common shares outstanding if the preference shares were converted into common shares.

Diluted net income per ordinary share is computed by dividing the profit/(loss) for the year attributable to ordinary shareholders for the period by the weighted average number of ordinary and potential ordinary shares outstanding during the period, if the effect of potential ordinary shares are dilutive. Potential ordinary shares include incremental shares of ordinary shares issuable upon the exercise of employee stock options and the conversion of preference securities. The Company’s potentially dilutive shares have not been included in the computation of diluted profit or loss per ordinary share for periods in which the result would be anti-dilutive.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

The following reflects the (loss)/profit and share data used in the basic and diluted earnings per share computations:

	2007	2008	2009
	RMB	RMB	RMB

Continuing operations
Basic (loss)/profit attributable to:
Ordinary shareholders	(72,987,673)	38,053,518	(2,517,200)
Series A Preference Shareholders	(27,619,639)	12,708,272	(835,497)
Series B Preference Shareholders	(39,386,630)	18,122,468	(1,191,449)
Series C Preference Shareholders	(5,990,316)	15,429,917	(1,014,429)
Series D-1 Preference Shareholders	—	—	(325,072)
Series D-2 Preference Shareholders	—	—	(151,933)

Total	(145,984,258)	84,314,175	(6,035,580)

Discontinued operations
Basic (loss) attributable to:
Ordinary shareholders	(14,319,742)	(21,031,977)	(22,526,340)
Series A Preference Shareholders	(5,418,807)	(7,023,794)	(7,476,834)
Series B Preference Shareholders	(7,727,420)	(10,016,191)	(10,662,242)
Series C Preference Shareholders	(1,175,264)	(8,528,033)	(9,078,097)
Series D-1 Preference Shareholders	—	—	(2,909,058)
Series D-2 Preference Shareholders	—	—	(1,359,641)

Total	(28,641,233)	(46,599,995)	(54,012,212)

Basic earnings
(Loss)/profit attributable to:
Ordinary shareholders	(87,307,415)	17,021,541	(25,043,540)
Series A Preference Shareholders	(33,038,446)	5,684,478	(8,312,331)
Series B Preference Shareholders	(47,114,050)	8,106,277	(11,853,691)
Series C Preference Shareholders	(7,165,580)	6,901,884	(10,092,526)
Series D-1 Preference Shareholders	—	—	(3,234,130)
Series D-2 Preference Shareholders	—	—	(1,511,574)

Total	(174,625,491)	37,714,180	(60,047,792)

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

	2007	2008	2009
	RMB	RMB	RMB

Diluted earnings
(Loss)/profit attributable to ordinary shareholders for basic earnings	(87,307,415)	17,021,541	(25,043,540)
Dilutive effect of interest and change in fair value of Series A, B and C Convertible Preference Shares	—	(39,547,215)	—
Reallocation of earnings allocated to Series A, B and C Preference Shareholders	—	46,260,657	—

Diluted earnings attributable to ordinary shareholders	(87,307,415)	23,734,983	(25,043,540)

Diluted earnings from continuing operations
(Loss)/profit attributable to ordinary shareholders from continuing operations	(72,987,673)	38,053,518	(2,517,200)
Dilutive effect of interest and change in fair value of Series A, B and C Convertible Preference Shares	—	(39,547,215)	—
Reallocation of earnings allocated to Series A, B and C Preference Shareholders	—	46,260,657	—

Diluted earnings attributable to ordinary shareholders from continuing operations	(72,987,673)	44,766,960	(2,517,200)

	2007	2008	2009

Weighted average number of shares
Weighted average number of ordinary shares outstanding as of January 1,	10,808,333	10,248,963	11,277,470
Weighted average number of ordinary shares repurchased during the year	(257,813)	—	—
Weighted average number of ordinary shares issued as equity settled compensation to key executive	24,743	—	—
Weighted average number of ordinary shares issued as part of Autoworld Media Company Limited acquisition	58,060	1,799,893	845,538

Weighted average number of ordinary shares outstanding for the period for basic earnings	10,633,323	12,048,856	12,123,008
Dilutive effect of share based compensation	—	586,378	—
Dilutive effect of convertible preference shares	—	14,647,476	—

Weighted average number of ordinary shares adjusted for the effect of dilution	10,633,323	27,282,710	12,123,008

In relation to the Autoworld Media Company Limited acquisition, the 1,799,892.5 shares above comprises of a closing payment of 1,028,507.5 shares, and the first contingent consideration of 771,385.0 shares, these shares were issued on February 1, 2008 and July 14, 2009, respectively (Note 3). The shares are included in the weighted average number of shares from the date of acquisition, because the Company incorporates into its consolidated statements of comprehensive income Autoworld Media Company Limited’s profits and losses from the acquisition date, on this basis for purposes of determining the weighted average number of shares outstanding, the shares are

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

treated as outstanding from December 19, 2007 in the year ended December 31, 2007, and for the full year in the years ended December 31, 2008 and 2009. For the year ended December 31, 2009, 74,152.5 outstanding shares are included in the weighted average number of ordinary shares, being the weighted average number of shares issued as part of the final contingent payment for the acquisition of Autoworld. These shares are deemed to be outstanding from the date the contingency was resolved, October 1, 2009.

	2007	2008	2009

Weighted average number of shares
Series A convertible preference shares issued at January 1,	4,023,810	4,023,810	4,023,810

Weighted average number of Series A convertible preference shares	4,023,810	4,023,810	4,023,810

Series B convertible preference shares issued at January 1,	5,738,103	5,738,103	5,738,103

Weighted average number of Series B convertible preference shares	5,738,103	5,738,103	5,738,103

Series C convertible preference shares issued at January 1,	—	4,885,563	4,885,563
Weighted average number of Series C convertible preference shares issued during the year	872,708	—	—

Weighted average number of Series C convertible preference shares	872,708	4,885,563	4,885,563

Series D-1 convertible preference shares issued at January 1,	—	—	—
Weighted average number of Series D-1 convertible preference shares issued during the year	—	—	1,565,568

Weighted average number of Series D-1 convertible preference shares	—	—	1,565,568

Series D-2 convertible preference shares issued at January 1,	—	—	—
Weighted average number of Series D-2 convertible preference shares issued during the year	—	—	731,718

Weighted average number of Series D-2 convertible preference shares	—	—	731,718

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

The following weighted average number of shares result from instruments that could potentially dilute basic earnings per ordinary share in the future, but were not included in the calculation of diluted earnings per share because they are antidilutive for the periods presented:

	2007	2008	2009

Weighted average number of shares
Equity settled share based compensation	639,695	—	607,660
Series A convertible preference shares	4,023,810	—	4,023,810
Series B convertible preference shares	5,738,103	—	5,738,103
Series C convertible preference shares	872,708	—	4,885,563
Series D-1 convertible preference shares	—	—	1,565,568
Series D-2 convertible preference shares	—	—	731,718
Convertible promissory notes	—	834,338	896,803

Total	11,274,316	834,338	18,449,225

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of approval of these consolidated financial statements.

To calculate earnings per share amounts for the discontinued operations (see Note 7), the weighted average number of ordinary shares for both basic and diluted amounts is as per the table above.

17.	Share-based payments

The expenses recognized for employee services received during the years are shown in the following table:

	2007	2008	2009
	RMB	RMB	RMB

Expense arising from employee stock incentive plan	1,938,153	793,792	292,159
Expense arising from equity-settled employee compensation	204,838	—	—

	2,142,991	793,792	292,159

Employee Stock Incentive Plan (the “Plan”)

On December 31, 2006, the Company implemented the Plan under which the Company has reserved 1,028,512.5 ordinary shares for employees. The Board of Directors of the Company may invite employees of the Group to subscribe for options over the Company’s ordinary shares. Employees must remain in service for a period of three years from the date of grant.

These options have an exercise price of US$0.40 per share. Pursuant to the Plan, 33% of the options vested 12 months after the vesting commencement date, the second 33% of the options vested 24 months after the vesting commencement date, and the remaining 34% of the options vested 36 months after the vesting commencement date, on the condition that employees remain in service without any performance requirements. Options granted typically expire in ten years from the vesting date and there are no cash settlement alternatives. The Company has not developed a past practice of cash settlement. Options related to 750,000.0 shares were granted to designated employees on December 31, 2006, as determined by the Board of Directors.

According to shareholders resolution and directors’ resolution dated on June 27, 2008, respectively, all options granted to employees of Autoworld Media Company Limited, Autoworld Business Consulting (Shanghai) Co.,

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

Limited and Beijing Carsfun Information Technology Limited, which were disposed of in 2008, vested immediately. Expense of RMB37,551, which would have otherwise been recognized for service received over the remainder of the vesting period, has been recognized in 2008.

The following shares were outstanding under the Plan during the year:

		2007		2008		2009
		Weighted		Weighted		Weighted
		Average		Average		Average
	2007	Exercise	2008	Exercise	2009	Exercise
	Number of	Prices	Number of	Prices	Number of	Prices
	Shares	US$/Share	Shares	US$/Share	Shares	US$/Share

Outstanding at January 1	750,000.0	0.40	750,000.0	0.40	718,750.0	0.40
Forfeited during the year	—	—	(31,250.0)	0.40	—	—

Outstanding at December 31	750,000.0	0.40	718,750.0	0.40	718,750.0	0.40

Exercisable at December 31	250,000.0	0.40	507,500.0	0.40	718,750.0	0.40

The weighted average remaining contractual life for the share options outstanding as at December 31, 2009 was 7 years (2008: 8 years, 2007: 9 years).

The fair value of services received in return for share options granted is measured by reference to the fair value of share options granted. The estimate of the fair values of the share options granted on December 31, 2006 is measured based on the binomial model, taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model used for the Plan on the date of grant:

Fair value per share	US$	0.91
Exercise price per share	US$	0.40
Risk-free interest rate		5.13%
Dividend yield		0.00%
Weighted-average fair value per option granted	US$	1.46
Expected volatility		33.0%

The volatility is estimated based on annualized standard deviation of daily stock price return of comparable companies, for the period before valuation date and with similar span as time to expiration.

Equity-settled employee compensation

On September 14, 2006, the Company granted 59,380.0 ordinary shares to a key executive with the condition that he would remain in service for a period of one year from the date of grant. The fair value of ordinary shares granted is the estimated market value at the date of the grant. On July 31, 2007, all shares granted to the key executive were modified to vest immediately. On the same day, the key executive agreed to exchange the Company’s shares issued to him for shares of Proudview Limited. The fair value of the Proudview Limited shares approximated the fair value of the shares issued to the key executive resulting in no impact to the share- based payment cost recorded. The Company recorded share-based payment cost of RMB204,838 for the year ended December 31, 2007.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

18.	Other financial assets and financial liabilities

18.1 Convertible preference shares

The reconciliation of the carrying values of the derivative component and liability component of the Series A, B and C convertible preference shares and reconciliation of the carrying value of the Series D-1 and D-2 convertible preference shares as at December 31, 2008 and 2009 are as follows:

	2008	2009
	RMB	RMB

Derivative component of Series A, B and C convertible preference shares
Opening balance	245,639,089	180,337,756
Changes in fair value of derivative component of convertible preference shares recorded in profit or loss	(50,294,966)	6,437,250
Foreign exchange reserve	(15,006,367)	(173,957)

Closing balance	180,337,756	186,601,049

Liability component of Series A, B and C convertible preference shares
Opening balance	122,839,550	125,512,736
Interest expense recorded in finance costs	10,747,750	10,823,074
Foreign exchange reserve	(8,074,564)	(126,084)

Closing balance	125,512,736	136,209,726

Series D-1 and D-2 convertible preference shares at fair value
Opening balance	—	—
Series D-1 and D-2 convertible preference shares issued on July 8, 2009 and July 20, 2009, respectively	—	124,053,521
Changes in fair value of Series D-1 and D-2 convertible preference shares	—	26,867,920
Foreign exchange reserve	—	(112,320)

Closing balance	—	150,809,121

Total convertible preference share liability	305,850,492	473,619,896

Number of conversion shares at the reporting date (shares)	14,647,475.0	19,760,340.0

No conversion of the convertible preference shares has occurred as of December 31, 2009.

On March 9, 2006, the Company issued 3,250,000.0 zero coupon Series A convertible preference shares with an aggregate principal amount of RMB10,503,480 (US$1,300,000) (the “Series A Convertible Preference Shares”) to third party investors. Together with the issuance of Series A Convertible Preference Shares, the Company issued warrants to the investors to subscribe for 773,810.0 shares of Series A convertible preference shares of the Company at a pre-determined exercise price of US$0.56 per share, and the warrants were exercised on August 14, 2006 with an aggregate principal amount of RMB3,448,680 (US$433,333). The warrants were carried at fair value on the consolidated statement of financial position before they were exercised.

On August 14, 2006 and August 31, 2006, the Company issued 3,244,040.0 and 2,494,062.5 zero coupon Series B convertible preference shares with an aggregate principal amount of RMB42,207,327 and

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

RMB32,495,906 (US$5,408,463 and US$4,158,204) (the “Series B Convertible Preference Shares”) to third party investors, respectively.

On October 24, 2007, the Company issued 4,429,575.0 zero coupon Series C convertible preference shares with an aggregate principal amount of RMB99,342,560 (US$13,600,000) (the “Series C Convertible Preference Shares”) to third party investors. On November 23, 2007, the Company issued an additional 455,987.5 Series C convertible preference shares with an aggregate principal amount of RMB10,226,440 (US$1,400,000) to third party investors.

On July 20, 2009, the Company issued 3,484,345.0 zero coupon Series D-1 convertible preference shares with an aggregate principal amount of RMB81,990,000 (US$12,000,000) (the “Series D-1 Convertible Preference Shares”) to a third party investor.

On July 20, 2009, the holders of the convertible promissory notes converted the convertible promissory notes (Note 18.2) of RMB34,168,000 (US$5,000,000) issued by the Company on June 27, 2008 into 1,628,520.0 shares of Series D-2 convertible preference shares (the “Series D-2 Convertible Preference Shares”).

The conversion price of the convertible preference shares is not fixed and hence it will not result in settlement by the exchange of a fixed amount of cash for a fixed number of the Company’s shares. The Series A, B and C convertible preference shares contract are separated into two components: a derivative component consisting of the conversion option and a liability component consisting of the straight debt element of the preference shares. The conversion options of Series A, B and C convertible preference shares are carried at fair value on the consolidated statement of financial position with any changes in fair value being recognized in profit or loss in the period when the change occurs. The Series D-1 and D-2 convertible preference shares are carried at fair value on the consolidated statement of financial position with any changes in fair value being recognized in profit or loss in the period when the change occurs.

Voting

Each Series A, B, C, D-1 or D-2 convertible preference share carries such number of votes as is equal to the number of votes of ordinary share then issuable upon the conversion of such Series A, B, C or D convertible preference share. The holders of convertible preference shares (“Preference Shareholders”) and the holders of ordinary shares shall vote together and not as a separate class.

Dividends

The Series A, B, C, D-1 and D-2 Preference Shareholders shall be entitled to receive, out of any funds legally available, and when and if declared by the Board of Directors, dividends at the rate and in the amount as the Board of Directors considers appropriate. The dividend is cumulative in nature and all declared but unpaid dividends will be distributed to the Preference Shareholders upon liquidation.

No dividends or other distributions shall be declared, paid or distributed (whether in cash or otherwise) on any ordinary shares or any other classes of shares unless and until a dividend in the like amount and kind has first been declared on the preference shares on an as-if-converted basis and has been paid in full to the Preference Shareholders.

Liquidation

The convertible preference shares rank ahead of the ordinary shares in the event of a liquidation.

If the liquidation event occurs, each holder of convertible preference shares shall be entitled to receive in the order of Series D-1, Series D-2, Series C, Series B and Series A convertible preference shares, prior and in

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

preference to any distribution of any of the assets of the Company to the holders of the ordinary shares, the amount of purchase price of their individual shares, plus all declared but unpaid dividends up to and including the date of commencement of the liquidation event. If the assets and funds available are insufficient to permit the full payment, it shall be distributed ratably among the holders of the convertible preference shares.

Conversion

Convertible preference shares are convertible to ordinary shares (i) at the option of the holders; or (ii) automatically upon the closing of an initial public offering; or (iii) automatically in the event that holders of 66.67% or more of the convertible preference shares in issue elect to convert.

The conversion price shall initially equal to the purchase price of applicable convertible preference shares and be subject to adjustment for dividends, splits, subdivisions, combinations, or consolidation of ordinary shares, other distributions, reclassification, exchange and substitution, issuance of additional stock, extension of general offer, winding-up and other adjustment events.

If the Company shall issue any ordinary shares for a consideration per share less than the conversion price in effect on the date and immediately prior to such issue, then, and in each such event unless as otherwise agreed by the holders of the convertible preference shares, the holders of convertible preference shares shall be entitled to receive additional preference shares to ensure the number of shares held by the holders equal to the number of shares that the purchase price would have purchased at such new purchase price.

If the holders of at least a majority of the then outstanding convertible preference shares reasonably determine that an adjustment should be made to the conversion price, the Company shall request such firm of internationally recognized independent accountants jointly selected by the Company and such holders, acting as experts, to determine as soon as practicable what adjustment (if any) to the conversion price is fair and reasonable to take account thereof and the date on which such adjustment should take effect, and upon such determination such adjustment (if any) shall be made and shall take effect in accordance with such determination, the costs, fees and expenses of the accountants selected shall be borne by the Company.

Redemption and repurchase of shares

The holder of convertible preference shares have the right at any time and from time to time commencing from July 8, 2013, if there is no initial public offering (“IPO”) or trade sale, to require and demand the Company to redeem all (but not part) of its convertible preference shares, and the Company shall redeem all (but not part) of the holder’s convertible preference shares, and the Company shall redeem all of such holder’s convertible preference shares within 90 days from the date of the redemption notice given to the Company.

The initial redemption prices for convertible preference shares are the sum of its subscription price and declared but unpaid dividend up to and including the redemption date.

18.2 Convertible promissory notes

On June 27, 2008, the Company issued zero coupon convertible promissory notes with an aggregate principal amount of US$5,000,000 (RMB34,264,500) (the “Notes”) to third party investors (individually the “Holder”).

The Notes were convertible into convertible preference shares. Hence the Notes will not result in settlement by the exchange of a fixed amount of cash for a fixed number of the Company’s shares. In accordance with the requirements of IAS 39, Financial Instruments — Recognition and Measurement, the conversion feature and redemption feature of the Notes are accounted as a compound instrument. The host debt contract net of the derivatives (conversion feature and redemption feature) is considered an equity instrument and has no value. The

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

conversion feature and redemption feature are carried at fair value on the consolidated statements of financial position with any changes in fair value being charged or credited to the consolidated statements of comprehensive income in the period when the change occurs.

The reconciliation of the carrying values of the convertible promissory notes as at December 31, 2008, and 2009 are as follows:

	2008	2009
	RMB	RMB

Opening balance	—	42,743,588
Convertible promissory notes issued during the year	34,264,500	—
Changes in fair value recorded in profit or loss	8,708,905	(680,067)
Converted to Series D-2 convertible preference shares on July 20, 2009	—	(42,063,521)
Foreign exchange reserve	(229,817)	—

Closing balance	42,743,588	—

On July 20, 2009, the terms and conditions of the Notes were modified and all of the Notes were simultaneously converted into 1,628,520.0 Series D-2 convertible preference shares.

The fair value of the conversion feature and redemption feature was effectively the fair value of the Notes and was calculated using the binomial model with the following major inputs used in the model as follows:

	December 31, 2008		July 20, 2009

Total fair value of equity	US$	78,238,000	US$	87,466,000
Expected volatility		58.7%		71.37%
Dividend yield		0.00%		0.00%
Risk-free rate		3.20%		0.23%
Expected life		0.5		0.1

Any changes in the major inputs into the model would have resulted in changes in the fair value of the Notes. Refer to Note 18.3. The aggregate changes in the fair value of the Notes from issuance date, June 27, 2008, to December 31, 2008 and from January 1, 2009 to the conversion date was RMB(8,708,905) and RMB680,067, respectively, which has been recorded as the “Changes in fair value of convertible promissory notes” in the consolidated statements of comprehensive income for the years ended December 31, 2008 and 2009. The aggregate changes in the fair value of the Notes are unrealized as of December 31, 2008.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

18.3 Fair values

Set out below is a comparison by class of the carrying amounts and fair value of the Company’s financial instruments that are carried in the consolidated financial statements:

	2008		2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	RMB	RMB	RMB	RMB

Financial assets
Trade and notes receivables	139,155,841	139,155,841	224,800,373	224,800,373
Other receivables and due from related parties	35,860,994	35,860,994	51,733,067	51,733,067
Cash and cash equivalents	100,576,916	100,576,916	150,595,315	150,595,315

Total	275,593,751	275,593,751	427,128,755	427,128,755

Financial liabilities
Derivative component of Series A, B and C convertible preference shares	180,337,756	180,337,756	186,601,049	186,601,049
Liability component of Series A, B and C convertible preference shares	125,512,736	94,050,930	136,209,726	111,388,427
Series D-1 and D-2 convertible preference shares	—	—	150,809,121	150,809,121
Convertible promissory notes	42,743,588	42,743,588	—	—
Trade payables	60,997,221	60,997,221	152,273,917	152,273,917
Other payables, advances from customers, due to related parties and due to former shareholders of Autoworld Media Company Limited (net of foreign currency translation differences)	29,946,995	29,946,995	18,527,916	18,527,916

Total	439,538,296	408,076,490	644,421,729	619,600,430

The fair values of the financial assets and liabilities are included at the amounts at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following methods and assumptions were used to estimate the fair values:

The fair value of cash and cash equivalents, trade and notes receivables, other receivables, trade payables and other payables approximate their carrying amounts largely due to the short-term maturity of these instruments.

The fair value of the derivative component of the convertible preference shares was calculated using the binomial model with the major inputs used in the model as follows:

	2008		2009

Total fair value of equity	US$	78,238,000	US$	95,418,000
Expected volatility		58.7%		61.9%
Dividend yield		0.00%		0.00%
Risk-free rate		3.20%		2.80%
Expected life		3.9		3.5

Any changes in the major inputs into the model will result in changes in the fair value of the derivative component. The aggregate changes in the fair value of the conversion option of Series A, B and C convertible

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

preference shares, and the fair value of Series D-1 and D-2 convertible preference shares during the years ended December 31, 2007, 2008 and 2009 were RMB(155,202,332), RMB50,294,966 and RMB(33,305,170) respectively, which have been recorded as the “Changes in fair value of derivative component of convertible preference shares” in the consolidated statement of comprehensive income. The aggregate changes in the fair value of the above instruments are unrealized as of December 31, 2008 and December 31, 2009.

The initial carrying value of the liability component of convertible preference shares is the residual amount after separating the fair value of the derivative component. It is subsequently measured at amortized cost. Interest expense is calculated using the effective interest method by applying the effective interest rates ranging from 2.85% to 12.66% to the adjusted liability component.

Fair value hierarchy

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities;

Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

As at December 31, 2009, the Company held the following financial instruments measured at fair value:

	December 31, 2009
		Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB

Derivative component of convertible preference shares — Series A, B and C	186,601,049	—	—	186,601,049
Convertible preference shares — Series D-1 and D-2	150,809,121	—	—	150,809,121

	337,410,170	—	—	337,410,170

For the year ended December 31, 2009, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

The derivative component of the Series A, B and C convertible preference shares, the Series D-1 and D-2 preference shares and the convertible promissory notes are measured at fair value. The fair value of these instruments has been estimated using a discounted cash flow model. The valuation requires management to make certain assumptions about the model inputs as detailed above. The probabilities of the various estimates within the range can be reasonably assessed and are used in management’s estimate of fair value for these instruments. Management has determined that the potential effect of using reasonably possible alternatives as inputs to the valuation model would reduce the fair value by RMB10,799,756 using less favourable assumptions and increase the fair value by RMB11,921,693 using more favourable assumptions.

19.	Trade payables

	2008	2009
	RMB	RMB

Trade payables	60,997,221	152,273,917

Trade payables are non-interest-bearing and are normally settled under the terms of 120 to 150 days.

20.	Other payables and accruals

	2008	2009
	RMB	RMB

Accrued payroll	12,678,961	16,430,256
Welfare and social insurance	15,783,645	4,824,064
Accrued expenses	8,735,978	12,014,870
Advances from customers	8,552,674	9,276,557
Other payables	8,035,829	3,590,027
Other tax payables	16,249,406	26,593,978

	70,036,493	72,729,752

The above balances are non-interest-bearing and are normally settled under the terms of 120 to 150 days.

21.	Related party disclosures

The ordinary shareholders of the Company are Proudview Limited, Honour State Limited, Winstate Investment Limited and Charm Huge Management Limited, respectively, which are companies incorporated in the British Virgin Islands.

The Group distributed the net assets of Autoworld Media Company Limited, Autoworld Business Consulting (Shanghai) Co., Limited, and Beijing Carsfun Information Technology Limited to its shareholders during the year ended December 31, 2008. Refer to note 7 for further discussion.

The following table summarizes the related party transactions for years ended December 31, 2007, 2008 and 2009:

	2007	2008	2009
	RMB	RMB	RMB

Services purchased from entity with common shareholders of the Company — Beijing Easy Auto Reach Media Company Limited	—	870,000	1,560,000

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

	2007	2008	2009
	RMB	RMB	RMB

Disposal of SHCC to an entity with common shareholders of the Company — Autoworld Media Company Limited (Note 7)	—	—	350,000

The following table summarizes the related party balances as at December 31, 2008 and 2009:

	2008	2009
	RMB	RMB

Amounts due from key management personnel	1,872,050	7,436,558
Amounts due from entities with common shareholders of the Company	1,798,357	8,304,855

Total amounts due from related parties	3,670,407	15,741,413

	2008	2009
	RMB	RMB

Amounts due to entities with common shareholders of the Company	3,106,592	5,661,332
Amounts due to Autoworld Media Company Limited (Note 3)	10,251,900	—

Total amounts due to related parties	13,358,492	5,661,332

The above balances are unsecured, interest-free and have no fixed terms of repayment.

For the year ended December 31, 2008 and 2009, the Group did not make any provision for doubtful debts relating to amounts owed by related parties. The assessment of doubtful debt provision is undertaken each financial year through examining the financial position of the relevant related parties and the market in which the related parties operate.

Compensation of key management personnel of the Group

	2007	2008	2009
	RMB	RMB	RMB

Wages and salaries	1,013,040	1,282,953	2,486,927
Post-employment benefits	27,662	107,154	251,511
Share-based payments	403,208	168,993	66,514

Total compensation paid to key management personnel	1,443,910	1,559,100	2,804,952

22.	Commitments and contingencies

Operating lease commitments — Group as lessee

The Group has entered into operating leases on certain office premises. These leases have an average life of between 2 and 5 years. There are no restrictions placed upon the Group by entering into these leases.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

Future minimum lease payments under non-cancelable operating leases as at December 31 are as follows:

	2008	2009
	RMB	RMB

Within one year	3,625,157	14,216,668
After one year but not more than five years	392,435	12,952,906

	4,017,592	27,169,574

Legal Proceedings

The Group may from time to time be subject to various legal or administrative proceedings, either as plaintiff or defendant, arising in the ordinary course of the Group’s business. The Group is not currently a party to, nor is aware of, any legal proceeding, investigation or claim that, in the view of our management, is likely to materially and adversely affect our business, financial condition or results of operations.

23.	Financial risk management objectives and policies

The Group is exposed to business risk, interest rate risk, foreign currency risk, liquidity risk and credit risk. Management reviews and agrees policies for managing each of these risks and they are summarized below.

(i) Interest rate risk

The Group’s earnings are affected by changes in interest rates due to the impact of such changes on interest income and expense from interest-bearing financial assets and liabilities. The Group’s interest-bearing financial assets comprised primarily of cash deposits at floating rates based on daily bank deposit rates, and the Group did not have any interest-bearing debt obligations as of December 31, 2009. For the year ended December 31, 2009, the interest income from cash deposits was approximately RMB372,785 (2008: RMB636,446; 2007: RMB743,185). Therefore, the Group considers that the exposure to interest rate risks is insignificant.

(ii) Foreign currency risk

The Company’s convertible preference shares are issued in US$, which is its functional currency. The Group’s business in the mainland of PRC is conducted in RMB, which is the functional currency of the Company’s subsidiary and SPEs in the PRC. The Group’s consolidated statement of financial position can be affected to a certain extent by movements in the US$/RMB exchange rate.

The following table demonstrates the sensitivity to a reasonably possible change in the US$ exchange rate, with all other variables held constant, of the Company’s equity.

	Increase/ Decrease	Effect on
	in US$ Rate	Equity
		RMB

2009	+5.00%	−7,682,239
	−5.00%	7,682,239
2008	+5.00%	−5,658,116
	−5.00%	5,658,116

(iii) Liquidity risk

The Group monitors its risk to a shortage of funds using a recurring liquidity planning tool.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of convertible preference shares. The Group’s policy is that not more than 30% of liabilities should mature in the next 12-month period. 26.5% of the Group’s liabilities would mature in less than one year at December 31, 2009 (2008: 20.7%) based on the carrying value of borrowings reflected in the consolidated financial statements.

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments.

		Less Than 3	3 to 12	1 to 5
Year Ended December 31, 2008	On Demand	Months	Months	Years	Total
	RMB	RMB	RMB	RMB	RMB

Convertible preference shares	—	—	—	305,850,492	305,850,492
Convertible promissory notes	—	—	—	42,743,588	42,743,588
Trade payables	—	47,583,857	13,413,364	—	60,997,221
Other payables, advances from customers, due to related parties and due to former shareholders of Autoworld Media Company Limited (net of foreign currency translation differences)	29,946,995	—	—	—	29,946,995

		Less Than 3	3 to 12	1 to 5
Year Ended December 31, 2009	On Demand	Months	Months	Years	Total
	RMB	RMB	RMB	RMB	RMB

Convertible preference shares	—	—	—	473,619,896	473,619,896
Trade payables	78,787,981	29,317,648	44,168,288	—	152,273,917
Other payables, advances from customers, and due to related parties	18,527,916	—	—	—	18,527,916

(iv) Credit risk

A majority of the customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis via the Group’s management reporting procedures. There is no concentration of credit risk with respect to trade receivables as the Group has a large number of customers. The Group does not have a significant exposure to any individual debtors.

Credit risk from balances with banks and financial institutions is managed by Group’s treasury in accordance with the Group’s policy. The Group’s maximum exposure to credit risk for the components of the statement of financial position at December 31, 2008 and 2009 is the carrying amounts as illustrated in Note 18. The Group’s maximum exposure for financial instruments is noted in Note 18 and in the liquidity table above.

(v) Fair values

Financial assets of the Group mainly include cash and cash equivalents, trade and notes receivables and other receivables. Financial liabilities of the Group mainly include trade payables, other payables, convertible preference shares and convertible promissory notes.

The carrying amounts of the Series A, B and C convertible preference shares, convertible promissory notes and the Series D-1 and D-2 convertible preference shares approximate their fair values as at reporting date. Fair value estimates are made at a specific point in time and based on relevant market information about the financial

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Refer to note 18.3 for further information on fair value.

(vi) Capital management

The primary objective of the Group’s capital management is to achieve a healthy capital ratio in order to support the current and future growth of the Group’s business and to maximize shareholder value.

Capital includes equity attributable to the ordinary shareholders. In prior periods, the Company was not able to secure traditional forms of financing, such as long-term bank borrowings on favorable terms, given that the Company has had a relatively short operating history. In order to fund its growth and working capital requirements, the Company issued convertible preference shares in 2006, 2007, and 2009, and convertible promissory notes in 2008 (collectively referred to as “convertible instruments”). The convertible instruments include clauses that provide the holders with significant benefits including liquidation preference, participation in earnings and conversion options. To maintain or adjust its capital structure, the Group may change its current dividend policy, return capital to shareholders or issue new shares.

No changes were made in the objectives, policies or processes for managing capital during the year ended December 31, 2009.

24.	Operating segment information

For management purposes, the Group is organized into business units based on their services and has three reportable operating segments as follows:

•	The Bitauto.com business segment comprises of advertising activities, and dealer subscription services targeted to the new car automobile market.

•	The Ucar.cn business segment comprises of advertising activities, and dealer listing services targeted to the used automobile market.

•	The digital marketing solutions segment comprises of advertising activities, and advertising agent services.

Although the Ucar.cn business segment does not meet any of the qualitative thresholds to be considered a reportable segment and meets the criteria to be aggregated with the Bitauto.com business operating segment, management believes that information about this segment would be useful to users of the consolidated financial statements as the potential revenue from this segment is expected to exceed 10% of the Group’s total revenue in future periods. Accordingly, management disclosed the Ucar.cn business segment as a separate reportable segment.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on profit or loss and is measured consistently with profit or loss in the consolidated financial statements.

The Group’s business is primarily carried out in the PRC, on this basis no geographic segment information is disclosed.

There are no intercompany transactions between the operating segments that have an effect on profit or loss before eliminations. The Group does not allocate operating, non-operating income and expenses to each reportable segment. Accordingly, the measure of profit and loss for each reportable segment as reported to the chief operating decision maker is gross profit. A reconciliation of gross profit to loss before tax from continuing operations is presented in the statements of comprehensive income.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

			Digital
	Bitauto.com	Ucar.cn	Marketing
Year Ended, December 31, 2007	Business	Business	Solutions	Total

Continuing operations
Revenue	70,025,692	2,173,186	55,499,887	127,698,765
Cost of revenue	(19,347,757)	(9,995,394)	(15,158,774)	(44,501,925)

Gross profit	50,677,935	(7,822,208)	40,341,113	83,196,840

			Digital
	Bitauto.com	Ucar.cn	Marketing
Year Ended, December 31, 2008	Business	Business	Solutions	Total

Continuing operations
Revenue	133,446,200	7,297,180	98,234,181	238,977,561
Cost of revenue	(37,643,274)	(14,701,613)	(21,879,086)	(74,223,973)

Gross profit	95,802,926	(7,404,433)	76,355,095	164,753,588

			Digital
	Bitauto.com	Ucar.cn	Marketing
Year Ended, December 31, 2009	Business	Business	Solutions	Total

Continuing operations
Revenue	159,288,147	12,224,150	121,800,764	293,313,061
Cost of revenue	(57,733,780)	(16,717,186)	(31,295,320)	(105,746,286)

Gross profit	101,554,367	(4,493,036)	90,505,444	187,566,775

For the years ended December 31, 2007, 2008 and 2009, revenue from one customer amounted to RMB28,284,889, RMB49,788,615 and RMB62,914,482, respectively, arising from sales from both the bitauto.com business segment and digital marketing solutions segment.

25.	Events after the reporting period

New employee stock incentive plan

On February 8, 2010, the Company implemented the Employee Stock Incentive Plan (“2010 Plan”) under which the Company has reserved 3,089,887.5 ordinary shares for employees. The board of the Company may invite employees of the Company to subscribe for options over the Company’s ordinary shares. Employees must remain in service for a period of four years from the date of grant.

Formation of new subsidiary

On April 27, 2010, the Company established a wholly-owned subsidiary, Bitauto Hong Kong Limited (“Bitauto HK”). The Company transferred its 100% equity interest in BBII to Bitauto HK for a nominal consideration. As of April 27, 2010, the Company conducts its business operations through BBII and the SPEs through Bitauto HK.

Line of credit

On April 30, 2010, the Group entered into a RMB30,000,000 revolving line of credit agreement available until April 29, 2011 with China Merchant Bank. The revolving line of credit is wholly guaranteed by Beijing Zhong Guan Cun High Technology Guarantee Company Limited.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

Discontinued operations

On May 31, 2010, the Company distributed cash and the net assets of the entities which were providing advertising services through newspaper, magazine, radio and television channels (“the distributed entities”) to its shareholders. Refer to Note 7 for further discussion.

Share split

On October 28, 2010, the Company’s shareholders approved and amended the Articles of Association to authorize a two and a half-for-one split of the Company’s issued and outstanding shares. As at October 28, 2010, this share split increased the number of issued and outstanding ordinary shares from 4,997,220.0 shares to 12,493,050.0 shares and increased the number of issued and outstanding convertible preference shares from 7,904,136.0 shares to 19,760,340.0 shares. Each ordinary and convertible preference share of the Company is now subdivided into two and a half shares at a par value of US$0.00004.

All ordinary and convertible preference shares and per share amounts presented in the accompanying consolidated financial statements have been retrospectively adjusted for all periods presented, to give effect to the share split. The par value of each ordinary and convertible preference share has been retrospectively adjusted as if it had been in proportion to the two and a half-for-one share split.

26.	Parent company only condensed financial information

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its PRC subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by its PRC subsidiary only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiary, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the statutory reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Foreign-invested enterprises are also required to set aside funds for the employee bonus and welfare fund from their after-tax profits each year at percentages determined at their sole discretion. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The Company’s PRC subsidiary, BBII was established as a foreign-invested enterprise and, therefore, is subject to the above mandated restrictions on distributable profits.

As a result of these PRC laws and regulations, subject to the limit discussed above that require annual appropriations of 10% of after-tax income to be reserved prior to payment of dividends as a statutory reserve, the Company’s PRC subsidiary is restricted in their ability to transfer a portion of their net assets to the Company. Historically, the Company’s PRC subsidiary has generated losses in each of the periods since inception as determined pursuant to PRC accounting standards. Therefore, no statutory reserves have been recorded to date. The PRC subsidiary will need to allocate profits to its statutory reserves in the years that it generates profits.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

Condensed statements of comprehensive income

	For the Year Ended December 31,
	2007	2008	2009
	RMB	RMB	RMB

Other operating income	—	11,790	—
Selling and administrative expenses	(2,248,094)	(754,703)	(272,116)

Operating loss	(2,248,094)	(742,913)	(272,116)
Changes in fair value of derivative component of convertible preference shares	(155,202,332)	50,294,966	(33,305,170)
Changes in fair value of convertible promissory notes	—	(8,708,905)	680,067
Interest income	560,150	94,106	(2,221)
Finance costs on convertible preference shares	(4,252,104)	(10,747,750)	(14,917,041)

(Loss)/profit before taxes	(161,142,380)	30,189,504	(47,816,481)
Income tax expense	—	—	—

(Loss)/profit for the year	(161,142,380)	30,189,504	(47,816,481)

Other comprehensive income
Foreign currency exchange difference	6,903,798	9,345,533	123,486

Other comprehensive income for the year, net of tax	6,903,798	9,345,533	123,486

Total comprehensive (loss)/profit for the year	(154,238,582)	39,535,037	(47,692,995)

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

Condensed statements of financial position

	As at December 31,
	2008	2009
	RMB	RMB

ASSETS
Non-current asset:
Investment in subsidiary	156,012,747	224,745,796

Total non-current asset	156,012,747	224,745,796

Current assets:
Cash and cash equivalents	4,861,070	7,480,807
Other receivables	85,168,017	26,645
Amount due from related parties	26,671	87,721,877

Total current assets	90,055,758	95,229,329

TOTAL ASSETS	246,068,505	319,975,125

EQUITY AND LIABILITIES
Equity:
Issued capital	3,613	3,905
Share premium	22,385,229	45,864,771
Share consideration to be issued	16,561,452	—
Employee equity benefit reserve	2,731,945	3,024,104
Other reserve
— Foreign currency translation reserve	16,249,692	16,373,178
Accumulated losses	(171,094,248)	(218,910,729)

Total equity	(113,162,317)	(153,644,771)

Non-current liabilities:
Convertible preference shares	305,850,492	473,619,896
Convertible promissory notes	42,743,588	—

Total non-current liabilities	348,594,080	473,619,896

Current liability:
Other payables and accruals	10,636,742	—

Total current liabilities	10,636,742	—

TOTAL EQUITY AND LIABILITIES	246,068,505	319,975,125

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

Condensed statements of cash flows

	For the Year Ended December 31,
	2007	2008	2009
	RMB	RMB	RMB

Net cash generated from/(used in) operating activities	455,028	144,984	(370,340)
Net cash used in investing activities	(65,997,588)	(72,427,233)	(74,618,285)
Net cash generated from financing activities	101,444,335	34,264,500	77,484,517
Exchange rate effect on cash	(13,304,032)	(13,906,598)	123,845

Net increase/(decrease) in cash and cash equivalents	22,597,743	(51,924,347)	2,619,737
Cash and cash equivalents at beginning of the year	34,187,674	56,785,417	4,861,070

Cash and cash equivalents at end of the year	56,785,417	4,861,070	7,480,807

(a) Basis of presentation

The separate condensed financial statements above have been presented on a “parent company only” basis. Under a “parent company only” presentation, the Company’s investment in its subsidiary is presented at cost. Such investment is presented on the separate condensed statements of financial position of the Company as “Investment in subsidiary”. The Group’s presentation currency is the RMB. The Company, its subsidiaries and the SPEs individually determine their functional currency and items included in the financial statements of each entity are measured using that functional currency. The functional currency of the Company is the U.S. dollar, while the functional currency of BBII and the SPEs is the RMB. The Company presents its financial statements in RMB, which is a currency different to its functional currency, in order to be consistent with the presentation currency of the Group’s consolidated financial statements.

Transactions in foreign currencies are initially recorded at the respective functional currency rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency spot rates of exchange prevailing at the reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

The assets and liabilities of the Company are translated into RMB at the rates of exchange prevailing at the reporting date and its consolidated statements of comprehensive income are translated at exchange rates prevailing at the date of the transactions. The exchange differences arising on the translation are recognized in other comprehensive income.

The subsidiary did not pay any dividends to the Company for the periods presented.

There were no indicators of impairment associated with the investment in subsidiary for the periods presented.

Certain information and note disclosures normally included in financial statements prepared in accordance with IFRS have been condensed or omitted by reference to the consolidated financial statements.

(b) Commitments

The Company does not have any significant commitments or long-term obligations as of any of the periods presented.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in Renminbi (“RMB”) except for number of shares)

27.	Unaudited pro forma information

Pro forma earnings per share (unaudited)

In March 2006, August 2006, October 2007 and November 2007, July 2009, and July 2009, the Company issued Series A, Series B, Series C, Series D-1 and Series D-2 Convertible Preference Shares, as well as Convertible promissory notes in June 2008, that will ultimately convert automatically into ordinary shares upon the completion of an initial public offering. Assuming the conversion had occurred “on a hypothetical basis” on January 1, 2009, or on the date of issue for those instruments issued in 2009, the pro forma basic and diluted profit/(loss) per share for the year ended December 31, 2009 is calculated as follows:

	For the Year Ended December 31, 2009
	Continuing	Discontinued
	Operations	Operations
	RMB	RMB
	(Pro forma)
	(Unaudited)

Numerator
Pro forma basic earnings
Basic loss attributable to ordinary shareholders, as reported	(6,035,580)	(54,012,212)
Pro forma adjustments:
Interest and change in fair value of convertible preference shares:
— Series A	4,208,362	—
— Series B	3,344,763	—
— Series C	9,707,199	—
— Series D-1	22,763,528	—
— Series D-2	4,104,392	—
— Convertible promissory notes	(680,067)	—

Numerator for pro forma basic and diluted profit/(loss) per share	37,412,597	(54,012,212)

Denominator
Pro forma weighted average number of shares
Number of shares outstanding at January 1, 2009	11,277,470	11,277,470
Hypothetical conversion of Series A, B,C, D-1 and convertible promissory notes	17,841,563	17,841,563
Weighted average number of shares issued as part of Autoworld Media Company Limited acquisition	845,538	845,538

Pro forma basic weighted average number of shares	29,964,571	29,964,571
Dilutive effect of share based compensation	607,660	—

Pro forma diluted weighted average number of shares	30,572,231	29,964,571

Pro forma profit/(loss) per share — basic	1.25	(1.80)
Pro forma profit/(loss) per share — diluted	1.22	(1.80)

28.	Approval of the consolidated financial statements

The consolidated financial statements were approved and authorized for issue by the Board of Directors on October 28, 2010.

BITAUTO HOLDINGS LIMITED

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Amounts in Renminbi (“RMB”) except for number of shares)

		For the Nine Months Ended September 30,
	Notes	2009	2010
		RMB	RMB
		(Unaudited)	(Unaudited)

Continuing operations
Revenue	4	195,684,316	299,252,422
Cost of revenue		(67,712,392)	(98,241,383)

Gross profit		127,971,924	201,011,039
Selling and administrative expenses		(85,771,775)	(145,367,603)
Product development expenses		(11,491,203)	(20,976,190)

Operating profit		30,708,946	34,667,246
Other income		550,087	1,685,727
Other expenses		(934,208)	(943,276)
Changes in fair value of derivative component of convertible preference shares		(9,769,067)	(806,933,684)
Changes in fair value of convertible promissory notes		680,067	—
Interest income		308,629	403,878
Interest expense		—	(457,250)
Finance costs on convertible preference shares		(12,502,262)	(8,037,238)

Profit/ (loss) before tax from continuing operations		9,042,192	(779,614,597)
Income tax expense		(2,479,889)	(7,244,575)

Profit/ (loss) for the period from continuing operations		6,562,303	(786,859,172)
Discontinued operations
Loss after tax for the period from discontinued operations	3	(26,710,584)	(51,309,828)

Loss for the period		(20,148,281)	(838,169,000)

Other comprehensive income
Foreign currency exchange difference		153,863	15,467,251

Other comprehensive income for the period, net of tax		153,863	15,467,251

Total comprehensive loss for the period		(19,994,418)	(822,701,749)

Attributable to:
Ordinary shareholders
Profit/(loss)for the period from continuing operations		6,562,303	(786,859,172)
Loss for the period from discontinued operations		(26,682,950)	(51,309,828)

Loss for the period attributable to ordinary shareholders		(20,120,647)	(838,169,000)

Attributable to:
Non-controlling interest
Loss for the period from continuing operations		—	—
Loss for the period from discontinued operations		(27,634)	—

Loss for the period attributable to non-controlling interest		(27,634)	—

Total comprehensive loss attributable to:
Ordinary shareholders		(19,966,784)	(822,701,749)
Non-controlling interest		(27,634)	—
Loss per share
— Basic and diluted, loss for the period per share attributable to ordinary shareholders		(0.72)	(26.04)
Profit/(loss) per share from continuing operations
— Basic profit/ (loss) per share from continuing operations attributable to ordinary shareholders		0.23	(24.45)
— Diluted profit/ (loss) per share from continuing operations attributable to ordinary shareholders		0.15	(24.45)

The accompanying notes are an integrated part of the unaudited interim consolidated financial statements.

BITAUTO HOLDINGS LIMITED

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Amounts in Renminbi (“RMB”) except for number of shares)

		December 31,	September 30,
	Notes	2009	2010
		RMB	RMB
		(Audited)	(Unaudited)

ASSETS
Non-current assets
Property, plant and equipment		19,701,273	26,929,042
Intangible assets		23,015,266	7,271,395
Goodwill		58,745,849	—
Deferred tax assets		1,642,693	2,481,152

		103,105,081	36,681,589

Current assets
Trade and notes receivables		224,800,373	321,650,750
Prepayments and other receivables		36,333,953	25,141,426
Due from related parties	13	15,741,413	9,616,183
Other current assets		2,289,965	1,953,979
Cash and cash equivalents	10	150,595,315	79,597,390

		429,761,019	437,959,728

TOTAL ASSETS		532,866,100	474,641,317

EQUITY AND LIABILITIES
Equity
Issued capital		3,905	3,946
Share premium		45,864,771	46,872,351
Employee equity benefit reserve		3,024,104	7,738,707
Other reserve
— Foreign currency translation reserve		29,529,323	44,996,574
Accumulated losses		(272,589,481)	(1,212,720,868)

Equity attributable to ordinary shareholders		(194,167,378)	(1,113,109,290)
Non-controlling interest		(830)	—

Total equity		(194,168,208)	(1,113,109,290)

Non-current liabilities
Convertible preference shares	9.1	473,619,896	1,267,119,516
Deferred tax liabilities		3,679,499	—

		477,299,395	1,267,119,516

Current liabilities
Trade payables		152,273,917	220,175,465
Other payables and accruals		72,729,752	62,456,415
Due to related parties	13	5,661,332	3,088,332
Deferred revenue		2,095,987	—
Interest-bearing borrowing	9.2	—	20,000,000
Income tax payable		16,973,925	14,910,879

		249,734,913	320,631,091

Total liabilities		727,034,308	1,587,750,607

TOTAL EQUITY AND LIABILITIES		532,866,100	474,641,317

The accompanying notes are an integrated part of the unaudited interim consolidated financial statements.

BITAUTO HOLDINGS LIMITED

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Amounts in Renminbi (“RMB”) except for number of shares)

	For the Nine Months Ended September 30, 2009
	Attributable to Ordinary Shareholders
					Other
				Employee	Reserve-Foreign
			Share	Equity	Currency
		Share	Consideration to	Benefits	Translation	Accumulated		Non-Controlling	Total
	Issued Capital	Premium	be Issued	Reserve	Reserve	Losses	Total	Interest	Equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

At January 1, 2009	3,613	22,385,229	16,561,452	2,731,945	29,331,764	(212,541,689)	(141,527,686)	299,191	(141,228,495)
Loss for the period	—	—	—	—	—	(20,120,647)	(20,120,647)	(27,634)	(20,148,281)
Other comprehensive income	—	—	—	—	153,863	—	153,863	—	153,863

Total comprehensive loss for the period	—	—	—	—	153,863	(20,120,647)	(19,966,784)	(27,634)	(19,994,418)
Acquisition of Autoworld Media Company Limited — equity settled consideration	211	16,561,241	(16,561,452)	—	—	—	—	—	—
Share-based payment (Note 11)	—	—	—	219,120	—	—	219,120	—	219,120

At September 30, 2009	3,824	38,946,470	—	2,951,065	29,485,627	(232,662,336)	(161,275,350)	271,557	(161,003,793)

The accompanying notes are an integrated part of the unaudited interim consolidated financial statements.

BITAUTO HOLDINGS LIMITED

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Amounts in Renminbi (“RMB”) except for number of shares)

	For the Nine Months Ended September 30, 2010
	Attributable to Ordinary Shareholders
				Other
			Employee	Reserve-Foreign
			Equity	Currency
		Share	Benefits	Translation	Accumulated		Non-Controlling	Total
	Issued Capital	Premium	Reserve	Reserve	Losses	Total	Interest	Equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

At January 1, 2010	3,905	45,864,771	3,024,104	29,529,323	(272,589,481)	(194,167,378)	(830)	(194,168,208)
Loss for the period	—	—	—	—	(838,169,000)	(838,169,000)	—	(838,169,000)
Other comprehensive income	—	—	—	15,467,251	—	15,467,251	—	15,467,251

Total comprehensive loss for the period	—	—	—	15,467,251	(838,169,000)	(822,701,749)	—	(822,701,749)
Recognition of non-controlling interest	—	—	—	—	—	—	665,000	665,000
Distribution to shareholders (Note 3)					(101,962,387)	(101,962,387)	(664,170)	(102,626,557)
Issuance of ordinary shares	41	1,007,580	(598,019)	—	—	409,602		409,602
Share-based payment (Note 11)	—	—	5,312,622	—	—	5,312,622	—	5,312,622

September 30, 2010	3,946	46,872,351	7,738,707	44,996,574	(1,212,720,868)	(1,113,109,290)	—	(1,113,109,290)

The accompanying notes are an integrated part of the unaudited interim consolidated financial statements.

BITAUTO HOLDINGS LIMITED

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Renminbi (“RMB”) except for number of shares)

		For the Nine Months Ended September 30,
	Notes	2009	2010
		RMB	RMB

Operating activities
Profit/(loss) before tax from continuing operations		9,042,192	(779,614,597)
Loss before tax from discontinued operations		(25,038,324)	(27,065,324)

Loss before tax		(15,996,132)	(806,679,921)
Non-cash adjustments to reconcile loss before tax to net cash flows:
Depreciation of property, plant and equipment		4,162,118	5,595,175
Amortization of intangible assets		3,455,551	1,663,011
Loss on disposal of a subsidiary		300,412	—
Loss on disposal of property, plant and equipment		768,118	24,126
Share-based payment	11	219,120	5,312,622
Provision for bad debts		248,644	—
Interest income		(308,629)	(403,878)
Interest expense		—	457,250
Unrealized exchange gain		(296,642)	(1,632,830)
Finance costs		12,502,262	8,037,238
Changes in fair value of derivative component of convertible preference shares		9,769,067	806,933,684
Changes in fair value of convertible promissory notes		(680,067)	—
Changes in working capital:
Trade and notes receivables		(109,012,977)	(162,240,815)
Prepayments and other receivables		(27,643,598)	(15,149,492)
Due from related parties		(7,109,275)	6,527,296
Other current assets		—	735,986
Trade payables		59,669,708	81,516,470
Other payables and accruals		(2,364,034)	9,270,586
Due to related parties		2,355,562	(2,573,000)
Deferred revenue		—	(2,095,987)

		(69,960,792)	(64,702,479)
Interest received		308,629	403,878
Income tax paid		(466,058)	(975,595)

Net cash flows used in operating activities		(70,118,221)	(65,274,196)

Investing activities
Proceeds from sale of property, plant and equipment		3,911,871	—
Purchases of property, plant and equipment		(8,692,254)	(17,335,006)
Purchases of intangible assets		(4,638,323)	(296,555)

Net cash flows used in investing activities		(9,418,706)	(17,631,561)

Financing activities
Proceeds from issue of convertible preference shares		81,990,000	—
Financing cost associated with issuance of convertible preference shares		(1,228,619)	—
Distribution to shareholders	3	—	(8,135,379)
Contribution from non-controlling interest		—	665,000
Proceeds from interest bearing borrowing		—	20,000,000
Interest expense paid		—	(457,250)

Net cash flows from financing activities		80,761,381	12,072,371

Net decrease in cash and cash equivalents		1,224,454	(70,833,386)
Net foreign exchange difference		99,321	(164,539)
Cash and cash equivalents at the beginning of period		100,576,916	150,595,315

Cash and cash equivalents at the end of period		101,900,691	79,597,390

Supplemental disclosure of non-cash activities:
Financing cost associated with issuance of convertible preference shares included in other payables and accruals		2,865,348	—

The accompanying notes are an integrated part of the unaudited interim consolidated financial statements.

BITAUTO HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

1.	Corporate Information

Bitauto Holdings Limited (the “Company”) is a limited liability company incorporated and domiciled in the Cayman Islands. The registered office is located at Scotia Centre, George Town, Grand Cayman, Cayman Islands.

The Company does not conduct any substantial operations other than acting as an investment holding company and parent of its subsidiaries and special purpose entities (the “SPEs”). The Company conducts its business operations through its subsidiary, Beijing Bitauto Internet Information Company Limited (“BBII”) and the SPEs, which are all established in the People’s Republic of China (the “PRC”). The Company owns 100% of the equity of BBII through a wholly-owned subsidiary, Bitauto Hong Kong Limited (“Bitauto HK”).

The Group is principally engaged in the provision of media services in the automobile industry, including advertising services and advertising agent services in the PRC.

As at September 30, 2010, the Company’s subsidiary and the SPEs are as follows:

Place and Date of Incorporation
Name	or Registration and Place of Operations

Subsidiary
Bitauto Hong Kong Limited	April 27, 2010 Hong Kong
Beijing Bitauto Internet Information Company Limited	January 20, 2006 PRC
SPEs
Beijing C&I Advertising Company Limited	December 30, 2002 PRC
Beijing Bitauto Information Technology Company Limited	November 30, 2005 PRC
Beijing Brainstorm Advertising Company Limited	February 10, 2006 PRC
Beijing Newline Advertising Company Limited	June 8, 2006 PRC
Beijing Bitauto Interactive Advertising Company Limited	December 12, 2007 PRC
Beijing You Jie Information Company Limited	July 11, 2008 PRC
You Jie Wei Ye (Beijing) Culture Media Company Limited	February 02, 2008 PRC
Beijing Easy Auto Media Company Limited	March 07, 2008 PRC
Beijing BitOne Technology Company Limited	August 13, 2010 PRC

Bitauto HK does not conduct any substantial operations other than acting as an investment holding company of BBII. BBII’s principal activities are the provision of technical and consulting services to the SPEs. All of the SPEs principal activities are the provision of advertising services and advertising agent services through various forms of media, such as websites.

BITAUTO HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

2.	Basis of preparation and significant accounting policies

The unaudited interim consolidated financial statements for the nine months ended September 30, 2010 have been prepared in accordance with IAS 34 Interim Financial Reporting and Article 10 of Regulation S-X.

The unaudited interim consolidated financial statements approved on October 28, 2010 do not include all the information and disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Group’s annual consolidated financial statements as at December 31, 2008 and 2009 approved on October 28, 2010, included in this prospectus.

Operating results for the nine months ended September 30, 2010 are not necessarily indicative of the results that may be expected for the year ending December 31, 2010. Due to the seasonal nature of the advertising services in the automobile industry, higher revenues are usually expected in the second half of the year compared to the first six months. Higher revenues are mainly attributed to marketing campaigns and advertising strategies of car manufacturers and car dealers that are concentrated in the last six months of the year.

The Group has a net deficiency in assets as at September 30, 2010, primarily due to the convertible preference share liability. The redemption date of the convertible preference shares will commence from November 2013. The Board of Directors believes that the Group will be able to meet with all other liabilities when they fall due in the foreseeable future from September 30, 2010. Accordingly, the unaudited interim consolidated financial statements have been prepared on a going concern basis.

Significant accounting policies

Foreign Currencies

The Group’s presentation currency is the RMB. The Company, its subsidiaries and the SPEs individually determine their functional currency and items included in the financial statements of each entity are measured using that functional currency. The functional currency of the Company and its wholly owned subsidiary Bitauto HK is the US dollar, while the functional currency of BBII and the SPEs is the RMB. Since the Group’s operations are primarily denominated in RMB, the Group has chosen the RMB as the presentation currency for the consolidated financial statements.

The accounting policies adopted in the preparation of the unaudited interim consolidated financial statements are consistent with those adopted in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2009, except for the adoption of new standards and interpretations as of January 1, 2010, noted below:

IFRS 2 Share-based Payment — Group Cash-settled Share-based Payment Transactions

The standard has been amended to clarify the accounting for group cash-settled share-based payment transactions. This amendment also supersedes IFRIC 8 and IFRIC 11. The adoption of this amendment did not have any impact on the financial position or performance of the Group.

IAS 39 Financial Instruments: Recognition and Measurement — Eligible Hedged Items

The amendment addresses the designation of a one-sided risk in a hedged item, and the designation of inflation as a hedged risk or portion in particular situations. The amendment is not applicable to the Group, and hence did not have any impact on the financial position or performance of the Group.

BITAUTO HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

3.	Discontinued operations

On May 31, 2010, the Company distributed cash and the net assets of the entities providing advertising services through newspaper, magazine, radio and television channels (“the distributed entities”) to its shareholders. This decision was based on the Board of Directors assessment that the distributed entities were not aligned with the Group’s long-term growth strategy, which is the provision of internet related services to derive growth and profitability for the Group. Accordingly, the Group recognized a distribution to shareholders amounting to RMB 101,962,387 in the unaudited interim consolidated statement of changes in equity for the period ended September 30, 2010, which included RMB 8,135,379 of cash balances of the distributed entities. The assets and liabilities distributed are as follows:

RMB
(Unaudited)

Trade and notes receivables	65,390,438
Goodwill	58,745,849
Prepayments and other receivables	21,626,248
Intangible assets	14,377,415
Cash and cash equivalents	8,135,379
Property, plant and equipment	4,512,330
Other payables and accruals	(28,984,916)
Income tax payable	(23,881,296)
Trade payables	(13,615,391)
Deferred tax liabilities	(3,679,499)
Non-controlling interest	(664,170)

101,962,387

The results of the distributed entities are as follows:

	For the Nine Months Ended
	September 30,
	2009	2010
	RMB	RMB
	(Unaudited)	(Unaudited)

Revenue	81,682,637	32,895,720
Cost of revenue	(55,811,272)	(31,578,680)

Gross profit	25,871,365	1,317,040
Selling and administrative expenses	(49,601,059)	(28,709,417)
Interest income	61,145	—
Other (expenses)/income	(1,369,775)	327,053

Loss before tax from discontinued operations	(25,038,324)	(27,065,324)
Income tax expense	(1,672,260)	(24,244,504)

Loss for the period from the discontinued operations	(26,710,584)	(51,309,828)

On May 31, 2010, prior to the distribution to shareholders, BBII waived amounts due from certain SPEs included in the distributed entities. PRC tax law does not allow intercompany gains or losses to be offset upon consolidation and requires corporate income tax to be recognized at the statutory rate of 25% by the entity that

BITAUTO HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

receives the waiver. Accordingly, the distributed entities recognized corporate income tax expenses amounting to RMB23,891,313 for the period ended September 30, 2010.

The cash flows of the disposal group are as follows:

	For the Nine Months
	Ended September 30,
	2009	2010
	RMB	RMB
	(Unaudited)	(Unaudited)

Operating activities	(26,109,307)	(20,577,156)
Investing activities	(1,724,790)	—
Financing activities	—	—

Net cash outflows	(27,834,097)	(20,577,156)

Loss per share:

	For the Nine Months
	Ended September 30,
	2009	2010
	RMB	RMB
	(Unaudited)	(Unaudited)

Basic and diluted, from discontinued operations	(0.95)	(1.59)

4.	Revenue

	For the Nine Months
	Ended September 30,
	2009	2010
	RMB	RMB

Advertising activities	103,540,768	166,622,269
Dealer subscription and listing services	35,153,383	60,478,379
Advertising agent services	56,990,165	72,151,774

	195,684,316	299,252,422

5.	Operating segment information

For management purposes, the Group is organized into business units based on their services and has three reportable operating segments as follows:

•	The Bitauto.com business segment comprises of advertising activities, and dealer subscription services targeted to the new car automobile market.

•	The Ucar.cn business segment comprises of advertising activities, and dealer listing services targeted to the used automobile market.

•	The digital marketing solutions segment comprises of advertising activities, and advertising agent services.

Although the Ucar.cn business segment does not meet any of the qualitative thresholds to be considered a reportable segment and meets the criteria to be aggregated with the Bitauto.com business operating segment, management believes that information about this segment would be useful to users of the unaudited interim consolidated financial statements as the potential revenue from this segment is expected to exceed 10% of the

BITAUTO HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

Group’s total revenue in future periods. Accordingly, management disclosed the Ucar.cn business segment as a separate reportable segment.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on profit or loss and is measured consistently with profit or loss in the unaudited interim consolidated financial statements.

The Group’s business is primarily carried out in the PRC, on this basis no geographic segment information is disclosed.

There are no intercompany transactions between the operating segments that have an effect on profit or loss before eliminations. The Group does not allocate operating, non-operating income and expenses to each reportable segment. Accordingly, the measure of profit and loss for each reportable segment as reported to the chief operating decision maker is gross profit. A reconciliation of gross profit to loss before tax from continuing operations is presented in the unaudited interim consolidated statements of comprehensive income.

			Digital
	Bitauto.com	Ucar.cn	Marketing
Nine Months Ended September 30, 2009 (unaudited)	Business	Business	Solutions	Total

Continuing operations
Revenue	114,445,907	5,481,198	75,757,211	195,684,316
Cost of revenue	(38,962,162)	(10,984,086)	(17,766,144)	(67,712,392)

Gross profit	75,483,745	(5,502,888)	57,991,067	127,971,924

			Digital
	Bitauto.com	Ucar.cn	Marketing
Nine Months Ended September 30, 2010 (unaudited)	Business	Business	Solutions	Total

Continuing operations
Revenue	188,067,540	11,552,784	99,632,098	299,252,422
Cost of revenue	(51,882,786)	(20,763,900)	(25,594,697)	(98,241,383)

Gross profit	136,184,754	(9,211,116)	74,037,401	201,011,039

For the nine months ended September 30, 2009 and 2010, revenue from one customer amounted to RMB 47,731,206 and RMB 51,952,338, respectively, arising from sales from both the bitauto.com business segment and digital marketing solutions segment.

6.	Income Taxes

The income tax expense for the continuing operations is RMB 7,244,575, or an effective tax rate of approximately (0.9%), for the nine months ended September 30, 2010.

Consistent with prior periods, the Group’s effective tax rate differs from the anticipated PRC statutory tax rate of 25%, as a result of foreign tax rate differences, a preferential tax rate applicable to BBII, and nondeductible permanent differences.

7.	Impairments

Intangible assets with indefinite lives have been allocated to the BBII cash-generating unit. The Group performs impairment tests annually (as at December 31) and when circumstances indicate that the cash generating unit’s respective recoverable amount is lower than its carrying value. Management concluded that there was no

BITAUTO HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

impairment as the recoverable amounts of the cash generating unit exceeded its carrying amount as of December 31, 2009. There were no indicators of impairment noted for the nine months ended September 30, 2010.

The recoverable amount of the cash-generating unit was determined based on a value in use calculation using cash flow projections based on financial budgets covering a five-year period approved by senior management. The key assumptions used to determine the recoverable amount for the cash-generating unit were discussed in the annual consolidated financial statements for the year ended December 31, 2009.

8.	Property, plant and equipment

During the nine months ended September 30, 2010, the Group acquired computer equipment amounting to RMB 7,114,601. The computer equipment will be depreciated over its useful life of five years. From April to June 2010, the Group renovated its offices and capitalized leasehold improvements amounting to RMB10,220,405. The leasehold improvements will be depreciated over the shorter of its useful life or the respective lease term of five years.

9.	Other financial assets and financial liabilities

9.1 Convertible preference shares

The carrying values of the derivative component and liability component of the Series A, B and C convertible preference shares and the carrying values of the Series D-1 and D-2 convertible preference shares as at December 31, 2009 and September 30, 2010 are as follows:

	December 31, 2009	September 30, 2010
	RMB	RMB
	(Audited)	(Unaudited)

Derivative component of Series A, B and C convertible preference shares	186,601,049	779,814,037
Liability component of Series A, B and C convertible preference shares	136,209,726	141,586,751
Series D-1 and D-2 convertible preference shares	150,809,121	345,718,728

	473,619,896	1,267,119,516

Number of conversion shares at the balance sheet date (shares)	19,760,340.0	19,760,340.0

No conversion of the convertible preference shares has occurred as at September 30, 2010.

9.2 Interest-bearing borrowing

On April 30, 2010, the Group entered into a RMB30,000,000 revolving line of credit agreement available until April 29, 2011 with China Merchant Bank. Amounts drawn down bear interest at the prevailing People’s Bank of China (“PBOC”) benchmark rate for a one-year loan on the date drawn. The Group’s interest rate on this interest-bearing borrowing was 5.31% per annum. Amounts drawn down as at September 30, 2010 was RMB 20,000,000 and are secured by a guarantee granted by Beijing Zhong Guan Cun High Technology Guarantee Company Limited.

BITAUTO HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

9.3 Fair values

Set out below is a comparison by class of the carrying amounts and fair value of the Group’s financial instruments that are carried in the unaudited interim consolidated financial statements:

	December 31, 2009		September 30, 2010
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
	RMB	RMB	RMB	RMB
	(Audited)	(Audited)	(Unaudited)	(Unaudited)

Financial assets
Trade and notes receivables	224,800,373	224,800,373	321,650,750	321,650,750
Other receivables and due from related parties	51,733,067	51,733,067	34,757,609	34,757,609
Cash and cash equivalents	150,595,315	150,595,315	79,597,390	79,597,390

Total	427,128,755	427,128,755	436,005,749	436,005,749

	December 31, 2009		September 30, 2010
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
	RMB	RMB	RMB	RMB
	(Audited)	(Audited)	(Unaudited)	(Unaudited)

Financial liabilities
Derivative component of Series A, B and C convertible preference shares	186,601,049	186,601,049	779,814,037	779,814,037
Liability component of Series A, B and C convertible preference shares	136,209,726	111,388,427	141,586,751	141,080,288
Series D-1 and D-2 convertible preference shares	150,809,121	150,809,121	345,718,728	345,718,728
Trade payables	152,273,917	152,273,917	220,175,465	220,175,465
Other payables, advances from customers and due to related parties	18,527,916	18,527,916	20,437,046	20,437,046
Interest-bearing borrowing	—	—	20,000,000	20,000,000

Total	644,421,729	619,600,430	1,527,732,027	1,527,225,564

The fair values of the financial assets and liabilities are included at the amounts at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following methods and assumptions were used to estimate the fair values:

The fair value of cash and cash equivalents, trade and notes receivables, other receivables, trade payables, other payables and the interest-bearing borrowing approximate to their carrying amounts largely due to the short-term maturity of these instruments.

BITAUTO HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

The fair value of the derivative component-conversion rights of the Series A, B, C convertible preference shares, convertible promissory notes and Series D-1 and D-2 convertible preference shares were calculated using the binomial model. The major inputs used in the model are denominated in US dollars (“US$”) and are as follows:

	December 31, 2009		September 30, 2010
	(Audited)		(Unaudited)

Total fair value of equity	US$	95,418,000	US$	299,111,000
Expected volatility		61.9%		60.0%
Dividend yield		0.00%		0.00%
Risk-free rate		2.80%		1.67%
Expected life		3.5		3.0

Any changes in the major inputs into the model will result in changes in the fair value of the derivative component-conversion rights of the Series A, B, C convertible preference shares, convertible promissory notes and Series D-1 and D-2 convertible preference shares. The total fair value of equity was estimated using a discounted cash flow model. The discounted cash flow model as of December 31, 2009 included, and September 30, 2010 excluded the future cash flows of the distributed entities which were providing advertising services through newspaper, magazine, radio and television channels (Note 3). The distributed entities were in an accumulated loss position, resulting in a favorable appreciation in the total fair value of the equity as of September 30, 2010.

The aggregate changes in the fair value of the conversion option of Series A, B, C convertible preference shares, and Series D-1 and D-2 convertible preference shares during the period ended September 30, 2009 and September 30, 2010 were RMB (9,769,067) and RMB (806,933,684), respectively, which have been recorded as the “Changes in fair value of derivative component of convertible preference shares” in the unaudited interim consolidated statements of comprehensive income. The aggregate changes in the fair value of the convertible promissory notes during the period ended September 30, 2009 was RMB 680,067, which has been recorded as the “Changes in fair value of convertible promissory notes” in the unaudited interim consolidated statements of comprehensive income. All the convertible promissory notes were converted into Series D-2 convertible preferences shares on July 20, 2009.

The initial carrying value of the liability component of convertible preference shares is the residual amount after separating the fair value of the derivative component. It is subsequently measured at amortized cost. Interest expense is calculated using the effective interest method by applying the effective interest rates ranging from 2.85% to 12.66% to the adjusted liability component.

10.	Cash and cash equivalents

	December 31,	September 30,
	2009	2010
	RMB	RMB
	(Audited)	(Unaudited)

Cash at bank and on hand	150,595,315	79,597,390

Cash at bank earns interest at floating rates based on daily bank deposit rates.

BITAUTO HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

11.	Share-based payments

The expenses recognized for employee services received during the periods are shown in the following table:

	For the Nine Months
	Ended September 30,
	2009	2010
	RMB	RMB
	(Unaudited)	(Unaudited)

Expense arising from employee stock incentive plan	219,120	5,312,622

	219,120	5,312,622

On February 8, 2010, the Company implemented an Employee Stock Incentive Plan (“2010 Plan”) under which the Company has reserved 3,089,887.5 ordinary shares for employees. The board of the Company may invite employees of the Company to subscribe for options over the Company’s ordinary shares. Employees must remain in service for a period of four years from the date of grant.

These options have an exercise price of US$3.20 per share. Pursuant to the Plan, 25% of the shares subject to the option shall vest 12 months after the vesting commencement date, the second 25% of the shares subject to the option shall vest 24 months after the vesting commencement date, the third 25% of the shares subject to the option shall vest 36 months after the vesting commencement date and the remaining 25% of the shares subject to the option shall vest 48 months after the vesting commencement date, on the condition that employees remain in service without any performance requirements. Options granted typically expire in 10 years from the vesting date and there are no cash settlement alternatives. The Company has not developed a past practice of cash settlement. Options related to 2,397,500.0 shares were granted to designated employees on February 8, 2010, as determined by the Board of Directors.

On May 5, 2010, options related to 150,000.0 shares that were granted under the December 31, 2006 Employee Stock Incentive Plan were exercised.

On May 31, 2010 and July 6, 2010, certain employees terminated their services with the Company and accordingly, forfeited options related to 776,250.0 shares and options related to 11,250.0 shares granted to them under the 2010 Plan, respectively.

The fair value of services received in return for share options granted is measured by reference to the fair value of share options granted. The estimate of the fair values of the share options granted on February 8, 2010 is measured based on the binomial model, taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model used for the Plan on the date of grant:

	February 8, 2010
	(Unaudited)

Fair value per share	US$	3.02
Exercise price per share	US$	3.20
Risk-free interest rate		3.62%
Dividend yield		0.00%
Weighted-average fair value per option granted	US$	3.60
Expected volatility		60%

The volatility is estimated based on annualized standard deviation of daily stock price return of comparable companies, for the period before valuation date and with similar span as time to expiration.

BITAUTO HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

12.	Commitments and contingencies

Operating lease commitments — Group as lessee

The Group has entered into operating leases on certain office premises. These leases have an average life of between 2 and 5 years. There are no restrictions placed upon the Group by entering into these leases.

Future minimum lease payments under non-cancelable operating leases are as follows:

	December 31,	September 30,
	2009	2010
	RMB	RMB
	(Audited)	(Unaudited)

Within one year	14,216,668	9,541,511
After one year but not more than five years	12,952,906	18,989,734

	27,169,574	28,531,245

13.	Related party disclosures

The ordinary shareholders of the Company are Proudview Limited, Honour State Limited, Winstate Investment Limited and Charm Huge Management Limited, respectively, which are companies incorporated in the British Virgin Islands.

On May 31, 2010, the Company distributed cash and the net assets of the entities providing advertising services through newspaper, magazine, radio and television channels to its shareholders. Refer to note 3 for further discussion.

The following table summarizes the related party transactions for periods ended September 30, 2009 and 2010:

	For the Nine Months
	Ended September 30,
	2009	2010
	RMB	RMB
	(Unaudited)	(Unaudited)

Services purchased from entity with common shareholders of the Company
— Beijing Easy Auto Reach Media Company Limited	891,200	1,890,000

The following table summarizes the related party balances as at December 31, 2009 and September 30, 2010:

	December 31,	September 30,
	2009	2010
	RMB	RMB
	(Audited)	(Unaudited)

Amounts due from key management personnel	7,436,558	6,474,128
Amounts due from entities with common shareholders of the Company	8,304,855	3,142,055

Total amounts due from related parties	15,741,413	9,616,183

BITAUTO HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

	December 31,	September 30,
	2009	2010
	RMB	RMB
	(Audited)	(Unaudited)

Amounts due to entities with common shareholders of the Company	5,661,332	3,088,332

Total amounts due to related parties	5,661,332	3,088,332

The above balances are unsecured, interest-free and have no fixed terms of repayment.

For the period ended September 30, 2010, the Group did not make any provision for doubtful debts relating to amounts owed by related parties.

Assessment of doubtful debt provision is undertaken through examining the financial position of the relevant related parties and the market in which the related parties operate.

Compensation of key management personnel of the Group

	For the Nine Months
	Ended September 30,
	2009	2010
	RMB	RMB
	(Unaudited)	(Unaudited)

Wages and salaries	1,865,195	2,399,074
Post-employment benefits	188,633	137,289
Share-based payments	49,885	2,385,216

Total compensation paid to key management personnel	2,103,713	4,921,579

14.	Events after the reporting period

On October 28, 2010, the Company’s shareholders approved and amended the Articles of Association to authorize a two and a half-for-one split of the Company’s issued and outstanding shares. As at October 28, 2010, this share split increased the number of issued and outstanding ordinary shares from 4,997,220.0 shares to 12,493,050.0 shares and increased the number of issued and outstanding convertible preference shares from 7,904,136.0 shares to 19,760,340.0 shares. Each ordinary and convertible preference share of the Company is now subdivided into two and a half shares at a par value of US$0.00004.

All ordinary and convertible preference shares and per share amounts presented in the accompanying unaudited interim consolidated financial statements have been retrospectively adjusted for all periods presented, to give effect to the share split. The par value of each ordinary and convertible preference share has been retrospectively adjusted as if it had been in proportion to the two and a half-for-one share split.

15.	Unaudited pro forma information

Upon completion of an initial public offering (IPO), all of the Series A, Series B, Series C, Series D-1 and Series D-2 convertible preference shares outstanding will automatically convert into ordinary shares. Unaudited pro forma shareholders’ equity as of September 30, 2010, as adjusted for the assumed conversion of the convertible preference shares, and IPO transaction costs that have been incurred to date, is set forth on the unaudited interim consolidated statement of financial position below. Unaudited pro forma loss per share for period ended

BITAUTO HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

September 30, 2010, as adjusted for the assumed conversion of the convertible preference shares as of January 1, 2010, is set forth below.

	As Reported	Pro forma
	September 30, 2010	September 30, 2010
	RMB	RMB
	(Unaudited)	(Unaudited)

ASSETS
Non-current assets
Property, plant and equipment	26,929,042	26,929,042
Intangible assets	7,271,395	7,271,395
Deferred tax assets	2,481,152	2,481,152

	36,681,589	36,681,589

Current assets
Trade and notes receivables	321,650,750	321,650,750
Prepayments and other receivables	25,141,426	17,043,004
Due from related parties	9,616,183	9,616,183
Other current assets	1,953,979	1,953,979
Cash and cash equivalents	79,597,390	79,597,390

	437,959,728	429,861,306

TOTAL ASSETS	474,641,317	466,542,895

EQUITY AND LIABILITIES
Equity
Issued capital	3,946	9,243
Share premium	46,872,351	1,305,888,148
Employee equity benefit reserve	7,738,707	7,738,707
Other reserve
- Foreign currency translation reserve	44,996,574	44,996,574
Accumulated losses	(1,212,720,868)	(1,212,720,868)

Total equity	(1,113,109,290)	145,911,804

Non-current liabilities
Convertible preference shares	1,267,119,516	—

	1,267,119,516	—

Current liabilities
Trade payables	220,175,465	220,175,465
Other payables and accruals	62,456,415	62,456,415
Due to related parties	3,088,332	3,088,332
Interest bearing borrowing	20,000,000	20,000,000
Income tax payable	14,910,879	14,910,879

	320,631,091	320,631,091

Total liabilities	1,587,750,607	320,631,091

TOTAL EQUITY AND LIABILITIES	474,641,317	466,542,895

BITAUTO HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

Pro forma earnings per share (unaudited)

In March 2006, August 2006, October 2007 and November 2007, July 2009, and July 2009, the Company issued Series A, Series B, Series C, Series D-1 and Series D-2 Convertible Preference Shares, as well as Convertible promissory notes in June 2008, that will ultimately convert automatically into ordinary shares upon the completion of an initial public offering. Assuming the conversion had occurred “on a hypothetical basis” on January 1, 2010, the pro forma basic and diluted loss per share for the period ended September 30, 2010 is calculated as follows:

	For the Period Ended
	September 30, 2010
	Continuing	Discontinued
	Operations	Operations
	RMB	RMB
	(Pro forma)
	(Unaudited)

Pro forma basic earnings
Loss for the period attributable to ordinary shareholders, as reported	(786,859,172)	(51,309,828)
Pro forma adjustments:
Interest and change in fair value of convertible preference shares:
— Series A	167,575,414	—
— Series B	240,379,992	—
— Series C	206,180,059	—
— Series D-1 and D-2	200,835,457	—

Numerator for pro forma basic and diluted profit/(loss) per share	28,111,750	(51,309,828)

Pro forma weighted average number of shares
Number of shares outstanding at January 1, 2010	12,343,050	12,343,050
Hypothetical conversion of Series A, Series B, Series C, Series D-1 and D-2 convertible preference shares	19,760,340	19,760,340
Weighted average number of shares issued on exercise of share options	81,318	81,318

Pro forma basic weighted average number of shares	32,184,708	32,184,708
Dilutive effect of share based compensation	1,159,822	—

Pro forma diluted weighted average number of shares	33,344,530	32,184,708

Pro forma profit/(loss) per share — basic	0.87	(1.59)
Pro forma profit/(loss) per share — diluted	0.84	(1.59)

16.	Approval of the unaudited interim consolidated financial statements

The unaudited interim consolidated financial statements were approved and authorized for issue by the Board of Directors on October 28, 2010.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own willful neglect or default.

Pursuant to the indemnification agreements the form of which is filed as Exhibit 10.3 to this Registration Statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The underwriting agreement, the form of which is filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification by the underwriters of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.	RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities (including options to acquire our ordinary shares) that were outstanding as of September 30, 2010.

				Securities
	Date of Sale or			Registration
Purchaser	Issuance	Number of Securities	Consideration ($)	Exemption

LC Fund II	October 24, 2007	521,127.5 Series C convertible preference shares	$1.6 million	Regulation S of the Securities Act(1)
DCM IV, L.P.	October 24, 2007	3,811,517.5 Series C convertible preference shares	$11.7 million	Regulation S of the Securities Act(1)
DCM Affiliates Fund IV, L.P.	October 24, 2007	96,930 Series C convertible preference shares	$0.3 million	Regulation S of the Securities Act(1)
Huitung Investments (BVI) Limited	November 23, 2007	325,705 Series C convertible preference shares	$1.0 million	Regulation S of the Securities Act(1)
Georgian Pine Investments LP	November 23, 2007	130,282.5 Series C convertible preference shares	$0.4 million	Section 4(2) of the Securities Act(2)
Charm Huge Management Limited	February 1, 2008	434,235 ordinary shares	(3)	Regulation S of the Securities Act(1)
Winstate Investments Limited	February 1, 2008	160,037.5 ordinary shares	(3)	Regulation S of the Securities Act(1)
Honour State Limited	February 1, 2008	434,235 ordinary shares	(3)	Regulation S of the Securities Act(1)
Charm Huge Management Limited	July 8, 2009	257,127.5 ordinary shares	(3)	Regulation S of the Securities Act(1)
Winstate Investments Limited	July 8, 2009	257,130 ordinary shares	(3)	Regulation S of the Securities Act(1)
Honour State Limited	July 8, 2009	257,127.5 ordinary shares	(3)	Regulation S of the Securities Act(1)

Securities
	Date of Sale or			Registration
Purchaser	Issuance	Number of Securities	Consideration ($)	Exemption

Bertelsmann Asia Investments AG	July 20, 2009	3,484,345 Series D-1 convertible preference shares	$12.0 million	Regulation S of the Securities Act(1)
DCM IV, L.P.	July 20, 2009	794,065 Series D-2 convertible preference shares	$2.4 million	Regulation S of the Securities Act(1)
DCM Affiliates Fund IV, L.P.	July 20, 2009	20,195 Series D-2 convertible preference shares	$0.1 million	Regulation S of the Securities Act(1)
Huitung Investments (BVI) Limited	July 20, 2009	814,260 Series D-2 convertible preference shares	$2.5 million	Regulation S of the Securities Act(1)
Charm Huge Management Limited	December 31, 2009	98,065 ordinary shares	(3)	Regulation S of the Securities Act(1)
Winstate Investments Limited	December 31, 2009	98,065 ordinary shares	(3)	Regulation S of the Securities Act(1)
Honour State Limited	December 31, 2009	98,065 ordinary shares	(3)	Regulation S of the Securities Act(1)
Directors, Officers, Employees and Consultants	May 5, 2010	Options to purchase 150,000 ordinary shares	Past and future services to our company	Rule 701 of the Securities Act

(1)	Each of these issuances was made to non-U.S. person(s) outside of the United States in a private transaction not involving a public offering.

(2)	Georgian Pine Investments LP is eligible for the exemption under Section 4(2) of the Securities Act as a sophisticated investor with full access to information about our company.

(3)	Equity interest of Autoworld Media Company Limited.

We believe that each of the above issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act, Section 4(2) of the Securities Act or Rule 701 under the Securities Act regarding transactions not involving a public offering. The grants of share options on various dates were to some of our directors, officers, employees and consultants pursuant to the 2006 Plan and the 2010 Plan. See “Management — 2006 Stock Incentive Plan” and “Management — 2010 Stock Incentive Plan” for a description of the principal terms of the Stock Incentive Plans. The aggregate amount of ordinary shares underlying options granted during any consecutive 12-month period has not exceeded 15% of our outstanding ordinary shares (including ordinary shares into which the preference shares will automatically convert immediately upon the completion of this offering) as of September 30, 2010. No underwriters were involved in any of these issuances.

ITEM 8.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See Exhibit Index beginning on page II-6 of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, China, on November 12, 2010.

Bitauto Holdings Limited

By:	/s/ Bin Li
Name:     Bin Li

Title:	Chairman of the Board of Directors and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Bin Li and Xuan Zhang as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended, or the Securities Act, and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant, or the Shares, including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1, or the Registration Statement, to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on November 12, 2010.

	Signature	Title

	/s/ Bin Li Name: Bin Li	Chairman of the Board of Directors and Chief Executive Officer (principal executive officer)

	/s/ Xuan Zhang Name: Xuan Zhang	Chief Financial Officer (principal financial and accounting officer)

	* Name: Jingning Shao	Director and President

	* Name: Weihai Qu	Director and Senior Vice President

	* Name: Erhai Liu	Director

	* Name: Ruby Lu	Director

	* Name: Yuan Shuan	Director

	* Name: Yu Long	Director

	* Name: Kate Ledyard, on behalf of Law Debenture Corporate Service, Inc. Title: Manager	Authorized United States Representative

* By:	/s/ Xuan Zhang

Xuan Zhang Attorney-in-Fact

BitAuto Holdings Limited

EXHIBIT INDEX

Exhibit
Number		Description of Document

1.1		Form of Underwriting Agreement
3	.1*	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect
3.2		Amendment to the Amended and Restated Memorandum and Articles of Association of the Registrant, adopted on October 28, 2010
3	.3*	Form of the Second Amended and Restated Memorandum and Articles of Association of the Registrant (effective upon the completion of this offering)
4	.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)
4	.2*	Registrant’s Specimen Certificate for Ordinary Shares
4	.3*	Form of Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts
4	.4*	Shareholders Agreement between the Registrant and other parties therein dated July 8, 2009
4	.5*	Amendment to the Shareholders’ Agreement between the Registrant and other parties therein, dated October 28, 2010
5	.1*	Form of Opinion of Conyers Dill & Pearman regarding the validity of the ordinary shares being registered
8	.1*	Form of Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain United States tax matters
8	.2*	Form of opinion of Conyers Dill & Pearman regarding certain Cayman Islands tax matter.
8	.3*	Form of Opinion of Han Kun Law Offices regarding certain PRC law matters
10	.1*	2006 Stock Incentive Plan
10	.2*	2010 Stock Incentive Plan
10	.3*	Form of Indemnification Agreement between the Registrant and its directors and officers
10	.4*	Form of Employment Agreement between the Registrant and the officers of the Registrant
10	.5*	Form of Exclusive Business Cooperation Agreement between BBII and each PRC SPE
10	.6*	Form of Exclusive Option Agreement among BBII, each PRC SPE and the shareholders of each PRC SPE
10	.7*	Form of Share Pledge Agreement among BBII, each PRC SPE and the shareholders of each PRC SPE
10	.8*	Form of Loan Agreement between BBII and the shareholders of each PRC SPE
10	.9*	Translation of Service Agreement between Beijing Bitauto Interactive Advertising Company Limited and Beijing Easy Auto Reach Media Company Limited for 2010
10	.10*	Translation of Share Transfer Agreement between Beijing A&I Advertising Company Limited and Beijing Auto Communication Information and Technology Company Limited in Connection with the sale of Shanghai Cheng Chen Media Company Limited, dated September 22, 2009
10	.11†	Translation of Internet Marketing Service Agreement between FAW Mazda, BBII and CIG for the calendar year of 2010
21	.1*	Subsidiaries of the Registrant
23.1		Consent of Ernst & Young Hua Ming, an independent registered public accounting firm
23	.2*	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)
23	.3*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.1)
23	.4*	Consent of Han Kun Law Offices (included in Exhibit 8.3)
23	.5*	Consent of iResearch Consulting Group
23	.6*	Consent of J.D. Power and Associates
24	.1*	Powers of Attorney (included on signature page)
99	.1*	Code of Business Conduct and Ethics of the Registrant

*	Previously filed.

†	Confidential treatment has be requested with respect to certain portions of this exhibit.